    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL   , 2006
                                           1933 ACT REGISTRATION NO. 333-130989

                                            1940 ACT REGISTRATION NO. 811-07325
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------


              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           PRE-EFFECTIVE AMENDMENT NO. 1                  [X]

                                        AND

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                          POST-EFFECTIVE AMENDMENT NO. 68                 [X]

                         (CHECK APPROPRIATE BOX OR BOXES)


                               -----------------

                          PRUCO LIFE FLEXIBLE PREMIUM
                           VARIABLE ANNUITY ACCOUNT
                          (Exact Name of Registrant)

                               -----------------

                         PRUCO LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                (973) 367-1730
   (Address and telephone number of depositor's principal executive offices)


                               JOSEPH D. EMANUEL

                              CHIEF LEGAL OFFICER

                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                              ONE CORPORATE DRIVE
                               SHELTON, CT 06484
                                 203-944-7504

                    (Name and address of agent for service)

                                  Copies to:


                            C. CHRISTOPHER SPRAGUE

                     VICE PRESIDENT AND CORPORATE COUNSEL

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2917
                                 973-802-6997


                               -----------------

         Approximate Date of Proposed Sale to the Public: May 1, 2006



                     Title of Securities Being Registered:
              Interests in Individual Variable Annuity Contracts

================================================================================

                                                   PRUCO LIFE INSURANCE COMPANY
                                                 A Prudential Financial Company
                                        751 Broad Street, Newark, NJ 07102-3777



PRUDENTIALSM PREMIER VARIABLE ANNUITY B SERIES/ /("B SERIES")
PRUDENTIALSM PREMIER VARIABLE ANNUITY L SERIES/ /("L SERIES")
PRUDENTIALSM PREMIER VARIABLE ANNUITY X SERIES/ /("X SERIES")


Flexible Premium Deferred Annuities


PROSPECTUS: MAY 1, 2006


This prospectus describes three different flexible premium deferred annuity classes offered by Pruco Life Insurance Company ("Pruco Life", "we", "our", or "us"). Each of the B Series, L Series, and X Series is a class within a single annuity contract, rather than a separate annuity contract under State insurance law. For convenience in this prospectus, we sometimes refer to each of these annuity classes as an "Annuity", and to the classes collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity may be offered as an individual annuity contract or as an interest in a group annuity. Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This Prospectus describes the important features of the Annuities and what you should consider before purchasing one of the Annuities. The Prospectus also describes differences among the Annuities which include differences in the fees and charges you pay and variations in some product features such as the availability of certain bonus amounts. These differences among the products are discussed more fully in the Prospectus and summarized in Appendix A entitled "Selecting the Variable Annuity That's Right for You". There may also be differences in the compensation paid to your Financial Professional for each Annuity. In addition, selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features offered generally under the Annuity. Alternatively, such firms may restrict the availability of the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your registered representative for further details. Each Annuity or certain of its investment options and/or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and/or regulations. For more information about variations applicable to your state, please refer to your Annuity contract or consult your Financial Professional. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

The Sub-accounts
--------------------------------------------------------------------------------

Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund portfolio. Currently, portfolios of American Skandia Trust are being offered. See the following page for a complete list of Sub-accounts.

Please Read This Prospectus
--------------------------------------------------------------------------------
Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.
Available Information
--------------------------------------------------------------------------------

We have also filed a Statement of Additional Information that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 69. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549. (See file number 333-130989). These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

For Further Information call:
--------------------------------------------------------------------------------

   1-888-PRU-2888
These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. Prudential/SM/ is a service mark owned by The Prudential Insurance Company of America and is used under license by its affiliates, including Pruco Life Insurance Company of New Jersey.



Prospectus Dated: May 1, 2006 Statement of Additional Information Dated: May 1, 2006
PRUCOMB 506                                                                    PRUCO


 PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE
           STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                              INVESTMENT OPTIONS



AMERICAN SKANDIA TRUST
  AST Advanced Strategies
  AST Aggressive Asset Allocation
  AST AllianceBernstein Core Value
  AST AllianceBernstein Managed Index 500
  AST AllianceBernstein Growth & Income
  AST American Century Income & Growth
  AST American Century Strategic Balanced
  AST Balanced Asset Allocation
  AST Capital Growth Asset Allocation
  AST Cohen & Steers Realty
  AST Conservative Asset Allocation
  AST DeAM Large-Cap Value
  AST DeAM Small-Cap Growth
  AST DeAM Small-Cap Value
  AST Federated Aggressive Growth
  AST First Trust Balanced Target
  AST First Trust Capital Appreciation Target
  AST Global Allocation
  AST Goldman Sachs Concentrated Growth
  AST Goldman Sachs Mid-Cap Growth
  AST High Yield
  AST JPMorgan International Equity
  AST Large-Cap Value
  AST Lord Abbett Bond Debenture
  AST LSV International Value
  AST Marsico Capital Growth
  AST MFS Global Equity
  AST MFS Growth
  AST Mid-Cap Value
  AST Money Market
  AST Neuberger Berman Mid-Cap Growth
  AST Neuberger Berman Mid-Cap Value
  AST PIMCO Limited Maturity Bond
  AST PIMCO Total Return Bond
  AST Preservation Asset Allocation
  AST Small-Cap Growth
  AST Small-Cap Value
  AST T. Rowe Price Asset Allocation
  AST T. Rowe Price Large-Cap Growth
  AST T. Rowe Price Global Bond
  AST T. Rowe Price Natural Resources
  AST William Blair International Growth

Contents


Introduction...............................................................................  1
 Why Would I Choose to Purchase One of the Annuities?......................................  1
 What Are Some of the Key Features of the Annuities?.......................................  1
 How Do I Purchase One of the Annuities?...................................................  2
Glossary of Terms..........................................................................  3
Summary of Contract Fees and Charges.......................................................  5
Expense Examples........................................................................... 12
Investment Options......................................................................... 13
 What are the Investment Objectives and Policies of the Portfolios?........................ 13
 What are the Fixed Rate Options?.......................................................... 22
Fees and Charges........................................................................... 24
 What are the Contract Fees and Charges?................................................... 24
 What Charges Apply to the Fixed Rate Options?............................................. 26
 What Charges Apply if I Choose an Annuity Payment Option?................................. 26
 Exceptions/Reductions to Fees and Charges................................................. 26
Purchasing Your Annuity.................................................................... 27
 What are Our Requirements for Purchasing One of the Annuities?............................ 27
Managing Your Annuity...................................................................... 28
 May I Change the Owner, Annuitant and Beneficiary Designations?........................... 28
 May I Return My Annuity if I Change My Mind?.............................................. 28
 May I Make Additional Purchase Payments?.................................................. 28
 May I Make Scheduled Payments Directly from My Bank Account?.............................. 29
 May I Make Purchase Payments Through a Salary Reduction Program?.......................... 29
Managing Your Account Value................................................................ 30
 How and When are Purchase Payments Invested?.............................................. 30
 How Do I Receive a Longevity Credit Under the X Series?................................... 30
 How Are Longevity Credits Applied to My Account Value Under the X Series?................. 30
 How Do I Receive a Purchase Credit Under the X Series?.................................... 30
 How is Each Purchase Credit Applied to My Account Value?.................................. 30
 Are There Restrictions or Charges on Transfers Between Investment Options?................ 31
 Do You Offer More than One Dollar Cost Averaging Program?................................. 32
 Do You Offer Any Automatic Rebalancing Programs?.......................................... 33
 May I Give My Financial Professional Permission to Manage My Account Value?............... 33
Access To Account Value.................................................................... 34
 What Types of Distributions are Available to Me?.......................................... 34
 Are There Tax Implications for Distributions?............................................. 34
 Can I Withdraw a Portion of My Annuity?................................................... 34
 How Much Can I Withdraw as a Free Withdrawal?............................................. 35
 Can I Make Periodic Withdrawals from My Annuity During the Accumulation Period?........... 35
 Do You Offer a Program for Withdrawals Under Section 72(t) of the Internal Revenue Code? . 35
 What are Minimum Distributions and When Would I Need to Make Them?........................ 35
 Can I Surrender My Annuity for Its Value?................................................. 36
 What is a Medically-Related Surrender and How Do I Qualify?............................... 36
 What Types of Annuity Options are Available?.............................................. 36
 How and When Do I Choose the Annuity Payment Option?...................................... 37
Living Benefit Programs.................................................................... 38
 Do You Offer Programs Designed to Provide Investment Protection for Owners While They are
   Alive?.................................................................................. 38
 Guaranteed Minimum Income Benefit (GMIB).................................................. 38
 Lifetime Five Income Benefit (Lifetime Five).............................................. 42
 Spousal Lifetime Five Income Benefit (Spousal Lifetime Five).............................. 48


                                      (i)

Contents


     Death Benefit....................................................  52
      What Triggers the Payment of a Death Benefit?...................  52
      Basic Death Benefit.............................................  52
      Optional Death Benefits.........................................  52
      Payment of Death Benefits.......................................  55
     Valuing Your Investment..........................................  57
      How is My Account Value Determined?.............................  57
      What is the Surrender Value of My Annuity?......................  57
      How and When Do You Value the Sub-Accounts?.....................  57
      When Do You Process and Value Transactions?.....................  57
     Tax Considerations...............................................  59
     General Information..............................................  66
      How Will I Receive Statements and Reports?......................  66
      Who is Pruco Life?..............................................  66
      What is the Separate Account?...................................  66
      What is the Legal Structure of the Underlying Funds?............  66
      Who Distributes Annuities Offered by Pruco Life?................  68
      Financial Statements............................................  68
      How to Contact Us...............................................  69
      Indemnification.................................................  69
      Legal Proceedings...............................................  69
      Contents of the Statement of Additional Information.............  70
     Appendix A -- Selecting the Variable Annuity That's Right for You A-1
     Appendix B -- Calculation of Optional Death Benefits............. B-1


                                     (ii)

PRUCO LIFE ANNUITIES PROSPECTUS

Introduction

Why Would I Choose to Purchase One of the Annuities?
--------------------------------------------------------------------------------
The Annuities are frequently used for retirement planning because they allow you to accumulate retirement savings and also offer annuity payment options when you are ready to begin receiving income. Each Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. Each Annuity may be used as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Roth IRA, Section 401(a) plans (defined benefit plans and defined contribution plans such as 401(k), profit sharing and money purchase plans) or Tax Sheltered Annuity (or 403(b)). Each Annuity may also be used as an investment vehicle for "non-qualified" investments. Each Annuity allows you to invest your money in a number of Sub-accounts as well as in one or more Fixed Rate Options. This Prospectus describes three different Annuities including features that these Annuities have in common as well as differences. For a summary of each Annuity's features, please refer to Appendix A entitled, "Selecting the Variable Annuity That's Right for You."


When an Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as "tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for long-term retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59/1//\\2\\. Annuities purchased as a non-qualified investment are not subject to the maximum contribution limits that may apply to a qualified investment, and are not subject to required minimum distributions after age 70/1//\\2\\.

When an Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries and income options and the ability to make transfers between numerous Sub-accounts offered under the Annuity. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.


What Are Some of the Key Features of the Annuities?
--------------------------------------------------------------------------------
.. Each Annuity is a "flexible premium deferred annuity." It is called "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.
.. Each Annuity offers both Sub-accounts and Fixed Rate Options. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options. Fixed Rate Option interest is guaranteed by us.
.. Each Annuity features two distinct periods -- the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.
.. During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.
.. Each Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.
.. Each Annuity offers a basic Death Benefit. It also offers optional Death
  Benefits that provide an enhanced level of protection for your beneficiary(ies) for an additional charge.
.. You are allowed to withdraw a limited amount of money from each Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.
.. Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.

PRUCO LIFE ANNUITIES PROSPECTUS

Introduction continued


 WITH RESPECT TO THE X SERIES ONLY:

.. If you purchase this Annuity, we apply an additional amount ("Purchase
  Credit") to your Account Value with each Purchase Payment you make, including your initial Purchase Payment and any additional Purchase Payments.

.. Please note that the total asset-based charges on this Annuity are higher than many of our other annuities. In addition, the Contingent Deferred Sales Charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other annuities. The Purchase Credit amount is included in your Account Value. Pruco Life may take back all Purchase Credits if you return your Annuity under the "free-look" provision. In addition, Pruco Life may take back Purchase Credits associated with any Purchase Payment if (a) the Purchase Credit was applied within twelve (12) months prior to the death of the Owner (or Annuitant if entity-owned) or (b) the Purchase Credit was applied within 12 months prior to a request to surrender the Annuity under the medically-related surrender provision. In these situations, your Account Value could be substantially reduced. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. Additional conditions and restrictions apply. We do not deduct a CDSC in any situation where we take back the Purchase Credit amount.
.. Beginning on the tenth Annuity Anniversary and on every Annuity Anniversary thereafter, we add a Longevity Credit to your Account Value with respect to Purchase Payments that have been in your Annuity more than 9 full Annuity years less withdrawals, subject to our rules and State availability.
.. Purchase Credits applied to Purchase Payments are not intended to offset surrender charge(s) of any annuity contract you may currently own. When replacing your current annuity, please consider all charges associated with that annuity. For more information on all available annuity classes, please see Appendix A of this prospectus.


How Do I Purchase One of the Annuities?
--------------------------------------------------------------------------------

We sell each Annuity through licensed, registered Financial Professionals. Each Annuity has minimum initial Purchase Payments as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer program under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. Unless we agree otherwise and subject to our rules, if the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series, and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity unless we agree otherwise. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity, on the date the benefit is elected or the date of the Owner's death.

PRUCO LIFE ANNUITIES PROSPECTUS

Glossary of Terms

Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

ACCOUNT VALUE
The value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments that we are entitled to recover under certain circumstances and the Account Value includes any Longevity Credit we apply.

ANNUITIZATION
The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Annuitant to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

ANNUITY DATE
The date you choose for annuity payments to commence. The Annuity Date must be no later than the first day of the month coinciding with or next following the Annuitant's 95th birthday (unless we agree to another date).

ANNUITY YEAR
A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

CODE
The Internal Revenue Code of 1986, as amended from time to time.


COMBINATION 5% ROLL-UP AND HAV DEATH BENEFIT
We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing the greater of the Highest Anniversary Value Death Benefit and a 5% annual increase on Purchase Payments adjusted for withdrawals.

CONTINGENT DEFERRED SALES CHARGE (CDSC)
This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a "contingent" charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the effective date of each Purchase Payment. The amount and duration of the CDSC varies among the X Series, L Series, and B Series. See "Summary of Contract Fees and Charges" for details on the CDSC for each Annuity.


FIXED RATE OPTION
An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.


FREE LOOK
Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it. This right is referred to as your "Free Look" right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your Annuity contract for more details about your free look right.

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
We offer a program that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the "Protected Income Value"), regardless of the impact of market performance on your Account Value.


GUARANTEE PERIOD
A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.


HIGHEST DAILY VALUE DEATH BENEFIT ("HDV")
We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit and the Highest Daily Value, less proportional withdrawals.


ISSUE DATE
The effective date of your Annuity.


LIFETIME FIVE INCOME BENEFIT
We offer a program that, for an additional cost, guarantees your ability to withdraw amounts equal to a percentage of an initial principal value, regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals.


OWNER
With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.


SPOUSAL LIFETIME FIVE INCOME BENEFIT


We offer a program that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this Prospectus) the ability to withdraw an annual amount equal to 5% of an initial

PRUCO LIFE ANNUITIES PROSPECTUS

Glossary of Terms continued


principal value regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals.

SUB-ACCOUNT
We issue your Annuity through our separate account. See "What is the Separate Account?" under the General Information section. The separate account invests in underlying mutual fund portfolios. From an accounting perspective, we divide the separate account into a number of sections, each of which corresponds to a particular underlying mutual fund portfolio. We refer to each such section of our separate account as a "Sub-account".


SURRENDER VALUE
The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

UNIT

A measure used to calculate your Account Value in a Sub-account during the accumulation period.


VALUATION DAY
Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

PRUCO LIFE ANNUITIES PROSPECTUS

Summary of Contract Fees and Charges


Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each underlying mutual fund portfolio assesses a charge for investment management, other expenses and with some mutual funds, a 12b-1 charge. The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

The following table provides a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.


YOUR TRANSACTION FEES AND CHARGES
------------------------------------------------------------------------------------------------------
(ASSESSED AGAINST EACH ANNUITY)

       FEE/CHARGE                       B SERIES                              L SERIES
------------------------------------------------------------------------------------------------------

Contingent Deferred Sales              up to 7.0%                            up to 7.0%
Charge*
------------------------------------------------------------------------------------------------------

Transfer Fee              ($20.00 maximum) currently, $10.00**  ($20.00 maximum) currently, $10.00**
------------------------------------------------------------------------------------------------------

Tax Charge                   0% to 3.5% of the value that is       0% to 3.5% of the value that is
                              annuitized, depending on the          annuitized, depending on the
                             requirements of the applicable        requirements of the applicable
                          jurisdiction. This charge is deducted jurisdiction. This charge is deducted
                           generally at the time you annuitize   generally at the time you annuitize
                                     your contract.                        your contract.
------------------------------------------------------------------------------------------------------


YOUR TRANSACTION FEES AND CHARGES
-----------------------------------------------------------------------------------------------------
(ASSESSED AGAINST EACH ANNUITY)

       FEE/CHARGE                       X SERIES
---------------------------------------------------------------

Contingent Deferred Sales              up to 9.0%
Charge*
---------------------------------------------------------------

Transfer Fee              ($20.00 maximum) currently, $10.00**
---------------------------------------------------------------

Tax Charge                   Up to 3.5% of the value that is
                              annuitized, depending on the
                             requirements of the applicable
                          jurisdiction. This charge is deducted
                           generally at the time you annuitize
                                     your contract.
---------------------------------------------------------------



* The tables on the following page contain the Contingent Deferred Sales Charges (as a percentage of each applicable Purchase Payment) for each Annuity upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.
** Currently, we deduct the fee after the 20/th /transfer each Annuity Year. We guarantee that the number of charge free transfers per Annuity Year will never be less than 8.

PRUCO LIFE ANNUITIES PROSPECTUS

Summary of Contract Fees and Charges continued




              CONTINGENT DEFERRED SALES CHARGES FOR EACH ANNUITY


                ------------------------------------------------

                                    B SERIES
                ------------------------------------------------
                Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8+
                ------------------------------------------------
                7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%   0.0%
                ------------------------------------------------


                         ------------------------------

                                    L SERIES
                         ------------------------------
                         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5+
                         ------------------------------
                         7.0%  7.0%  6.0%  5.0%   0.0%
                         ------------------------------


         -------------------------------------------------------------

                                   X SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         9.0%  8.5%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   0.0%
         -------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS


The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.


YOUR PERIODIC FEES AND CHARGES
---------------------------------------------------------------------------------------------------------------------
(ASSESSED AGAINST EACH ANNUITY)

       FEE/CHARGE                   B SERIES                       L SERIES                       X SERIES
---------------------------------------------------------------------------------------------------------------------

   Annual Maintenance       Smaller of $35 or 2% of        Smaller of $35 or 2% of        Smaller of $35 or 2% of
          Fee*                   Account Value*                 Account Value*                 Account Value*
---------------------------------------------------------------------------------------------------------------------

ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS/1/
---------------------------------------------------------------------------------------------------------------------
(ASSESSED AS A PERCENTAGE OF THE DAILY NET ASSETS OF THE SUB-ACCOUNTS)

       FEE/CHARGE
---------------------------------------------------------------------------------------------------------------------

Mortality & Expense                  1.00%                          1.35%                          1.40%
Risk Charge/2/

Administration Charge/2/             0.15%                          0.15%                          0.15%
---------------------------------------------------------------------------------------------------------------------

  Total Annual Charges   1.15% per year of the value of 1.50% per year of the value of 1.55% per year of the value of
  of the Sub-accounts           each Sub-account               each Sub-account               each Sub-account
---------------------------------------------------------------------------------------------------------------------


(1) Thesecharges are deducted daily and apply to the Sub-accounts only.
(2) Thecombination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.

* Onlyapplicable if Account Value is less than $100,000 (assessed annually on the Annuity's anniversary date or upon surrender).

PRUCO LIFE ANNUITIES PROSPECTUS

Summary of Contract Fees and Charges continued

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.



YOUR OPTIONAL BENEFIT FEES AND CHARGES
-----------------------------------------------------------------------------------------------------------------------------
                                                   TOTAL                       TOTAL                       TOTAL
                                                   ANNUAL                      ANNUAL                      ANNUAL
                     OPTIONAL                     CHARGE*                     CHARGE*                     CHARGE*
OPTIONAL           BENEFIT FEE/                     for                         for                         for
BENEFIT               CHARGE                      B Series                    L Series                    X Series
-----------------------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
-----------------------------------------------------------------------------------------------------------------------------
           0.50% per year of the average            1.15%                       1.50%                       1.55%
           Protected Income Value during            PLUS                        PLUS                        PLUS
           each year; deducted annually   0.50% per year of average   0.50% per year of average   0.50% per year of average
           in arrears each Annuity Year   Protected Income Value      Protected Income Value      Protected Income Value

LIFETIME FIVE INCOME BENEFIT
-----------------------------------------------------------------------------------------------------------------------------
           0.60% of average daily net               1.75%                       2.10%                       2.15%
           assets of the Sub-accounts

SPOUSAL LIFETIME FIVE INCOME BENEFIT
-----------------------------------------------------------------------------------------------------------------------------
           0.75% of average daily net               1.90%                       2.25%                       2.30%
           assets of the Sub-accounts

COMBINATION 5% ROLL-UP AND HAV DEATH BENEFIT
-----------------------------------------------------------------------------------------------------------------------------
           0.50% of average daily net               1.65%                       2.00%                       2.05%
           assets of the Sub-accounts

HIGHEST DAILY VALUE DEATH BENEFIT ("HDV")
-----------------------------------------------------------------------------------------------------------------------------
           0.50% of average daily net               1.65%                       2.00%                       2.05%
           assets of the Sub-accounts
------------------------------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
------------------------------------------------------------------------------------------------------------------------------


* The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.

PRUCO LIFE ANNUITIES PROSPECTUS


The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("Portfolios") as of December 31, 2005. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.


           TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
           ---------------------------------------------------------
                                                     MINIMUM MAXIMUM
           ---------------------------------------------------------
               Total Portfolio Operating Expense      0.63%  1.33%



The following are the total annual expenses for each underlying mutual fund ("Portfolio") as of December 31, 2005, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.



UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------------------------------
(AS A PERCENTAGE OF THE AVERAGE NET ASSETS OF THE UNDERLYING PORTFOLIOS)
                                                             FOR THE YEAR ENDED DECEMBER 31, 2005
                                                                                        TOTAL ANNUAL
                                                        MANAGEMENT   OTHER     12B-1 PORTFOLIO OPERATING
              UNDERLYING PORTFOLIO                         FEES    EXPENSES/1/ FEES       EXPENSES

American Skandia Trust/2,3/
--------------------------------------------------------------------------------------------------------
      AST Advanced Strategies                             0.85%      0.18%     0.00%        1.03%
      AST Aggressive Asset Allocation/4/                  1.04%      0.29%     0.00%        1.33%
      AST AllianceBernstein Core Value                    0.75%      0.19%     0.00%        0.94%
      AST AllianceBernstein Managed Index 500/5/          0.60%      0.17%     0.00%        0.77%
      AST AllianceBernstein Growth & Income               0.75%      0.13%     0.00%        0.88%
      AST American Century Income & Growth                0.75%      0.18%     0.00%        0.93%
      AST American Century Strategic Balanced             0.85%      0.23%     0.00%        1.08%
      AST Balanced Asset Allocation/4/                    0.95%      0.20%     0.00%        1.15%
      AST Capital Growth Asset Allocation/4/              1.00%      0.20%     0.00%        1.20%
      AST Cohen & Steers Realty                           1.00%      0.18%     0.00%        1.18%
      AST Conservative Asset Allocation/4/                0.94%      0.24%     0.00%        1.18%
      AST DeAM Large-Cap Value                            0.85%      0.22%     0.00%        1.07%
      AST DeAM Small-Cap Growth                           0.95%      0.20%     0.00%        1.15%
      AST DeAM Small-Cap Value                            0.95%      0.24%     0.00%        1.19%
      AST Federated Aggressive Growth                     0.95%      0.17%     0.00%        1.12%
      AST First Trust Balanced Target                     0.85%      0.19%     0.00%        1.04%
      AST First Trust Capital Appreciation Target         0.85%      0.19%     0.00%        1.04%
      AST Global Allocation/6/                            0.86%      0.23%     0.00%        1.09%
      AST Goldman Sachs Concentrated Growth               0.90%      0.16%     0.00%        1.06%
      AST Goldman Sachs Mid-Cap Growth                    1.00%      0.18%     0.00%        1.18%
      AST High Yield/7/                                   0.75%      0.19%     0.00%        0.94%
      AST JPMorgan International Equity                   0.88%      0.19%     0.00%        1.07%
      AST Large-Cap Value/8/                              0.75%      0.16%     0.00%        0.91%

PRUCO LIFE ANNUITIES PROSPECTUS

Summary of Contract Fees and Charges continued

                                                         FOR THE YEAR ENDED DECEMBER 31, 2005
                                                                                    TOTAL ANNUAL
                                                    MANAGEMENT   OTHER     12B-1 PORTFOLIO OPERATING
            UNDERLYING PORTFOLIO                       FEES    EXPENSES/1/ FEES       EXPENSES

American Skandia Trust:/2,3/ continued
----------------------------------------------------------------------------------------------------
      AST Lord Abbett Bond Debenture                  0.80%      0.17%     0.00%        0.97%
      AST LSV International Value                     1.00%      0.26%     0.00%        1.26%
      AST Marsico Capital Growth                      0.90%      0.13%     0.00%        1.03%
      AST MFS Global Equity                           1.00%      0.26%     0.00%        1.26%
      AST MFS Growth                                  0.90%      0.18%     0.00%        1.08%
      AST Mid-Cap Value/9/                            0.95%      0.22%     0.00%        1.17%
      AST Money Market/10/                            0.50%      0.13%     0.00%        0.63%
      AST Neuberger Berman Mid-Cap Growth/11/         0.90%      0.18%     0.00%        1.08%
      AST Neuberger Berman Mid-Cap Value              0.89%      0.14%     0.00%        1.03%
      AST PIMCO Limited Maturity Bond                 0.65%      0.15%     0.00%        0.80%
      AST PIMCO Total Return Bond                     0.65%      0.15%     0.00%        0.80%
      AST Preservation Asset Allocation/4/            0.89%      0.38%     0.00%        1.27%
      AST Small-Cap Growth                            0.90%      0.25%     0.00%        1.15%
      AST Small-Cap Value/12/                         0.90%      0.17%     0.00%        1.07%
      AST T. Rowe Price Asset Allocation              0.85%      0.23%     0.00%        1.08%
      AST T. Rowe Price Large-Cap Growth/13/          0.90%      0.21%     0.00%        1.11%
      AST T. Rowe Price Global Bond/13/               0.80%      0.21%     0.00%        1.01%
      AST T. Rowe Price Natural Resources             0.90%      0.18%     0.00%        1.08%
      AST William Blair International Growth          1.00%      0.18%     0.00%        1.18%


1: As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate us for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each underlying portfolio and, "Service Fees payable to American Skandia," later in this prospectus.
2: The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2005 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.
3: Until November 18, 2004, the Trust had a Distribution Plan under Rule 12b-1 to permit an affiliate of the Trust's Investment Managers to receive brokerage commissions in connection with purchases and sales of securities held by the Portfolios, and to use these commissions to promote the sale of shares of the Portfolio. The Distribution Plan was terminated effective November 18, 2004.
4: a. Each Asset Allocation Portfolio invests primarily in shares of one or more AST Portfolios (the "Underlying Portfolios"). The only management fee directly paid by an Asset Allocation Portfolio is a 0.15% fee paid to the investment managers. The management fee shown in the chart for each Asset Allocation Portfolio includes: (i) the 0.15% management fee to be paid by the Asset Allocation Portfolio to the investment managers plus (ii) a weighted average estimate of the management fees to be paid by the Underlying Portfolios to the investment managers, which are borne indirectly by investors in the Asset Allocation Portfolio. Each weighted average estimate was calculated based on the percentage of the Portfolio invested in each Underlying Portfolio as of December 31, 2005 using the management fee rates shown in the chart above.
  b. The other expenses shown in the chart for each Asset Allocation Portfolio include: (i) an estimate of expenses other than management fees ("other expenses") paid by the Asset Allocation Portfolio plus (ii) a weighted average estimate of the other expenses to be paid by the Underlying Portfolios, which are borne indirectly by investors in the Asset Allocation Portfolio. Each weighted average estimate of the other expenses paid by the Underlying Portfolios is calculated based on the percentage of the applicable Asset Allocation Portfolio invested in each Underlying Portfolio using the other expense rates shown in the chart above. Descriptions of the types of costs that are included as other expenses for the Asset Allocation Portfolios and the Underlying Portfolios are set forth in the prospectus for the Asset Allocation Portfolios.
5: Effective December 5, 2005, the AST AllianceBernstein Growth + Value Portfolio merged into the AST AllianceBernstein Managed Index 500 Portfolio.
6: a. The AST Global Allocation Portfolio invests primarily in shares of other
   AST Portfolios (the "Underlying Portfolios"). The only management fee directly paid by the Portfolio is a 0.10% fee paid to the investment managers. The management fee shown in the chart for the Portfolio includes:
   (i) that 0.10% management fee paid by the Portfolio plus (ii) a weighted average estimate of the management fees paid by the Underlying Portfolios, which are borne indirectly by investors in the Portfolio. The weighted average estimate was calculated based on the percentage of the Portfolio invested in each Underlying Portfolio as of December 31, 2005 using the management fee rates shown in the chart above.
  b. The other expenses shown in the chart for the AST Global Allocation Portfolio include: (i) an estimate of expenses other than management fees ("other expenses") paid by the Portfolio plus (ii) a weighted average estimate of the other expenses to be paid by the Underlying Portfolios, which are borne indirectly by investors in the Portfolio. Each weighted average estimate of the other expenses paid by the Underlying Portfolios is calculated based on the percentage of the Portfolio invested in each Underlying Portfolio using the other expense rates shown in the chart above. Descriptions of the types of costs that are included as other expenses for the Portfolio and the Underlying Portfolios are set forth in the prospectus for the Portfolio.

PRUCO LIFE ANNUITIES PROSPECTUS


7: Effective March 20, 2006, Pacific Investment Management Company LLC became a Sub-advisor of the Portfolio along with Goldman Sachs Asset Management L.P. Prior to March 20, 2006, Goldman Sachs Asset Management L.P. served as the sole Sub-advisor of the Portfolio, then named the "AST Goldman Sachs High Yield Bond Portfolio."
8: Effective March 20, 2006, Dreman Value Management LLC became a Sub-advisor along with J.P. Morgan Investment Management, Inc. and Hotchkis & Wiley Capital Management, LLC. Between December 5, 2005 and March 20, 2006, J.P. Morgan Investment Management, Inc. and Hotchkis & Wiley Capital Management, LLC served as Co-Sub- advisors of the Portfolio. Prior to December 5, 2005, Hotchkis & Wiley Capital Management, LLC served as Sub-advisor of the Portfolio, then named the "AST Hotchkis & Wiley Large-Cap Value Portfolio."
9: Effective December 5, 2005, EARNEST Partners LLC and WEDGE Capital Management, LLP became Co-Sub-advisors of the Portfolio. Prior to December 5, 2005, GAMCO Investors, Inc. served as Sub-advisor of the Portfolio, then named the "AST Gabelli All-Cap Value Portfolio."
10: Effective December 5, 2005, Prudential Investment Management, Inc. became the Sub-advisor of the Portfolio. Prior to December 5, 2005, Wells Capital Management, Inc. served as Sub-advisor of the Portfolio. The name of the Portfolio remains unchanged.
11: Effective December 5, 2005, the AST Alger All-Cap Growth Portfolio merged into the AST Neuberger Berman Mid-Cap Growth Portfolio.
12: Effective March 20, 2006, Dreman Value Management LLC became a Sub-advisor along with Salomon Brothers Asset Management, Inc., J.P. Morgan Investment Management, Inc. and Lee Munder Capital Group. Between December 5, 2005 and March 20, 2006, Salomon Brothers Asset Management, Inc., J.P. Morgan Investment Management, Inc., Lee Munder Capital Group and Integrity Asset Management served as Sub-advisors of the Portfolio. Prior to December 5, 2005, J.P. Morgan Investment Management, Inc., Lee Munder Capital Group and Integrity Asset Management served as Sub-advisors of the Portfolio. The name of the Portfolio remains unchanged.
13: Effective December 5, 2005, T. Rowe Price Associates, Inc. became the Sub-advisor of the Portfolio. Prior to December 5, 2005, Alliance Capital Management, L.P. served as Sub-advisor of the Portfolio, then named the "AST AllianceBernstein Large-Cap Growth Portfolio."

PRUCO LIFE ANNUITIES PROSPECTUS

Expense Examples

These examples are intended to help you compare the cost of investing in one Pruco Life Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities.
Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year.
The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges":

.. Insurance Charge
.. Contingent Deferred Sales Charge (when and if applicable)
.. Annual Maintenance Fee

The examples also assume the following for the period shown:
.. You allocate all of your Account Value to the Sub-account with the maximum total operating expenses, and those expenses remain the same each year
.. You make no withdrawals of Account Value
.. You make no transfers, or other transactions for which we charge a fee
.. No tax charge applies

.. You elect the Lifetime Five Income Benefit and the Highest Daily Value Death
  Benefit (the maximum combination of optional benefit charges)

.. For the X Series example, the Purchase Credit applicable to the Annuity is 5%
  of the Purchase Payment*
.. For the X Series example, the Longevity Credit does not apply.

Amounts shown in the examples are rounded to the nearest dollar.

* The Purchase Credit that is applied to Purchase Payments received depends upon the age of the Owner when the Purchase Payment was made. (See "How do I Receive Purchase Credits?")
The examples are illustrative only -- they should not be considered a representation of past or future expenses of the underlying mutual funds or their portfolios -- actual expenses will be less than those shown if you elect a different combination of optional benefits than indicated in the examples or if you allocate Account Value to any other available Sub-accounts.



Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. Since the Annuities are first being offered as of the effective date of this prospectus, no accumulation values are available.


         IF YOU SURRENDER YOUR ANNUITY AT       IF YOU ANNUITIZE YOUR ANNUITY AT          IF YOU DO NOT
         THE END OF THE APPLICABLE TIME PERIOD: THE END OF THE APPLICABLE TIME PERIOD:/1/ SURRENDER YOUR ANNUITY:
---------------------------------------------------------------------------------------------------------------------
         1 YR      3 YRS     5 YRS    10 YRS    1 YR     3 YRS     5 YRS      10 YRS      1 YR  3 YRS  5 YRS  10 YRS
B Series $1,025    $1,648    $2,288   $ 4,147    N/A       N/A     $2,018     $ 4,147     $ 395 $1,198 $2,018 $ 4,147
L Series $1,060    $1,838    $2,179   $ 4,437    N/A       N/A     $2,179     $ 4,437     $ 430 $1,298 $2,179 $ 4,437
X Series $1,244    $2,032    $2,742   $ 4,478    N/A       N/A     $2,202     $ 4,478     $ 434 $1,312 $2,202 $ 4,478

(1) You may not annuitize in the first Three (3) Annuity Years.

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options


WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIO?
Each variable investment option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "What is the Separate Account" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any underlying Portfolio will meet its investment objective.

   The name of the advisor/sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name includes the prefix "AST" are Portfolios of American Skandia Trust. The investment managers for AST are American Skandia Investment Services, Incorporated, a Prudential Financial Company, and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.


   The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options continued


                                                            PORTFOLIO
                                                            ADVISOR/
   STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES           SUB-ADVISOR
   -------------------------------------------------------------------------
   AST FUNDS
   -------------------------------------------------------------------------
   ASSET       AST Advanced Strategies Portfolio:     Marsico Capital
   ALLOCATION/ seeks a high level of absolute         Management, LLC;
   BALANCED    return. The Portfolio invests          T. Rowe Price
               primarily in a diversified portfolio   Associates, Inc.;
               of equity and fixed income securities  LSV Asset
               across different investment            Management;
               categories and investment managers.    William Blair &
               The Portfolio pursues a combination    Company, L.L.C.;
               of traditional and non-traditional     Pacific Investment
               investment strategies.                 Management
                                                      Company LLC
                                                      (PIMCO)
   -------------------------------------------------------------------------
   ASSET       AST Aggressive Asset Allocation        American Skandia
   ALLOCATION/ Portfolio: seeks the highest           Investment
   BALANCED    potential total return consistent      Services, Inc./
               with its specified level of risk       Prudential
               tolerance. The Portfolio will invest   Investments LLC
               its assets in several other American
               Skandia Trust Portfolios. Under
               normal market conditions, the
               Portfolio will devote between 92.5%
               to 100% of its net assets to
               underlying portfolios investing
               primarily in equity securities, and
               0% to 7.5% of its net assets to
               underlying portfolios investing
               primarily in debt securities and
               money market instruments.
   -------------------------------------------------------------------------
   LARGE CAP   AST AllianceBernstein Core Value       AllianceBernstein L.P.
   VALUE       Portfolio: seeks long-term capital
               growth by investing primarily in
               common stocks. The Sub-advisor
               expects that the majority of the
               Portfolio's assets will be invested
               in the common stocks of large
               companies that appear to be
               undervalued. Among other things, the
               Portfolio seeks to identify
               compelling buying opportunities
               created when companies are
               undervalued on the basis of investor
               reactions to near-term problems or
               circumstances even though their
               long-term prospects remain sound. The
               Sub-advisor seeks to identify
               individual companies with earnings
               growth potential that may not be
               recognized by the market at large.
   -------------------------------------------------------------------------
   LARGE CAP   AST AllianceBernstein Growth & Income  AllianceBernstein L.P.
   VALUE       Portfolio: seeks long-term growth of
               capital and income while attempting
               to avoid excessive fluctuations in
               market value. The Portfolio normally
               will invest in common stocks (and
               securities convertible into common
               stocks). The Sub-advisor will take a
               value-oriented approach, in that it
               will try to keep the Portfolio's
               assets invested in securities that
               are selling at reasonable valuations
               in relation to their fundamental
               business prospects. The stocks that
               the Portfolio will normally invest in
               are those of seasoned companies.
   -------------------------------------------------------------------------
   LARGE CAP   AST AllianceBernstein Managed Index    AllianceBernstein L.P.
   BLEND       500 Portfolio (AST AllianceBernstein
               Growth + Value Portfolio merged into
               this Portfolio): seeks to outperform
               the Standard & Poor's 500 Composite
               Stock Price Index (the "S&P 500")
               through stock selection resulting in
               different weightings of common stocks
               relative to the index. The Portfolio
               will invest, under normal
               circumstances, at least 80% of its
               net assets in securities included in
               the S&P(R) 500.
   -------------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS



                                                            PORTFOLIO
                                                            ADVISOR/
      STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES        SUB-ADVISOR
      -------------------------------------------------------------------
      LARGE CAP   AST American Century Income & Growth   American Century
      VALUE       Portfolio: seeks capital growth with   Investment
                  current income as a secondary          Management, Inc.
                  objective. The Portfolio invests
                  primarily in common stocks that offer
                  potential for capital growth, and
                  may, consistent with its investment
                  objective, invest in stocks that
                  offer potential for current income.
                  The Sub-advisor utilizes a
                  quantitative management technique
                  with a goal of building an equity
                  portfolio that provides better
                  returns than the S&P 500 Index
                  without taking on significant
                  additional risk and while attempting
                  to create a dividend yield that will
                  be greater than the S&P 500 Index.
      -------------------------------------------------------------------
      ASSET       AST American Century Strategic         American Century
      ALLOCATION/ Balanced Portfolio: seeks capital      Investment
      BALANCED    growth and current income. The         Management, Inc.
                  Sub-advisor intends to maintain
                  approximately 60% of the Portfolio's
                  assets in equity securities and the
                  remainder in bonds and other fixed
                  income securities. Both the
                  Portfolio's equity and fixed income
                  investments will fluctuate in value.
                  The equity securities will fluctuate
                  depending on the performance of the
                  companies that issued them, general
                  market and economic conditions, and
                  investor confidence. The fixed income
                  investments will be affected
                  primarily by rising or falling
                  interest rates and the credit quality
                  of the issuers.
      -------------------------------------------------------------------
      ASSET       AST Balanced Asset Allocation          American Skandia
      ALLOCATION/ Portfolio: seeks the highest           Investment
      BALANCED    potential total return consistent      Services, Inc./
                  with its specified level of risk       Prudential
                  tolerance. The Portfolio will invest   Investments LLC
                  its assets in several other American
                  Skandia Trust Portfolios. Under
                  normal market conditions, the
                  Portfolio will devote between 57.5%
                  to 72.5% of its net assets to
                  underlying portfolios investing
                  primarily in equity securities, and
                  27.5% to 42.5% of its net assets to
                  underlying portfolios investing
                  primarily in debt securities and
                  money market instruments.
      -------------------------------------------------------------------
      ASSET       AST Capital Growth Asset Allocation    American Skandia
      ALLOCATION/ Portfolio: seeks the highest           Investment
      BALANCED    potential total return consistent      Services, Inc./
                  with its specified level of risk       Prudential
                  tolerance. The Portfolio will invest   Investments LLC
                  its assets in several other American
                  Skandia Trust Portfolios. Under
                  normal market conditions, the
                  Portfolio will devote between 72.5%
                  to 87.5% of its net assets to
                  underlying portfolios investing
                  primarily in equity securities, and
                  12.5% to 27.5% of its net assets to
                  underlying portfolios investing
                  primarily in debt securities and
                  money market instruments.
      -------------------------------------------------------------------
      SPECIALTY   AST Cohen & Steers Realty Portfolio:   Cohen & Steers
                  seeks to maximize total return         Capital
                  through investment in real estate      Management, Inc.
                  securities. The Portfolio pursues its
                  investment objective by investing,
                  under normal circumstances, at least
                  80% of its net assets in securities
                  of real estate issuers. Under normal
                  circumstances, the Portfolio will
                  invest substantially all of its
                  assets in the equity securities of
                  real estate companies, i.e., a
                  company that derives at least 50% of
                  its revenues from the ownership,
                  construction, financing, management
                  or sale of real estate or that has at
                  least 50% of its assets in real
                  estate. Real estate companies may
                  include real estate investment trusts
                  or REITs.
      -------------------------------------------------------------------
      ASSET       AST Conservative Asset Allocation      American Skandia
      ALLOCATION/ Portfolio: seeks the highest           Investment
      BALANCED    potential total return consistent      Services, Inc./
                  with its specified level of risk       Prudential
                  tolerance. The Portfolio will invest   Investments LLC
                  its assets in several other American
                  Skandia Trust Portfolios. Under
                  normal market conditions, the
                  Portfolio will devote between 47.5%
                  to 62.5% of its net assets to
                  underlying portfolios investing
                  primarily in equity securities, and
                  37.5% to 52.5% of its net assets to
                  underlying portfolios investing
                  primarily in debt securities and
                  money market instruments.
      -------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options continued


                                                            PORTFOLIO
                                                            ADVISOR/
    STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES          SUB-ADVISOR
    -----------------------------------------------------------------------
    LARGE CAP   AST DeAM Large-Cap Value Portfolio:    Deutsche Asset
    VALUE       seeks maximum growth of capital by     Management, Inc.
                investing primarily in the value
                stocks of larger companies. The
                Portfolio pursues its objective,
                under normal market conditions, by
                primarily investing at least 80% of
                the value of its assets in the equity
                securities of large-sized companies
                included in the Russell 1000(R) Value
                Index. The Sub-advisor employs an
                investment strategy designed to
                maintain a portfolio of equity
                securities which approximates the
                market risk of those stocks included
                in the Russell 1000(R) Value Index,
                but which attempts to outperform the
                Russell 1000(R) Value Index through
                active stock selection.
    -----------------------------------------------------------------------
    SMALL CAP   AST DeAM Small-Cap Growth Portfolio:   Deutsche Asset
    GROWTH      seeks maximum growth of investors'     Management, Inc.
                capital from a portfolio of growth
                stocks of smaller companies. The
                Portfolio pursues its objective,
                under normal circumstances, by
                primarily investing at least 80% of
                its total assets in the equity
                securities of small-sized companies
                included in the Russell 2000
                Growth(R) Index. The Sub-advisor
                employs an investment strategy
                designed to maintain a portfolio of
                equity securities which approximates
                the market risk of those stocks
                included in the Russell 2000
                Growth(R) Index, but which attempts
                to outperform the Russell 2000
                Growth(R) Index.
    -----------------------------------------------------------------------
    SMALL CAP   AST DeAM Small-Cap Value Portfolio:    Deutsche Asset
    VALUE       seeks maximum growth of investors'     Management, Inc.
                capital. The Portfolio pursues its
                objective, under normal market
                conditions, by primarily investing at
                least 80% of its total assets in the
                equity securities of small-sized
                companies included in the Russell
                2000(R) Value Index. The Sub-advisor
                employs an investment strategy
                designed to maintain a portfolio of
                equity securities which approximates
                the market risk of those stocks
                included in the Russell 2000(R) Value
                Index, but which attempts to
                outperform the Russell 2000(R) Value
                Index.
    -----------------------------------------------------------------------
    SMALL CAP   AST Federated Aggressive Growth        Federated Equity
    GROWTH      Portfolio: seeks capital growth. The   Management
                Portfolio pursues its investment       Company of
                objective by investing primarily in    Pennsylvania/
                the stocks of small companies that     Federated Global
                are traded on national security        Investment
                exchanges, NASDAQ stock exchange and   Management Corp.
                the over-the-counter-market. Small
                companies will be defined as
                companies with market capitalizations
                similar to companies in the Russell
                2000 Growth Index. Up to 25% of the
                Portfolio's net assets may be
                invested in foreign securities, which
                are typically denominated in foreign
                currencies.
    -----------------------------------------------------------------------
    ASSET       AST First Trust Balanced Target        First Trust Advisors
    ALLOCATION/ Portfolio: seeks long-term capital     L.P.
    BALANCED    growth balanced by current income.
                The Portfolio normally invests
                approximately 65% of its total assets
                in equity securities and 35% in fixed
                income securities. Depending on
                market conditions, the equity portion
                may range between 60-70% and the
                fixed income portion between 30-40%.
                The Portfolio allocates its assets
                across a number of uniquely
                specialized investment strategies.
    -----------------------------------------------------------------------
    ASSET       AST First Trust Capital Appreciation   First Trust Advisors
    ALLOCATION/ Target Portfolio: seeks long-term      L.P.
    BALANCED    growth of capital. The Portfolio
                normally invests approximately 80% of
                its total assets in equity securities
                and 20% in fixed income securities.
                Depending on market conditions, the
                equity portion may range between
                75-85% and the fixed income portion
                between 15-25%. The Portfolio
                allocates its assets across a number
                of uniquely specialized investment
                strategies.
    -----------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS



                                                            PORTFOLIO
                                                            ADVISOR/
     STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES         SUB-ADVISOR
     ---------------------------------------------------------------------
     ASSET       AST Global Allocation Portfolio:       Prudential
     ALLOCATION/ seeks to obtain the highest potential  Investments LLC
     BALANCED    total return consistent with a
                 specified level of risk tolerance.
                 The Portfolio seeks to achieve its
                 investment objective by investing in
                 several other AST Portfolios
                 ("Underlying Portfolios"). The
                 Portfolio intends its strategy of
                 investing in combinations of
                 Underlying Portfolios to result in
                 investment diversification that an
                 investor could otherwise achieve only
                 by holding numerous investments. It
                 is expected that the investment
                 objectives of such AST Portfolios
                 will be diversified.
     ---------------------------------------------------------------------
     LARGE CAP   AST Goldman Sachs Concentrated Growth  Goldman Sachs
     GROWTH      Portfolio: seeks growth of capital in  Asset
                 a manner consistent with the           Management, L.P.
                 preservation of capital. Realization
                 of income is not a significant
                 investment consideration and any
                 income realized on the Portfolio's
                 investments, therefore, will be
                 incidental to the Portfolio's
                 objective. The Portfolio will pursue
                 its objective by investing primarily
                 in equity securities of companies
                 that the Sub-advisor believes have
                 the potential to achieve capital
                 appreciation over the long-term. The
                 Portfolio seeks to achieve its
                 investment objective by investing,
                 under normal circumstances, in
                 approximately 30-45 companies that
                 are considered by the Sub-advisor to
                 be positioned for long-term growth.
     ---------------------------------------------------------------------
     MID CAP     AST Goldman Sachs Mid-Cap Growth       Goldman Sachs
     GROWTH      Portfolio: seeks long-term capital     Asset
                 growth. The Portfolio pursues its      Management, L.P.
                 investment objective, by investing
                 primarily in equity securities
                 selected for their growth potential,
                 and normally invests at least 80% of
                 the value of its assets in medium
                 capitalization companies. For
                 purposes of the Portfolio,
                 medium-sized companies are those
                 whose market capitalizations
                 (measured at the time of investment)
                 fall within the range of companies in
                 the Russell Mid Cap Growth Index. The
                 Sub-advisor seeks to identify
                 individual companies with earnings
                 growth potential that may not be
                 recognized by the market at large.
     ---------------------------------------------------------------------
     FIXED       AST High Yield Portfolio (formerly     Goldman Sachs
     INCOME      AST Goldman Sachs High Yield           Asset
                 Portfolio): seeks a high level of      Management, L.P.;
                 current income and may also consider   Pacific Investment
                 the potential for capital              Management
                 appreciation. The Portfolio invests,   Company LLC
                 under normal circumstances, at least   (PIMCO)
                 80% of its net assets plus any
                 borrowings for investment purposes
                 (measured at time of purchase) in
                 high yield, fixed-income securities
                 that, at the time of purchase, are
                 non-investment grade securities. Such
                 securities are commonly referred to
                 as "junk bonds".
     ---------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options continued


                                                             PORTFOLIO
                                                             ADVISOR/
     STYLE/ TYPE     INVESTMENT OBJECTIVES/POLICIES         SUB-ADVISOR
    -----------------------------------------------------------------------
    INTERNATIONAL AST JPMorgan International Equity      J.P. Morgan
    EQUITY        Portfolio: seeks long-term capital     Investment
                  growth by investing in a diversified   Management Inc.
                  portfolio of international equity
                  securities. The Portfolio seeks to
                  meet its objective by investing,
                  under normal market conditions, at
                  least 80% of its assets in a
                  diversified portfolio of equity
                  securities of companies located or
                  operating in developed non-U.S.
                  countries and emerging markets of the
                  world. The equity securities will
                  ordinarily be traded on a recognized
                  foreign securities exchange or traded
                  in a foreign over-the-counter market
                  in the country where the issuer is
                  principally based, but may also be
                  traded in other countries including
                  the United States.
    -----------------------------------------------------------------------
    LARGE CAP     AST Large-Cap Value Portfolio          Dreman Value
    VALUE         (formerly AST Hotchkis and Wiley       Management LLC,
                  Large-Cap Value Portfolio): seeks      Hotchkis and Wiley
                  current income and long-term growth    Capital
                  of income, as well as capital          Management, LLC;
                  appreciation. The Portfolio invests,   J.P. Morgan
                  under normal circumstances, at least   Investment
                  80% of its net assets in common        Management Inc.
                  stocks of large cap U.S. companies.
                  The Portfolio focuses on common
                  stocks that have a high cash dividend
                  or payout yield relative to the
                  market or that possess relative value
                  within sectors.
    -----------------------------------------------------------------------
    FIXED         AST Lord Abbett Bond-Debenture         Lord, Abbett & Co.
    INCOME        Portfolio: seeks high current income   LLC
                  and the opportunity for capital
                  appreciation to produce a high total
                  return. To pursue its objective, the
                  Portfolio will invest, under normal
                  circumstances, at least 80% of the
                  value of its assets in fixed income
                  securities and normally invests
                  primarily in high yield and
                  investment grade debt securities,
                  securities convertible into common
                  stock and preferred stocks. The
                  Portfolio may find good value in high
                  yield securities, sometimes called
                  "lower-rated bonds" or "junk bonds,"
                  and frequently may have more than
                  half of its assets invested in those
                  securities. At least 20% of the
                  Portfolio's assets must be invested
                  in any combination of investment
                  grade debt securities, U.S.
                  Government securities and cash
                  equivalents. The Portfolio may also
                  make significant investments in
                  mortgage-backed securities. Although
                  the Portfolio expects to maintain a
                  weighted average maturity in the
                  range of five to twelve years, there
                  are no restrictions on the overall
                  Portfolio or on individual
                  securities. The Portfolio may invest
                  up to 20% of its net assets in equity
                  securities.
    -----------------------------------------------------------------------
    INTERNATIONAL AST LSV International Value            LSV Asset
    EQUITY        Portfolio: seeks capital growth. The   Management
                  Portfolio pursues its objective by
                  primarily investing at least 80% of
                  the value of its assets in the equity
                  securities of companies in developed
                  non-U.S. countries that are
                  represented in the MSCI EAFE Index.
                  The target of this Portfolio is to
                  outperform the unhedged US Dollar
                  total return (net of foreign dividend
                  withholding taxes) of the MSCI EAFE
                  Index. The Sub-Advisor uses
                  proprietary quantitative models to
                  manage the Portfolio in a bottom-up
                  security selection approach combined
                  with overall portfolio risk
                  management.
    -----------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS





                                                             PORTFOLIO
                                                             ADVISOR/
     STYLE/ TYPE     INVESTMENT OBJECTIVES/POLICIES         SUB-ADVISOR
    -----------------------------------------------------------------------
    LARGE CAP     AST Marsico Capital Growth Portfolio:  Marsico Capital
    GROWTH        seeks capital growth. Income           Management, LLC
                  realization is not an investment
                  objective and any income realized on
                  the Portfolio's investments,
                  therefore, will be incidental to the
                  Portfolio's objective. The Portfolio
                  will pursue its objective by
                  investing primarily in common stocks
                  of larger, more established
                  companies. In selecting investments
                  for the Portfolio, the Sub-advisor
                  uses an approach that combines "top
                  down" economic analysis with "bottom
                  up" stock selection. The "top down"
                  approach identifies sectors,
                  industries and companies that may
                  benefit from the trends the
                  Sub-advisor has observed. The
                  Sub-advisor then looks for individual
                  companies with earnings growth
                  potential that may not be recognized
                  by the market at large, utilizing a
                  "bottom up" stock selection process.
                  The Portfolio will normally hold a
                  core position of between 35 and 50
                  common stocks. The Portfolio may hold
                  a limited number of additional common
                  stocks at times when the Portfolio
                  manager is accumulating new
                  positions, phasing out existing or
                  responding to exceptional market
                  conditions.
    -----------------------------------------------------------------------
    INTERNATIONAL AST MFS Global Equity Portfolio:       Massachusetts
    EQUITY        seeks capital growth. Under normal     Financial Services
                  circumstances the Portfolio invests    Company
                  at least 80% of its assets in equity
                  securities of U.S. and foreign
                  issuers (including issuers in
                  developing countries). The Portfolio
                  generally seeks to purchase
                  securities of companies with
                  relatively large market
                  capitalizations relative to the
                  market in which they are traded.
    -----------------------------------------------------------------------
    LARGE CAP     AST MFS Growth Portfolio: seeks        Massachusetts
    GROWTH        long-term capital growth and future    Financial Services
                  income. Under normal market            Company
                  conditions, the Portfolio invests at
                  least 80% of its total assets in
                  common stocks and related securities,
                  such as preferred stocks, convertible
                  securities and depositary receipts,
                  of companies that the Sub-advisor
                  believes offer better than average
                  prospects for long-term growth. The
                  Sub-advisor seeks to purchase
                  securities of companies that it
                  considers well-run and poised for
                  growth. The Portfolio may invest up
                  to 35% of its net assets in foreign
                  securities.
    -----------------------------------------------------------------------
    MID CAP       AST Mid-Cap Value Portfolio (formerly  EARNEST Partners
    VALUE         AST Gabelli All-Cap Value Portfolio):  LLC/WEDGE
                  seeks to provide capital growth by     Capital
                  investing primarily in                 Management, LLP
                  mid-capitalization stocks that appear
                  to be undervalued. The Portfolio has
                  a non-fundamental policy to invest,
                  under normal circumstances, at least
                  80% of the value of its net assets in
                  mid-capitalization companies.
    -----------------------------------------------------------------------
    FIXED         AST Money Market Portfolio: seeks      Prudential
    INCOME        high current income while maintaining  Investment
                  high levels of liquidity. The          Management, Inc.
                  Portfolio attempts to accomplish its
                  objective by maintaining a
                  dollar-weighted average maturity of
                  not more than 90 days and by
                  investing in securities which have
                  effective maturities of not more than
                  397 days.
    -----------------------------------------------------------------------
    MID CAP       AST Neuberger Berman Mid-Cap Growth    Neuberger Berman
    GROWTH        Portfolio (AST Alger All-Cap Growth    Management Inc.
                  Portfolio merged into this
                  Portfolio): seeks capital growth.
                  Under normal market conditions, the
                  Portfolio primarily invests at least
                  80% of its net assets in the common
                  stocks of mid-cap companies. The
                  Sub-adviser looks for fast-growing
                  companies that are in new or rapidly
                  evolving industries.
    -----------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options continued

                                                            PORTFOLIO
                                                            ADVISOR/
     STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES         SUB-ADVISOR
     ---------------------------------------------------------------------
     MID CAP     AST Neuberger Berman Mid-Cap Value     Neuberger Berman
     VALUE       Portfolio: seeks capital growth.       Management Inc.
                 Under normal market conditions, the
                 Portfolio primarily invests at least
                 80% of its net assets in the common
                 stocks of mid-cap companies. For
                 purposes of the Portfolio, companies
                 with equity market capitalizations
                 that fall within the range of the
                 Russell Midcap(R) Index at the time
                 of investment are considered mid-cap
                 companies. Some of the Portfolio's
                 assets may be invested in the
                 securities of large-cap companies as
                 well as in small-cap companies. Under
                 the Portfolio's value-oriented
                 investment approach, the Sub-advisor
                 looks for well-managed companies
                 whose stock prices are undervalued
                 and that may rise in price before
                 other investors realize their worth.
     ---------------------------------------------------------------------
     FIXED       AST PIMCO Limited Maturity Bond        Pacific Investment
     INCOME      Portfolio: seeks to maximize total     Management
                 return consistent with preservation    Company LLC
                 of capital and prudent investment      (PIMCO)
                 management. The Portfolio will invest
                 in a diversified portfolio of
                 fixed-income securities of varying
                 maturities. The average portfolio
                 duration of the Portfolio generally
                 will vary within a one- to three-year
                 time frame based on the Sub-advisor's
                 forecast for interest rates.
     ---------------------------------------------------------------------
     FIXED       AST PIMCO Total Return Bond            Pacific Investment
     INCOME      Portfolio: seeks to maximize total     Management
                 return consistent with preservation    Company LLC
                 of capital and prudent investment      (PIMCO)
                 management. The Portfolio will invest
                 in a diversified portfolio of
                 fixed-income securities of varying
                 maturities. The average portfolio
                 duration of the Portfolio generally
                 will vary within a three- to six-year
                 time frame based on the Sub-advisor's
                 forecast for interest rates.
     ---------------------------------------------------------------------
     ASSET       AST Preservation Asset Allocation      American Skandia
     ALLOCATION/ Portfolio: seeks the highest           Investment
     BALANCED    potential total return consistent      Services, Inc./
                 with its specified level of risk       Prudential
                 tolerance. The Portfolio will invest   Investments LLC
                 its assets in several other American
                 Skandia Trust Portfolios. Under
                 normal market conditions, the
                 Portfolio will devote between 27.5%
                 to 42.5% of its net assets to
                 underlying portfolios investing
                 primarily in equity securities, and
                 57.5% to 72.5% of its net assets to
                 underlying portfolios investing
                 primarily in debt securities and
                 money market instruments.
     ---------------------------------------------------------------------
     SMALL CAP   AST Small-Cap Growth Portfolio: seeks  Eagle Asset
     GROWTH      long-term capital growth. The          Management/
                 Portfolio pursues its objective by     Neuberger Berman
                 primarily investing in the common      Management Inc.
                 stocks of small-capitalization
                 companies, which is defined as a
                 company with a market capitalization,
                 at the time of purchase, no larger
                 than the largest capitalized company
                 included in the Russell 2000 Index
                 during the most recent 11-month
                 period (based on month-end data) plus
                 the most recent data during the
                 current month.
     ---------------------------------------------------------------------
     SMALL CAP   AST Small-Cap Value Portfolio: seeks   Lee Munder
     VALUE       to provide long-term capital growth    Investments, Ltd;
                 by investing primarily in              J.P. Morgan
                 small-capitalization stocks that       Investment
                 appear to be undervalued. The          Management Inc.;
                 Portfolio will have a non-fundamental  Salomon Brothers
                 policy to invest, under normal         Asset
                 circumstances, at least 80% of the     Management Inc;
                 value of its net assets in small       Dreman Value
                 capitalization stocks. The Portfolio   Management LLC
                 will focus on common stocks that
                 appear to be undervalued.
     ---------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS


                                                             PORTFOLIO
                                                             ADVISOR/
     STYLE/ TYPE    INVESTMENT OBJECTIVES/POLICIES          SUB-ADVISOR
     ----------------------------------------------------------------------
     ASSET       AST T. Rowe Price Asset Allocation     T. Rowe Price
     ALLOCATION/ Portfolio: seeks a high level of       Associates, Inc.
     BALANCED    total return by investing primarily
                 in a diversified portfolio of fixed
                 income and equity securities. The
                 Portfolio normally invests
                 approximately 60% of its total assets
                 in equity securities and 40% in fixed
                 income securities. This mix may vary
                 depending on the sub-advisor's
                 outlook for the markets. The
                 Sub-advisor concentrates common stock
                 investments in larger, more
                 established companies, but the
                 Portfolio may include small and
                 medium-sized companies with good
                 growth prospects. The fixed income
                 portion of the Portfolio will be
                 allocated among investment grade
                 securities, high yield or "junk"
                 bonds, foreign high quality debt
                 securities and cash reserves.
     ----------------------------------------------------------------------
     FIXED       AST T. Rowe Price Global Bond          T. Rowe Price
     INCOME      Portfolio: seeks to provide high       International, Inc.
                 current income and capital growth by
                 investing in high-quality foreign and
                 U.S. dollar-denominated bonds. The
                 Portfolio will invest at least 80% of
                 its total assets in fixed income
                 securities, including high quality
                 bonds issued or guaranteed by U.S. or
                 foreign governments or their agencies
                 and by foreign authorities, provinces
                 and municipalities as well as
                 investment grade corporate bonds and
                 mortgage and asset-backed securities
                 of U.S. and foreign issuers. The
                 Portfolio generally invests in
                 countries where the combination of
                 fixed-income returns and currency
                 exchange rates appears attractive,
                 or, if the currency trend is
                 unfavorable, where the Sub-advisor
                 believes that the currency risk can
                 be minimized through hedging. The
                 Portfolio may also invest up to 20%
                 of its assets in the aggregate in
                 below investment-grade, high-risk
                 bonds ("junk bonds"). In addition,
                 the Portfolio may invest up to 30% of
                 its assets in mortgage-backed
                 (including derivatives, such as
                 collateralized mortgage obligations
                 and stripped mortgage securities) and
                 asset-backed securities.
     ----------------------------------------------------------------------
     LARGE CAP   AST T. Rowe Price Large-Cap Growth     T. Rowe Price
     GROWTH      Portfolio (formerly AST                Associates, Inc.
                 AllianceBernstein Large-Cap Growth):
                 seeks long-term growth of capital by
                 investing predominantly in the equity
                 securities of a limited number of
                 large, carefully selected,
                 high-quality U.S. companies that are
                 judged likely to achieve superior
                 earnings growth. The Portfolio takes
                 a growth approach to investment
                 selection and normally invests at
                 least 80% of its net assets in the
                 common stocks of large cap companies.
     ----------------------------------------------------------------------
     SPECIALTY   AST T. Rowe Price Natural Resources    T. Rowe Price
                 Portfolio: seeks long-term capital     Associates, Inc.
                 growth primarily through the common
                 stocks of companies that own or
                 develop natural resources (such as
                 energy products, precious metals and
                 forest products) and other basic
                 commodities. The Portfolio normally
                 invests primarily (at least 80% of
                 its total assets) in the common
                 stocks of natural resource companies
                 whose earnings and tangible assets
                 could benefit from accelerating
                 inflation. The Portfolio looks for
                 companies that have the ability to
                 expand production, to maintain
                 superior exploration programs and
                 production facilities, and the
                 potential to accumulate new
                 resources. At least 50% of Portfolio
                 assets will be invested in U.S.
                 securities, up to 50% of total assets
                 also may be invested in foreign
                 securities.
     ----------------------------------------------------------------------

PRUCO LIFE ANNUITIES PROSPECTUS

Investment Options continued


                                                              PORTFOLIO
                                                              ADVISOR/
       STYLE/ TYPE     INVESTMENT OBJECTIVES/POLICIES        SUB-ADVISOR
      --------------------------------------------------------------------
      INTERNATIONAL AST William Blair International        William Blair &
      EQUITY        Growth Portfolio: seeks long-term      Company, L.L.C.
                    capital appreciation. The Portfolio
                    invests primarily in stocks of large
                    and medium-sized companies located in
                    countries included in the Morgan
                    Stanley Capital International All
                    Country World Ex-U.S. Index. Under
                    normal market conditions, the
                    portfolio invests at least 80% of its
                    net assets in equity securities. The
                    Portfolio's assets normally will be
                    allocated among not fewer than six
                    different countries and will not
                    concentrate investments in any
                    particular industry. The Portfolio
                    seeks companies that historically
                    have had superior growth,
                    profitability and quality relative to
                    local markets and relative to
                    companies within the same industry
                    worldwide, and that are expected to
                    continue such performance.
      --------------------------------------------------------------------


WHAT ARE THE FIXED RATE OPTIONS?
ONE-YEAR FIXED INTEREST RATE OPTION

We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time the minimum interest rate is what is set forth in your Annuity contract.

   Amounts allocated to the Fixed Rate Option become part of Pruco Life's general assets.
   We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each purchase payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year.
   We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.

OTHER FIXED RATE INTEREST OPTIONS WE MAY OFFER FROM TIME TO TIME

From time to time we may offer an Enhanced Dollar Cost Averaging ("DCA") program. If we do, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. You would then automatically transfer amounts over stated periods (e.g., six or twelve months) from the Enhanced Fixed Rate Option to the permissible Sub-accounts, that you select. We reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. You may allocate Purchase Payments to more than one transfer period. You may not transfer from other investment options to the Enhanced Fixed Rate Option.

   The first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6/th/ of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the investment options into which the Enhanced Fixed Rate Option assets are transferred, provided that any such investment option is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.
   If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.

PRUCO LIFE ANNUITIES PROSPECTUS

   By investing amounts on a regular basis instead of investing the total amount at one time, the DCA program may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, Dollar Cost Averaging cannot ensure a profit or protect against loss in a declining market.

   NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.

PRUCO LIFE ANNUITIES PROSPECTUS

Fees and Charges

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Pruco Life incurs in promoting, distributing, issuing and administering an Annuity and, in the case of the X Series, to offset a portion of the costs associated with offering the Credit features which are funded through Pruco Life's general account.

   The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract. A portion of the proceeds that Pruco Life receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values including, for the X Series, appreciation on amounts that represent any Purchase Credit or Longevity Credit.


WHAT ARE THE CONTRACT FEES AND CHARGES?


Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the B Series, the L Series, and the X Series are shown under "Summary of Contract Fees and Charges."
   With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw as a Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.
   For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.
   We may waive any applicable CDSC when taking a Minimum Distribution from an Annuity purchased as a "qualified" investment. Free Withdrawals and Minimum Distributions are each explained more fully in the section entitled "Access to Account Value."


   Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We will charge $10.00 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

PRUCO LIFE ANNUITIES PROSPECTUS



   Annual Maintenance Fee: During the accumulation period we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $35.00 or 2% of your Account Value invested in the Sub-account, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. Currently, the Annual Maintenance Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the Annual Maintenance Fee upon annuitization, the payment of a Death Benefit, or a medically-related full surrender. We may increase the Annual Maintenance Fee. However, any increase will only apply to Annuities issued after the date of the increase.

   Tax Charge: Several states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. The tax charge currently ranges from 0% to 3 1/2% of your premium and is designed to approximate the taxes that we are required to pay. We generally will deduct the charge at the time the tax is imposed, but may also decide to deduct the charge from each Purchase Payment at the time of a withdrawal or surrender of your Annuity or at the time you elect to begin receiving annuity payments. We may assess a charge against the Sub-accounts and the Fixed Rate Options equal to any taxes which may be imposed upon the separate accounts.

   We will pay company income taxes on the taxable corporate earnings created by this separate account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.
   In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividends received deductions. We do not pass these tax benefits through to holders of the separate account annuity contracts because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

   Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under "Summary of Contract Fees and Charges". The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase.
   The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under each Annuity.

   Optional Benefits for which we assess a charge: If you elect to purchase certain optional benefits, we will deduct an additional charge on a daily basis solely from your Account Value allocated to the Sub-accounts. The additional charge is included in the daily calculation of the Unit Price for each Sub-account. We may assess charges for other optional benefits on a different basis. Please refer to the sections entitled "Living Benefit Programs" and "Death Benefit" for a description of the charge for each Optional Benefit.

   Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Pruco Life with the net asset value as of the close of business each day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

PRUCO LIFE ANNUITIES PROSPECTUS

Fees and Charges continued


WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?

No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?

If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see "Tax Charge" above).

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; (d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

PRUCO LIFE ANNUITIES PROSPECTUS

Purchasing Your Annuity

WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?


Initial Purchase Payment: You must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we will accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

   Where allowed by law, we must approve any initial and additional Purchase Payments of $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply.
   Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.


   Age Restrictions: Unless we agree otherwise and subject to our rules, the Owner (or Annuitant if entity owned) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If an Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity's liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.


   Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

..   Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all owner ship rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act separately. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner."

..   Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances we may allow you to name one or more Contingent Annuitants with our prior approval. A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the Prospectus.
..   Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your beneficiary designation should be the exact name of your beneficiary, not only a reference to the beneficiary's relationship to you. If you use a designation of "surviving spouse," we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named the Death Benefit will be paid to you or your estate.
   Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

PRUCO LIFE ANNUITIES PROSPECTUS

Managing Your Annuity

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner, Annuitant and Beneficiary designations by sending us a request in writing. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:
..   a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
..   a new Annuitant subsequent to the Annuity Date;
..   a new Annuitant if the latest Annuity Date would be earlier than prior to the change.
..   for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
..   a change in Beneficiary if the Owner had previously made the designation irrevocable.
   There may be restrictions on designation changes when you have elected certain optional benefits.

SPOUSAL OWNERS/SPOUSAL BENEFICIARIES
If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For the Spousal Lifetime Five Income Benefit, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

CONTINGENT ANNUITANT
If an Annuity is owned by an entity and the entity has named a Contingent Annuitant, no Death Benefit is payable upon the death of the Annuitant. The Annuity is eligible to have a Contingent Annuitant designation if the entity which owns the annuity is a plan described in Internal Revenue Code
Section 72(s)(5)(A)(i) or an entity described in Code Section 72(u)(i), or any successor Code sections.

MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return your Purchase Payment(s), or the greater of your current Account Value and the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.


MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Pruco Life's Systematic Investment Plan or a periodic purchase payment program. Additional Purchase Payments may be paid at any time before the Annuity Date and prior to the Owner's 86/th /birthday.

PRUCO LIFE ANNUITIES PROSPECTUS


MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program "Pruco Life's Systematic Investment Plan." We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

PRUCO LIFE ANNUITIES PROSPECTUS

Managing Your Account Value

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

   Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts or a Fixed Rate Option. Investment restrictions will apply if you elect certain optional benefits.

   Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?

We apply a Longevity Credit to your Annuity's Account Value beginning at the end of your tenth Annuity Year ("tenth Annuity Anniversary") and every Annuity Anniversary thereafter. The Longevity Credit is equal to 0.40% of the sum of all Purchase Payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including the deduction of any CDSC amounts) through the end of the period. On any Annuity Anniversary, if the total Purchase Payments that have been in the Annuity for more than 9 years are less than the cumulative amount of withdrawals made, no Longevity Credit will be applied to your Annuity. Also, no Longevity Credit will be applied to your Annuity if your Account Value is zero when a Longevity Credit would otherwise be paid. This would include any situation where the Annuity is still in force due to the fact that payments are being made under an optional benefit such as Lifetime Five. In addition, no Longevity Credit will be applied to your Annuity if before the Annuity Anniversary when a Longevity Credit would otherwise be paid: (i) you have surrendered your Annuity; (ii) you have annuitized your Annuity; or (iii) we have received due proof of your death (and there has been no spousal continuation election made). If your spouse continues the contract under our spousal continuation option, we will apply the Longevity Credit to your Annuity beginning on the tenth Annuity Anniversary measured from the date that we originally issued you the Annuity. Since the Longevity Credit is applied to the Account Value only, any guarantees that are not based on Account Value will not reflect the Longevity Credit. Similarly, guarantees that are made against a loss in Account Value will not be triggered in certain very limited circumstances where they otherwise would have been, had no Longevity Credit been applied to the Account Value.


HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?
Any Longevity Credit that is allocated to your Account Value will be allocated to a Fixed Rate Option and Sub-accounts in the same percentages as Purchase Payments are then being allocated to your Annuity.

HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?

We apply a "Purchase Credit" to your Annuity's Account Value each time you make a Purchase Payment. The amount of the Purchase Credit is payable from our general account. The amount of the Purchase Credit depends on the age of the oldest Owner (or Annuitant if entity-owned) when the Purchase Payment is applied to the Annuity according to the table below:



                 OLDEST OWNER'S AGE ON THE  PURCHASE CREDIT ON
                 DATE THAT THE PURCHASE      PURCHASE PAYMENTS
                 PAYMENT IS APPLIED TO THE AS THEY ARE APPLIED
                 ANNUITY                        TO THE ANNUITY
                 ---------------------------------------------
                 0 - 80                                  5.00%
                 81 - 85                                 3.00%
                 ---------------------------------------------


HOW IS EACH PURCHASE CREDIT APPLIED TO ACCOUNT VALUE UNDER THE X SERIES ANNUITY? Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

EXAMPLES OF APPLYING THE PURCHASE CREDIT
Initial Purchase Payment
Assume you are 65 years old and you make an initial Purchase Payment of $450,000. We would apply a 5.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($22,500 = $450,000 X .05) to your Account Value in the proportion that your Purchase Payment is allocated.


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PRUCO LIFE ANNUITIES PROSPECTUS


 The amount of any Purchase Credit applied to your X Series Account Value can be recovered by Pruco Life under certain circumstances:

.. any Purchase Credit applied to your Account Value on Purchase Payments made within the 12 months before the Owner's (or Annuitant's if entity-owned) date of death will be recovered;

.. the amount available under the medically-related surrender portion of the Annuity will not include the amount of any Purchase Credit payable on Purchase Payments made within 12 months of the date the medically-related surrender is exercised; and
.. if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

    The Account Value may be substantially reduced if Pruco Life recovers the Purchase Credit amount under these circumstances. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. We do not deduct a CDSC in any situation where we recover the Purchase Credit amount.


GENERAL INFORMATION ABOUT THE PURCHASE CREDIT FEATURE
..   We do not consider a Purchase Credit to be "investment in the contract" for income tax purposes.
..   You may not withdraw the amount of any Purchase Credit under the Free
    Withdrawal provision. The Free Withdrawal provision only applies to withdrawals of Purchase Payments.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer.
   We may impose specific restrictions on financial transactions (including transfer requests) for certain Portfolios based on the Portfolio's investment and/or transfer restrictions. We may do so to conform to any present or future restriction that is imposed by any portfolio available under an Annuity.
   Currently, we charge $10.00 for each transfer after the twentieth
(20/th/) in each Annuity Year. Transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer after the number of free transfers has been used up. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.
   Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same business day as a single transfer, and
(iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.
   Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance.
   In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the Portfolio's


                                      31

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PRUCO LIFE ANNUITIES PROSPECTUS

Managing Your Account Value continued

portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
..   With respect to each Sub-account (other than the AST Money Market
    Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves the AST Money Market Portfolio; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
..   We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.
If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

   There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by an Financial Professional) and will not waive a transfer restriction for any contract owner.


   Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?
Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over


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PRUCO LIFE ANNUITIES PROSPECTUS

time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.
   Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.
   There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.


MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?
Yes. Your Financial Professional may forward instructions regarding the allocation of your account and request financial transactions between investment options while you are living, subject to our rules if you so instruct us. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.


   Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled "ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?" Since transfer activity under contracts managed by an Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the advisor or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.


                                      33

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PRUCO LIFE ANNUITIES PROSPECTUS

Access To Account Value

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?

During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. "pro-rata" meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.


ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations.")

DURING THE ACCUMULATION PERIOD
A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59/1//\\2\\, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

DURING THE ANNUITIZATION PERIOD
During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.
..   To meet liquidity needs, you can withdraw a limited amount from your
    Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.
..   You can also make withdrawals in excess of the Free Withdrawal amount. The maximum amount that you may withdraw will depend on your Annuity's Surrender Value as of the date we process the withdrawal request. After any partial withdrawal, your Annuity must have a Surrender Value of at least $1,000, or we may treat the partial withdrawal request as a request to fully surrender your Annuity. The minimum partial withdrawal you may request is $100.

   To determine if a CDSC applies to partial withdrawals, we:
  1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.
  2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn.
  3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

   You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.
   Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options.
   To request the forms necessary to make a withdrawal from your Annuity, call 1-888-PRU-2888 or visit our Internet Website at www.prudential.com.


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PRUCO LIFE ANNUITIES PROSPECTUS


HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.


CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD? Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.
   Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals.
   The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.


DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59/1//\\2 \\if you elect to receive distributions as a series of "substantially equal periodic payments." For contracts issued as non-qualified annuities, the Internal Revenue Code provides for the same exemption from penalty under Section 72(q) of the Code. Distributions received under these provisions in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

   You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59/1//\\2 \\that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

   Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Minimum distribution rules do not apply to Roth IRAs during the owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC on Minimum Distributions from your Annuity if you are required by law to take such Minimum Distributions from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the minimum distribution requirements in relation to other savings or investment plans under other qualified retirement plans not maintained with Pruco Life.

   The amount of the required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly minimum distributions but does not apply to minimum distributions taken out on a quarterly, semi-annual or annual basis.


                                      35

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PRUCO LIFE ANNUITIES PROSPECTUS

Access To Account Value continued

You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.

   For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

   Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.
   To request the forms necessary to surrender your Annuity, call
1-888-PRU-2888 or visit our Internet Website at www.prudential.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?

Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as defined below. If you request a full surrender, the amount payable will be your Account Value minus: (a) the amount of any Purchase Credits applied within 12 months prior to your request to surrender your Annuity under this provision, and (b) the amount of any Purchase Credits added in conjunction with any Purchase Payments received after our receipt of your request for a medically-related surrender (e.g. Purchase Payments received at such time pursuant to a salary reduction program). With respect to partial surrenders, we similarly reserve the right to recapture Purchase Credits as described above.

   This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:

..   If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency
    Event" described below in order to qualify for a medically-related surrender;
..   If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;

..   if the Owner is one or more natural persons, all such Owners must also be alive at such time;

..   we must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
..   this benefit is not available if the total amount of the withdrawal request exceeds $500,000; and
..   no additional Purchase Payments can be made to the Annuity.
   A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned):

 . first confined in a "Medical Care Facility" while your Annuity is in force and remains confined for at least 90 days in a row; or
 .   first diagnosed as having a "Fatal Illness" while your Annuity is in force.
   The definitions of "Medical Care Facility" and "Fatal Illness," as well as additional terms and conditions, are provided in your Annuity. Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the "Guaranteed Minimum Income Benefit," the "Lifetime Five Income Benefit" and the "Spousal Lifetime Five Income Benefit" under "Living Benefits" below for a description of annuity options that are available when you elect these benefits.
   When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date may be required by law. Your Annuity Date must be no later than the first day of the month coinciding with or next following the Annuitant's 95/th /birthday (unless we agree to


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PRUCO LIFE ANNUITIES PROSPECTUS

another date). Certain annuity options may not be available depending on the age of the Annuitant.
   Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

   Please note, you may not annuitize within the first three Annuity Years.


Option 1

Annuity Payments For A Fixed Period: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

Option 2

Life Income Annuity Option: Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year.
   If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

Option 3

Interest Payment Option: Under this option, we will credit interest on the adjusted Account Value until you request payment of all or part of the adjusted Account Value. We can make interest payments on a monthly, quarterly, semiannual, or annual basis or allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if you hold your contract in an IRA or other tax qualified vehicle.
   Under this option, all gain in the Annuity will be taxable as of the Annuity Date, however, you can withdraw part or all of the Account Value that we are holding at any time.

OTHER ANNUITY OPTIONS
We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date. Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.
   You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.


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PRUCO LIFE ANNUITIES PROSPECTUS


Living Benefit Programs



DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?

Pruco Life offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

..   protecting a principal amount from decreases in value due to investment performance;
..   taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
..   guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments; or
..   providing spousal continuation of certain benefits.
   The "living benefits" that Pruco Life offers are the Guaranteed Minimum Income Benefit (GMIB), the Lifetime Five Income Benefit and the Spousal Lifetime Five Income Benefit. Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. There are many factors to consider, but we note that among them you may want to evaluate the tax implications of these different approaches to meeting your needs, both between these benefits and in comparison to other potential solutions to your needs (e.g., comparing the tax implications of the withdrawal benefit and annuity payments).

GUARANTEED MINIMUM INCOME BENEFIT (GMIB)

 The Guaranteed Minimum Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.

   We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.

KEY FEATURE -- PROTECTED INCOME VALUE
The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.


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PRUCO LIFE ANNUITIES PROSPECTUS

   The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series) made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.
..   Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.
..   Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of the anniversary date on or immediately following the Annuitant's 80/th/ birthday or the 7/th/ anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series). Further, if you make withdrawals after the Annuitant reaches the maximum age/ duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.
..   Subject to the Maximum Protected Income Value, if you make an additional
    Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment (and any Purchase Credit that is applied to such Purchase Payment in the case of the X Series) and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.
..   As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.
   Stepping-Up the Protected Income Value -- You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.

..   A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See "Tax Considerations" section in this prospectus for additional information on IRS requirements.

..   The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to
    200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series), minus the impact of any withdrawals after the date of the step-up.
..   When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.
..   If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.


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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued

..   A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.
   Impact of Withdrawals on the Protected Income Value -- Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

   The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB program are October 13, 2005; 2.) an initial Purchase Payment of $250,000 (includes any Purchase Credit in the case of the X Series); 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB.


EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:
..   the Protected Income Value is reduced by the amount withdrawn (i.e., by
    $10,000, from $251,038.10 to $241,038.10).
..   The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:
..   the Protected Income Value is first reduced by the Remaining Limit (from
    $242,006.64 to $239,506.64);
..   The result is then further reduced by the ratio of A to B, where:
 . A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).
 . B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500). The resulting Protected Income Value is: $239,506.64 x (1 - $7,500 / $217,500), or $231,247.79.
..   The Remaining Limit is set to zero (0) for the balance of the first Annuity
    Year.

EXAMPLE 3. RESET OF THE DOLLAR-FOR-DOLLAR LIMIT
A $10,000 withdrawal is made on the first anniversary of the Issue Date,
October 13, 2006 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:
..   the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).
..   The Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

KEY FEATURE -- GMIB ANNUITY PAYMENTS
You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, after the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 95/th/ birthday, except for Annuities used as a funding vehicle for an IRA, SEP IRA or 403(b), in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 92/nd/ birthday.
   The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity


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PRUCO LIFE ANNUITIES PROSPECTUS

Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.
   On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

GMIB ANNUITY PAYMENT OPTION 1 -- PAYMENTS FOR LIFE WITH A CERTAIN PERIOD
Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

GMIB ANNUITY PAYMENT OPTION 2 -- PAYMENTS FOR JOINT LIVES WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.
..   If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.
..   If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain. You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

OTHER IMPORTANT CONSIDERATIONS

..   You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your contract value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the
    Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
..   Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
..   Where allowed by law, we reserve the right to limit subsequent Purchase
    Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
..   We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this program. We reserve the right to transfer any Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers


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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued

  required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year.
..   If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
..   Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
..   At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

ELECTION OF THE PROGRAM
Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

TERMINATION OF THE PROGRAM
The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB program based on his or her age at the time of the change.
   Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

CHARGES UNDER THE PROGRAM
Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.
   The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Rate Options. If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).
   No charge applies after the Annuity Date.

LIFETIME FIVE INCOME BENEFIT (LIFETIME FIVE)

 The Lifetime Five Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Lifetime Five can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Lifetime Five and Spousal Lifetime Five (see "Election of the Program" below for details). The Annuitant must be at least 45 years old when the program is elected. The Lifetime Five Income Benefit program is not available if you elect any other optional living benefit. As long as your Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

   We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the "Protected Withdrawal Value"), regardless of the impact of


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PRUCO LIFE ANNUITIES PROSPECTUS

market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options -- one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and the Lifetime Five is in effect. Certain benefits under Lifetime Five may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

KEY FEATURE -- PROTECTED WITHDRAWAL VALUE

The Protected Withdrawal Value is initially used to determine the amount of each initial annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Lifetime Five, plus any additional Purchase Payments growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier (B) the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date. With respect to
(A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value, the Annual Income Amount, and the Annual Withdrawal Amount (see below for a description of Annual Income Amount and Annual Withdrawal Amount).


..   If you elect the Lifetime Five program at the time you purchase your
    Annuity, the Account Value will be your initial Purchase Payment.

..   For existing Owners who are electing the Lifetime Five benefit, the Account
    Value on the date of your election of the Lifetime Five program will be used to determine the initial Protected Withdrawal Value.

..   If you make additional Purchase Payments after your first withdrawal, the
    Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.

   You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value. You are eligible to step-up the Protected Withdrawal Value on or after the 3/rd/ anniversary of the first withdrawal under the Lifetime Five program. The Protected Withdrawal Value can be stepped up again on or after the 3/rd/ anniversary following the preceding step-up. If you elect to step-up the Protected Withdrawal Value under the program, and on the date you elect to step-up, the charges under the Lifetime Five program have changed for new purchasers, your program may be subject to the new charge going forward.
   Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

   An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 3rd Annuity Anniversary following the later of the first withdrawal under the benefit or the prior step-up. At this time, your Protected Withdrawal Value will only be stepped-up if 5% of the Account Value exceeds the Annual Income Amount by 5% or more. If 5% of the Account Value does not exceed the Annual Income Amount by 5% or more, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary



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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued


until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 3rd Annuity Anniversary following the most recent step-up. If, on the date that we implement an Auto Step-Up to your Protected Withdrawal Value, the charge for Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up.

   The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a proportional basis (see examples below) for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional Purchase Payments being made into the Annuity).

KEY FEATURE -- ANNUAL INCOME AMOUNT UNDER THE LIFE INCOME BENEFIT

The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.


KEY FEATURE -- ANNUAL WITHDRAWAL AMOUNT UNDER THE WITHDRAWAL BENEFIT

The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments (and associated Purchase Credits in the case of the X Series). A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.

   The Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.
..   If, cumulatively, you withdraw an amount less than the Annual Withdrawal
    Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.


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PRUCO LIFE ANNUITIES PROSPECTUS

..   If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

   The following examples of dollar-for-dollar and proportional reductions and the step-up of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2010 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for Lifetime Five.

   The initial Protected Withdrawal Value is calculated as the greatest of (a),
(b) and (c):
  (a)Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33
  (b)Account Value on March 1, 2006 (the date of the first withdrawal) =
     $263,000
  (c)Account Value on February 1, 2006 (the first Annuity Anniversary) =
     $265,000
   Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
If $10,000 was withdrawn (less than both the Annual Income Amount and the
Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
..   Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 -
    $10,000 = $8,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
..   Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000
    = $3,250 Annual Income Amount for future Annuity Years remains at $13,250
..   Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
  (a)If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
..   Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 -
    $15,000 = $3,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
..   Remaining Annual Income Amount for current Annuity Year = $0
   Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
..   Reduction to Annual Income Amount = Excess Income/ Account Value before
    Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157
..   Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000
  (b)If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:
..   Remaining Annual Withdrawal Amount for current Annuity Year = $0
   Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.
..   Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value
    before Excess Withdrawal X Annual Withdrawal Amount = $6,450 / ($263,000 - $18,550) X $18,550 = $489
   Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061
..   Remaining Annual Income Amount for current Annuity Year = $0
   Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.
..   Reduction to Annual Income Amount = Excess Income/ Account Value before
    Excess Income X Annual Income Amount = $11,750 / ($263,000 - $13,250) X $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627
..   Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount
    ($18,550) from $265,000 to $246,450. It


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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued

  is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction.
   Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450
..   Proportional reduction = Excess Withdrawal / Account Value before Excess
    Withdrawal X Protected Withdrawal Value = $6,450 / ($263,000 - $18,550) X $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450,
    $6,503} = $239,947

EXAMPLE 3. STEP-UP OF THE PROTECTED WITHDRAWAL VALUE

If the Annual Income Amount ($13,250) is withdrawn each year starting on
March 1, 2006 for a period of 3 years, the Protected Withdrawal Value on February 1, 2010 would be reduced to $225,250 {$265,000 - ($13,250 X 3)}. If a step-up is elected on February 1, 2010, then the following values would result:
..   Protected Withdrawal Value = Account Value on February 1, 2010 = $280,000
..   Annual Income Amount is equal to the greater of the current Annual Income
    Amount or 5% of the stepped up Protected Withdrawal Value. Current Annual Income Amount is $13,250. 5% of the stepped up Protected Withdrawal Value is 5% of $280,000, which is $14,000. Therefore, the Annual Income Amount is increased to $14,000.
..   If the step-up request on February 1, 2010 was due to the election of the auto step-up feature, we would first check to see if an auto step-up should occur by checking to see if 5% of the Account Value exceeds the Annual Income Amount by 5% or more. 5% of the Account Value is equal to 5% of $280,000, which is $14,000. 5% of the Annual Income Amount ($13,250) is $662.50, which added to the Annual Income Amount is $13,912.50. Since 5% of the Account Value is greater than $13,912.50, the step-up would still occur in this scenario, and all of the values would be increased as indicated above.
..   Annual Withdrawal Amount is equal to the greater of the current Annual
    Withdrawal Amount or 7% of the stepped up Protected Withdrawal Value. Current Annual Withdrawal Amount is $18,550. 7% of the stepped-up Protected Withdrawal Value is 7% of $280,000, which is $19,600. Therefore the Annual Withdrawal Amount is increased to $19,600.


BENEFITS UNDER THE LIFETIME FIVE PROGRAM

..   If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, the Lifetime Five program will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life Income Benefit and the Withdrawal Benefit would be payable, even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:
  (1)apply your Account Value to any annuity option available; or
  (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant's death; or
  (3)request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We


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PRUCO LIFE ANNUITIES PROSPECTUS

     make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is depleted.
   We must receive your request in a form acceptable to us at our office.
..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
  (1)the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
  (2)the Account Value.
..   If no withdrawal was ever taken, we will determine a Protected Withdrawal
    Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS
..   Withdrawals under the Lifetime Five program are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.
..   Withdrawals made while the Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. The Lifetime Five program does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.
..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Lifetime Five program. The
    Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.
..   You must allocate your Account Value in accordance with the then permitted and available option(s) with this program in order to elect and maintain the Lifetime Five program.

ELECTION OF THE PROGRAM
The Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial Protected Annual Withdrawal Amount, and the Annual Income Amount.
   Currently, if you terminate the program, you will only be permitted to re-elect the Lifetime Five or elect the Spousal Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.
   We reserve the right to further limit the election/re-election frequency in the future. Before making any such change to the election/re-election frequency, we will provide prior notice to Owners who have an effective Lifetime Five Income Benefit.

TERMINATION OF THE PROGRAM

The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant (but your surviving spouse may elect a new Lifetime Five if your spouse elects the spousal continuance option and your spouse would then be eligible to elect the benefit if he or she was a new purchaser), upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.

   The charge for the Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.


ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS


If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)), or an employer plan under Code Section 401(a), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules



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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued

during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.




SPOUSAL LIFETIME FIVE INCOME BENEFIT (SPOUSAL LIFETIME FIVE)

 The Spousal Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, if you elect Spousal Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Spousal Lifetime Five and Lifetime Five (see "Election of the Program" below for details). Spousal Lifetime Five must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. The Spousal Lifetime Five program is not available if you elect any other optional living benefit or Death Benefit. As long as your Spousal Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

   We offer a program that guarantees until the later death of two natural persons that are each other's spouses at the time of election of Spousal Lifetime Five and at the first death of one of them (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the program -- the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

KEY FEATURE -- INITIAL PROTECTED WITHDRAWAL VALUE

The initial Protected Withdrawal Value is used to determine the amount of initial annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of Spousal Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Spousal Lifetime Five, plus any additional Purchase Payments each growing at 5% per year from the date of your election of the program or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier (B) the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date. With respect to (A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value and the Annual Income Amount (see below for a description of Annual Income Amount).
..   If you elect the Spousal Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment.

..   For existing Owners who are electing the Spousal Lifetime Five benefit, the
    Account Value on the date of your election of the Spousal Lifetime Five program will be used to determine the initial Protected Withdrawal Value.

KEY FEATURE -- ANNUAL INCOME AMOUNT UNDER THE SPOUSAL LIFE INCOME BENEFIT

The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Spousal Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years,



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PRUCO LIFE ANNUITIES PROSPECTUS


but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply.
   You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 3/rd/ anniversary of the first withdrawal under the Spousal Lifetime Five program. The Annual Income Amount can be stepped up again on or after the 3/rd/ anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount under the program, and on the date you elect to step-up, the charges under the Spousal Lifetime Five program have changed for new purchasers, your program may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.
   An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 3rd Annuity Anniversary following the later of the first withdrawal under the benefit or the prior step-up. At this time, your Annual Income Amount will only be stepped-up if 5% of the Account Value exceeds the Annual Income Amount by 5% or more. If 5% of the Account Value does not exceed the Annual Income Amount by 5% or more, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 3rd Annuity Anniversary following the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for Spousal Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up.
   The Spousal Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount. Under Spousal Lifetime Five, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

   If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Spousal Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.

   The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Spousal Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2010 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for the Spousal Lifetime Five Income Benefit.

   The initial Protected Withdrawal Value is calculated as the greatest of (a),
(b) and (c):
  (a)Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05/(393/365)/ = $263,484.33
  (b)Account Value on March 1, 2006 (the date of the first withdrawal) =
     $263,000
  (c)Account Value on February 1, 2006 (the first Annuity Anniversary) =
     $265,000
   Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2006, then the following values would result:
..   Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000
    = $3,250 Annual Income Amount for future Annuity Years remains at $13,250

EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
  (a)If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2006, then the following values would result:


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PRUCO LIFE ANNUITIES PROSPECTUS

Living Benefit Programs continued

..   Remaining Annual Income Amount for current Annuity Year = $0
   Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
..   Reduction to Annual Income Amount = Excess Income/ Account Value before
    Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

..   If the step-up request was due to the election of the auto step-up feature, the step-up should still occur because 5% of Account Value would exceed the Annual Income Amount by more than 5% (5% of $13,250 = $662.50; $13,250 + $662.50 = $13,912.50; $14,000 (greater than) $13,912.50).


EXAMPLE 3. STEP-UP OF THE ANNUAL INCOME AMOUNT

If a step-up of the Annual Income Amount is requested on February 1, 2010, the request will be accepted because 5% of the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000. This would also be accurate in the case of an auto step-up because 5% of the Account Value would exceed the Annual Income Amount by more than 5% (5% of $13,250 = $662.50; $13,250 + $662.50 = $13,912.50; $14,000 (greater than)
$13,912.50).


BENEFITS UNDER THE SPOUSAL LIFETIME FIVE PROGRAM

To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further Purchase Payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:
  (1)apply your Account Value to any annuity option available; or
  (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death.
   We must receive your request in a form acceptable to us at our office.
..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
  (1)the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
  (2)the Account Value.
   If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS
..   Withdrawals under the Spousal Lifetime Five program are subject to all of the terms and conditions of the Annuity, including any CDSC.
..   Withdrawals made while the Spousal Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Spousal Lifetime Five program does not directly affect the Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value.


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..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Spousal Lifetime Five program. The Spousal Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.
..   You must allocate your Account Value in accordance with the then available option(s) that we may permit in order to elect and maintain the Spousal Lifetime Five program.
..   There may be circumstances where you will continue to be charged the full amount for the Spousal Lifetime Five program even when the benefit is only providing a guarantee of income based on one life with no survivorship.
..   In order for the Surviving Designated Life to continue the Spousal Lifetime
    Five program, upon the death of an Owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. See "Spousal Owners/Spousal Beneficiaries" and "Spousal Beneficiary
    --Assumption of Annuity" in this Prospectus.

ELECTION OF AND DESIGNATIONS UNDER THE PROGRAM
Spousal Lifetime Five can only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary designations are as follows:
..   One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or
..   Co-Annuity Owners, where the Owners are each other's spouses. The
    Beneficiary designation must be the surviving spouse. The first named Owner must be the Annuitant. Both Owners must each be at least 55 years old at the time of election.
   No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner that is not the Annuitant may be removed without affecting the benefit.
   The Spousal Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Spousal Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value and the Annual Income Amount.

   Currently, if you terminate the program, you will only be permitted to re-elect Spousal Lifetime Five or elect the Lifetime Five Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

   We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective Spousal Lifetime Five Income Benefit.

TERMINATION OF THE PROGRAM
The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.
   The charge for the Spousal Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.


ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS
If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) employer plan under Code Section 401(a), the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.



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Death Benefit


WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
Each Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. If a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

BASIC DEATH BENEFIT
Each Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. Each Annuity also offers two different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options. In addition, with respect to the X Series, under certain circumstances, your Death Benefit may be reduced by the amount of any Purchase Credits we applied to your Purchase Payments. (See "How are Purchase Credits Applied to My Accounts Value".) The basic Death Benefit is equal to the greater of:
..   The sum of all Purchase Payments (and, for the X series, the amount of any
    Purchase Credits received more than 12 months prior to death) less the sum of all proportional withdrawals.
..   The sum of your Account Value in the Sub-accounts and the Fixed Rate
    Options (less the amount of any Purchase Credits applied within 12-months prior to the date of death, in the case of the X Series).

   "Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

OPTIONAL DEATH BENEFITS
Two optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe these optional death benefits are set forth within the description of each optional death benefit.


 Currently, these benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. However, with respect to the L Series, if not previously elected, the Combination "5% Roll-up and HAV" death benefit may be elected on the fifth Annuity anniversary and each Annuity anniversary thereafter, but not later than the tenth Annuity anniversary. We may, at a later date, allow existing Annuity Owners to purchase an optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ between jurisdictions once approved and if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. You may elect one optional Death Benefit. If you elect Spousal Lifetime Five, you are not permitted to elect an optional Death Benefit. With respect to the X Series, under certain circumstances, each Optional Death Benefit that you elect may be reduced by the amount of Purchase Credits applied to your Purchase Payments.


Combination 5% Roll-up and Highest Anniversary Value ("HAV") Death Benefit
If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less. If the Annuity is owned by an entity, the Annuitant must be age 79 or less.


   Certain of the Portfolios offered as Sub-accounts under an Annuity may not be available if you elect the Combination 5% Roll-up and HAV Death Benefit. In addition, we reserve the right to limit the investment options in which you may allocate Account Value if you elect this Death Benefit.



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Calculation of the Combination 5% Roll-up and Highest Anniversary Value Death
Benefit
The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:
1. the basic Death Benefit described above; and
2. the Highest Anniversary Value Death Benefit described below, and
3. 5% Roll-up described below.
   The calculation of the 5% Roll-up depends on whether death occurs before or after the Death Benefit Target Date.
   If the Owner dies before the Death Benefit Target Date the 5% Roll up is equal to:
..   all Purchase Payments (including any Purchase Credits applied to such
    Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) increasing at an annual effective interest rate of 5% starting on the date that each Purchase Payment is made and ending on the Owner's date of death;

   MINUS
..   the sum of all withdrawals, dollar for dollar up to 5% of the Death
    Benefit's value as of the prior Annuity Anniversary (or Issue Date if the withdrawal is in the first contract year). Any withdrawals in excess of the 5% dollar for dollar limit are proportional.
   If the Owner dies on or after the Death Benefit Target Date the 5% Roll-up is equal to:
..   the 5% Roll-up value as of the Death Benefit Target Date increased by total
    Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) made after the Death Benefit Target Date;

   MINUS
..   the sum of all withdrawals which reduce the 5% Roll-up proportionally.

   In the case of the X Series, as indicated, the amounts calculated in Items 1, 2 and 3 above (before, on or after the Death Benefit Target Date) may be reduced by any Purchase Credits under certain circumstances. Please refer to the definitions of Death Benefit Target Date below. This Death Benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

CALCULATION OF HIGHEST ANNIVERSARY VALUE DEATH BENEFIT
The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.
   If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:
  1. the basic Death Benefit described above; and
  2. the Highest Anniversary Value as of the Owner's date of death.
   If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:
  1. the basic Death Benefit described above; and
  2. the Highest Anniversary Value on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X series) less the sum of all proportional withdrawals since the Death Benefit Target Date.
   The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

 The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit is not available if you elect any other optional Death Benefit.

   See Appendix B for examples of how the Combination 5% Roll-up and Highest Anniversary Value Death Benefit is calculated.

   Key Terms Used with the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit:
..   The Death Benefit Target Date for the Highest Anniversary Value Death
    Benefit is the Annuity Anniversary on or after the 80/th/ birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned.
..   The Death Benefit Target Date for the Combination 5% Roll-up and HAV Death
    Benefit is the later of the Annuity Anniversary on or after the 80/th/ birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.


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Death Benefit continued

..   The Highest Anniversary Value equals the highest of all previous
    "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payments (and associated Purchase Credits received more than 12 months prior to death for the X series) since such anniversary.
..   The Anniversary Value is the Account Value as of each anniversary of the
    Issue Date of an Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series).
..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value or 5% Roll-up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or 5% Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

Highest Daily Value Death Benefit ("HDV")


 If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Daily Value Death Benefit is elected. If an Annuity has joint Owners, the older Owner must be age 79 or less. If there are joint Owners, death of the Owner refers to the first to die of the joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.


 If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit.

   The HDV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.
   If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:
  1. the basic Death Benefit described above; and
  2. the HDV as of the Owner's date of death.
   If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:
  1. the basic Death Benefit described above; and
  2. the HDV on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to the date of death in the case of the X Series) less the sum of all proportional withdrawals since the Death Benefit Target Date.
   The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

 The Highest Daily Value Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The Highest Daily Value Death Benefit is not available if you elect the "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit or the Spousal Lifetime Five Income Benefit.

KEY TERMS USED WITH THE HIGHEST DAILY VALUE DEATH BENEFIT:
..   The Death Benefit Target Date for the Highest Daily Value Death Benefit is
    the later of an Annuity anniversary on or after the 80/th/ birthday of the current Owner, or the older of either the joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.
..   The Highest Daily Value equals the highest of all previous "Daily Values"
    less proportional withdrawals since such date and plus any Purchase Payments (plus associated Purchase Credits applied more than twelve
    (12) months prior to the date of death in the case of the X Series) since such date.
..   The Daily Value is the Account Value as of the end of each Valuation Day.
    The Daily Value on the Issue Date is equal to your Purchase Payment (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series).
..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Daily Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal


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PRUCO LIFE ANNUITIES PROSPECTUS

  occurred. For example, if your Highest Daily Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Daily Value ($125,000) by 10% or $12,500.
   Please see Appendix B to this prospectus for a hypothetical example of how the HDV Death Benefit is calculated.

ANNUITIES WITH JOINT OWNERS

For Annuities with joint Owners, the Death Benefits are calculated as shown above except that the age of the oldest of the joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.


ANNUITIES OWNED BY ENTITIES
For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant (or Contingent Annuitant, if applicable).

CAN I TERMINATE THE OPTIONAL DEATH BENEFITS? DO THE OPTIONAL DEATH BENEFITS TERMINATE UNDER OTHER CIRCUMSTANCES?
For the B Series and the X Series, the Combination 5% Roll-up and HAV Death Benefit and the HDV Death Benefit may not be terminated once elected. With respect to the L Series only, (i) if the HDV Death Benefit or Combination 5% Roll-up and HAV Death Benefit is elected on the Issue Date, then you may elect to terminate either benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but if you do terminate you will revert to the base death benefit, and you may not thereafter re-elect either optional benefit and (ii) if you did not elect any optional death benefit on the Issue Date, then you may elect the Combination 5% Roll-up and HAV Death Benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but you may not thereafter terminate that election. The optional Death Benefits will terminate automatically on the Annuity Date. We may also terminate any optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

WHAT ARE THE CHARGES FOR THE OPTIONAL DEATH BENEFITS?

We deduct a charge equal to 0.50% per year of the average daily net assets of the Sub-accounts for each of the "Combination 5% Roll-up and HAV Death Benefit" and the HDV Death Benefit. We deduct the charge for each of these benefits to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

   Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

PAYMENT OF DEATH BENEFITS

PAYMENT OF DEATH BENEFIT TO BENEFICIARY
Except in the case of a spousal assumption as described below, in the event of your death, the Death Benefit must be distributed:
..   as a lump sum amount at any time within five (5) years of the date of death; or
..   as a series of annuity payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.
   Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds as a series of fixed annuity payments. See the section entitled "What Types of Annuity Options are Available."

SPOUSAL BENEFICIARY -- ASSUMPTION OF ANNUITY
You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the


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PRUCO LIFE ANNUITIES PROSPECTUS

Death Benefit continued

date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.
   See the section entitled "Managing Your Annuity -- Spousal Contingent Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

ARE THERE ANY EXCEPTIONS TO THESE RULES FOR PAYING THE DEATH BENEFIT?
Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

WHEN DO YOU DETERMINE THE DEATH BENEFIT?
We determine the amount of the Death Benefit as of the date we receive "due proof of death", any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option.
   Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.


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Valuing Your Investment

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments which we are entitled to recover under certain circumstances.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled "What Happens to My Units When There is a Change in Daily Asset-Based Charges?" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.
   Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

EXAMPLE
Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.
   There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.
   The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.
   Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
..   trading on the NYSE is restricted;


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Valuing Your Investment continued

..   an emergency exists making redemption or valuation of securities held in the separate account impractical; or
..   the SEC, by order, permits the suspension or postponement for the protection of security holders.

   Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) business days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) business days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two
(2) business days. During any period that we are trying to obtain the required information, your money is not invested.

   Additional Purchase Payments: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our office with satisfactory allocation instructions.


   Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(t) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a business day. In that case, the transaction will be processed and valued on the next business day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under Section 72(t) of the Code, and annuity payments only), the next business day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior business day.


   Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

   Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

   Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the Combination 5% Roll-up and Highest Anniversary Value Death Benefit and the Highest Daily Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).


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Tax Considerations

The tax considerations associated with each Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.

   Each Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.


CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

TAXES PAYABLE BY YOU
We believe each Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.
   Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.
   It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty.
   If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits.
   If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".

TAXES ON WITHDRAWALS AND SURRENDER
If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else.
   If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal.
   If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

TAXES ON ANNUITY PAYMENTS
A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.
   After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction may be allowed for the unrecovered amount.


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Tax Considerations continued


TAX PENALTY ON WITHDRAWALS AND ANNUITY PAYMENTS
Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your becoming disabled;
..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or
..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035
Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)
   Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

TAXES PAYABLE BY BENEFICIARIES
The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate.
   Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.
   Tax consequences to the beneficiary vary among the Death Benefit payment options.
..   Choice 1: the beneficiary is taxed on earnings in the contract.
..   Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).
..   Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of premiums).

   Considerations for Contingent Annuitants: There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant when an Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code. In general, the Code is designed to prevent indefinite deferral of tax. Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when an Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use an Annuity in such a fashion.

REPORTING AND WITHHOLDING ON DISTRIBUTIONS
Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.


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   State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a non-resident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans (for example, an IRA).
   Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ANNUITY QUALIFICATION
Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of each Annuity must be diversified, according to certain rules. We believe these diversification rules will be met.
   An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We will take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated.
   Please refer to the Statement of Additional information for further information on these Diversification and Investor Control issues.
   Required Distributions Upon Your Death. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.
   If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.
   If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if a periodic payment option is selected by your designated beneficiary and if such payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.
   If an Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
   Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION
You should refer to the Statement of Additional Information if:
..   The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.
..   Your contract was issued in exchange for a contract containing Purchase
    Payments made before August 14, 1982.
..   You transfer your contract to, or designate, a beneficiary who is either
    37 1/2 years younger than you or a grandchild.



CONTRACTS HELD BY TAX-FAVORED PLANS
The following discussion covers annuity contracts held under tax-favored retirement plans.

   Currently, an Annuity may be purchased for use in connection with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a) and 408(b) of the Code and Roth IRAs under Section 408A of the Code. In addition, each Annuity may be purchased for use in connection with a corporate Pension or Profit-sharing plan (subject to 401(a) of the Code), H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code), Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs), and Section 457 plans (subject to 457 of the Code). This description assumes that you have satisfied the requirements for eligibility for these products.



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Tax Considerations continued


   Each Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

   You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS
IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free-look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

   Contributions Limits/Rollovers. Because of the way each Annuity is designed, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, as a current contribution for Series B, or if you are age 50 or older, by making a single contribution consisting of your IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 for Series X and L. In 2006 the contribution limit is $4,000; increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

   The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.
   Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
..   You, as owner of the contract, must be the "annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);
..   Your rights as owner are non-forfeitable;
..   You cannot sell, assign or pledge the contract;
..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
..   The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age
    70 1/2; and
..   Death and annuity payments must meet "minimum distribution requirements"
    described below.
   Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a roll-over is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
..   A 10% "early distribution penalty" described below;
..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
..   Failure to take a minimum distribution also described below.
   SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $44,000 in 2006 or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes,


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  compensation in excess of certain limits established by the IRS will not be considered. In 2006, this limit is $220,000;
..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
..   SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $15,000 in 2006 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2006. Thereafter, the amount is indexed for inflation. These Annuities are not available for SARSEPs.
   You will also be provided the same information, and have the same "free-look" period, as you would have if you purchased the contract for a standard IRA.

   ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..   Contributions to a Roth IRA cannot be deducted from your gross income;

..   "Qualified distributions" from a Roth IRA are excludable from gross income.
    A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

..   If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

   Because of the way each Annuity is designed, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA for Series B with a current contribution or, for Series X and L, if you are age 50 or older by making a single contribution consisting of your Roth IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 of the current year. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, as of January 1, 2006, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular or conversion contributions to a Roth IRA. If you are considering rolling over funds from your Roth account under an employer plan, please contract your financial professional prior to purchase to confirm whether such rollovers are being accepted.
   TDAs. You may own a TDA generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $15,000 in 2006. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2006. After 2006, the amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..   Your attainment of age 59 1/2;
..   Your severance of employment;
..   Your death;
..   Your total and permanent disability; or
..   Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).


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Tax Considerations continued

   In any event, you must begin receiving distributions from your TDA by April 1/st/ of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.
   These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7).
   Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

MINIMUM DISTRIBUTION REQUIREMENTS AND PAYMENT OPTION

If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5% owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

   Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.
   You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.

   Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one Roth IRA from the same owner, similar rules apply.


PENALTY FOR EARLY WITHDRAWALS
You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your becoming disabled; or
..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)
   Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING
Unless a distribution is an eligible rollover distribution that is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA, we will withhold federal income tax at the rate of 20%. This 20% withholding does not apply to distributions from IRAs and Roth IRAs. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and
..   For all other distributions, we will withhold at a 10% rate. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on


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PRUCO LIFE ANNUITIES PROSPECTUS

  the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA DISCLOSURE/REQUIREMENTS
ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.
   Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus.
   Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.
   Please consult your tax advisor if you have any additional questions.

SPOUSAL CONSENT RULES FOR RETIREMENT PLANS --QUALIFIED CONTRACTS
If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.
   Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.
   Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.
   IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated beneficiary.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.




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PRUCO LIFE ANNUITIES PROSPECTUS

General Information

HOW WILL I RECEIVE STATEMENTS AND REPORTS?

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudential.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, Systematic Withdrawals (including 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.


WHAT IS PRUCO LIFE?
Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.
   Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. As Pruco Life's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract.

   Pruco Life publishes annual and quarterly reports that are filed with the SEC. These reports contain financial information about Pruco Life that is annually audited by independent accountants. Pruco Life's annual report for the year ended December 31, 2005, together with subsequent periodic reports that Pruco Life files with the SEC, are incorporated by reference into this prospectus. You can obtain copies, at no cost, of any and all of this information, including the Pruco Life annual report that is not ordinarily mailed to contract owners, the more current reports and any subsequently filed documents at no cost by contacting us at the address or telephone number listed on the cover. The SEC file number for Pruco Life separate account is 811-07325. You may read and copy any filings made by Pruco Life with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling
(202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.


WHAT IS THE SEPARATE ACCOUNT?
We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (separate account), to hold the assets that are associated with the variable annuity contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS
We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC


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PRUCO LIFE ANNUITIES PROSPECTUS


rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our separate account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

   American Skandia Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, American Skandia Investment Services, Incorporated ("ASISI") and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by ASISI, Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

MATERIAL CONFLICTS
It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

SERVICE FEES PAYABLE TO PRUCO LIFE

Pruco Life or our affiliates have entered into agreements with the investment adviser or distributor of certain underlying portfolios. Under the terms of these agreements, Pruco Life, or our affiliates, may provide administrative and/or support services to the portfolios for which it receives a fee of up to 0.55% annually (as of May 1, 2006) of the average assets allocated to the portfolios from the investment adviser, distributor and/or the fund. These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

   In addition, the investment adviser, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with each Annuity. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker-dealer firms' registered representatives and creating marketing material discussing each Annuity and the available options.


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PRUCO LIFE ANNUITIES PROSPECTUS

General Information continued


WHO DISTRIBUTES ANNUITIES OFFERED BY PRUCO LIFE?
Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the Annuities offered through this prospectus. PIMS acts as the distributor of a number of annuity contracts and life insurance products we offer.
   PIMS's principal business address is 100 Mulberry Street, Newark, New Jersey 07102-4077. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the National Association of Securities Dealers, Inc. (NASD).
   Each Annuity is offered on a continuous basis. PIMS enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Annuity directly to potential purchasers.

   Commissions are paid to firms on sales of the Annuity according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5.50% for the L Series, 6.0% for the X Series and 7.0% for the B Series. Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the separate account.

   In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PIMS. A list of firms that PIMS paid pursuant to such arrangements is provided in the Statement of Additional Information which is available upon request.
   To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.
   You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the contract than for selling a different Annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.
   On July 1, 2003, Prudential Financial combined its retail securities brokerage and clearing operations with those of Wachovia Corporation ("Wachovia") and formed Wachovia Securities Financial Holdings, LLC ("Wachovia Securities"), a joint venture headquartered in Richmond, Virginia. Prudential Financial has a 38% ownership interest in the joint venture, while Wachovia owns the remaining 62%.

   Wachovia and Wachovia Securities are key distribution partners for certain products of Prudential Financial affiliates, including mutual funds and individual annuities that are distributed through their financial advisors, bank channel and independent channel. In addition, Prudential Financial is a service provider to the managed account platform and certain wrap-fee programs offered by Wachovia Securities.


FINANCIAL STATEMENTS
The financial statements of the separate account and Pruco Life are included in the Statement of Additional Information.


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PRUCO LIFE ANNUITIES PROSPECTUS


HOW TO CONTACT US
You can contact us by:
..   calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday,
..   writing to us via regular mail at Prudential Annuity Service Center, P.O.
    Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
..   accessing information about your Annuity through our Internet Website at
    www.prudential.com.
   You can obtain account information by calling our automated response system and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
   Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
   Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of our businesses, including class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industries in which we operate. In our insurance operations, we are subject to class action lawsuits and individual lawsuits involving a variety of issues, including sales practices, underwriting practices, claims payment and procedures, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, return of premiums or excessive premium charges and breaching fiduciary duties to customers. In our annuities operations, we are subject to litigation involving class action lawsuits and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of annuity products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers, mishandled customer accounts or breached fiduciary duties to customers. In some of our pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The following is such a pending proceeding:


   Stewart v. Prudential, et al. is a lawsuit brought in the Circuit Court of the First Judicial District of Hinds County, Mississippi by the beneficiaries of an alleged life insurance policy against Pruco



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PRUCO LIFE ANNUITIES PROSPECTUS

General Information continued


Life and Prudential. The complaint alleges that the Prudential defendants acted in bad faith when they failed to pay a death benefit on an alleged contract of insurance that was never delivered. In February 2006, the jury awarded the plaintiffs $1.4 million in compensatory damages and $35 million in punitive damages. Pruco Life plans to appeal the verdict.
   Pruco Life's litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on Pruco Life's financial position.


CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:
..   Company
..   Experts
..   Principal Underwriter
..   Payments Made to Promote Sale of Our Products
..   Allocation of Initial Purchase Payment
..   Determination of Accumulation Unit Values
..   Federal Tax Status
..   State Specific Variations
..   Financial Statements


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APPENDIX A

PRUCO LIFE ANNUITIES PROSPECTUS

Appendix A -- Selecting the Variable Annuity That's Right for You


Pruco Life Insurance Company offers several deferred variable annuity products. Each annuity has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your annuity was sold. You can verify which of these annuities is available to you by speaking to your Financial Professional or calling 1-888-PRU-2888.


The different features and benefits may include variations on your ability to access funds in your annuity without the imposition of a withdrawal charge as well as different ongoing fees and charges you pay to stay in the contract. Additionally, differences may exist on various optional benefits such as guaranteed living benefits or Death Benefit protection.

Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:
..  Your age;
..  The amount of your investment and any planned future deposits into the annuity;
..  How long you intend to hold the annuity (also referred to as investment time horizon);
..  Your desire to make withdrawals from the annuity;
..  Your investment return objectives;
.. The effect of optional benefits that may be elected, and .. Your desire to minimize costs and/or maximize return associated with the annuity.


The following chart outlines some of the different features for each annuity sold actively in the bulk of Pruco Life's territory. The availability of optional features, such as those noted in the chart, may increase the cost of the contract. Therefore you should carefully consider which features you plan to use when selecting your annuity. You should also consider the investment objectives, risks, charges and expenses of an investment carefully before investing.


In addition, the hypothetical illustrations below reflect the Account Value and surrender value of each variable annuity over a variety of holding periods. These charts are meant to reflect how your annuities can grow or decrease depending on market conditions and the comparable value of each of the annuities (which reflects the charges associated with the annuities) under the assumptions noted.

Your registered Financial Professional can provide you with the prospectus for the Annuities, and can guide you to Selecting the Variable Annuity That's Right for You.

PRUCO LIFE ANNUITY PRODUCT COMPARISON


Below is a summary of Pruco Life's principal, actively-sold annuity products. Premier X Series refers to Prudential Premier Variable Annuity X Series, Premier L Series refers to Prudential Premier Variable Annuity L Series and Premier B Series refers to Prudential Premier Variable Annuity B Series. You should consider the investment objectives, risks, charges and expenses of an investment in any Annuity carefully before investing. The prospectus for the Annuities as well as the underlying portfolio prospectuses contains this and other information about the variable annuities and underlying investment options. Your registered Financial Professional can provide you with the prospectus for the Annuities, and the underlying portfolios and can help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectuses carefully before investing.

APPENDIX A

PRUCO LIFE INSURANCE COMPANY

Appendix A -- Selecting the Variable Annuity That's Right for You  continued


                                 PREMIER X SERIES               PREMIER L SERIES               PREMIER B SERIES
----------------------------------------------------------------------------------------------------------------------
Minimum Investment        $10,000                        $10,000                        $1,000
----------------------------------------------------------------------------------------------------------------------
Maximum Issue Age         75                             85                             85
----------------------------------------------------------------------------------------------------------------------
Contingent Deferred Sales 9 Years (based on date of      4 Years (based on date of      7 Years (based on date of
Charge Schedule           each purchase payment)         each purchase payment)         each purchase payment)
                          (9%, 8.5%, 8%, 7%, 6%, 5%,     (7%, 7%, 6%, 5%)               (7%, 6%, 5%, 4%, 3%, 2%,
                          4%, 3%, 2%)                                                   1%)
----------------------------------------------------------------------------------------------------------------------
Insurance Charge          1.55%                          1.50%                          1.15%
----------------------------------------------------------------------------------------------------------------------
Annual Maintenance Fee    Lesser of $35 or 2% of         Lesser of $35 or 2% of         Lesser of $35 or 2% of
                          Account Value*                 Account Value*                 Account Value*
----------------------------------------------------------------------------------------------------------------------
Purchase Credit           For Purchase Payments          No                             No
                          made up to and including
                          age 80, 5%, regardless of
                          the purchase payment
                          amount.

                          For Purchase Payments
                          between 81-85, 3%,
                          regardless of the payment
                          amount.

                          Recaptured on (i) free-look,
                          or (ii) death or medically-
                          related surrender occurring
                          within 12 months after date
                          credit is applied.
----------------------------------------------------------------------------------------------------------------------
Longevity Credit          0.40% of the sum of all        No                             No
                          Purchase Payments that
                          have been in the Annuity for
                          more than 9 years less the
                          cumulative amount of
                          withdrawals made (including
                          CDSC) through the end of
                          the period applied annually
                          beginning on the 10/th/
                          Annuity Anniversary.
----------------------------------------------------------------------------------------------------------------------
Fixed Rate Option         Currently offering duration of Currently offering duration of Currently offering duration of
                          1 year only.                   1 year only.                   1 year only.
----------------------------------------------------------------------------------------------------------------------
Variable Investment       American Skandia               AST                            AST
Options                   Trust (AST)
----------------------------------------------------------------------------------------------------------------------
Basic Death Benefit       The greater of: Purchase       The greater of: Purchase       The greater of: Purchase
                          Payments minus proportional    Payments minus proportional    Payments minus proportional
                          withdrawals; and unadjusted    withdrawals; and unadjusted    withdrawals; and unadjusted
                          Account Value, less an         Account Value                  Account Value
                          amount equal to all credits
                          applied within 12 months
                          prior to the date of death
----------------------------------------------------------------------------------------------------------------------

APPENDIX A

PRUCO LIFE ANNUITIES PROSPECTUS


                                   PREMIER X SERIES         PREMIER L SERIES      PREMIER B SERIES
-----------------------------------------------------------------------------------------------------
Optional Death Benefits (for Highest Daily Value (HDV)/   HDV/Combo 5% Roll-up/ HDV/Combo 5% Roll-up/
an additional cost)/1/       Combo 5% Roll-up/ Highest    HAV                   HAV
                             Anniversary Value (HAV)
-----------------------------------------------------------------------------------------------------
Living Benefits (for an      Guaranteed Minimum           GMIB/LT5/SLT5         GMIB/LT5/SLT5
additional cost)/2/          Income Benefit (GMIB)/
                             Lifetime Five (LT5)/ Spousal
                             Lifetime Five (SLT5)
-----------------------------------------------------------------------------------------------------

HYPOTHETICAL ILLUSTRATION

The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a result of full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:


An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% respectively.
..  No subsequent deposits or withdrawals are made from the Annuity.
.. The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the underlying portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows/3/:

 . 1.06% based on the fees and expenses of the underlying portfolios as of December 31, 2005. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all of the underlying portfolios and then dividing by the number of portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table.
 .   The Separate Account level charges refer to the Insurance Charge.
.. The Annuity Value and Surrender Value are further reduced by the annual maintenance fee. For Premier X Series, the Annuity Value and Surrender Value also reflect the addition of any applicable Purchase Credits and Longevity Credits.

The Account Value assumes no surrender, while the Surrender Value assumes a 100% surrender two days prior to the anniversary of the Issue Date of the Annuity ("Annuity Anniversary"), therefore reflecting the withdrawal charge applicable to that Annuity year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the withdrawal charge applicable to the next Annuity year, which usually is lower. The surrender charge is calculated based on the date that the Purchase Payment was made and for purposes of these illustrations, we assume that a single purchase payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide you with a personalized illustration upon request). Shaded cells represent the Annuity with the highest customer Surrender Value for the Annuity Year. Multiple shaded cells represent a tie between two or more annuities. The L Series annuity, in light of its contingent deferred sales charges and insurance charge, and the fact that (unlike the X Series) it does not offer a Purchase Credit, has the highest surrender value of the three Annuities only in year five. Thus, with regard to surrender value alone, either the B Series or the X Series will provide higher surrender values in years other than year 5. On the other hand, the L Series offers more flexibility with regard to the optional death benefits than the B Series and X Series. For the B Series and the X Series, the combination 5% Roll-up and the HDV Death Benefit may not be terminated once elected. In contrast, as detailed in the prospectus, the L Series permits the first-time election of certain optional death benefits, and the termination of certain optional death benefits, on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary). Please note, however, that the optional death benefits are not available with the Spousal Lifetime Five benefit on any annuity, so unless you elect to terminate the Spousal Lifetime Five benefit on the L Series at the time you choose to elect an optional death benefit, the optional death benefits will not be permitted. Please also note that the optional death benefits may not be available in certain states.

APPENDIX A

PRUCO LIFE ANNUITIES PROSPECTUS

Appendix A -- Selecting the Variable Annuity That's Right for You  continued


0% GROSS RATE OF RETURN


                PREMIER X SHARE   PREMIER L SHARE   PREMIER B SHARE
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ---------------------------------------------------------
            1  102,320  93,320   97,495   90,495   97,832   90,832
           ---------------------------------------------------------
            2   99,701  91,201   95,013   88,013   95,671   89,671
           ---------------------------------------------------------
            3   97,116  89,116   92,593   86,593   93,557   88,557
           ---------------------------------------------------------
            4   94,596  87,596   90,233   85,233   91,489   87,489
           ---------------------------------------------------------
            5   92,141  86,141   87,933   87,933   89,466   86,466
           ---------------------------------------------------------
            6   89,749  84,749   85,691   85,691   87,486   85,486
           ---------------------------------------------------------
            7   87,418  83,418   83,505   83,505   85,550   84,550
           ---------------------------------------------------------
            8   85,146  82,146   81,374   81,374   83,656   83,656
           ---------------------------------------------------------
            9   82,933  80,933   79,296   79,296   81,803   81,803
           ---------------------------------------------------------
           10   81,166  81,166   77,270   77,270   79,991   79,991
           ---------------------------------------------------------
           11   79,444  79,444   75,296   75,296   78,217   78,217
           ---------------------------------------------------------
           12   77,767  77,767   73,371   73,371   76,483   76,483
           ---------------------------------------------------------
           13   76,132  76,132   71,494   71,494   74,786   74,786
           ---------------------------------------------------------
           14   74,540  74,540   69,665   69,665   73,126   73,126
           ---------------------------------------------------------
           15   72,988  72,988   67,881   67,881   71,502   71,502
           ---------------------------------------------------------
           16   71,475  71,475   66,142   66,142   69,913   69,913
           ---------------------------------------------------------
           17   70,002  70,002   64,447   64,447   68,359   68,359
           ---------------------------------------------------------
           18   68,566  68,566   62,794   62,794   66,839   66,839
           ---------------------------------------------------------
           19   67,167  67,167   61,183   61,183   65,352   65,352
           ---------------------------------------------------------
           20   65,803  65,803   59,613   59,613   63,897   63,897
           ---------------------------------------------------------
           21   64,475  64,475   58,081   58,081   62,473   62,473
           ---------------------------------------------------------
           22   63,180  63,180   56,589   56,589   61,081   61,081
           ---------------------------------------------------------
           23   61,919  61,919   55,134   55,134   59,719   59,719
           ---------------------------------------------------------
           24   60,690  60,690   53,715   53,715   58,386   58,386
           ---------------------------------------------------------
           25   59,493  59,493   52,332   52,332   57,083   57,083
           ---------------------------------------------------------


Assumptions:
a. $100,000 initial investment
b. Fund Expenses = 1.06%
c. No optional death benefits or living benefits elected
d. Surrender value assumes surrender 2 days prior to contract anniversary

APPENDIX A

PRUCO LIFE ANNUITIES PROSPECTUS


6% GROSS RATE OF RETURN


                PREMIER X SHARE   PREMIER L SHARE   PREMIER B SHARE
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ---------------------------------------------------------
            1  108,442   99,442  103,329   96,329  103,685   96,685
           ---------------------------------------------------------
            2  112,007  103,507  106,778   99,778  107,517  101,517
           ---------------------------------------------------------
            3  115,688  107,688  110,342  104,342  111,491  106,491
           ---------------------------------------------------------
            4  119,491  112,491  114,025  109,025  115,611  111,611
           ---------------------------------------------------------
            5  123,419  117,419  117,832  117,832  119,883  116,883
           ---------------------------------------------------------
            6  127,476  122,476  121,765  121,765  124,314  122,314
           ---------------------------------------------------------
            7  131,666  127,666  125,829  125,829  128,908  127,908
           ---------------------------------------------------------
            8  135,994  132,994  130,030  130,030  133,672  133,672
           ---------------------------------------------------------
            9  140,465  138,465  134,370  134,370  138,612  138,612
           ---------------------------------------------------------
           10  145,495  145,495  138,855  138,855  143,734  143,734
           ---------------------------------------------------------
           11  150,691  150,691  143,490  143,490  149,046  149,046
           ---------------------------------------------------------
           12  156,057  156,057  148,280  148,280  154,554  154,554
           ---------------------------------------------------------
           13  161,600  161,600  153,230  153,230  160,266  160,266
           ---------------------------------------------------------
           14  167,325  167,325  158,344  158,344  166,189  166,189
           ---------------------------------------------------------
           15  173,239  173,239  163,630  163,630  172,331  172,331
           ---------------------------------------------------------
           16  179,346  179,346  169,092  169,092  178,699  178,699
           ---------------------------------------------------------
           17  185,655  185,655  174,736  174,736  185,303  185,303
           ---------------------------------------------------------
           18  192,171  192,171  180,569  180,569  192,152  192,152
           ---------------------------------------------------------
           19  198,901  198,901  186,596  186,596  199,253  199,253
           ---------------------------------------------------------
           20  205,852  205,852  192,825  192,825  206,616  206,616
           ---------------------------------------------------------
           21  213,032  213,032  199,262  199,262  214,252  214,252
           ---------------------------------------------------------
           22  220,447  220,447  205,913  205,913  222,170  222,170
           ---------------------------------------------------------
           23  228,107  228,107  212,786  212,786  230,381  230,381
           ---------------------------------------------------------
           24  236,018  236,018  219,889  219,889  238,895  238,895
           ---------------------------------------------------------
           25  244,189  244,189  227,229  227,229  247,723  247,723
           ---------------------------------------------------------


Assumptions:
a. $100,000 initial investment
b. Fund Expenses = 1.06%
c. No optional death benefits or living benefits elected
d. Surrender value assumes surrender 2 days prior to contract anniversary

APPENDIX A

PRUCO LIFE ANNUITIES PROSPECTUS

Appendix A -- Selecting the Variable Annuity That's Right for You continued


In addition, the following charts indicate the days (measured from the Issue
Date) in which each annuity product would have the highest Surrender Value amongst the products listed given the above assumptions.

0% GROSS RATE OF RETURN




PRODUCT NAME                 TOTAL DAYS       YEARS FROM THE ISSUE                DAYS WITHIN
                     IN WHICH PRODUCT'S          DATE IN WHICH THE    THE PERIOD IN WHICH THE
             SURRENDER VALUE IS HIGHEST SURRENDER VALUE IS HIGHEST SURRENDER VALUE IS HIGHEST
---------------------------------------------------------------------------------------------
  L Share                730                          4                          1460
                                                      5                     1461-1825
                                                      6                     1826-2189
---------------------------------------------------------------------------------------------
  B Share              1,095                          6                          2190
                                                      7                     2191-2555
                                                      8                     2556-2920
                                                      9                     2921-3284
---------------------------------------------------------------------------------------------
  X Share              9,125                          9                          3285
                                                     10                     3286-3650
                                                     11                     3651-4015
                                                  12-30                    4016-10950
---------------------------------------------------------------------------------------------



6% GROSS RATE OF RETURN



PRODUCT NAME                 TOTAL DAYS       YEARS FROM THE ISSUE                DAYS WITHIN
                     IN WHICH PRODUCT'S          DATE IN WHICH THE    THE PERIOD IN WHICH THE
             SURRENDER VALUE IS HIGHEST SURRENDER VALUE IS HIGHEST SURRENDER VALUE IS HIGHEST
---------------------------------------------------------------------------------------------
  L Share                365                          4                          1460
                                                      5                     1461-1824
---------------------------------------------------------------------------------------------
  B Share              4,852                          7                     2339-2555
                                                      8                     2556-2919
                                                      9                     3173-3284
                                                     19                     6771-6935
                                                     20                     6957-7300
                                                  21-30                    7301-10950
---------------------------------------------------------------------------------------------
  X Share              5,733                        1-3                        1-1095
                                                      4                     1096-1459
                                                      5                          1825
                                                      6                     1826-2190
                                                      7                     2191-2338
                                                      8                          2920
                                                      9                     2921-3173
                                                  10-18                     3286-6570
                                                     19                     6571-6770
                                                     20                     6936-6956
---------------------------------------------------------------------------------------------

Days listed assume 365 days per year and do not account for Leap Years.

* Contract charges are waived for account values greater than $100,000.
1)For more information on these benefits, refer to the "Death Benefit" section in the Prospectus.
2)For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.

3)These reductions result in hypothetical net rates of return corresponding to the 0% and 6% gross rates of return, respectively as follows: L Series -2.54% and 3.30%; B Series -2.17% and 3.70%; X Series -2.56% and 3.29%.

APPENDIX B

PRUCO LIFE ANNUITIES PROSPECTUS

Appendix B -- Calculation of Optional Death Benefits

Examples of Combination 5% Roll-Up and Highest Anniversary Value Death
Benefit Calculation
The following are examples of how the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit are calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example with market increase and death before Death Benefit Target Date
Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the 7/th /anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $75,000; however, the Anniversary Value on the 5/th /anniversary of the Issue Date was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Roll-Up Value is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit. The Death Benefit would be the Highest Anniversary Value ($90,000) because it is greater than both the Roll-Up Value ($67,005) and the amount that would have been payable under the basic Death Benefit ($75,000).

Example with withdrawals
Assume that the Owner made a withdrawal of $5,000 on the 6/th /anniversary of the Issue Date when the Account Value was $45,000. The Roll-Up Value on the 6/th /anniversary of the Issue Date is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The 5% Dollar-for-Dollar Withdrawal Limit for the 7/th /annuity year is equal to 5% of the Roll-Up Value as of the 6/th /anniversary of the Issue Date, or $3,350. Therefore, the remaining $1,650 of the withdrawal results in a proportional reduction to the Roll-Up Value. On the 7/th /anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $43,000; however, the Anniversary Value on the 2/nd /anniversary of the Issue Date was $70,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit.

Roll-Up Value               ={($67,005 - $3,350) - [($67,005 - $3,350) X $1,650/($45,000 - $3,350)]} X 1.05
                            =($63,655 - $2,522) X 1.05
                            =$64,190
Highest Anniversary Value   =$70,000 - [$70,000 X $5,000/$45,000]
                            =$70,000 - $7,778
                            =$62,222
Basic Death Benefit         =max [$43,000, $50,000 - ($50,000 X $5,000/$45,000)]
                            =max [$43,000, $44,444]
                            =$44,444

The Death Benefit therefore is $64,190.

Example with death after Death Benefit Target Date
Assume that the Owner has not made any withdrawals prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Roll-Up Value on the Death Benefit Target Date (the Annuity Anniversary on or following the Owner's 80/th /birthday) is equal to initial Purchase Payment accumulated at 5% for 10 years, or $81,445. The Highest Anniversary Value on the Death Benefit Target Date was $85,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000

APPENDIX B

PRUCO LIFE ANNUITIES PROSPECTUS

Appendix B -- Calculation of Optional Death Benefits continued

when the Account Value was $70,000. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit as of the Death Benefit Target Date; each increased by subsequent Purchase Payments and reduced proportionally for subsequent withdrawals.

Roll-Up Value               =$81,445 + $15,000 - [($81,445 + 15,000) X $5,000/$70,000]
                            =$81,445 + $15,000 - $6,889
                            =$89,556
Highest Anniversary Value   =$85,000 + $15,000 - [($85,000 + 15,000) X $5,000/$70,000]
                            =$85,000 + $15,000 - $ 7,143
                            =$92,857
Basic Death Benefit         =max [$75,000, $50,000 + $15,000 - {(50,000 + $15,000) X $5,000/$70,000}]
                            =max [$75,000, $60,357]
                            =$75,000

The Death Benefit therefore is $92,857.

EXAMPLES OF HIGHEST DAILY VALUE DEATH BENEFIT CALCULATION
The following are examples of how the HDV Death Benefit is calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date.

Example with market increase and death before Death Benefit Target Date
Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the date we receive due proof of death, the Account Value is $75,000; however, the Highest Daily Value was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value or the basic Death Benefit. The Death Benefit would be the HDV ($90,000) because it is greater than the amount that would have been payable under the basic Death Benefit ($75,000).

Example with withdrawals
Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in Annuity Year 7 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $80,000; however, the Highest Daily Value ($90,000) was attained during the fifth Annuity Year. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value (proportionally reduced by the subsequent withdrawal) or the basic Death Benefit.

  Highest Daily Value   =$90,000 - [$90,000 X $15,000/$75,000]
                        =$90,000 - $18,000
                        =$72,000
  Basic Death Benefit   =max [$80,000, $50,000 - ($50,000 X $15,000/$75,000)]
                        =max [$80,000, $40,000]
                        =$80,000

The Death Benefit therefore is $80,000.

APPENDIX B

PRUCO LIFE ANNUITIES PROSPECTUS



Example with death after Death Benefit Target Date
Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals had been made prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Highest Daily Value on the Death Benefit Target Date was $80,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greater of the Highest Daily Value on the Death Benefit Target Date plus Purchase Payments minus proportional withdrawals after the Death Benefit Target Date or the basic Death Benefit.

Highest Daily Value   =$80,000 + $15,000 - [($80,000 + $15,000) X $5,000/$70,000]
                      =$80,000 + $15,000 - $6,786
                      =$88,214
Basic Death Benefit   =max [$75,000, ($50,000 + $15,000) - {($50,000 + $15,000) X $5,000/$70,000}]
                      =max [$75,000, $60,357]
                      =$75,000

The Death Benefit therefore is $88,214.

                      STATEMENT OF ADDITIONAL INFORMATION
                                  MAY 1, 2006

             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                          VARIABLE ANNUITY CONTRACTS

   The Prudential Premier Variable Annuity B Series(SM) ("B Series"), Prudential Premier Variable Annuity L Series(SM) ("L Series") and Prudential Premier Variable Annuity X Series(SM) ("X Series") annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

   This Statement of Additional Information is not a prospectus and should be read in conjunction with the B Series, L Series, and X Series prospectus dated May 1, 2006. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                               TABLE OF CONTENTS

               Company                                        2
               Experts                                        2
               Principal Underwriter                          2
               Payments Made to Promote Sale of Our Products  2
               Allocation of Initial Purchase Payment         3
               Determination of Accumulation Unit Values      4
               Federal Tax Status                             5
               State Specific Variations                      5
               Financial Statements                           6
               Separate Account Financial Information        A1
               Company Financial Information                 B1

                Pruco Life Insurance       Prudential Annuity
                      Company                Service Center
               213 Washington Street         P.O. Box 7960
               Newark, NJ 07102-2992         Philadelphia,
                                           Pennsylvania 19176
                                        Telephone: (888) PRU-2888

Prudential Premier Variable Annuity B Series(SM), Prudential Premier Variable Annuity L Series(SM), and Prudential Premier Variable Annuity X Series(SM) are service marks of The Prudential Insurance Company of America.

                                    COMPANY

   Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.

   Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                    EXPERTS

   The consolidated financial statements of Pruco Life and subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2005 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.

                             PRINCIPAL UNDERWRITER

   Prudential Investment Management Services LLC ("PIMS"), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers each Annuity on a continuous basis through corporate office and regional home office employees in those states in which annuities may be lawfully sold. It may also offer the Annuities through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.


   Because the Prudential Premier Series Annuity was first offered beginning in May 2006, PIMS has received no commissions with respect to that product during the past three calendar years. However, with respect to all individual variable annuities issued through the separate account, PIMS received commissions of $111,101,993, $107,294,776, and $111,922,372 in 2005, 2004, and 2003,
respectively. PIMS retained none of those commissions.


   As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

                 PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS


   In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.


   The list below identifies three general types of payments that PIMS pays which are broadly defined as follows:

  . Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm (or its affiliated broker/dealers).

  . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker/dealers).

  . Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.


   The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of May 1, 2006) received payment of more than $10,000 with respect to annuity business during the last calendar year. The firms listed below include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.


Name of Firm:



Citigroup Global Markets, Inc.


FSC Securities Corporation (part of the AIG selling network)*


Merrill Lynch


Royal Alliance Associates, Inc. (part of the AIG selling network)* SunAmerica Securities, Inc. (part of the AIG selling network)*
UBS Financial Services
Wachovia Securities, LLC*

--------
* Also includes payments in connection with products issued by American Skandia Life Assurance Corporation, a Prudential Financial affiliate.



                    ALLOCATION OF INITIAL PURCHASE PAYMENT

   As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

   The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a subaccount is determined by multiplying the number of shares of American Skandia Trust (the "Trust") or other fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

   As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

                              FEDERAL TAX STATUS

Other Tax Rules.

   1. Diversification.

   The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Annuities meet these diversification requirements.

   2. Investor Control.

   Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that each Annuity qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

   3. Entity Owners.

   Where an annuity is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the annuity will not be taxed as an annuity and increases in the value of the annuity over its cost basis will be subject to tax annually.

   4. Purchase Payments Made Before August 14, 1982.

   If your Annuity was issued in exchange for an annuity containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the Annuity. Generally, withdrawals are treated as a recovery of your investment in the Annuity first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.

   5. Generation-Skipping Transfers.

   If you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

                           STATE SPECIFIC VARIATIONS

   Some of the states in which the Annuities are currently sold (or are expected to be sold) require us to modify the contracts to adhere to certain restrictions or limitations imposed by those states. Please consult your Annuity contract for additional details.

                             FINANCIAL STATEMENTS

                         PRUCO LIFE INSURANCE COMPANY
                     Consolidated Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2005 and 2004

                         PRUCO LIFE INSURANCE COMPANY

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements                                                   Page No.
--------------------                                                   --------
Report of Independent Registered Public Accounting Firm...............  F - 2

Consolidated Financial Statements:....................................

   Consolidated Statements of Financial Position - December 31,         F - 3
   2005 and 2004......................................................

   Consolidated Statements of Operations and Comprehensive Income       F - 4
   Years ended December 31, 2005, 2004 and 2003.......................

   Consolidated Statements of Stockholder's Equity Years ended          F - 5
   December 31, 2005, 2004 and 2003...................................

   Consolidated Statements of Cash Flows Years ended December 31,       F - 6
   2005, 2004 and 2003................................................

   Notes to the Consolidated Financial Statements.....................  F - 7

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly owned subsidiary of The Prudential Insurance Company of America) and its subsidiaries at December 31, 2005 and December 31, 2004 and the results of their operations and their cash flows for the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company adopted American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" as of January 1, 2004.

PricewaterhouseCoopers LLP
New York, New York
March 24, 2006

Pruco Life Insurance Company

Consolidated Statements of Financial Position
As of December 31, 2005 and December 31, 2004 (in thousands, except share amounts)

                                                        2005         2004
                                                     ----------- -----------
ASSETS
Fixed maturities available for sale, at fair value
  (amortized cost, 2005 - $6,142,093; 2004 -
  $6,114,020)....................................... $ 6,189,040 $ 6,339,103
Policy loans........................................     879,156     856,755
Short-term investments..............................     113,144     122,061
Commercial loans....................................     269,161       2,285
Other long-term investments.........................      34,993      25,973
                                                     ----------- -----------
   Total investments................................   7,485,494   7,346,177
Cash and cash equivalents...........................     158,010     743,533
Deferred policy acquisition costs...................   1,663,003   1,429,027
Accrued investment income...........................      98,110     101,432
Reinsurance recoverables............................     932,826     765,045
Receivables from parent and affiliates..............      79,188      50,339
Deferred sales inducements..........................     139,012     110,460
Other assets........................................      24,498      14,408
Separate account assets.............................  19,094,129  17,326,555
                                                     ----------- -----------
TOTAL ASSETS                                         $29,674,270 $27,886,976
                                                     =========== ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Policyholders' account balances..................... $ 5,793,743 $ 6,208,110
Future policy benefits and other policyholder
  liabilities.......................................   1,446,717   1,240,650
Cash collateral for loaned securities...............     389,794     410,718
Securities sold under agreement to repurchase.......      36,439      45,254
Income taxes payable................................     432,161     433,966
Short term debt to affiliates.......................     105,596          --
Payable to parents and affiliates...................      22,445       3,739
Other liabilities...................................     287,035     327,227
Separate account liabilities........................  19,094,129  17,326,555
                                                     ----------- -----------
Total liabilities                                    $27,608,059 $25,996,219
                                                     ----------- -----------
COMMITMENT AND CONTINGENT LIABILITIES (See Note 12)

STOCKHOLDER'S EQUITY
Common stock, ($10 par value; 1,000,000 shares,
  authorized; 250,000 shares, issued and
  outstanding)......................................       2,500       2,500
Additional paid-in capital..........................     454,670     455,377
Deferred compensation...............................          --      (1,173)
Retained earnings...................................   1,590,441   1,359,526
Accumulated other comprehensive income..............      18,600      74,527
                                                     ----------- -----------
Total stockholder's equity                             2,066,211   1,890,757
                                                     ----------- -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY           $29,674,270 $27,886,976
                                                     =========== ===========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2005, 2004 and 2003 (in thousands)

                                             2005        2004        2003
                                          ----------  ----------  ----------
REVENUES

Premiums................................. $   38,029  $   73,059  $  118,449
Policy charges and fee income............    564,130     611,712     544,610
Net investment income....................    404,045     373,552     344,628
Realized investment (losses)/gains, net..       (147)      5,011      (2,770)
Asset management fees....................     17,105      15,747      13,218
Other income.............................     12,125      10,514       9,595
                                          ----------  ----------  ----------
Total revenues...........................  1,035,287   1,089,595   1,027,730
                                          ----------  ----------  ----------
BENEFITS AND EXPENSES

Policyholders' benefits..................     98,899     234,841     282,875
Interest credited to policyholders'
  account balances.......................    234,881     250,675     227,992
General, administrative and other
  expenses...............................    449,291     458,590     397,881
                                          ----------  ----------  ----------
Total benefits and expenses..............    783,071     944,106     908,748
                                          ----------  ----------  ----------
Income from operations before income
  taxes and cumulative effect of
  accounting change......................    252,216     145,489     118,982

Income taxes:
   Current...............................    (30,108)     59,682     (69,617)
   Deferred..............................     51,409     (36,804)    103,666
                                          ----------  ----------  ----------
Total income tax expense.................     21,301      22,878      34,049
                                          ----------  ----------  ----------
Income from Operations Before Cumulative
  Effect of Accounting Change............    230,915     122,611      84,933

Cumulative effect of accounting change,
  net of taxes...........................         --      (9,150)         --
                                          ----------  ----------  ----------
NET INCOME...............................    230,915     113,461      84,933
                                          ----------  ----------  ----------
Change in net unrealized investment
  gains, net of taxes....................    (55,927)    (41,944)      8,379
Cumulative effect of accounting change,
  net of taxes...........................         --       4,030          --
                                          ----------  ----------  ----------
Accumulated other comprehensive income
  (loss), net of taxes...................    (55,927)    (37,914)      8,379
                                          ----------  ----------  ----------
COMPREHENSIVE INCOME..................... $  174,988  $   75,547  $   93,312
                                          ==========  ==========  ==========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Stockholder's Equity
Periods Ended December 31, 2005, 2004 and 2003 (in thousands)

                                                                                          Accumulated
                                                     Additional                              Other         Total
                                              Common  Paid-in-    Deferred    Retained   Comprehensive Stockholder's
                                              Stock   Capital   Compensation  Earnings   Income (Loss)    Equity
                                              ------ ---------- ------------ ----------  ------------- -------------
Balance, January 1, 2003..................... $2,500  $466,748         --    $1,161,136    $ 91,751     $1,722,135

Net income...................................     --        --         --        84,933          --         84,933
Adjustments to policy credits issued to
  eligible policyholders.....................     --        --         --            (4)         --             (4)
Purchase of fixed maturities from an
  affiliate, net of taxes....................     --    (7,557)        --            --       7,557             --
Stock-based compensation programs............     --       463       (850)           --          --           (387)
Change in net unrealized investment gains,
  net of taxes...............................     --        --         --            --       8,379          8,379
                                              ------  --------    -------    ----------    --------     ----------
Balance, December 31, 2003...................  2,500   459,654       (850)    1,246,065     107,687      1,815,056

Net income...................................     --        --         --       113,461          --        113,461
Stock-based compensation programs............     --       477       (323)           --          --            154
Purchase of fixed maturities from an
  affiliate, net of taxes....................     --    (4,754)        --            --       4,754             --
Cumulative effect of accounting change, net
  of taxes...................................     --        --         --            --       4,030          4,030
Change in net unrealized investment gains,
  net of taxes...............................     --        --         --            --     (41,944)       (41,944)
                                              ------  --------    -------    ----------    --------     ----------
Balance, December 31, 2004...................  2,500   455,377     (1,173)    1,359,526      74,527      1,890,757

Net income...................................     --        --         --       230,915          --        230,915
Stock-based compensation programs............     --      (941)     1,173            --          --            232
Contributed Capital..........................     --       234         --            --          --            234
Purchase of fixed maturities from an
  affiliate, net of taxes....................     --        --         --            --          --             --
Change in net unrealized investment gains,
  net of taxes...............................     --        --         --            --     (55,927)       (55,927)
                                              ------  --------    -------    ----------    --------     ----------
Balance, December 31, 2005................... $2,500  $454,670    $    --    $1,590,441    $ 18,600     $2,066,211
                                              ======  ========    =======    ==========    ========     ==========

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company

Consolidated Statements of Cash Flows
Year Ended December 31, 2005, 2004 and 2003 (in thousands)

                                                       2005         2004         2003
                                                   -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income........................................ $   230,915  $   113,461  $    84,933
Adjustments to reconcile net income to net
  cash from (used in) operating activities:
   Policy charges and fee income..................    (125,077)    (109,931)     (83,183)
   Interest credited to policyholders'
     account balances.............................     234,881      250,675      227,992
   Realized investment losses (gains), net........         147       (5,011)       2,770
   Amortization and other non-cash items..........      33,063      (52,253)      34,436
   Cumulative effect of accounting change,
     net of taxes.................................          --        9,150           --
   Change in:.....................................
       Future policy benefits and other
         insurance liabilities....................     206,067      219,305      137,212
       Reinsurance recoverable....................    (167,781)    (247,635)    (116,739)
       Accrued investment income..................       3,322        1,638      (10,665)
       Receivables from Parent and affiliates.....     (28,849)       2,799          461
       Payable to Parent and affiliates...........      18,706        3,034          273
       Deferred policy acquisition costs..........    (130,540)     (34,829)    (241,712)
       Income taxes payable.......................      27,720      123,407       81,529
       Deferred sales inducements.................     (28,552)     (36,136)     (47,100)
       Other, net.................................      36,805       21,575      (29,262)
                                                   -----------  -----------  -----------
Cash Flows From Operating Activities..............     310,827      259,249       40,945
                                                   -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from the
     sale/maturity/prepayment of:.................
       Fixed maturities available for sale........   4,625,000    2,295,883    2,503,029
       Policy loans...............................      98,656      107,906      134,360
       Commercial loans...........................       1,805          249        8,398
   Payments for the purchase of:..................
       Fixed maturities available for sale........  (4,842,469)  (2,128,650)  (3,338,048)
       Policy loans...............................     (83,116)     (78,515)     (65,773)
       Commercial loans...........................    (270,950)      (2,286)          --
   Other long-term investments, net...............      (5,116)      38,800      (11,271)
   Short-term investments, net....................     (12,953)      63,476       61,196
                                                   -----------  -----------  -----------
Cash Flows (Used In) From Investing
Activities........................................    (489,143)     296,863     (708,109)
                                                   -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Policyholders' account deposits................   2,233,293    2,107,194    2,223,777
   Policyholders' account withdrawals.............  (2,768,247)  (2,095,228)  (1,637,409)
   Proceeds from short-term debt issued...........     783,341           --           --
   Repayments of short-term debt..................    (677,745)          --           --
   Cash collateral for loaned securities, net.....     (20,924)     (20,853)     206,053
   Securities sold under agreement to
     repurchase, net..............................      (8,815)     (51,848)    (303,405)
   Paid in capital transaction associated
     with the purchase of fixed maturities
     from an affiliate............................          --       (4,754)      (7,557)
   Contributed capital............................         234           --           --
   Net change in financing arrangements
     (maturities 90 days or less).................      51,656         (654)       3,087
                                                   -----------  -----------  -----------
Cash Flows (Used In) From Financing
Activities........................................    (407,207)     (66,143)     484,546
                                                   -----------  -----------  -----------
   Net (decrease) increase in cash and cash
     equivalents..................................    (585,523)     489,969     (182,618)
   Cash and cash equivalents, beginning of
     year.........................................     743,533      253,564      436,182
                                                   -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......... $   158,010  $   743,533  $   253,564
                                                   ===========  ===========  ===========
SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes received.......................... $    (6,418) $  (103,090) $   (51,515)
                                                   -----------  -----------  -----------

                See Notes to Consolidated Financial Statements

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

1. BUSINESS

Pruco Life Insurance Company or "the Company," is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. Pruco Life Insurance Company is licensed to sell interest sensitive individual life insurance, variable life insurance, term life insurance, variable and fixed annuities, and a non-participating guaranteed interest contract or, "GIC," called Prudential Credit Enhanced GIC or, "PACE," in the District of Columbia, Guam and in all states except New York. Pruco Life Insurance Company also had marketed individual life insurance through its branch office in Taiwan. The branch office was transferred to an affiliated Company on January 31, 2001, as described in Note 13.

Pruco Life Insurance Company has three subsidiaries, which include one wholly owned life insurance subsidiary, Pruco Life Insurance Company of New Jersey or, "PLNJ," and two subsidiaries formed in 2003 for the purpose of acquiring and investing in municipal fixed maturities from an affiliated company (see Note 13 to the Consolidated Financial Statements). Pruco Life Insurance Company and its subsidiaries are referred to as "the Company" and all financial information is shown on a consolidated basis throughout this document.

PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, term life insurance, fixed and variable annuities only in the states of New Jersey and New York.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential Insurance"), an insurance company founded in 1875 under the laws of the state of New Jersey. On December 18, 2001 or, "the date of demutualization," Prudential Insurance converted from a mutual life insurance company to a stock life insurance company and became an indirect wholly owned subsidiary of Prudential Financial, Inc. or "Prudential Financial."

Prudential Insurance intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential Insurance is under no obligation to make such contributions and its assets do not back the benefits payable under the Company's policyholder contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Pruco Life Insurance Company and its subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, "GAAP." The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, as more fully described in Note 13. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs, investments, future policy benefits, provision for income taxes, reserves of contingent liabilities and reserves for losses in connection with unresolved legal matters.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," that replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS
No. 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period). The Company had previously adopted the fair value recognition provision of the original SFAS No. 123, prospectively for all new stock options issued to employees on or after January 1, 2003. The Company will adopt SFAS No. 123(R) on January 1, 2006. By that date, there will be no unvested stock options issued prior to January 1, 2003.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Fixed maturities classified as "available for sale" are carried at fair value. The amortized cost of fixed maturities is written down to fair value if a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairment adjustments. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses are included in "Accumulated other comprehensive income (loss)."

Policy loans are carried at unpaid principal balances.

Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase and resale agreements are collateralized principally by U.S. government and government agency securities. Securities borrowed or loaned are collateralized principally by cash or U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General and administrative expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General and administrative expenses").

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost, which because of their short-term nature approximates fair value.

Other long-term investments consist of the Company's investments in joint ventures and limited partnerships other than operating joint ventures in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Realized investment gains (losses), net are computed using the specific identification method. Adjustments to the cost of fixed maturities and equity securities for temporary impairments are included in "Realized investment losses, net." In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) the extent (generally if greater than 20%) and the duration (generally if greater than six months); (2) the reasons for the decline in value (credit event, interest related or market fluctuation); (3) the Company's ability and intent to hold the investments for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. Realized investment gains (losses) are generated from numerous sources, including the sale of fixed maturity securities, equity securities, real estate investments, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost of investments for other than temporary impairments. "Realized investment gains (losses), net." also include prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial loans, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include, but are not limited to:
(1) the risk that our assessment of an issuer's ability to meet its obligations could change, (2) the risk that the economic outlook could be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that we are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances, including those not related to the issuer, could lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a change in our impairment determination, and hence a charge to earnings in a future period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments, and other debt issues with maturities of three months or less when purchased.

Deferred policy acquisition costs

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement. These acquisition costs include commissions and variable field office expenses. The Company is also allocated costs of policy issuance and underwriting from Prudential Insurance's general and administrative expense allocation system. The Company also is charged commissions from third parties, which are primarily capitalized as deferred policy acquisition costs ("DAC").

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. For annuity products, the entire transfer pricing fee is deemed to be related to the production of new annuity business and is deferred. For life products, there is a look-through into the expenses incurred by the Prudential agency network and expenses that are considered to be related to the production of new insurance business are deferred. The cost of policy issuance and underwriting are also considered to be related primarily to the production of new insurance and annuity business and are fully deferred.

DAC is subject to recoverability testing at the end of each accounting period. DAC, for applicable products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 25 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General administrative and other expenses" in the period such estimated gross profits are revised.

DAC related to non-participating term insurance are amortized over the expected life of the contracts in proportion to premium income. For guaranteed investment contracts, acquisition costs are expensed as incurred.

The Company and Prudential Insurance have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company or Prudential Insurance for another form of policy

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

or contract. These transactions are known as internal replacements. If the terms of the new policies are not substantially similar to those of the former policy, the unamortized DAC on the surrendered policies is immediately charged to expense. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies.

Reinsurance recoverables and payables

Reinsurance recoverables and payables include receivables and corresponding payables associated with reinsurance arrangements with affiliates. See Note 13 to the Consolidated Financial Statements for additional information about these arrangements.

Separate account assets and liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds which are invested for certain policyholders, pension funds and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short-term investments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. See Note 12 to the Consolidated Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset management fees charged to the accounts are included in "Asset management fees."

Deferred sales inducements

The Company provides sales inducements to contractholders, which primarily include an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. They are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The amortization expense is included as a component of interest credited to policyholders' account balances. As of December 31, 2005 and 2004, deferred sales inducement costs included in other assets were $139 million and $110 million, respectively.

Other assets, and other liabilities

Other assets consist primarily of deferred sales inducements costs, premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Policyholders' Account Balances

The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits plus interest credited less policyholders' withdrawals and other charges assessed against the account balance. These policyholders' account balances also include provision for benefits under non-life contingent payout annuities.

Future Policy Benefits

The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality, less the present value of future net premiums. For life insurance, expected mortality is generally based on the Company's historical experience or standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. The Company's liability for future policy benefits is also inclusive of liabilities for guarantee benefits related to certain non-traditional long duration life and annuity contracts, which are discussed more fully in Note 8. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

Unpaid Claims

Unpaid claims include estimates of claims that the Company believes have been incurred, but have not yet been reported ("IBNR") as of the balance sheet date and is an estimate of the amount of loss will ultimately incur on reported claims. Consistent with industry accounting practice, we do not establish loss reserves until a loss has occurred. These IBNR estimates,

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and estimates of the amounts of loss we will ultimately incur on reported claims, which are based in part on our historical experience, are regularly adjusted to reflect actual claims experience. When actual experience differs from our previous estimate, the resulting difference will be included in our reported results for the period of the change in estimate in the "Policyholders' benefits" caption in our statements of operations. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels.

Contingent Liabilities

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from life insurance policies are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Amounts received as payment for deferred annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies, except for amounts associated with certain modified coinsurance contracts which are reflected in the Company's financial statements based on the application of the deposit method of accounting. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Asset management fees

Beginning on February 1, 2002, the Company received asset management fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products (see Note 13 to the Consolidated Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than Prudential Insurance. Asset management fees are recognized as income when earned.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in pricing models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix, manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," in the Consolidated Balance Sheets, except for embedded derivatives, which are recorded in the consolidated balance sheet with the associated host contract. As discussed in detail below and in
Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in investing activities section in the Consolidated Statements of Cash Flows.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign currency fair value or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or
(5) a derivative entered into as an economic hedge that does not qualify for hedge accounting. As of December 31, 2005, derivatives qualifying for hedge accounting were not material.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

Income Taxes

The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential Financial and file separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

New Accounting Pronouncements

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-1 on January 1, 2007. The Company is currently assessing the impact of SOP 05-1 on the Company's consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This FSP provides impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities, primarily by referencing existing accounting guidance. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company's current policy is generally to record income only as cash is received following an impairment of a debt security. The Company will adopt this guidance on January 1, 2006, for other than temporary impairments recorded subsequent to December 31, 2005.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2003, the FASB issued FIN No. 46(R), "Consolidation of Variable Interest Entities," which revised the original FIN No. 46 guidance issued in January 2003. FIN No. 46(R) addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. On December 31, 2003, the Company adopted FIN No. 46(R) for all special purpose entities ("SPEs") and for relationships with all VIEs that began on or after February 1, 2003. On March 31, 2004, the Company implemented FIN No. 46(R) for relationships with potential VIEs that are not SPEs. The transition to FIN No. 46(R) did not have a material effect on the Company's consolidated financial position or results of operations.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses).

The effect of adopting SOP 03-1 was a charge of $9 million, net of $5 million of taxes, which was reported as a "Cumulative effect of accounting change, net of taxes" in the results of operations for the year ended December 31, 2004. This charge reflects the net impact of converting certain individual market value adjusted annuity contracts from separate account accounting treatment to general account accounting treatment, including carrying the related liabilities at accreted value, and the effect of establishing reserves for guaranteed minimum death benefit provisions of the Company's variable annuity and variable life contracts. The Company also recognized a cumulative effect of accounting change related to unrealized investment gains within "Accumulated other comprehensive income, net of taxes" of $4 million, net of $3 million of taxes, for the year ended December 31, 2004. Upon adoption of SOP 03-1, approximately $400 million in "Separate account assets" were reclassified resulting in an increase in "Fixed maturities, available for sale", as well as changes in other non-separate account assets. Similarly, upon adoption, approximately $400 million in "separate account liabilities" were reclassified resulting in increases in "Policyholders' account balances" as well as changes in other non-separate account liabilities.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability." FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. The Company's adoption of FSP 97-1 on July 1, 2004 did not change its accounting for unearned revenue liabilities and, therefore, had no impact on the Company's consolidated financial position or results of operations. In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid ("TPA") to clarify certain aspects of SOP 03-1. The implementation of this TPA during the third quarter of 2004 had no impact on the Company's consolidated financial position or results of operations.

In April 2003, the FASB issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments." Implementation Issue No. B36 indicates that a modified coinsurance arrangement ("modco"), in which funds are withheld by the ceding insurer and a return on those withheld funds is paid based on the ceding company's return on certain of its investments, generally contains an embedded derivative

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

feature that is not clearly and closely related to the host contract and should be bifurcated in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective October 1, 2003, the Company adopted the guidance prospectively for existing contracts and all future transactions. As permitted by SFAS No. 133, all contracts entered into prior to January 1, 1999, were grandfathered and are exempt from the provisions of SFAS No. 133 that relate to embedded derivatives. The application of Implementation Issue No. B36 in 2003 had no impact on the consolidated financial position or results of operations of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 generally applies to instruments that are mandatorily redeemable, that represent obligations that will be settled with a variable number of company shares, or that represent an obligation to purchase a fixed number of company shares. For instruments within its scope, the statement requires classification as a liability with initial measurement at fair value. Subsequent measurement depends upon the certainty of the terms of the settlement (such as amount and timing) and whether the obligation will be settled by a transfer of assets or by issuance of a fixed or variable number of equity shares. The Company's adoption of SFAS No. 150, as of July 1, 2003, did not have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to the current year presentation.

3. INVESTMENTS

Fixed Maturities:

The following tables provide additional information relating to fixed maturities as of December 31:

                                                                 2005
                                              -------------------------------------------
                                                           Gross      Gross
                                              Amortized  Unrealized Unrealized
                                                Cost       Gains      Losses   Fair Value
                                              ---------- ---------- ---------- ----------
                                                            (in thousands)
Fixed maturities available for sale
Bonds and Preferred Stock:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies................................ $   95,239  $    295   $   133   $   95,401
   States, municipalities and political
     subdivisions............................    108,908     5,233       139      114,002
   Foreign government bonds..................     65,034     5,556        12       70,578
   Mortgage-backed securities................    550,823       283     9,258      541,848
   Asset-Backed Securities...................    777,236     4,139     6,403      774,972
   Public utilities..........................    709,479    17,906     5,744      721,641
   All other corporate bonds.................  3,835,374    74,574    39,350    3,870,598
                                              ----------  --------   -------   ----------
Total fixed maturities, available for sale... $6,142,093  $107,986   $61,039   $6,189,040
                                              ==========  ========   =======   ==========

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

3. INVESTMENTS (continued)

                                                                    2004
                                                 -------------------------------------------
                                                              Gross      Gross
                                                 Amortized  Unrealized Unrealized
                                                   Cost       Gains      Losses   Fair Value
                                                 ---------- ---------- ---------- ----------
                                                               (in thousands)
Fixed maturities available for sale
Bonds and Preferred Stock:
   U.S. Treasury securities and obligations of
     U.S. government corporations and agencies.. $   87,013  $    778   $   109   $   87,682
   States, municipalities and political
     subdivisions...............................    173,129     8,627       191      181,565
   Foreign government bonds.....................     30,005     3,982         9       33,978
   Mortgage-backed securities...................    333,720     1,685       440      334,965
   Asset-Backed Securities......................    500,231    11,592     1,345      510,478
   Public utilities.............................    848,762    40,036     1,710      887,088
   All other corporate bonds....................  4,141,160   169,902     7,715    4,303,347
                                                 ----------  --------   -------   ----------
Total fixed maturities, available for sale...... $6,114,020  $236,602   $11,519   $6,339,103
                                                 ==========  ========   =======   ==========

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2005 is shown below:

                                               Available for sale
                                              ---------------------
                                              Amortized    Fair
                                                Cost       Value
                                              ---------- ----------
                                                 (in thousands)
Due in one year or less...................... $  764,757 $  767,081
Due after one year through five years........  1,792,149  1,812,840
Due after five years through ten years.......  2,090,265  2,102,630
Due after ten years..........................    944,099    964,641
Mortgage-backed securities...................    550,823    541,848
                                              ---------- ----------
Total........................................ $6,142,093 $6,189,040
                                              ========== ==========

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 2005, 2004, and 2003, were $4,634 million, $1,500 million, and $1,957 million, respectively. Proceeds from the maturity of fixed maturities available for sale during 2005, 2004, and 2003, were $0 million, $794 million, and $550 million, respectively. Gross gains of $26 million, $27 million, and $21 million and gross losses of $26 million, $17 million, and $7 million were realized on those sales during 2005, 2004, and 2003, respectively.

Writedowns for impairments, which were deemed to be other than temporary for fixed maturities were $1 million, $1 million, and $12 million for the years, ended December 31, 2005, 2004 and 2003, respectively.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

3. INVESTMENTS (continued)

Other Long-Term Investments

The following table provides information relating to other long-term investments as of December 31:

                                                2005     2004
                                              -------  -------
                                               (in thousands)
Joint ventures and limited partnerships...... $ 4,390  $   185
Company's investment in Separate accounts....  33,710   29,993
Derivatives..................................  (3,876)  (4,683)
Equity securities............................     769      478
                                              -------  -------
Total other long- term investments........... $34,993  $25,973
                                              =======  =======

The Company's share of net income from the joint ventures was $(0.7) million, $1 million, and $2 million for the years ended December 31, 2005, 2004, and 2003, respectively, and is reported in "Net investment income."

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                  2005      2004      2003
                                                --------  --------  --------
                                                       (in thousands)
Fixed maturities, available for sale........... $354,943  $327,899  $295,357
Policy loans...................................   47,368    46,935    46,750
Commercial Loans...............................    6,391        19       878
Short-term investments and cash equivalents....   15,898     7,685     7,357
Other..........................................    6,367     3,962     6,943
                                                --------  --------  --------
Gross investment income........................  430,967   386,500   357,285
   Less: investment expenses...................  (26,922)  (12,948)  (12,657)
                                                --------  --------  --------
Net investment income.......................... $404,045  $373,552  $344,628
                                                ========  ========  ========

Realized investment (losses)/ gains, net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                                  2005     2004     2003
                                                -------  -------  -------
                                                      (in thousands)
Fixed maturities, available for sale........... $(1,722) $ 9,034  $ 1,567
Derivatives....................................   3,694   (5,801)  (6,629)
Other..........................................  (2,119)   1,778    2,292
                                                -------  -------  -------
Realized investment gains (losses), net........ $  (147) $ 5,011  $(2,770)
                                                =======  =======  =======

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss), net of tax." Changes in these amounts include reclassification adjustments to exclude from "Accumulated other comprehensive income (loss), net of tax" those items that are included as part of "Net income" for a period that also had been part of "Accumulated other comprehensive income (loss), net of tax" in earlier periods. The amounts for the years ended December 31, net of taxes, are as follows:

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

3. INVESTMENTS (continued)

                                                                                                          Accumulated
                                                                                                             Other
                                                                                                         Comprehensive
                                                                                                         Income (Loss)
                                                                   Deferred                   Deferred   Related to Net
                                                   Net Unrealized   Policy    Policyholders' Income Tax    Unrealized
                                                   Gains (Losses) Acquisition    Account     (Liability)   Investment
                                                   on Investments    Costs       Balances      Benefit   Gains (Losses)
                                                   -------------- ----------- -------------- ----------- --------------
                                                                              (in thousands)
Balance, December 31, 2002........................     236,513      (107,366)      14,215      (51,611)       91,751
Net investment gains (losses) on investments
  arising during the period.......................      25,794            --           --       (9,330)       16,464
Purchase of fixed maturities from an affiliate
  (see Note 13)...................................      11,659            --           --       (4,102)        7,557
Reclassification adjustment for gains (losses)
  included in net income..........................      (2,177)           --           --          784        (1,393)
Impact of net unrealized investment gains
  (losses) on deferred policy acquisition costs...          --       (13,999)          --        5,040        (8,959)
Impact of net unrealized investment gains
  (losses) on policyholders' account balances.....          --            --        3,543       (1,276)        2,267
                                                     ---------     ---------     --------     --------     ---------
Balance, December 31, 2003........................     271,789      (121,365)      17,758      (60,495)      107,687
Net investment gains (losses) on investments
  arising during the period.......................     (72,565)           --           --       26,651       (45,914)
Purchase of fixed maturities from an affiliate
  (see Note 13)...................................       7,314            --           --       (2,560)        4,754
Cumulative effect of change in accounting
  principle.......................................      27,505       (21,208)          --       (2,267)        4,030
Reclassification adjustment for gains (losses)
  included in net income..........................      (8,888)           --           --        3,111        (5,777)
Impact of net unrealized investment gains
  (losses) on deferred policy acquisition costs...          --        11,592           --       (4,057)        7,535
Impact of net unrealized investment gains
  (losses) on policyholders' account balances.....          --            --        3,130         (918)        2,212
                                                     ---------     ---------     --------     --------     ---------
Balance, December 31, 2004........................   $ 225,155     $(130,981)    $ 20,888     $(40,535)    $  74,527
Net investment gains (losses) on investments
  arising during the period.......................    (179,640)           --           --       62,491      (117,149)
Reclassification adjustment for gains (losses)
  included in net income..........................       1,534            --           --         (537)          997
Impact of net unrealized investment gains
  (losses) on deferred policy acquisition costs...          --       103,437           --      (36,203)       67,234
Impact of net unrealized investment gains
  (losses) on policyholders' account balances.....          --            --      (10,783)       3,774        (7,009)
                                                     ---------     ---------     --------     --------     ---------
Balance, December 31, 2005........................   $  47,049     $ (27,544)    $ 10,105     $(11,010)    $  18,600
                                                     =========     =========     ========     ========     =========

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

3. INVESTMENTS (continued)

The table below presents net unrealized gains on investments by asset class at December 31,

                                               2005     2004     2003
                                              ------- -------- --------
                                                   (in thousands)
Fixed maturities............................. $46,948 $225,083 $271,772
Other long-term investments..................     101       72       17
                                              ------- -------- --------
Unrealized gains on investments.............. $47,049 $225,155 $271,789
                                              ======= ======== ========

Included in other long-term investments are equity securities.

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2005 and 2004 respectively:

                                         Less than twelve months Twelve months or more         Total
                                         ----------------------- --------------------- ---------------------
                                           Fair      Unrealized   Fair     Unrealized    Fair     Unrealized
                                           Value       Losses     Value      Losses      Value      Losses
                                         ----------  ----------  --------  ----------  ---------- ----------
                                                                 (in thousands)
Fixed maturities: 2005
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies............. $   69,355   $   148    $  3,882   $   124    $   73,237  $   272
Foreign government bonds................        786         7         174         5           960       12
Corporate securities....................  2,272,623    41,195     331,991    10,302     2,604,614   51,497
Mortgage-backed securities..............    494,304     8,650      22,912       608       517,216    9,258
                                         ----------   -------    --------   -------    ----------  -------
Total................................... $2,837,068   $50,000    $358,959   $11,039    $3,196,027  $61,039
                                         ==========   =======    ========   =======    ==========  =======
Fixed maturities: 2004
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies............. $  104,487   $   300    $     --   $    --    $  104,487  $   300
Foreign government bonds................      2,656         9          --        --         2,656        9
Corporate securities....................  1,113,346     8,943      50,766     1,827     1,164,112   10,770
Mortgage-backed securities..............     80,097       438          41         2        80,138      440
                                         ----------   -------    --------   -------    ----------  -------
Total................................... $1,300,586   $ 9,690    $ 50,807   $ 1,829    $1,351,393  $11,519
                                         ==========   =======    ========   =======    ==========  =======

As of December 31, 2005, gross unrealized losses on fixed maturities totaled $61 million comprising 557 issuers. Of this amount, there was $50 million in the less than twelve months category comprising 444 issuers and $11 million in the greater than twelve months category comprising 113 issuers. There were 5 individual issuers with gross unrealized losses greater than $1.1 million. $48 million of gross unrealized losses of less than twelve months is comprised of investment grade securities. Approximately half of gross unrealized losses of twelve months or more were concentrated in the finance and manufacturing sectors. Based on a review of the above information in conjunction with other factors as outlined in our policy surrounding other than temporary impairments (see Note 2 to the Consolidated Financial Statements), we have concluded that an adjustment for other than temporary impairments is not warranted at December 31, 2005.

Included in other long-term investments are equity securities, which have been in a loss position for less than 12 months with a fair value of $39 thousand and a gross unrealized loss of $93 thousand.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

3. INVESTMENTS (continued)

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2005 and 2004, the carrying value of fixed maturities available for sale pledged to third parties as reported in the Consolidated Statements of Financial Position were $393 million and $437 million, respectively.

Fixed maturities of $4 million at December 31, 2005 and 2004 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                               2005        2004        2003
                                            ----------  ----------  ----------
                                                      (in thousands)
Balance, beginning of year................. $1,429,027  $1,380,710  $1,152,997
Capitalization of commissions, sales and
  issue expenses...........................    340,260     221,237     371,650
Amortization...............................   (209,721)   (186,408)   (129,938)
Change in unrealized investment gains......    103,437      11,592     (13,999)
Impact of adoption of SOP 03-1.............         --       1,896          --
                                            ----------  ----------  ----------
Balance, end of year....................... $1,663,003  $1,429,027  $1,380,710
                                            ==========  ==========  ==========

Deferred acquisition costs in 2004 and 2005 include reductions in capitalization and amortization related to the reinsurance expense allowances resulting from the coinsurance treaty with Prudential Reinsurance Captive Company or "PARCC," discussed in Note 13 below. Ceded capitalization and amortization relating to this treaty included in the above table amounted to $69 million and $17 million, respectively, in 2004 and 2005.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

5. POLICYHOLDERS' LIABILITIES

Future policy benefits at December 31, are as follows:

                                                 2005       2004
                                              ---------- ----------
                                                 (in thousands)
Life insurance - domestic.................... $  825,341 $  673,532
Life insurance - Taiwan......................    519,189    467,332
Individual and group annuities...............     47,103     46,190
Other contract liabilities...................     55,084     53,596
                                              ---------- ----------
Total future policy benefits................. $1,446,717 $1,240,650
                                              ========== ==========

Life insurance liabilities include reserves for death benefits and other policy benefits. Annuity liabilities include reserves for annuities that are in payout status.

Future policy benefits for domestic and Taiwan individual non-participating traditional life insurance policies are equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 8.25% for domestic insurance and 6.18% to 7.43% for Taiwan reserves.

Future policy benefits for individual and group annuities are equal to the aggregate of 1) the present value of expected future payments on the basis of actuarial assumptions established at issue, and 2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience when the basis of the reserve is established. The interest rates used in the determination of the individual and group annuities reserves range from 5.25% to 14.75%, with approximately 29% of the reserves based on an interest rate in excess of 8%. The interest rate used in the determination of group annuities reserves is 14.75%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience (except for certain group insurance coverages for which future policy benefits are equal to gross unearned premium reserves). The interest rates used in the determination of the present values range from 5.85% to 6.30%.

Policyholders' account balances at December 31, are as follows:

                                                 2005       2004
                                              ---------- ----------
                                                 (in thousands)
Interest-sensitive life contracts............ $2,720,876 $2,508,606
Individual annuities.........................  2,080,547  2,265,097
Guaranteed investment contracts and
  guaranteed interest accounts...............    740,003  1,263,082
Dividend accumulations and other.............    252,317    171,325
                                              ---------- ----------
Total policyholders' account balances........ $5,793,743 $6,208,110
                                              ========== ==========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates range from 3% to 5.25% for interest-sensitive life contracts. Interest crediting rates for individual annuities range from 1.50% to 13.00%, with less than 1% of policyholders' account balances with interest crediting rates in excess of 8%. Interest crediting rates for guaranteed investment contracts and guaranteed interest accounts range from 3% to 8.03%, with less than 1% of policyholders' account balances with interest crediting rates in excess of 8%. Interest crediting rates range from 1% to 5% for dividend accumulations and other.

6. REINSURANCE

The Company participates in reinsurance, with Prudential Insurance, Prudential of Taiwan, PARCC and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote. Effective July 1, 2005, the Company entered into a new coinsurance agreement with

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

6. REINSURANCE (continued)

Pruco Re, Ltd. providing for the 100% reinsurance of its Lifetime Five benefit feature sold on new business after May 5, 2005 as well as for riders issued from March 15, 2005 forward on business in-force before March 15, 2005.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for both long and short duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements, including the Company's reinsurance of all its Taiwan business as of February 1, 2001, are described further in Note 13 of the Consolidated Financial Statements.

Reinsurance amounts included in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, are as follows:

                                                 2005        2004       2003
                                              ----------  ---------  ---------
                                                       (in thousands)
Direct premiums and policy charges and fee
  income..................................... $1,158,865  $ 992,637  $ 829,430
   Reinsurance ceded.........................   (556,706)  (307,866)  (166,371)
                                              ----------  ---------  ---------
Premiums and policy charges and fee income...    602,159  $ 684,771  $ 663,059
                                              ----------  ---------  ---------
Policyholders' benefits ceded................ $  294,674  $ 129,125  $  99,229
                                              ----------  ---------  ---------

Reinsurance premiums ceded for interest-sensitive life products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company's Consolidated Statements of Financial Position at December 31, were as follows:

                                                   2005      2004
                                                 --------  --------
                                                   (in thousands)
Domestic life insurance - affiliated............ $405,357  $272,999
Domestic life insurance - unaffiliated..........   (2,436)   13,166
Other reinsurance - affiliated..................   10,716    11,548
Taiwan life insurance-affiliated................  519,189   467,332
                                                 --------  --------
                                                 $932,826  $765,045
                                                 ========  ========

During 2004, the Company entered into reinsurance contracts with affiliates covering the entire domestic life in force. As a result, all related reinsurance contracts are with affiliates as of December 31, 2004. These contracts are described further in Note 13, below.

The gross and net amounts of life insurance in force at December 31, were as follows:

                                        2005           2004          2003
                                   -------------  -------------- ------------
                                                  (in thousands)
Life insurance face amount in
  force........................... $ 253,768,618  $ 204,016,616  $158,488,681
Ceded.............................  (221,900,847)  (179,108,664)  (81,095,301)
                                   -------------  -------------  ------------
Net amount of life insurance in
  force........................... $  31,867,771  $  24,907,952  $ 77,393,380
                                   =============  =============  ============

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

7. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, are as follows:

                                                2005      2004      2003
                                              --------  --------  --------
                                                     (in thousands)
Current tax (benefit) expense:
   U.S....................................... $(30,108) $ 61,801  $(69,836)
   State and local...........................       --    (2,119)      219
   Foreign...................................       --        --        --
                                              --------  --------  --------
   Total.....................................  (30,108)   59,682   (69,617)
                                              --------  --------  --------
Deferred tax expense (benefit):
   U.S.......................................   51,409   (31,944)  102,685
   State and local...........................       --    (4,860)      981
                                              --------  --------  --------
   Total.....................................   51,409   (36,804)  103,666
                                              --------  --------  --------
Total income tax expense..................... $ 21,301  $ 22,878  $ 34,049
                                              ========  ========  ========

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                2005      2004      2003
                                              --------  --------  --------
                                                     (in thousands)
Expected federal income tax expense.......... $ 88,276  $ 50,921  $ 41,644
   IRS settlement for examination period
     1997 to 2001............................  (32,656)       --        --
   State and local income taxes..............       --    (4,537)      781
   Non taxable investment income.............  (29,691)  (21,736)  (11,722)
   Other.....................................   (4,628)   (1,770)    3,346
                                              --------  --------  --------
   Total income tax expense.................. $ 21,301  $ 22,878  $ 34,049
                                              ========  ========  ========

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                   2005     2004
                                                 -------- --------
                                                  (in thousands)
Deferred tax assets
   Insurance reserves........................... $ 28,029 $ 48,116
   Investments..................................    9,709    5,652
   Other........................................    4,291    4,743
                                                 -------- --------
   Deferred tax assets..........................   42,029   58,511
                                                 -------- --------
Deferred tax liabilities
   Deferred acquisition costs...................  428,692  366,155
   Net unrealized gains on securities...........   13,076   74,984
   Other........................................   29,163   24,390
                                                 -------- --------
   Deferred tax liabilities.....................  470,931  465,529
                                                 -------- --------
Net deferred tax liability...................... $428,902 $407,018
                                                 ======== ========

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

7. INCOME TAXES (continued)

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable.

On January 26, 2006, the Internal Revenue Service ("IRS") officially closed the audit of the consolidated federal income tax returns for the 1997 to 2001 periods. As a result of certain favorable resolutions, the Company's statement of operations for the year ended December 31, 2005 includes an income tax benefit of $33 million, reflecting a reduction in the Company's liability for income taxes. The consolidated federal income tax returns for the 2002 and 2003 periods are currently under examination.

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary ("anniversary contract value"). These guarantees include benefits that are payable in the event of death or annuitization.

The Company also issues annuity contracts with contractually guaranteed death benefits and market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are reallocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2005 and 2004 there were no gains or losses on transfers of assets from the general account to a separate account.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. As of December 31,2005 the Company had the following guarantees associated with these contracts, by product and guarantee type:

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

                                                    December 31, 2005            December 31, 2004
                                               ---------------------------- ----------------------------
                                                                  At                           At
                                               In the Event Annuitization / In the Event Annuitization /
                                                 of Death    Accumulation     of Death    Accumulation
                                               ------------ --------------- ------------ ---------------
                                                  (dollars in thousands)       (dollars in thousands)
Variable Annuity Contracts

Return of net deposits
Account value................................. $ 2,707,932            N/A    $2,185,831           N/A
Net amount at risk............................ $     3,758            N/A    $    7,373           N/A
   Average attained age of contractholders....    62 years            N/A      62 years           N/A

Minimum return or anniversary contract value
Account value................................. $10,232,599    $ 3,247,771    $9,704,195    $2,034,671
Net amount at risk............................ $ 1,189,296    $     1,013    $1,456,702    $    1,122
   Average attained age of contractholders....    64 years       59 years      65 years      59 years
Average period remaining until earliest
  expected annuitization......................                 5.94 years                   6.3 years

                                                Unadjusted     Adjusted      Unadjusted     Adjusted
                                                  Value          Value         Value          Value
                                               ------------ --------------- ------------ ---------------
Market value adjusted annuities Account value. $   294,401    $   299,387    $  328,951    $  345,342

                                                   December 31, December 31,
                                                       2005         2004
                                                   ------------ ------------
                                                     In the Event of Death
                                                   -------------------------
                                                    (dollars in thousands)
Variable Life, Variable Universal Life and
  Universal Life Contracts

No Lapse Guarantees
Separate account value............................ $ 1,869,123  $ 1,625,520
General account value............................. $   593,514  $   393,712
Net amount at risk................................ $39,173,240  $32,294,429
Average attained age of contractholders...........    45 years     45 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                                   December 31, December 31,
                                                       2005         2004
                                                   ------------ ------------
                                                    (dollars in thousands)
Equity funds...................................... $ 9,464,782   $8,135,376
Bond funds........................................ $   671,143   $  760,834
Balanced funds.................................... $   334,223   $  305,574
Money market funds................................ $   228,471   $  266,639
Specialty funds................................... $    44,265   $   11,783
                                                   -----------   ----------
   Total.......................................... $10,742,884   $9,480,206
                                                   ===========   ==========

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

The total amount of funds invested in separate account investment options for variable life, variable universal life and universal life contracts with guarantees was $1.869 billion at December 31, 2005.

In addition to the above mentioned amounts invested in separate account investment options, $2.197 billion of account balances of variable annuity contracts with guarantees (inclusive of contracts with MVA features) were invested in general account investment options.

Liabilities For Guarantee Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts prior to reinsurance. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") and guaranteed minimum income withdrawal benefit ("GMIWB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits."

                                           GMDB     GMIB    GMIWB    Total
                                         --------  ------- ------  --------
                                                   (in thousands)
Balance as of January 1, 2004........... $ 42,194  $ 2,211     --  $ 44,405
   Incurred guarantee benefits..........   24,700    5,214     --    29,914
   Paid guarantee benefits..............  (23,057)      --     --   (23,057)
                                         --------  ------- ------  --------
Balance as of December 31, 2004......... $ 43,837  $ 7,425     --  $ 51,262
   Incurred guarantee benefits..........   25,021    4,941 (1,370)   28,592
   Paid guarantee benefits..............  (16,663)      --     --   (16,663)
                                         --------  ------- ------  --------
Balance as of December 31, 2005......... $ 52,195  $12,366 (1,370) $ 63,191
                                         ========  ======= ======  ========

The GMDB liability is determined each period end by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The percentage of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the percentage of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB liability balance, with a related charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised. The GMIB liability was determined at December 31, 2005 by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance.

The present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB's were determined over a reasonable range of stochastically generated scenarios. For variable annuities and variable universal life, 5,000 scenarios were stochastically generated and, from these, 200 scenarios were selected using a sampling technique. For variable life, various scenarios covering a reasonable range were weighted based on a statistical lognormal model. For universal life, 10,000 scenarios were stochastically generated and, from these, 100 were selected.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

8. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

The GMIWB feature provides a contractholder with two methods to receive guaranteed minimum payments over time - a "withdrawal" option and an "income" option. Each of these amounts is based on a "protected withdrawal value" (the "GMIWB Protected Withdrawal Value"). The initial GMIWB Protected Withdrawal Value is determined as of the date that the contractholder makes his/her first withdrawal under the annuity following the election of the GMIWB. The initial GMIWB Protected Withdrawal Value is equal to the greatest of three amounts, which, stated generally, are (a) account value, plus additional purchase payments and any credits, rolled up at a specified percentage for a period of time (b) account value as of the date of the first withdrawal and (c) a specified highest anniversary value. Under the withdrawal option, the Company guarantees that a specified percentage of the GMIWB Protected Withdrawal Value can be withdrawn each year until the GMIWB Protected Withdrawal Value has been exhausted. Under the income option, the Company guarantees that a lesser percentage of the GMIWB Protected Withdrawal Value can be withdrawn for life. As under the GMWB feature, the contractholder may elect to step-up the GMIWB Protected Withdrawal Value if, due to positive market performance, the account value is greater than the current GMIWB Protected Withdrawal Value.

Sales Inducements

The Company defers sales inducements and amortizes them over the anticipated life of the policy using the same methodology and assumptions used to amortize deferred policy acquisition costs. These deferred sales inducements are included in "Other assets." The Company offers various types of sales inducements. These inducements include: (i) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (ii) additional interest credits after a certain number of years a contract is held. Changes in deferred sales inducements are as follows:

                                                 Sales Inducements
                                                 -----------------
                                                  (in thousands)
Balance as of January 1, 2004...................     $ 79,143
   Capitalization...............................       43,286
   Amortization.................................      (11,969)
                                                     --------
Balance as of December 31, 2004.................      110,460
   Capitalization...............................       43,349
   Amortization.................................      (14,797)
                                                     --------
Balance as of December 31, 2005.................     $139,012
                                                     ========

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

9. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net loss for the Company amounted to $2 million, $4 million, and $141 million for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory surplus of the Company amounted to $540 million and $572 million at December 31, 2005 and 2004, respectively. The Company had statutory losses in 2003 primarily attributed to the surplus strain from new business, which results from higher commissions and selling expenses that are not deferred under statutory accounting, and from increases to reserves. During late 2003 and in 2004, the Company obtained reinsurance on the term life business from a captive affiliate, mitigating the surplus strain on that business. The agreement is discussed further in Note 13, below.

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company is subject to Arizona law, which limits the amount of dividends that insurance companies can pay to stockholders without approval of the Arizona Department of Insurance. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, the Company would not be permitted a dividend distribution without prior approval in 2005. There have been no dividend payments to the parent in 2005, 2004 or 2003.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 11 to the Consolidated Financial Statements for a discussion of derivative instruments.

Fixed maturities

The fair values of public fixed maturity securities are based on quoted market prices or estimates from independent pricing services. However, for investments in private placement fixed maturity securities, this information is not available. For these private investments, the fair value is determined typically by using a discounted cash flow model, which considers current market credit spreads for publicly traded issues with similar terms by companies of comparable credit quality, and an additional spread component for the reduced liquidity associated with private placements. This additional spread component is determined based on surveys of various third party financial institutions. Historically, changes in estimated future cash flows or the assessment of an issuer's credit quality have been the more significant factors in determining fair values.

Commercial Loans

The fair value of commercial loans, other than those held by the Company's commercial mortgage operations, is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, and adjusted for the current market spread for similar quality loans.

The fair value of commercial loans held by the Company's commercial mortgage operations is based upon various factors, including the terms of the loans, the intended exit strategy for the loans based upon either a securitization pricing model or commitments from investors, prevailing interest rates, and credit risk.

Policy loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Investment contracts

For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For individual deferred annuities and other deposit liabilities, carrying value approximates fair value. Investment contracts are reflected within "Policyholders' account balances."

The following table discloses the carrying amounts and fair values of the Company's financial instruments at December 31:

                                                  2005                    2004
                                         ----------------------- -----------------------
                                          Carrying                Carrying
                                           Value     Fair Value    Value     Fair Value
                                         ----------- ----------- ----------- -----------
                                                         (in thousands)
Financial assets:

Fixed maturities, available for sale.... $ 6,189,040 $ 6,189,040 $ 6,339,103 $ 6,339,103
Policy loans............................     879,156     938,419     856,755     960,391
Commercial Loans........................     269,161     269,161       2,285       2,285
Short-term investments..................     113,144     113,144     122,061     122,061
Cash and cash equivalents...............     158,010     158,010     743,533     743,533
Separate account assets.................  19,094,129  19,094,129  17,326,555  17,326,555

Financial liabilities:
Investment contracts....................   3,073,540   3,073,409   3,749,639   3,772,610
Cash collateral for loaned securities...     389,794     389,794     410,718     410,718
Securities sold under repurchase
  agreements............................      36,439      36,439      45,254      45,254
Short Term Debt to affiliates...........     105,596     105,596          --          --
Separate account liabilities............ $19,094,129 $19,094,129 $17,326,555 $17,326,555

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be specifically attributed to specific assets or liabilities or may be based on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

11. DERIVATIVE INSTRUMENTS (continued)

Currency derivatives, including currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With single name credit default derivatives, this premium or credit spread generally corresponds to the difference between the yield on the referenced name's public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in our investment portfolio.

Embedded Derivatives

As described in Note 8, the Company sells variable annuity products which contain embedded derivatives. These embedded derivatives are marked to market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees which are determined using pricing models.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's over-the-counter derivative transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are settled on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company manages credit risk by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange-traded futures through regulated exchanges and these positions are marked to market on a daily basis.

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY MATTERS

Commitments

The Company has made commitments to fund $ 121 million of commercial loans in 2006. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $73 million in 2006.

Contingencies

On an ongoing basis, our internal supervisory and control functions review the quality of our sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product and administration, servicing or other errors, including errors relating to the timing or amount of payments due to customers. In certain cases, if appropriate, we may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

12. COMMITMENTS, CONTINGENCIES AND LITIGATION AND REGULATORY MATTERS (continued)

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Proceedings

The Company's litigation and regulatory matters are subject to legal and regulatory actions in the ordinary course of their businesses, which may include class action lawsuits. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and that are typical of the businesses in which the Company operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duties to customers. We may also be subject to litigation arising out of our general business activities, such as our investments and third party contracts. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Stewart v. Prudential, et al. is a lawsuit brought in the Circuit Court of the First Judicial District of Hinds County, Mississippi by the beneficiaries of an alleged life insurance policy against the Company and The Prudential Insurance Company of America. The complaint alleges that the Prudential defendants acted in bad faith when they failed to pay a death benefit on an alleged contract of insurance that was never delivered. In February 2006, the jury awarded the plaintiffs $1.4 million in compensatory damages and $35 million in punitive damages. The Company plans to appeal the verdict.

The Company's litigation and regulatory matters is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters should not have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. Beginning in 2003, general and administrative expenses also includes allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earning and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plan for the Company's employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $1.5 million and $1.5 million in 2005 and 2004, respectively.

The Company's share of net expense for the pension plans was $3.1 million and $3.6 million for the twelve months ended December 31, 2005 and twelve months ended December 31, 2004, respectively.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

13. RELATED PARTY TRANSACTIONS (continued)

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Affiliated Asset Management Fee Income

In accordance with a revenue sharing agreement with Prudential Investments LLC, the Company receives fee income from policyholders' account balances invested in the Prudential Series Funds ("PSF"). These revenues are recorded as "Asset management fees" in the Consolidated Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold four Corporate Owned Life Insurance or, "COLI," policies to Prudential Insurance. The cash surrender value included in separate accounts for the COLI policies was $1.223 billion and $1.101 billion at December 31, 2005 and December 31, 2004, respectively. Fees related to the COLI policies were $16 million, $13 million and $12 million for the years ending December 31, 2005, 2004 and 2003.

Reinsurance with affiliates

Pruco Reinsurance Ltd.

During September 2003, the Company implemented an agreement to reinsure its term life insurance policies with an affiliated company, Pruco Reinsurance Ltd. or, "Pruco Re." The Company reinsured with Pruco Re a significant portion of the risks under such policies through an automatic and facultative coinsurance agreement. This Agreement covered all significant risks under the policies reinsured. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. This coinsurance agreement replaced the yearly renewable term agreements with external reinsurers that were previously in effect on this block of business. The initial cost of this transaction of $8 million was deferred and amortized over the life of the underlying insurance policies; $1 million was amortized in 2003, less than $1 million in 2004, these amounts were recorded in other income. Reinsurance recoverables related to this transaction were $29 million at December 31, 2003, including the unamortized portion of the initial cost of $7 million. Premiums ceded in 2004 and 2003 were $58 million and $31 million, respectively. Benefits ceded in 2004 and 2003 were ($5) million and $6 million, respectively.

During September 2004, this transaction was recaptured by the Company and replaced with a new coinsurance with PARCC, described in more detail below.

PARCC

In September 2004, the Company entered into an agreement to reinsure its term life insurance policies with an affiliated company, PARCC. The Company reinsures with PARCC 90 percent of the risks under such policies through an automatic and facultative coinsurance agreement. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. There was no net cost associated with the initial transactions. Reinsurance recoverables related to this transaction were $356 million and $226 million as of December 31, 2005 and December 31, 2004, respectively. Premiums ceded to PARCC in 2005 and 2004 were $297 million and $102 million, respectively. Benefits ceded in 2005 and 2004 were $111 million and $52 million, respectively.

Concurrent with implementing this new agreement, the Company recaptured the policies previously reinsured under a coinsurance treaty with an affiliated offshore captive company, Pruco Re Ltd. The agreement had covered all term policies written on or after October 1, 2002.

Prudential Insurance

In December 2004, the Company recaptured the excess of loss reinsurance agreement with Prudential Insurance and replaced it with a revised agreement to reinsure all risks, not otherwise reinsured. Reinsurance recoverables were $60 million and $47 million as of December 31, 2005 and December 31, 2004, respectively. Premiums and fees ceded to Prudential Insurance in 2005, 2004 and 2003 were $178 million, $13 million and $12 million, respectively. Benefits ceded in 2005, 2004 and 2003 were $174 million, $28 million and $38 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions.

During 2005, the Company entered into new reinsurance agreements with affiliates as part of its risk management and capital management strategies for annuities. The Company entered into a coinsurance agreement with The Prudential Insurance Company of America providing for the 100% reinsurance of its Lifetime Five benefit feature sold on its annuities prior to May 6, 2005. Effective
July 1, 2005, the Company entered into another coinsurance agreement with Pruco Reinsurance, Ltd. providing for the 100% reinsurance of its Lifetime Five benefit feature sold on its annuities after May 5, 2005. Effective July 1, 2005, the Company entered into a new coinsurance agreement with Pruco Re, Ltd. providing for the 100% reinsurance of its Lifetime Five benefit feature sold on new business after May 5, 2005 as well as for riders issued from March 15, 2005 forward on business in-force before March 15, 2005.

Pruco Life Insurance Company

Notes to Consolidated Financial Statements

13. RELATED PARTY TRANSACTIONS (continued)

Other affiliated reinsurance agreements

In addition, the Company currently has a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract. In addition, there are two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. Group annuities affiliated benefits ceded were $2 million in 2005, $2 million in 2004, and $3 million in 2003.

Taiwan branch reinsurance agreement

On January 31, 2001, the Company transferred all of its assets and liabilities associated with the Company's Taiwan branch including Taiwan's insurance book of business to an affiliated Company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a wholly owned subsidiary of Prudential Financial.

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the insurance related assets and liabilities was accounted for as a long-duration coinsurance transaction under accounting principles generally accepted in the United States. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established.

As part of this transaction, the Company made a capital contribution to Prudential of Taiwan in the amount of the net equity of the Company's Taiwan branch as of the date of transfer. In July 2001, the Company dividended its interest in Prudential of Taiwan to Prudential Financial.

Affiliated premiums ceded for the periods ended December 31, 2005, 2004 and 2003 from the Taiwan coinsurance agreement were $81 million, $85 million and $84 million, respectively. Affiliated benefits ceded for the periods ended December 31, 2005, 2004 and 2003 from the Taiwan coinsurance agreement were $13 million, $12 million and $13 million, respectively.

Included in the total affiliated reinsurance recoverable balances of $935 million and $752 million at December 31, 2005 and December 31, 2004, respectively, were reinsurance recoverables related to the Taiwan coinsurance agreement of $519 million and $467 million at December 31, 2005 and December 31, 2004, respectively.

Purchase of fixed maturities from an affiliate

During 2003, the Company invested $112 million in the preferred stock of two Delaware corporations (the "DE Subs"), which were created to acquire municipal fixed maturity investments from an affiliate of the Company. The DE Subs are included in the Company's consolidated financial statements. Prudential Financial, Inc., the Company's ultimate parent company, owns a nominal common stock investment in each of the DE Subs.

The DE Subs purchased municipal fixed maturity investments for $112 million, the acquisition-date fair value, but reflected the investments at historic amortized cost of the affiliate. The difference between the historic amortized cost and the fair value, net of taxes was reflected as a reduction to paid-in-capital. The fixed maturity investments are categorized in the Company's consolidated balance sheet as available-for-sale debt securities, and are therefore carried at fair value, with the difference between amortized cost and fair value reflected in accumulated other comprehensive income.

In addition, the Company also purchased corporate fixed maturities with a fair value of $52 million from the same affiliate. These investments were reflected in the same manner as is described above, with the difference between the historic amortized cost and the fair value, net of taxes reflected as a reduction of paid-in-capital with an offsetting increase to accumulated other comprehensive income. The difference between the historic amortized cost and the fair value, net of taxes for both the municipal securities and the corporate securities was $8 million.

During 2004, the Company invested an additional $110 million in fixed maturities owned by Prudential Insurance, but reflected these investments at amortized cost of $99 million. The Company also sold $31 million of fixed maturities securities, recorded at an amortized cost of $29 million, to PARCC. The net difference between the historic amortized cost and the fair value, net of taxes for both of these transactions was $5 million and was recorded as a decrease to paid in capital as described above.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

13. RELATED PARTY TRANSACTIONS (continued)

Debt Agreements

The Company had a revolving line of credit facility of up to $800 million with Prudential Funding, LLC, a wholly owned subsidiary of Prudential Insurance. This credit facility was revised in July 2005 to increase the total credit line to $1.2 billion, of which, the amount of non asset-based borrowings cannot exceed $600 million. As of December 31, 2005 and December 31, 2004, there was $426 million and $456 million, respectively, of asset-based financing. There was $106 million of debt outstanding to Prudential Funding, LLC as of December 31, 2005 as compared to none at December 31, 2004. Interest expense related to this agreement was $4 million in 2005, with related interest charged at a variable rate ranging from 3.06% to 4.40%.

Pruco Life Insurance Company
Notes to Consolidated Financial Statements

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2005 and 2004 are summarized in the table below:

                                                  Three months ended (in thousands)
                                              ------------------------------------------
                                              March 31 June 30  September 30 December 31
                                              -------- -------- ------------ -----------
                                                              (restated)
2005
Total revenues............................... $256,747 $245,683   $268,888    $263,969
Total benefits and expenses..................  208,299  189,876    179,095     205,801
Income from operations before income taxes
  before.....................................
Cumulative effect of accounting change.......   48,448   55,807     89,793      58,168
Net income...................................   49,159   42,223     95,920      43,613

2004
Total revenues............................... $280,713 $271,729   $266,329    $270,824
Total benefits and expenses..................  240,797  250,795    236,081     216,433
Income from operations before income taxes
  before Cumulative effect of accounting
  change.....................................   39,916   20,934     30,248      54,391
Net income...................................   22,389   18,672     28,989      43,411

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2005


                                                                                         SUBACCOUNTS
                                                          -------------------------------------------------------------------------
                                                           PRUDENTIAL     PRUDENTIAL                     PRUDENTIAL     PRUDENTIAL
                                                             MONEY        DIVERSIFIED     PRUDENTIAL      FLEXIBLE     CONSERVATIVE
                                                             MARKET          BOND           EQUITY         MANAGED       BALANCED
                                                           PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                          ------------   ------------    ------------    -----------   ------------
ASSETS
 Investment in the portfolios, at value...............    $209,878,741   $384,058,111    $438,392,811    $29,354,488    $45,267,863
                                                          ------------   ------------    ------------    -----------    -----------
 Net Assets...........................................    $209,878,741   $384,058,111    $438,392,811    $29,354,488    $45,267,863
                                                          ============   ============    ============    ===========    ===========

NET ASSETS, representing:
 Accumulation units...................................    $209,878,741   $384,058,111    $438,392,811    $29,354,488    $45,267,863
                                                          ------------   ------------    ------------    -----------    -----------
                                                          $209,878,741   $384,058,111    $438,392,811    $29,354,488    $45,267,863
                                                          ============   ============    ============    ===========    ===========

 Units outstanding....................................     183,245,546    241,749,366     249,849,581     17,772,934     28,152,882
                                                          ============   ============    ============    ===========    ===========

 Portfolio shares held................................      20,987,874     35,041,798      17,791,916      1,734,899      2,999,858
 Portfolio net asset value per share..................    $      10.00   $      10.96    $      24.64    $     16.92    $     15.09
 Investment in portfolio shares, at cost..............    $209,878,741   $389,207,271    $482,084,054    $30,316,532    $46,067,491


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                         SUBACCOUNTS
                                                           ------------------------------------------------------------------------
                                                            PRUDENTIAL     PRUDENTIAL                    PRUDENTIAL     PRUDENTIAL
                                                              MONEY        DIVERSIFIED     PRUDENTIAL     FLEXIBLE     CONSERVATIVE
                                                              MARKET          BOND           EQUITY        MANAGED       BALANCED
                                                            PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                           ------------   ------------    ------------    ----------   ------------
INVESTMENT INCOME
 Dividend income ......................................    $  6,343,122   $ 21,664,114    $  4,101,634   $   629,571    $ 1,190,367
                                                           ------------   ------------    ------------   ----------     -----------

EXPENSES
 Charges to contract owners for assuming mortality
  risk and expense risk and for administration ........       3,269,014      5,739,710       6,105,516       434,831        677,877
                                                           ------------   ------------    ------------   ----------     -----------

NET INVESTMENT INCOME (LOSS)...........................       3,074,108     15,924,404      (2,003,882)      194,740        512,490
                                                           ------------   ------------    ------------   ----------     -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Capital gains distributions received .................               0      3,104,924               0             0        511,745
 Realized gain (loss) on shares redeemed ..............               0        185,432     (16,708,474)     (377,559)      (423,229)
 Net change in unrealized gain (loss) on investments ..               0    (11,685,529)     60,319,315       974,063        261,179
                                                           ------------   ------------    ------------   ----------     -----------

NET GAIN (LOSS) ON INVESTMENTS.........................               0     (8,395,173)     43,610,841       596,504        349,695
                                                           ------------   ------------    ------------   ----------     -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ............................    $  3,074,108   $  7,529,231    $ 41,606,959   $   791,244    $   862,185
                                                           ============   ============    ============   ==========     ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A1


                                                          SUBACCOUNTS (CONTINUED)
        ---------------------------------------------------------------------------------------------------------------------------
                        PRUDENTIAL     PRUDENTIAL     PRUDENTIAL                                      PRUDENTIAL      T. ROWE PRICE
        PRUDENTIAL      HIGH YIELD      NATURAL         STOCK        PRUDENTIAL      PRUDENTIAL          SMALL        INTERNATIONAL
           VALUE           BOND        RESOURCES        INDEX          GLOBAL         JENNISON      CAPITALIZATION        STOCK
         PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO     STOCK PORTFOLIO     PORTFOLIO
       ------------    ------------   -----------    ------------   ------------    ------------    ---------------   -------------

       $426,327,180    $203,526,632   $17,302,668    $645,582,997   $131,804,408    $609,136,412     $122,366,449      $41,740,965
       ------------    ------------   -----------    ------------   ------------    ------------     ------------      -----------
       $426,327,180    $203,526,632   $17,302,668    $645,582,997   $131,804,408    $609,136,412     $122,366,449      $41,740,965
       ============    ============   ===========    ============   ============    ============     ============      ===========


       $426,327,180    $203,526,632   $17,302,668    $645,582,997   $131,804,408    $609,136,412     $122,366,449      $41,740,965
       ------------    ------------   -----------    ------------   ------------    ------------     ------------      -----------
       $426,327,180    $203,526,632   $17,302,668    $645,582,997   $131,804,408    $609,136,412     $122,366,449      $41,740,965
       ============    ============   ===========    ============   ============    ============     ============      ===========

        196,035,426     133,430,816     3,343,485     407,097,676     83,554,243     372,672,622       50,766,359       31,878,652
       ============    ============   ===========    ============   ============    ============     ============      ===========

         18,576,348      38,915,226       380,613      20,553,422      6,951,709      29,341,831        5,723,407        2,726,386
       $      22.95    $       5.23   $     45.46    $      31.41   $      18.96    $      20.76     $      21.38      $     15.31
       $381,247,422    $254,637,710   $ 8,763,636    $664,236,254   $132,761,958    $656,191,511     $ 89,105,670      $35,032,951






                                                          SUBACCOUNTS (CONTINUED)
         --------------------------------------------------------------------------------------------------------------------------
                         PRUDENTIAL     PRUDENTIAL    PRUDENTIAL                                      PRUDENTIAL      T. ROWE PRICE
         PRUDENTIAL      HIGH YIELD      NATURAL         STOCK        PRUDENTIAL     PRUDENTIAL          SMALL        INTERNATIONAL
            VALUE           BOND        RESOURCES        INDEX          GLOBAL        JENNISON      CAPITALIZATION        STOCK
          PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO     STOCK PORTFOLIO     PORTFOLIO
         -----------    ------------    ----------    -----------    -----------    ------------    ---------------   -------------

         $ 5,516,197    $ 14,837,011   $       526    $ 9,657,809    $   761,351    $    591,470     $    723,922      $   623,012
         -----------    ------------   ----------     -----------    -----------    ------------     -----------       ----------



           5,749,506       3,060,599       199,579      9,634,778      1,818,373       8,436,252        1,718,299          550,792
         -----------    ------------   ----------     -----------    -----------    ------------     -----------       ----------

            (233,309)     11,776,412      (199,053)        23,031     (1,057,022)     (7,844,782)        (994,377)          72,220
         -----------    ------------   ----------     -----------    -----------    ------------     -----------       ----------



                   0               0     1,127,518     16,740,469              0               0        7,377,098          135,437
           1,248,164     (11,508,635)      851,203     (7,350,862)    (3,461,790)    (26,600,394)       4,359,106          500,113
          55,481,776       3,768,417     4,521,391      9,207,763     21,340,112     104,537,581       (3,857,770)       4,707,177
         -----------    ------------   ----------     -----------    -----------    ------------     -----------       ----------

          56,729,940      (7,740,218)    6,500,112     18,597,370     17,878,322      77,937,187        7,878,434        5,342,727
         -----------    ------------   ----------     -----------    -----------    ------------     -----------       ----------


         $56,496,631    $  4,036,194   $ 6,301,059    $18,620,401    $16,821,300    $ 70,092,405     $  6,884,057      $ 5,414,947
         ===========    ============   ==========     ===========    ===========    ============     ===========       ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A2

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2005


                                                                                        SUBACCOUNTS
                                                        ---------------------------------------------------------------------------

                                                                         PREMIER VIT    PREMIER VIT
                                                        T. ROWE PRICE       OPCAP          OPCAP                         AIM V.I.
                                                        EQUITY STOCK       MANAGED       SMALL CAP     AIM V.I. CORE      PREMIER
                                                          PORTFOLIO       PORTFOLIO      PORTFOLIO      EQUITY FUND     EQUITY FUND
                                                        -------------   ------------    -----------    -------------   ------------
ASSETS
 Investment in the portfolios, at value.............    $150,482,985    $173,818,916    $78,203,881     $75,485,749    $127,098,218
                                                        ------------    ------------    -----------     -----------    ------------
 Net Assets.........................................    $150,482,985    $173,818,916    $78,203,881     $75,485,749    $127,098,218
                                                        ============    ============    ===========     ===========    ============

NET ASSETS, representing:
 Accumulation units.................................    $150,482,985    $173,818,916    $78,203,881     $75,485,749    $127,098,218
                                                        ------------    ------------    -----------     -----------    ------------
                                                        $150,482,985    $173,818,916    $78,203,881     $75,485,749    $127,098,218
                                                        ============    ============    ===========     ===========    ============

 Units outstanding..................................      75,164,589     110,586,157     37,520,547      48,774,882      89,741,074
                                                        ============    ============    ===========     ===========    ============

 Portfolio shares held..............................       6,906,057       4,034,794      2,500,124       3,219,008       5,694,365
 Portfolio net asset value per share................    $      21.79    $      43.08    $     31.28     $     23.45    $      22.32
 Investment in portfolio shares, at cost............    $130,663,949    $166,433,718    $66,286,261     $73,928,262    $156,298,964


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                        SUBACCOUNTS
                                                         --------------------------------------------------------------------------

                                                                         PREMIER VIT    PREMIER VIT
                                                        T. ROWE PRICE       OPCAP          OPCAP                         AIM V.I.
                                                         EQUITY STOCK      MANAGED       SMALL CAP     AIM V.I. CORE      PREMIER
                                                          PORTFOLIO       PORTFOLIO      PORTFOLIO      EQUITY FUND     EQUITY FUND
                                                        -------------    -----------    ------------   -------------    -----------
INVESTMENT INCOME
 Dividend income ....................................    $ 2,431,468     $ 2,276,673    $          0    $ 1,136,117     $ 1,061,196
                                                         -----------     -----------    ------------    ----------      -----------

EXPENSES
 Charges to contract owners for assuming mortality
  risk and expense risk and for administration ......      2,190,566       2,567,069       1,157,449      1,108,938       1,853,763
                                                         -----------     -----------    ------------    ----------      -----------

NET INVESTMENT INCOME (LOSS) ........................        240,902        (290,396)     (1,157,449)        27,179        (792,567)
                                                         -----------     -----------    ------------    ----------      -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Capital gains distributions received ...............      7,233,320       6,153,227      12,321,434              0               0
 Realized gain (loss) on shares redeemed ............      3,643,661         574,999       2,233,779       (192,493)     (8,190,144)
 Net change in unrealized gain (loss) on investments      (7,394,507)        327,457     (15,690,182)     2,963,205      13,978,563
                                                         -----------     -----------    ------------    ----------      -----------

NET GAIN (LOSS) ON INVESTMENTS ......................      3,482,474       7,055,683      (1,134,969)     2,770,712       5,788,419
                                                         -----------     -----------    ------------    ----------      -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ..........................    $ 3,723,376     $ 6,765,287    $ (2,292,418)   $ 2,797,891     $ 4,995,852
                                                         ===========     ===========    ============    ==========      ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A3



                                                           SUBACCOUNTS (CONTINUED)
           ------------------------------------------------------------------------------------------------------------------------
           JANUS ASPEN                                                                                     FRANKLIN
            LARGE CAP       JANUS ASPEN                                   CREDIT SUISSE                     SMALL -      PRUDENTIAL
             GROWTH -      INTERNATIONAL    MFS VIT -          MFS         TRUST GLOBAL      AMERICAN       MID CAP       JENNISON
          INSTITUTIONAL       GROWTH         RESEARCH       EMERGING          SMALL         CENTURY VP      GROWTH      20/20 FOCUS
              SHARES         PORTFOLIO     BOND SERIES    GROWTH SERIES      CAP FUND       VALUE FUND    SECURITIES     PORTFOLIO
          -------------    -------------   -----------    -------------   -------------    -----------    -----------   -----------

           $126,204,103    $192,823,721    $40,404,217    $111,071,202     $24,547,803     $58,037,186    $51,692,857   $76,014,319
           ------------    ------------    -----------    ------------     -----------     -----------    -----------   -----------
           $126,204,103    $192,823,721    $40,404,217    $111,071,202     $24,547,803     $58,037,186    $51,692,857   $76,014,319
           ============    ============    ===========    ============     ===========     ===========    ===========   ===========


           $126,204,103    $192,823,721    $40,404,217    $111,071,202     $24,547,803     $58,037,186    $51,692,857   $76,014,319
           ------------    ------------    -----------    ------------     -----------     -----------    -----------   -----------
           $126,204,103    $192,823,721    $40,404,217    $111,071,202     $24,547,803     $58,037,186    $51,692,857   $76,014,319
           ============    ============    ===========    ============     ===========     ===========    ===========   ===========

             88,674,396      81,367,198     27,680,136      80,363,288      19,129,672      30,622,715     33,252,845    52,852,609
           ============    ============    ===========    ============     ===========     ===========    ===========   ===========

              6,050,053       5,425,541      2,462,170       5,806,127       1,895,583       7,077,706      2,538,942     5,067,621
           $      20.86    $      35.54    $     16.41    $      19.13     $     12.95     $      8.20    $     20.36   $     15.00
           $159,305,719    $139,142,832    $41,923,657    $133,741,391     $25,770,049     $47,660,725    $56,823,982   $55,848,502





                                                           SUBACCOUNTS (CONTINUED)
           ------------------------------------------------------------------------------------------------------------------------
           JANUS ASPEN                                                                                     FRANKLIN
            LARGE CAP       JANUS ASPEN                                   CREDIT SUISSE                     SMALL -      PRUDENTIAL
             GROWTH -      INTERNATIONAL    MFS VIT -          MFS         TRUST GLOBAL      AMERICAN       MID CAP       JENNISON
          INSTITUTIONAL       GROWTH         RESEARCH       EMERGING          SMALL         CENTURY VP      GROWTH      20/20 FOCUS
              SHARES         PORTFOLIO     BOND SERIES    GROWTH SERIES      CAP FUND       VALUE FUND    SECURITIES     PORTFOLIO
          -------------    -------------   -----------    -------------   -------------    -----------    -----------   -----------

           $    435,041    $   2,049,462    $  207,296     $         0      $        0     $   539,857    $         0   $   161,255
           -----------     ------------     ----------     -----------      ----------     -----------    -----------   -----------



              1,847,397        2,377,289       588,615       1,572,189         331,262         833,122        745,362       914,856
           -----------     ------------     ----------     -----------      ----------     -----------    -----------   -----------

             (1,412,356)        (327,827)     (381,319)     (1,572,189)       (331,262)       (293,265)      (745,362)     (753,601)
           -----------     ------------     ----------     -----------      ----------     -----------    -----------   -----------



                      0                0             0               0               0       6,246,311              0             0
             (9,458,633)       3,562,660      (838,873)     (7,816,219)       (876,560)      1,748,794     (1,843,875)      980,144
             13,941,184       43,383,838     3,705,802      17,111,670       4,424,556      (5,702,488)     4,031,486    12,042,155
           -----------     ------------     ----------     -----------      ----------     -----------    -----------   -----------

              4,482,551       46,946,498     2,866,929       9,295,451       3,547,996       2,292,617      2,187,611    13,022,299
           -----------     ------------     ----------     -----------      ----------     -----------    -----------   -----------


           $  3,070,195    $  46,618,671    $2,485,610     $ 7,723,262      $3,216,734     $ 1,999,352    $ 1,442,249   $12,268,698
           ===========     ============     ==========     ===========      ==========     ===========    ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A4

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2005


                                                                                 SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                             PRUDENTIAL                                             PRUDENTIAL
                                            DIVERSIFIED                     ALLIANCEBERNSTEIN    SP T.ROWE PRICE       PRUDENTIAL
                                            CONSERVATIVE        DAVIS           LARGE CAP          LARGE - CAP          SP DAVIS
                                          GROWTH PORTFOLIO    VALUE FUND     GROWTH PORTFOLIO    GROWTH PORTFOLIO   VALUE PORTFOLIO
                                          ----------------   -----------    -----------------    ----------------   ---------------
ASSETS
 Investment in the portfolios, at
  value...............................      $143,304,253     $68,608,248       $11,254,687         $59,791,004        $243,820,277
                                            ------------     -----------       -----------         -----------        ------------
 Net Assets...........................      $143,304,253     $68,608,248       $11,254,687         $59,791,004        $243,820,277
                                            ============     ===========       ===========         ===========        ============

NET ASSETS, representing:
 Accumulation units...................      $143,304,253     $68,608,248       $11,254,687         $59,791,004        $243,820,277
                                            ------------     -----------       -----------         -----------        ------------
                                            $143,304,253     $68,608,248       $11,254,687         $59,791,004        $243,820,277
                                            ============     ===========       ===========         ===========        ============

 Units outstanding....................       106,143,747      61,958,336        17,224,572          57,241,744         185,836,395
                                            ============     ===========       ===========         ===========        ============

 Portfolio shares held................        12,279,713       5,372,611           423,905           7,754,994          22,829,614
 Portfolio net asset value per share..      $      11.67     $     12.77       $     26.55         $      7.71        $      10.68
 Investment in portfolio shares, at
  cost................................      $123,696,644     $56,130,135       $10,493,797         $49,560,566        $211,390,336


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                 SUBACCOUNTS
                                           ----------------------------------------------------------------------------------------
                                             PRUDENTIAL                                             PRUDENTIAL
                                             DIVERSIFIED                    ALLIANCEBERNSTEIN    SP T.ROWE PRICE       PRUDENTIAL
                                            CONSERVATIVE         DAVIS          LARGE CAP          LARGE - CAP          SP DAVIS
                                          GROWTH PORTFOLIO    VALUE FUND     GROWTH PORTFOLIO    GROWTH PORTFOLIO   VALUE PORTFOLIO
                                          ----------------    ----------    -----------------    ----------------   ---------------
INVESTMENT INCOME
 Dividend income ......................      $ 4,638,157      $  656,782       $         0         $         0        $ 2,159,236
                                             -----------      ----------       ----------          ----------         -----------

EXPENSES
 Charges to contract owners for
  assuming mortality risk and expense
  risk and for administration .........        2,063,330         965,550           146,642             870,313          3,809,387
                                             -----------      ----------       ----------          ----------         -----------

NET INVESTMENT INCOME (LOSS) ..........        2,574,827        (308,768)         (146,642)           (870,313)        (1,650,151)
                                             -----------      ----------       ----------          ----------         -----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS)
 ON INVESTMENTS
 Capital gains distributions received .                0               0                 0                   0         23,511,300
 Realized gain (loss) on shares
 redeemed .............................        2,535,471       1,521,013          (174,009)            581,383          3,081,432
 Net change in unrealized gain (loss)
 on investments .......................        2,730,333       4,049,436         1,595,857           7,870,042         (7,195,824)
                                             -----------      ----------       ----------          ----------         -----------

NET GAIN (LOSS) ON INVESTMENTS ........        5,265,804       5,570,449         1,421,848           8,451,425         19,396,908
                                             -----------      ----------       ----------          ----------         -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ............      $ 7,840,631      $5,261,681       $ 1,275,206         $ 7,581,112        $17,746,757
                                             ===========      ==========       ==========          ==========         ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A5


                                                               SUBACCOUNTS (CONTINUED)
                   ----------------------------------------------------------------------------------------------------------------
                                                                                                  JANUS ASPEN
                   PRUDENTIAL SP      PRUDENTIAL SP       PRUDENTIAL SP      PRUDENTIAL SP         LARGE CAP         PRUDENTIAL SP
                     SMALL CAP          SMALL CAP          PIMCO TOTAL         PIMCO HIGH      GROWTH PORTFOLIO -      LARGE CAP
                  VALUE PORTFOLIO    GROWTH PORTFOLIO   RETURN PORTFOLIO    YIELD PORTFOLIO      SERVICE SHARES     VALUE PORTFOLIO

                  ---------------    ----------------   ----------------    ---------------    ------------------   ---------------

                    $224,147,356       $39,327,683        $466,974,402        $191,575,200        $21,743,644         $108,300,922
                    ------------       -----------        ------------        ------------        -----------         ------------
                    $224,147,356       $39,327,683        $466,974,402        $191,575,200        $21,743,644         $108,300,922
                    ============       ===========        ============        ============        ===========         ============


                    $224,147,356       $39,327,683        $466,974,402        $191,575,200        $21,743,644         $108,300,922
                    ------------       -----------        ------------        ------------        -----------         ------------
                    $224,147,356       $39,327,683        $466,974,402        $191,575,200        $21,743,644         $108,300,922
                    ============       ===========        ============        ============        ===========         ============

                     151,549,798        39,603,085         398,806,077         145,354,556         24,175,461           84,381,837
                    ============       ===========        ============        ============        ===========         ============

                      15,707,593         5,940,738          41,656,949          18,690,263          1,054,493            9,100,918
                    $      14.27       $      6.62        $      11.21        $      10.25        $     20.62         $      11.90
                    $194,653,751       $37,003,304        $470,002,168        $191,021,332        $20,174,321         $ 89,612,827


                                                                                                       SUBACCOUNTS (CONTINUED)
                                                                                                   --------------------------------
                                                                                                                      PRUDENTIAL SP
                                                                                                                        STRATEGIC
                                                                                                                         PARTNERS
                                                                                                    PRUDENTIAL SP        FOCUSED
                                                                                                       AIM CORE           GROWTH
                                                                                                   EQUITY PORTFOLIO     PORTFOLIO
                                                                                                   ----------------   -------------

                                                                                                     $28,299,418       $32,169,917
                                                                                                     -----------       -----------
                                                                                                     $28,299,418       $32,169,917
                                                                                                     ===========       ===========


                                                                                                     $28,299,418       $32,169,917
                                                                                                     -----------       -----------
                                                                                                     $28,299,418       $32,169,917
                                                                                                     ===========       ===========

                                                                                                      28,460,491        29,853,860
                                                                                                     ===========       ===========

                                                                                                       3,713,834         3,986,359
                                                                                                     $      7.62       $      8.07
                                                                                                     $24,794,467       $25,940,427


                                                               SUBACCOUNTS (CONTINUED)
                   ----------------------------------------------------------------------------------------------------------------
                                                                                                  JANUS ASPEN
                   PRUDENTIAL SP      PRUDENTIAL SP       PRUDENTIAL SP      PRUDENTIAL SP         LARGE CAP         PRUDENTIAL SP
                     SMALL CAP          SMALL CAP          PIMCO TOTAL         PIMCO HIGH      GROWTH PORTFOLIO -      LARGE CAP
                  VALUE PORTFOLIO    GROWTH PORTFOLIO   RETURN PORTFOLIO    YIELD PORTFOLIO      SERVICE SHARES     VALUE PORTFOLIO

                  ---------------    ----------------   ----------------    ---------------    ------------------   ---------------

                    $  1,148,900        $        0        $ 22,317,915        $12,485,212          $  27,371          $   862,934
                    ------------        ----------        ------------        -----------          ---------          ----------



                       3,479,333           598,496           7,379,940          3,111,574            347,578            1,644,604
                    ------------        ----------        ------------        -----------          ---------          ----------

                      (2,330,433)         (598,496)         14,937,975          9,373,638           (320,207)            (781,670)
                    ------------        ----------        ------------        -----------          ---------          ----------



                      25,276,567                 0           8,173,454          2,712,916                  0            2,578,872
                       3,784,154           291,398             906,429            749,369            137,201            2,811,229
                     (19,811,506)          770,574         (20,179,812)        (8,389,007)           673,073              703,945
                    ------------        ----------        ------------        -----------          ---------          ----------

                       9,249,215         1,061,972         (11,099,929)        (4,926,722)           810,274            6,094,046
                    ------------        ----------        ------------        -----------          ---------          ----------


                    $  6,918,782        $  463,476        $  3,838,046        $ 4,446,916          $ 490,067          $ 5,312,376
                    ============        ==========        ============        ===========          =========          ==========


                                                                                                       SUBACCOUNTS (CONTINUED)
                                                                                                   --------------------------------
                                                                                                                      PRUDENTIAL SP
                                                                                                                        STRATEGIC
                                                                                                                         PARTNERS
                                                                                                    PRUDENTIAL SP        FOCUSED
                                                                                                       AIM CORE           GROWTH
                                                                                                   EQUITY PORTFOLIO     PORTFOLIO
                                                                                                   ----------------   -------------

                                                                                                      $ 289,031        $         0
                                                                                                      ---------        ----------



                                                                                                        455,314            436,880
                                                                                                      ---------        ----------

                                                                                                       (166,283)          (436,880)
                                                                                                      ---------        ----------



                                                                                                              0                  0
                                                                                                        416,012            692,794
                                                                                                        577,096          3,435,147
                                                                                                      ---------        ----------

                                                                                                        993,108          4,127,941
                                                                                                      ---------        ----------


                                                                                                      $ 826,825        $ 3,691,061
                                                                                                      =========        ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A6

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF NET ASSETS
December 31, 2005


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------
                                             PRUDENTIAL                          PRUDENTIAL SP      PRUDENTIAL SP     PRUDENTIAL SP
                                               SP MID        SP PRUDENTIAL       CONSERVATIVE      BALANCED ASSET     GROWTH ASSET
                                             CAP GROWTH      U.S. EMERGING     ASSET ALLOCATION      ALLOCATION        ALLOCATION
                                             PORTFOLIO     GROWTH PORTFOLIO        PORTFOLIO          PORTFOLIO         PORTFOLIO
                                            ------------   ----------------    ----------------    ---------------   --------------
ASSETS
 Investment in the portfolios, at value.    $124,278,059     $156,928,283       $  603,052,233     $ 1,263,779,736   $1,099,498,635
                                            ------------     ------------       --------------     ---------------   --------------
 Net Assets.............................    $124,278,059     $156,928,283       $1,263,779,736     $1,2 63,779,736   $1,099,498,635
                                            ============     ============       ==============     ===============   ==============

NET ASSETS, representing:
 Accumulation units.....................    $124,278,059     $156,928,283       $  603,052,233     $ 1,263,779,736   $1,099,498,635
                                            ------------     ------------       --------------     ---------------   --------------
                                            $124,278,059     $156,928,283       $  603,052,233     $ 1,263,779,736   $1,099,498,635
                                            ============     ============       ==============     ===============   ==============

 Units outstanding......................     118,076,359      114,303,297          413,947,172         772,288,551      593,162,776
                                            ============     ============       ==============     ===============   ==============

 Portfolio shares held..................      17,236,901       19,940,061           53,462,077         115,730,745      107,477,872
 Portfolio net asset value per share....    $       7.21     $       7.87       $        11.28     $         10.92   $        10.23
 Investment in portfolio shares, at cost    $102,800,875     $130,790,980       $  553,954,284     $ 1,128,724,071   $  966,311,498


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                   SUBACCOUNTS
                                               ------------------------------------------------------------------------------------
                                               PRUDENTIAL                          PRUDENTIAL SP     PRUDENTIAL SP    PRUDENTIAL SP
                                                 SP MID        SP PRUDENTIAL       CONSERVATIVE      BALANCED ASSET    GROWTH ASSET
                                               CAP GROWTH      U.S. EMERGING     ASSET ALLOCATION      ALLOCATION       ALLOCATION
                                                PORTFOLIO    GROWTH PORTFOLIO        PORTFOLIO         PORTFOLIO        PORTFOLIO
                                               -----------   ----------------    ----------------    --------------   -------------
INVESTMENT INCOME
 Dividend income ..........................    $         0      $       172        $  6,445,873      $   8,033,704    $   4,114,714
                                               -----------      -----------        -----------       -------------    ------------

EXPENSES
 Charges to contract owners for assuming
 mortality risk and expense risk and for
 administration ...........................      1,773,781        2,062,388           8,352,493         16,425,195       13,824,978
                                               -----------      -----------        -----------       -------------    ------------

NET INVESTMENT INCOME (LOSS)...............     (1,773,781)      (2,062,216)         (1,906,620)        (8,391,491)      (9,710,264)
                                               -----------      -----------        -----------       -------------    ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Capital gains distributions received .....              0       18,576,610          15,754,443         28,541,150       23,715,519
 Realized gain (loss) on shares redeemed ..      2,231,696        1,595,404           5,522,383         10,206,946        9,694,025
 Net change in unrealized gain (loss) on
 investments ..............................      7,045,991        4,930,506           3,789,792         33,460,032       44,912,109
                                               -----------      -----------        -----------       -------------    ------------

NET GAIN (LOSS) ON INVESTMENTS.............      9,277,687       25,102,520          25,066,618         72,208,128       78,321,653
                                               -----------      -----------        -----------       -------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ................    $ 7,503,906      $23,040,304        $ 23,159,998      $  63,816,637    $  68,611,389
                                               ===========      ===========        ===========       =============    ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A7


                                                             SUBACCOUNTS (CONTINUED)
               --------------------------------------------------------------------------------------------------------------------

               PRUDENTIAL SP
                AGGRESSIVE       PRUDENTIAL SP      PRUDENTIAL SP
               GROWTH ASSET      WILLIAM BLAIR           LSV                                                          EVERGREEN VA
                ALLOCATION       INTERNATIONAL      INTERNATIONAL     EVERGREEN VA    EVERGREEN VA    EVERGREEN VA   SPECIAL VALUES
                 PORTFOLIO     GROWTH PORTFOLIO    VALUE PORTFOLIO   BALANCED FUND     GROWTH FUND     OMEGA FUND         FUND
               -------------   ----------------    ---------------   -------------    ------------    ------------   --------------

               $159,065,129       $83,907,994        $80,894,938       $1,234,063      $1,339,099      $3,140,508      $4,151,892
               ------------       -----------        -----------       ----------      ----------      ----------      ----------
               $159,065,129       $83,907,994        $80,894,938       $1,234,063      $1,339,099      $3,140,508      $4,151,892
               ============       ===========        ===========       ==========      ==========      ==========      ==========


               $159,065,129       $83,907,994        $80,894,938       $1,234,063      $1,339,099      $3,140,508      $4,151,892
               ------------       -----------        -----------       ----------      ----------      ----------      ----------
               $159,065,129       $83,907,994        $80,894,938       $1,234,063      $1,339,099      $3,140,508      $4,151,892
               ============       ===========        ===========       ==========      ==========      ==========      ==========

                112,978,849        65,435,957         61,883,853        1,017,266         848,705       2,202,758       2,585,613
               ============       ===========        ===========       ==========      ==========      ==========      ==========

                 16,743,698        11,113,642          8,909,134           87,336          91,095         187,046         257,402
               $       9.50       $      7.55        $      9.08       $    14.13      $    14.70      $    16.79      $    16.13
               $133,634,955       $66,598,447        $67,243,134       $1,122,936      $1,072,687      $2,702,807      $3,646,481


                                                                                                                       SUBACCOUNTS
                                                                                                                       (CONTINUED)
                                                                                                                      -------------

                                                                                                                       EVERGREEN VA
                                                                                                                      INTERNATIONAL
                                                                                                                       EQUITY FUND
                                                                                                                      -------------

                                                                                                                        $1,730,007
                                                                                                                        ----------
                                                                                                                        $1,730,007
                                                                                                                        ==========


                                                                                                                        $1,730,007
                                                                                                                        ----------
                                                                                                                        $1,730,007
                                                                                                                        ==========

                                                                                                                           124,000
                                                                                                                        ==========

                                                                                                                           120,895
                                                                                                                        $    14.31
                                                                                                                        $1,413,004


                                                             SUBACCOUNTS (CONTINUED)
               --------------------------------------------------------------------------------------------------------------------

               PRUDENTIAL SP
                AGGRESSIVE       PRUDENTIAL SP      PRUDENTIAL SP
               GROWTH ASSET      WILLIAM BLAIR           LSV                                                          EVERGREEN VA
                ALLOCATION       INTERNATIONAL      INTERNATIONAL     EVERGREEN VA    EVERGREEN VA    EVERGREEN VA   SPECIAL VALUES
                 PORTFOLIO     GROWTH PORTFOLIO    VALUE PORTFOLIO   BALANCED FUND     GROWTH FUND     OMEGA FUND         FUND
               -------------   ----------------    ---------------   -------------    ------------    ------------   --------------

               $    218,757       $   421,301        $   301,299        $ 32,702        $      0      $     6,411      $   40,077
               -----------        -----------        ----------         --------        --------      ----------       ----------



                  2,203,274         1,133,588          1,160,230          23,517          22,939           52,870          66,685
               -----------        -----------        ----------         --------        --------      ----------       ----------

                 (1,984,517)         (712,287)          (858,931)          9,185         (22,939)         (46,459)        (26,608)
               -----------        -----------        ----------         --------        --------      ----------       ----------



                  4,927,915         3,115,642          6,300,490               0               0                0         417,032
                  1,796,723         1,531,954          1,254,808          29,775          37,698           56,031         104,221
                  7,633,077         6,591,023          1,817,970          (1,130)         29,857           39,593        (161,923)
               -----------        -----------        ----------         --------        --------      ----------       ----------

                 14,357,715        11,238,619          9,373,268          28,645          67,555           95,624         359,330
               -----------        -----------        ----------         --------        --------      ----------       ----------


               $ 12,373,198       $10,526,332        $ 8,514,337        $ 37,830        $ 44,616      $    49,165      $  332,722
               ===========        ===========        ==========         ========        ========      ==========       ==========


                                                                                                                       SUBACCOUNTS
                                                                                                                       (CONTINUED)
                                                                                                                      -------------

                                                                                                                       EVERGREEN VA
                                                                                                                      INTERNATIONAL
                                                                                                                       EQUITY FUND
                                                                                                                      -------------

                                                                                                                       $    36,641
                                                                                                                       ----------



                                                                                                                            23,904
                                                                                                                       ----------

                                                                                                                            12,737
                                                                                                                       ----------



                                                                                                                                 0
                                                                                                                            17,640
                                                                                                                           176,546
                                                                                                                       ----------

                                                                                                                           194,186
                                                                                                                       ----------


                                                                                                                       $   206,923
                                                                                                                       ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A8

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2005


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------

                                                                                                    AST AMERICAN
                                                                    AST            AST AMERICAN       CENTURY
                                             EVERGREEN VA    ALLIANCEBERNSTEIN    CENTURY INCOME     STRATEGIC        AST COHEN &
                                             FUNDAMENTAL      GROWTH & INCOME        & GROWTH         BALANCED        STEERS REAL
                                            LARGE CAP FUND       PORTFOLIO           PORTFOLIO       PORTFOLIO     ESTATE PORTFOLIO
                                            --------------   -----------------    --------------    ------------   ----------------
ASSETS
 Investment in the portfolios, at value.     $ 4,117,759        $ 1,176,761         $1,449,518        $899,601        $5,325,435
                                             -----------        -----------         ----------        --------        ----------
 Net Assets.............................     $ 4,117,759        $ 1,176,761         $1,449,518        $899,601        $5,325,435
                                             ===========        ===========         ==========        ========        ==========

NET ASSETS, representing:
 Accumulation units.....................     $ 4,117,759        $ 1,176,761         $1,449,518        $899,601        $5,325,435
                                             -----------        -----------         ----------        --------        ----------
                                             $ 4,117,759        $ 1,176,761         $1,449,518        $899,601        $5,325,435
                                             ===========        ===========         ==========        ========        ==========

 Units outstanding......................         343,937            114,672            140,275          87,237           443,049
                                             ===========        ===========         ==========        ========        ==========

 Portfolio shares held..................         230,171             58,227            105,959          62,953           299,518
 Portfolio net asset value per share....     $     17.89        $     20.21         $    13.68        $  14.29        $    17.78
 Investment in portfolio shares, at cost     $ 3,585,573        $ 1,143,114         $1,414,203        $872,394        $5,067,907


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                    SUBACCOUNTS
                                                -----------------------------------------------------------------------------------


                                                                                                    AST AMERICAN
                                                                                   AST AMERICAN       CENTURY
                                                 EVERGREEN VA                     CENTURY INCOME     STRATEGIC        AST COHEN &
                                                 FUNDAMENTAL      EVERGREEN VA       & GROWTH         BALANCED        STEERS REAL
                                                LARGE CAP FUND        FUND           PORTFOLIO       PORTFOLIO     ESTATE PORTFOLIO
                                                --------------   -------------    --------------    ------------   ----------------
INVESTMENT INCOME
 Dividend income ...........................     $    37,651       $        0       $        0        $   164          $     658
                                                 -----------       ----------       ---------         -------          --------

EXPENSES
 Charges to contract owners for assuming
  mortality risk and expense risk and for
  administration ...........................          63,308            5,114            8,827          7,113             34,095
                                                 -----------       ----------       ---------         -------          --------

NET INVESTMENT INCOME (LOSS)................         (25,657)          (5,114)          (8,827)        (6,949)           (33,437)
                                                 -----------       ----------       ---------         -------          --------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
 Capital gains distributions received ......               0                0                0              0              3,254
 Realized gain (loss) on shares redeemed ...          52,618            2,206            4,004            181             19,238
 Net change in unrealized gain (loss) on
  investments ..............................         312,399           33,647           35,315         27,207            257,528
                                                 -----------       ----------       ---------         -------          --------

NET GAIN (LOSS) ON INVESTMENTS..............         365,017           35,853           39,319         27,388            280,020
                                                 -----------       ----------       ---------         -------          --------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ................     $   339,360       $   30,739       $   30,492        $20,439          $ 246,583
                                                 ===========       ==========       =========         =======          ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                       A9

<-


                                                         SUBACCOUNTS (CONTINUED)
      -----------------------------------------------------------------------------------------------------------------------------
      AST GLOBAL      AST DEAM       AST DEAM SMALL-                            AST GOLDMAN       AST FEDERATED
      ALLOCATION      LARGE-CAP        CAP GROWTH        AST DEAM SMALL-     SACHS HIGH YIELD       AGGRESSIVE        AST MID-CAP
       PORFOLIO    VALUE PORFOLIO       PORFOLIO       CAP VALUE PORFOLIO        PORTFOLIO       GROWTH PORTFOLIO   VALUE PORTFOLIO
      ----------   --------------    ---------------   ------------------    ----------------    ----------------   ---------------

       $494,405      $3,171,409        $   647,682         $ 1,151,819          $2,705,439         $ 3,257,661        $ 1,479,954
       --------      ----------        ----------          ----------           ----------         ----------         ----------
       $494,405      $3,171,409        $   647,682         $ 1,151,819          $2,705,439         $ 3,257,661        $ 1,479,954
       ========      ==========        ==========          ==========           ==========         ==========         ==========


       $494,405      $3,171,409        $   647,682         $ 1,151,819          $2,705,439         $ 3,257,661        $ 1,479,954
       --------      ----------        ----------          ----------           ----------         ----------         ----------
       $494,405      $3,171,409        $   647,682         $ 1,151,819          $2,705,439         $ 3,257,661        $ 1,479,954
       ========      ==========        ==========          ==========           ==========         ==========         ==========

         46,597         295,846             62,813             114,953             274,409             297,309            143,016
       ========      ==========        ==========          ==========           ==========         ==========         ==========

         39,363         253,713             77,289              96,387             326,350             311,440            117,178
       $  12.56      $    12.50        $      8.38         $     11.95          $     8.29         $     10.46        $     12.63
       $481,299      $3,027,234        $   628,983         $ 1,153,178          $2,661,656         $ 3,045,136        $ 1,453,181


                                                                                                                      SUBACCOUNTS
                                                                                                                      (CONTINUED)
                                                                                                                    ---------------
                                                                                                                     AST SMALL CAP
                                                                                                                    VALUE PORTFOLIO
                                                                                                                    ---------------

                                                                                                                      $ 2,432,875
                                                                                                                      -----------
                                                                                                                      $ 2,432,875
                                                                                                                      ===========


                                                                                                                      $ 2,432,875
                                                                                                                      -----------
                                                                                                                      $ 2,432,875
                                                                                                                      ===========

                                                                                                                          228,580
                                                                                                                      ===========

                                                                                                                          161,760
                                                                                                                      $     15.04
                                                                                                                      $ 2,373,791


                                                         SUBACCOUNTS (CONTINUED)
      -----------------------------------------------------------------------------------------------------------------------------
      AST GLOBAL      AST DEAM       AST DEAM SMALL-                            AST GOLDMAN       AST FEDERATED
      ALLOCATION      LARGE-CAP        CAP GROWTH        AST DEAM SMALL-     SACHS HIGH YIELD       AGGRESSIVE        AST MID-CAP
       PORFOLIO    VALUE PORFOLIO       PORFOLIO       CAP VALUE PORFOLIO        PORTFOLIO       GROWTH PORTFOLIO   VALUE PORTFOLIO
      ----------   --------------    ---------------   ------------------    ----------------    ----------------   ---------------


       $      0       $     350        $         0          $       6           $    8,873          $        0         $     185
       -------        --------         ----------           ---------           ---------           ----------         ---------



          1,664          17,523              4,414              7,213               18,139              15,546             9,232
       -------        --------         ----------           ---------           ---------           ----------         ---------

         (1,664)        (17,173)            (4,414)            (7,207)              (9,266)            (15,546)           (9,047)
       -------        --------         ----------           ---------           ---------           ----------         ---------



              0               0                  0                329                    0               2,785                 0
            672           7,423              3,774               (736)              (5,079)             19,579             4,302
         13,106         144,175             18,699             (1,359)              43,783             212,525            26,773
       -------        --------         ----------           ---------           ---------           ----------         ---------

         13,778         151,598             22,473             (1,766)              38,704             234,889            31,075
       -------        --------         ----------           ---------           ---------           ----------         ---------


       $ 12,114       $ 134,425        $    18,059          $  (8,973)          $   29,438          $  219,343         $  22,028
       =======        ========         ==========           =========           =========           ==========         =========


                                                                                                                      SUBACCOUNTS
                                                                                                                      (CONTINUED)
                                                                                                                    ---------------
                                                                                                                     AST SMALL CAP
                                                                                                                    VALUE PORTFOLIO
                                                                                                                    ---------------

                                                                                                                       $       0
                                                                                                                       ---------



                                                                                                                          14,429
                                                                                                                       ---------

                                                                                                                         (14,429)
                                                                                                                       ---------



                                                                                                                             273
                                                                                                                          29,323
                                                                                                                          59,084
                                                                                                                       ---------

                                                                                                                          88,680
                                                                                                                       ---------


                                                                                                                       $  74,251
                                                                                                                       =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A10

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2005


                                                                                 SUBACCOUNTS
                                         ------------------------------------------------------------------------------------------

                                           AST GOLDMAN
                                              SACHS            AST GOLDMAN                         AST LORD ABBETT     AST MARSICO
                                           CONCENTRATED       SACHS MID-CAP      AST LARGE-CAP     BOND DEBENTURE    CAPITAL GROWTH
                                         GROWTH PORTFOLIO   GROWTH PORTFOLIO    VALUE PORTFOLIO       PORTFOLIO         PORTFOLIO
                                         ----------------   ----------------    ---------------    ---------------   --------------
ASSETS
 Investment in the portfolios, at
 value...............................      $ 1,040,654         $ 2,477,511        $ 10,264,082       $ 2,835,212       $ 7,726,155
                                           -----------         -----------        ------------       -----------       -----------
 Net Assets..........................      $ 1,040,654         $ 2,477,511        $ 10,264,082       $ 2,835,212       $ 7,726,155
                                           ===========         ===========        ============       ===========       ===========

NET ASSETS, representing:
 Accumulation units..................      $ 1,040,654         $ 2,477,511        $ 10,264,082       $ 2,835,212       $ 7,726,155
                                           -----------         -----------        ------------       -----------       -----------
                                           $ 1,040,654         $ 2,477,511        $ 10,264,082       $ 2,835,212       $ 7,726,155
                                           ===========         ===========        ============       ===========       ===========

 Units outstanding...................           96,752             234,239             972,517           285,006           709,067
                                           ===========         ===========        ============       ===========       ===========

 Portfolio shares held...............           46,834             536,258             584,182           250,239           404,935
 Portfolio net asset value per share.      $     22.22         $      4.62        $      17.57       $     11.33       $     19.08
 Investment in portfolio shares, at
 cost................................      $ 1,005,631         $ 2,372,392        $ 10,019,639       $ 2,802,104       $ 7,384,543


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                                 SUBACCOUNTS
                                         ------------------------------------------------------------------------------------------

                                           AST GOLDMAN
                                              SACHS            AST GOLDMAN                         AST LORD ABBETT     AST MARSICO
                                           CONCENTRATED       SACHS MID-CAP      AST LARGE-CAP     BOND DEBENTURE    CAPITAL GROWTH
                                         GROWTH PORTFOLIO   GROWTH PORTFOLIO    VALUE PORTFOLIO       PORTFOLIO         PORTFOLIO
                                         ----------------   ----------------    ---------------    ---------------   --------------
INVESTMENT INCOME
 Dividend income.....................      $        26         $         0        $     1,508        $       819       $        0
                                           -----------         -----------        -----------        -----------       ----------

EXPENSES
 Charges to contract owners
 for assuming mortality
   risk and expense risk and for
 administration......................            5,951              15,593             66,697             16,410           44,641
                                           -----------         -----------        -----------        -----------       ----------

NET INVESTMENT INCOME (LOSS).........           (5,925)            (15,593)           (65,189)           (15,591)         (44,641)
                                           -----------         -----------        -----------        -----------       ----------

NET REALIZED AND UNREALIZED GAIN
 (LOSS)
 ON INVESTMENTS
 Capital gains distributions received                0                   0                  0                217                0
 Realized gain (loss) on shares
 redeemed............................            5,545               5,393             26,067              6,275           45,447
 Net change in unrealized gain (loss)
 on investments......................           35,023             105,119            244,443             33,108          341,612
                                           -----------         -----------        -----------        -----------       ----------

NET GAIN (LOSS) ON INVESTMENTS.......           40,568             110,512            270,510             39,600          387,059
                                           -----------         -----------        -----------        -----------       ----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS...........      $    34,643         $    94,919        $   205,321        $    24,009       $  342,418
                                           ===========         ===========        ===========        ===========       ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A11


                                                     SUBACCOUNTS (CONTINUED)
 ---------------------------------------------------------------------------------------------------------------------------------


                                                                                                                       AST T. ROWE
                  AST NEUBERGER                                                    AST                 AST                PRICE
   AST MFS        & BERMAN MID-     AST NEUBERGER &        AST PIMCO        ALLIANCEBERNSTEIN   ALLIANCEBERNSTEIN         NATURAL
    GROWTH         CAP GROWTH       BERMAN MID-CAP      LIMITED MATURITY       CORE VALUE         MANAGED INDEX         RESOURCES
  PORTFOLIO         PORTFOLIO       VALUE PORTFOLIO      BOND PORTFOLIO         PORTFOLIO         500 PORTFOLIO         PORTFOLIO
-------------    ---------------   ----------------    -----------------    -----------------   -----------------     ------------

  $1,468,556       $ 4,930,942        11,489,172          $  3,740,804       $      559,562      $     2,234,108      $  23,909,343
  ----------       -----------       -----------          ------------       --------------      ---------------      -------------
  $1,468,556       $ 4,930,942        11,489,172          $  3,740,804       $      559,562      $     2,234,108      $  23,909,343
  ==========       ===========       ===========          ============       ==============      ===============      =============


  $1,468,556       $ 4,930,942        11,489,172          $  3,740,804       $      559,562      $     2,234,108      $  23,909,343
  ----------       -----------       -----------          ------------       --------------      ---------------      -------------
  $1,468,556       $ 4,930,942        11,489,172          $  3,740,804       $      559,562      $     2,234,108      $  23,909,343
  ==========       ===========       ===========          ============       ==============      ===============      =============

     136,599           434,960         1,055,431               371,976               54,284              214,898          2,036,631
  ==========       ===========       ===========          ============       ==============      ===============      =============

     170,961           305,321           561,818               337,009               44,945              182,674            867,853

  $     8.59       $     16.15       $     20.45          $      11.10       $        12.45      $         12.23      $       27.55
  $1,418,915       $ 4,735,498       $10,965,595          $  3,711,291       $      542,500      $     2,203,720      $  21,927,738


                                                                                                                     SUBACCOUNTS
                                                                                                                     (CONTINUED)
                                                                                                                  -----------------
                                                                                                                  AST T. ROWE PRICE
                                                                                                                   ASSET ALLOCATION
                                                                                                                      PORTFOLIO
                                                                                                                  -----------------

                                                                                                                      $2,212,784
                                                                                                                      ----------
                                                                                                                      $2,212,784
                                                                                                                      ==========


                                                                                                                      $2,212,784
                                                                                                                      ----------
                                                                                                                      $2,212,784
                                                                                                                      ==========

                                                                                                                         213,872
                                                                                                                      ==========

                                                                                                                         129,251
                                                                                                                      $    17.12
                                                                                                                      $2,166,751



                                                         SUBACCOUNTS (CONTINUED)
      -----------------------------------------------------------------------------------------------------------------------------
                  AST NEUBERGER                                                 AST                  AST
       AST MFS    & BERMAN MID-    AST NEUBERGER &       AST PIMCO       ALLIANCEBERNSTEIN    ALLIANCEBERNSTEIN   AST T. ROWE PRICE
       GROWTH       CAP GROWTH     BERMAN MID-CAP    LIMITED MATURITY        CORE VALUE         MANAGED INDEX     NATURAL RESOURCES
      PORTFOLIO     PORTFOLIO      VALUE PORTFOLIO    BOND PORTFOLIO         PORTFOLIO          500 PORTFOLIO         PORTFOLIO
      ---------   -------------    ---------------   ----------------    -----------------    -----------------   -----------------


      $       0     $        0      $        124        $       915        $           0        $         444      $           493
      ---------     ---------       ------------        -----------        -------------        -------------      ---------------




          8,227         21,971            60,910             24,998                3,346                8,524              127,647
      ---------     ---------       ------------        -----------        -------------        -------------      ---------------

         (8,227)       (21,971)          (60,786)           (24,083)              (3,346)              (8,080)            (127,154)
      ---------     ---------       ------------        -----------        -------------        -------------      ---------------



              0              0            12,304                390                    0                    0               14,684
          2,068        114,981            85,450                907                  508                1,035              161,063
         49,641        195,444           523,577             29,513               17,062               30,388            1,981,605
      ---------     ---------       ------------        -----------        -------------        -------------      ---------------

         51,709        310,425           621,331             30,810               17,570               31,423            2,157,352
      ---------     ---------       ------------        -----------        -------------        -------------      ---------------


      $  43,482     $  288,454      $    560,545        $     6,727        $      14,224        $      23,343      $     2,030,198
      =========     =========       ============        ===========        =============        =============      ===============


                                                                                                                     SUBACCOUNTS
                                                                                                                     (CONTINUED)
                                                                                                                  -----------------
                                                                                                                  AST T. ROWE PRICE
                                                                                                                   ASSET ALLOCATION
                                                                                                                      PORTFOLIO
                                                                                                                  -----------------

                                                                                                                      $     289
                                                                                                                      ---------




                                                                                                                         10,737
                                                                                                                      ---------

                                                                                                                        (10,448)
                                                                                                                      ---------



                                                                                                                            123
                                                                                                                          2,104
                                                                                                                         46,033
                                                                                                                      ---------

                                                                                                                         48,260
                                                                                                                      ---------


                                                                                                                      $  37,812
                                                                                                                      =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A12

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2005


                                                                              SUBACCOUNTS
                                   ------------------------------------------------------------------------------------------------
                                                        AST JP MORGAN       AST T. ROWE      AST AGGRESSIVE         AST CAPITAL
                                    AST MFS GLOBAL      INTERNATIONAL      PRICE GLOBAL     ASSET ALLOCATION       GROWTH ASSET
                                   EQUITY PORTFOLIO   EQUITY PORTFOLIO    BOND PORTFOLIO       PORTFOLIO       ALLOCATION PORTFOLIO
                                   ----------------   ----------------    --------------    ----------------   --------------------
ASSETS
 Investment in the portfolios,
 at value......................       $1,733,442         $3,586,382         $3,395,139         $2,187,922           $26,457,893
                                      ----------         ----------         ----------         ----------           -----------
 Net Assets....................       $1,733,442         $3,586,382         $3,395,139         $2,187,922           $26,457,893
                                      ==========         ==========         ==========         ==========           ===========

NET ASSETS, REPRESENTING:
 Accumulation units............       $1,733,442         $3,586,382         $3,395,139         $2,187,922           $26,457,893
                                      ----------         ----------         ----------         ----------           -----------
                                      $1,733,442         $3,586,382         $3,395,139         $2,187,922           $26,457,893
                                      ==========         ==========         ==========         ==========           ===========

 Units outstanding.............          165,532            336,854            359,354            218,878             2,644,939
                                      ==========         ==========         ==========         ==========           ===========

 Portfolio shares held.........          133,547            178,427            303,680            218,574             2,640,508
 Portfolio net asset value per
 share.........................       $    12.98         $    20.10         $    11.18         $    10.01           $     10.02
 Investment in portfolio
 shares, at cost...............       $1,632,230         $3,334,240         $3,443,247         $2,194,226           $26,536,045


STATEMENT OF OPERATIONS
For the period ended December 31, 2005


                                                                              SUBACCOUNTS
                                   ------------------------------------------------------------------------------------------------
                                                        AST JP MORGAN       AST T. ROWE      AST AGGRESSIVE         AST CAPITAL
                                    AST MFS GLOBAL      INTERNATIONAL      PRICE GLOBAL     ASSET ALLOCATION       GROWTH ASSET
                                   EQUITY PORTFOLIO   EQUITY PORTFOLIO    BOND PORTFOLIO       PORTFOLIO       ALLOCATION PORTFOLIO
                                   ----------------   ----------------    --------------    ----------------   --------------------
INVESTMENT INCOME
 Dividend income...............       $        5          $       7         $      836         $        0          $          0
                                      ---------           ---------         ----------         ----------          -----------

EXPENSES
 Charges to contract owners
 for assuming mortality
   risk and expense risk and
 for administration............           11,865             21,079             23,860              1,245                15,839
                                      ---------           ---------         ----------         ----------          -----------

NET INVESTMENT INCOME (LOSS)...          (11,860)           (21,072)           (23,024)            (1,245)              (15,839)
                                      ---------           ---------         ----------         ----------          -----------

NET REALIZED AND UNREALIZED
 GAIN (LOSS)
 ON INVESTMENTS
 Capital gains distributions
 received......................                0                  0                 31                  0                     0
 Realized gain (loss) on
 shares redeemed...............            7,119             26,670            (12,561)              (125)                6,412
 Net change in unrealized gain
 (loss) on investments.........          101,212            252,142            (48,108)            (6,304)              (78,152)
                                      ---------           ---------         ----------         ----------          -----------

NET GAIN (LOSS) ON INVESTMENTS.          108,331            278,812            (60,638)            (6,429)              (71,740)
                                      ---------           ---------         ----------         ----------          -----------

NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING
 FROM OPERATIONS...............       $   96,471          $ 257,740         $  (83,662)        $   (7,674)         $    (87,579)
                                      =========           =========         ==========         ==========          ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A13


                                                                                   SUBACCOUNTS (CONTINUED)
                                                           ------------------------------------------------------------------------

                                                            AST BALANCED      AST CONSERVATIVE    AST PRESERVATION    GARTMORE GVIT
                                                          ASSET ALLOCATION    ASSET ALLOCATION    ASSET ALLOCATION     DEVELOPING
                                                              PORTFOLIO           PORTFOLIO          PORTFOLIO           MARKETS
                                                          ----------------    ----------------    ----------------   --------------

                                                             $23,582,498       $    8,599,959      $    2,208,901    $    6,988,022
                                                             -----------       --------------      --------------    --------------
                                                             $23,582,498       $    8,599,959      $    2,208,901    $    6,988,022
                                                             ===========       ==============      ==============    ==============


                                                             $23,582,498       $    8,599,959      $    2,208,901    $    6,988,022
                                                             -----------       --------------      --------------    --------------
                                                             $23,582,498       $    8,599,959      $    2,208,901    $    6,988,022
                                                             ===========       ==============      ==============    ==============

                                                               2,355,050              857,910             220,096           579,313
                                                             ===========       ==============      ==============    ==============

                                                               2,348,854              856,570             219,573           535,481
                                                             $     10.04       $        10.04      $        10.06    $        13.05
                                                             $23,622,613       $    8,603,945      $    2,209,992    $    6,423,110





                                                                                    SUBACCOUNTS (CONTINUED)
                                                            -----------------------------------------------------------------------

                                                             AST BALANCED      AST CONSERVATIVE    AST PRESERVATION   GARTMORE GVIT
                                                           ASSET ALLOCATION    ASSET ALLOCATION    ASSET ALLOCATION     DEVELOPING
                                                               PORTFOLIO           PORTFOLIO          PORTFOLIO          MARKETS
                                                           ----------------    ----------------    ----------------   -------------

                                                             $          0       $            0      $            0    $       7,170
                                                             ------------       --------------      --------------    -------------




                                                                   13,960                4,896               1,090           29,954
                                                             ------------       --------------      --------------    -------------

                                                                  (13,960)              (4,896)             (1,090)         (22,784)
                                                             ------------       --------------      --------------    -------------



                                                                        0                    0                   0          184,335
                                                                    3,894                1,099                  20           17,210
                                                                  (40,115)              (3,986)             (1,091)         564,912
                                                             ------------       --------------      --------------    -------------

                                                                  (36,221)              (2,887)             (1,071)         766,457
                                                             ------------       --------------      --------------    -------------


                                                             $    (50,181)      $       (7,783)     $       (2,161)   $     743,673
                                                             ============       ==============      ==============    =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A14

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                SUBACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                           PRUDENTIAL MONEY MARKET       PRUDENTIAL DIVERSIFIED BOND
                                                  PORTFOLIO                       PORTFOLIO             PRUDENTIAL EQUITY PORTFOLIO
                                        -----------------------------    ---------------------------    ---------------------------
                                         01/01/2005      01/01/2004      01/01/2005      01/01/2004      01/01/2005     01/01/2004
                                             TO              TO              TO              TO              TO             TO
                                         12/31/2005      12/31/2004      12/31/2005      12/31/2004      12/31/2005     12/31/2004
                                       -------------    -------------   ------------    ------------    ------------   ------------
OPERATIONS
 Net investment income (loss) ......   $   3,074,108    $  (1,286,984)  $ 15,924,404    $ 14,048,404    $ (2,003,882)  $   (742,541)
 Capital gains distributions
  received .........................               0                0      3,104,924               0               0              0
 Realized gain (loss) on shares
  redeemed .........................               0                0        185,432         747,430     (16,708,474)   (23,185,880)
 Net change in unrealized gain
  (loss) on investments ............               0                0    (11,685,529)      3,770,820      60,319,315     57,878,332
                                       -------------    -------------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM OPERATIONS .       3,074,108       (1,286,984)     7,529,231      18,566,654      41,606,959     33,949,911
                                       -------------    -------------   ------------    ------------    ------------   ------------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .......      25,973,296       45,997,417      1,039,019       1,900,640       9,659,650     19,296,942
 Surrenders, withdrawals and death
  benefits .........................     (62,482,427)     (68,756,681)   (64,622,933)    (66,835,749)    (56,559,288)   (52,145,804)
 Net transfers between other
  subaccounts or fixed rate option .         (43,165)     (56,343,094)    (2,540,138)    (17,469,522)      8,247,822     (3,394,283)
 Withdrawal and other charges ......        (159,430)        (141,857)      (163,986)       (191,414)       (325,998)      (237,351)
                                       -------------    -------------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM CONTRACT
  OWNER TRANSACTIONS ...............     (36,711,726)     (79,244,215)   (66,288,038)    (82,596,045)    (38,977,814)   (36,480,496)
                                       -------------    -------------   ------------    ------------    ------------   ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS ...........................     (33,637,618)     (80,531,199)   (58,758,807)    (64,029,391)      2,629,145     (2,530,585)

NET ASSETS
 Beginning of period ...............     243,516,359      324,047,558    442,816,918     506,846,309     435,763,666    438,294,251
                                       -------------    -------------   ------------    ------------    ------------   ------------
 End of period .....................   $ 209,878,741    $ 243,516,359   $384,058,111    $442,816,918    $438,392,811   $435,763,666
                                       =============    =============   ============    ============    ============   ============

 Beginning units ...................     213,892,002      279,424,784    283,870,233     338,318,703     266,362,367    285,436,115
                                       -------------    -------------   ------------    ------------    ------------   ------------
 Units issued ......................     153,718,217      172,655,649     15,432,921      17,336,056      40,581,187     33,577,225
 Units redeemed ....................    (184,364,673)    (238,188,431)   (57,553,788)    (71,784,526)    (57,093,973)   (52,650,973)
                                       -------------    -------------   ------------    ------------    ------------   ------------
 Ending units ......................     183,245,546      213,892,002    241,749,366     283,870,233     249,849,581    266,362,367
                                       =============    =============   ============    ============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A15


                                                             SUBACCOUNTS (CONTINUED)
              ---------------------------------------------------------------------------------------------------------------------
                 PRUDENTIAL FLEXIBLE        PRUDENTIAL CONSERVATIVE
                       MANAGED                      BALANCED                                            PRUDENTIAL HIGH YIELD BOND
                      PORTFOLIO                    PORTFOLIO             PRUDENTIAL VALUE PORTFOLIO              PORTFOLIO
              -------------------------    --------------------------    ---------------------------    ---------------------------
              01/01/2005    01/01/2004     01/01/2005     01/01/2004     01/01/2005      01/01/2004      01/01/2005     01/01/2004
                  TO            TO             TO             TO             TO              TO              TO             TO
              12/31/2005    12/31/2004     12/31/2005     12/31/2004     12/31/2005      12/31/2004      12/31/2005     12/31/2004
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------

             $   194,740    $    29,404   $   512,490    $    363,288   $   (233,309)   $   (209,501)   $ 11,776,412   $ 14,426,069
                       0              0       511,745         342,596              0               0               0              0
                (377,559)      (833,319)     (423,229)       (835,159)     1,248,164      (7,423,878)    (11,508,635)   (12,613,537)
                 974,063      3,801,436       261,179       3,568,051     55,481,776      59,354,321       3,768,417     18,432,869
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------


                 791,244      2,997,521       862,185       3,438,776     56,496,631      51,720,942       4,036,194     20,245,401
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------


                 125,285        168,510       278,625         195,297     16,256,015      21,394,102         719,220      1,290,827
              (5,421,580)    (5,709,740)   (9,346,996)    (10,465,932)   (53,091,429)    (45,280,446)    (38,024,426)   (40,671,073)

                (229,798)        48,963      (431,250)         94,020      9,960,551       6,678,528      (3,470,112)    (1,936,786)
                       0              0             0               0       (291,812)       (204,587)        (91,653)      (103,171)
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------



              (5,526,093)    (5,492,267)   (9,499,621)    (10,176,615)   (27,166,675)    (17,412,403)    (40,866,971)   (41,420,203)
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------

              (4,734,849)    (2,494,746)   (8,637,436)     (6,737,839)    29,329,956      34,308,539     (36,830,777)   (21,174,802)


              34,089,337     36,584,083    53,905,299      60,643,138    396,997,224     362,688,685     240,357,409    261,532,211
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------
             $29,354,488    $34,089,337   $45,267,863    $ 53,905,299   $426,327,180    $396,997,224    $203,526,632   $240,357,409
             ===========    ===========   ===========    ============   ============    ============    ============   ============

              21,202,342     24,848,759    34,197,360      40,989,495    202,437,819     201,620,943     160,680,619    190,159,605
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------
                 439,277        608,773       649,387       1,064,766     38,637,914      40,368,726      11,172,628     13,975,421
              (3,868,685)    (4,255,190)   (6,693,865)     (7,856,901)   (45,040,307)    (39,551,850)    (38,422,431)   (43,454,407)
             -----------    -----------   -----------    ------------   ------------    ------------    ------------   ------------
              17,772,934     21,202,342    28,152,882      34,197,360    196,035,426     202,437,819     133,430,816    160,680,619
             ===========    ===========   ===========    ============   ============    ============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A16

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                 SUBACCOUNTS
                                           ----------------------------------------------------------------------------------------
                                              PRUDENTIAL NATURAL
                                                   RESOURCES               PRUDENTIAL STOCK INDEX
                                                   PORTFOLIO                     PORTFOLIO              PRUDENTIAL GLOBAL PORTFOLIO
                                           -------------------------    ----------------------------    ---------------------------
                                           01/01/2005    01/01/2004     01/01/2005       01/01/2004      01/01/2005     01/01/2004
                                               TO            TO             TO               TO              TO             TO
                                           12/31/2005    12/31/2004     12/31/2005       12/31/2004      12/31/2005     12/31/2004
                                          -----------    -----------   ------------    -------------    ------------   ------------
OPERATIONS
 Net investment income (loss) .........   $  (199,053)   $   209,203   $     23,031    $   1,239,116    $ (1,057,022)  $   (559,585)
 Capital gains distributions received .     1,127,518        383,998     16,740,469       11,234,005               0              0
 Realized gain (loss) on shares
  redeemed ............................       851,203        437,034     (7,350,862)     (11,004,851)     (3,461,790)    (5,985,796)
 Net change in unrealized gain (loss)
  on investments ......................     4,521,391      1,213,153      9,207,763       55,067,514      21,340,112     15,956,359
                                          -----------    -----------   ------------    -------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...........     6,301,059      2,243,388     18,620,401       56,535,784      16,821,300      9,410,978
                                          -----------    -----------   ------------    -------------    ------------   ------------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments ..........        70,375         65,588     23,225,886       48,477,770       4,679,580      9,100,882
 Surrenders, withdrawals and death
  benefits ............................    (1,972,363)    (1,385,296)   (73,909,593)     (70,056,973)    (13,765,966)   (12,485,939)
 Net transfers between other
   subaccounts or fixed rate option ...     1,120,442        789,110    (14,785,853)      13,236,484      (4,029,339)       366,903
 Withdrawal and other charges .........             0              0       (661,930)        (468,263)       (121,972)       (84,867)
                                          -----------    -----------   ------------    -------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS ........................      (781,546)      (530,598)   (66,131,490)      (8,810,982)    (13,237,697)    (3,103,021)
                                          -----------    -----------   ------------    -------------    ------------   ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS ..............................     5,519,513      1,712,790    (47,511,089)      47,724,802       3,583,603      6,307,957

NET ASSETS
 Beginning of period ..................    11,783,155     10,070,365    693,094,086      645,369,284     128,220,805    121,912,848
                                          -----------    -----------   ------------    -------------    ------------   ------------
 End of period ........................   $17,302,668    $11,783,155   $645,582,997    $ 693,094,086    $131,804,408   $128,220,805
                                          ===========    ===========   ============    =============    ============   ============

 Beginning units ......................     3,501,077      3,693,730    443,160,103      434,431,502      92,114,846     93,158,486
                                          -----------    -----------   ------------    -------------    ------------   ------------
 Units issued .........................       537,765        545,780     49,082,867      110,943,851      11,554,308     19,750,226
 Units redeemed .......................      (695,357)      (738,433)   (85,145,294)    (102,215,250)    (20,114,911)   (20,793,866)
                                          -----------    -----------   ------------    -------------    ------------   ------------
 Ending units .........................     3,343,485      3,501,077    407,097,676      443,160,103      83,554,243     92,114,846
                                          ===========    ===========   ============    =============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A17



                                                           SUBACCOUNTS (CONTINUED)
           ------------------------------------------------------------------------------------------------------------------------
                                               PRUDENTIAL SMALL                T. ROWE PRICE
               PRUDENTIAL JENNISON              CAPITALIZATION                 INTERNATIONAL               T. ROWE PRICE EQUITY
                    PORTFOLIO                   STOCK PORTFOLIO               STOCK PORTFOLIO                STOCK PORTFOLIO
           ---------------------------    ---------------------------    --------------------------    ----------------------------
           01/01/2005      01/01/2004     01/01/2005      01/01/2004     01/01/2005     01/01/2004      01/01/2005      01/01/2004
               TO              TO             TO              TO             TO             TO              TO              TO
           12/31/2005      12/31/2004     12/31/2005      12/31/2004     12/31/2005     12/31/2004      12/31/2005      12/31/2004
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------

          $ (7,844,782)   $ (5,969,525)  $   (994,377)   $   (932,941)  $    72,220    $   (114,520)   $    240,902   $     256,554
                     0               0      7,377,098         437,380       135,437               0       7,233,320       3,598,200
           (26,600,394)    (35,400,470)     4,359,106       2,713,790       500,113        (336,844)      3,643,661       2,025,594
           104,537,581      87,748,468     (3,857,770)     19,659,239     4,707,177       4,896,958      (7,394,507)     14,000,009
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------


            70,092,405      46,378,473      6,884,057      21,877,468     5,414,947       4,445,594       3,723,376      19,880,357
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------


            15,023,848      25,284,851        533,120         485,930       242,431         154,332         866,798         455,677
           (72,804,314)    (64,278,748)   (16,497,915)    (14,105,923)   (5,933,509)     (4,591,740)    (22,761,999)    (18,247,464)

           (22,712,444)    (13,987,368)     3,576,832       6,937,170     1,553,060       1,806,337       3,917,222       4,715,183
              (488,643)       (432,881)       (40,261)        (41,317)      (14,713)        (15,985)        (58,840)        (64,565)
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------



           (80,981,553)    (53,414,146)   (12,428,224)     (6,724,140)   (4,152,731)     (2,647,056)    (18,036,819)    (13,141,169)
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------

           (10,889,148)     (7,035,673)    (5,544,167)     15,153,328     1,262,216       1,798,538     (14,313,443)      6,739,188


           620,025,560     627,061,233    127,910,616     112,757,288    40,478,749      38,680,211     164,796,428     158,057,240
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------
          $609,136,412    $620,025,560   $122,366,449    $127,910,616   $41,740,965    $ 40,478,749    $150,482,985   $ 164,796,428
          ============    ============   ============    ============   ===========    ============    ============   =============

           421,799,695     453,187,148     56,065,626      59,374,221    35,381,727      37,910,468      84,329,331      91,613,951
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------
            36,436,469      48,161,532      7,479,151       9,580,801     4,862,644       8,654,904       9,099,343       9,406,190
           (85,563,542)    (79,548,985)   (12,778,418)    (12,889,396)   (8,365,719)    (11,183,645)    (18,264,085)    (16,690,810)
          ------------    ------------   ------------    ------------   -----------    ------------    ------------   -------------
           372,672,622     421,799,695     50,766,359      56,065,626    31,878,652      35,381,727      75,164,589      84,329,331
          ============    ============   ============    ============   ===========    ============    ============   =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A18

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                 SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                           PREMIER VIT OPCAP MANAGED     PREMIER VIT OPCAP SMALL CAP
                                                   PORTFOLIO                      PORTFOLIO              AIM V.I. CORE EQUITY FUND
                                          ---------------------------    ---------------------------    ---------------------------
                                          01/01/2005      01/01/2004     01/01/2005      01/01/2004      01/01/2005     01/01/2004
                                              TO              TO             TO              TO              TO             TO
                                          12/31/2005      12/31/2004     12/31/2005      12/31/2004      12/31/2005     12/31/2004
                                         ------------    ------------   ------------    ------------    ------------   ------------
OPERATIONS
 Net investment income (loss) ........   $   (290,396)   $    297,115   $ (1,157,449)   $ (1,275,756)   $     27,179   $   (421,222)
 Capital gains distributions received       6,153,227               0     12,321,434               0               0              0
 Realized gain (loss) on shares
  redeemed ...........................        574,999      (1,223,056)     2,233,779       2,797,853        (192,493)    (1,165,125)
 Net change in unrealized gain (loss)
  on investments .....................        327,457      18,666,921    (15,690,182)     12,725,725       2,963,205      7,917,892
                                         ------------    ------------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..........      6,765,287      17,740,980     (2,292,418)     14,247,822       2,797,891      6,331,545
                                         ------------    ------------   ------------    ------------    ------------   ------------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .........        950,087         706,195        467,797         362,801         276,436        235,647
 Surrenders, withdrawals and death
  benefits ...........................    (28,567,372)    (28,438,327)   (12,659,882)    (11,935,602)    (11,841,646)   (11,624,595)
 Net transfers between other
  subaccounts or fixed rate option ...     (5,382,872)     (5,628,650)    (5,678,069)        893,099      (3,240,493)    (3,416,782)
 Withdrawal and other charges ........        (94,228)       (106,546)       (31,767)        (38,549)        (39,049)       (46,484)
                                         ------------    ------------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS .......................    (33,094,385)    (33,467,328)   (17,901,921)    (10,718,251)    (14,844,752)   (14,852,214)
                                         ------------    ------------   ------------    ------------    ------------   ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS .............................    (26,329,098)    (15,726,348)   (20,194,339)      3,529,571     (12,046,861)    (8,520,669)

NET ASSETS
 Beginning of period .................    200,148,014     215,874,362     98,398,220      94,868,649      87,532,610     96,053,279
                                         ------------    ------------   ------------    ------------    ------------   ------------
 End of period .......................   $173,818,916    $200,148,014   $ 78,203,881    $ 98,398,220    $ 75,485,749   $ 87,532,610
                                         ============    ============   ============    ============    ============   ============

 Beginning units .....................    132,223,393     155,779,916     46,584,707      52,211,438      58,701,262     69,192,674
                                         ------------    ------------   ------------    ------------    ------------   ------------
 Units issued ........................      3,344,154       3,004,273      3,620,110       5,630,108       2,071,112      2,238,606
 Units redeemed ......................    (24,981,390)    (26,560,796)   (12,684,270)    (11,256,839)    (11,997,492)   (12,730,018)
                                         ------------    ------------   ------------    ------------    ------------   ------------
 Ending units ........................    110,586,157     132,223,393     37,520,547      46,584,707      48,774,882     58,701,262
                                         ============    ============   ============    ============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A19


                                                            SUBACCOUNTS (CONTINUED)
             ----------------------------------------------------------------------------------------------------------------------
                                               JANUS ASPEN LARGE CAP
               AIM V.I. PREMIER EQUITY        GROWTH - INSTITUTIONAL        JANUS ASPEN INTERNATIONAL        MFS VIT - RESEARCH
                        FUND                          SHARES                    GROWTH PORTFOLIO                 BOND SERIES
             ---------------------------    ---------------------------    ---------------------------    -------------------------
             01/01/2005      01/01/2004     01/01/2005      01/01/2004     01/01/2005      01/01/2004     01/01/2005     01/01/2004
                 TO              TO             TO              TO             TO              TO             TO             TO
             12/31/2005      12/31/2004     12/31/2005      12/31/2004     12/31/2005      12/31/2004     12/31/2005     12/31/2004
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------

            $   (792,567)   $ (1,458,828)  $ (1,412,356)   $ (1,963,984)  $   (327,827)   $   (819,891)   $  (381,319)  $  (137,664)
                       0               0              0               0              0               0              0             0
              (8,190,144)     (9,825,695)    (9,458,633)    (11,455,592)     3,562,660      (1,885,531)      (838,873)   (1,805,880)
              13,978,563      17,172,998     13,941,184      17,274,574     43,383,838      29,033,197      3,705,802     7,855,279
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------


               4,995,852       5,888,475      3,070,195       3,854,998     46,618,671      26,327,775      2,485,610     5,911,735
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------


                 260,119         409,935        345,050         845,675        503,970         557,130         71,559       163,043
             (18,711,017)    (17,254,921)   (18,433,869)    (17,111,527)   (23,046,183)    (18,850,156)    (6,804,128)   (5,203,800)

              (7,819,374)     (7,860,893)    (8,708,739)    (10,415,508)    (3,189,605)     (7,905,025)      (896,465)   (1,669,375)
                 (72,472)        (85,972)       (76,999)        (94,888)       (79,852)        (86,410)       (19,625)      (22,650)
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------



             (26,342,744)    (24,791,851)   (26,874,557)    (26,776,248)   (25,811,670)    (26,284,461)    (7,648,659)   (6,732,782)
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------

             (21,346,892)    (18,903,376)   (23,804,362)    (22,921,250)    20,807,001          43,314     (5,163,049)     (821,047)


             148,445,110     167,348,486    150,008,465     172,929,715    172,016,720     171,973,406     45,567,266    46,388,313
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------
            $127,098,218    $148,445,110   $126,204,103    $150,008,465   $192,823,721    $172,016,720    $40,404,217   $45,567,266
            ============    ============   ============    ============   ============    ============    ===========   ===========

             109,220,077     128,354,897    108,636,431     128,974,495     94,695,241     110,936,087     33,162,132    38,554,399
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------
               3,308,032       3,084,853      6,353,033       4,153,677     10,224,870       5,428,280      1,489,848     1,416,260
             (22,787,035)    (22,219,673)   (26,315,068)    (24,491,741)   (23,552,913)    (21,669,126)    (6,971,844)   (6,808,527)
            ------------    ------------   ------------    ------------   ------------    ------------    -----------   -----------
              89,741,074     109,220,077     88,674,396     108,636,431     81,367,198      94,695,241     27,680,136    33,162,132
            ============    ============   ============    ============   ============    ============    ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A20

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                   SUBACCOUNTS
                                              -------------------------------------------------------------------------------------
                                                                                CREDIT SUISSE TRUST
                                                                                      GLOBAL                 AMERICAN CENTURY VP
                                              MFS EMERGING GROWTH SERIES          SMALL CAP FUND                 VALUE FUND
                                              ---------------------------    -------------------------    -------------------------
                                              01/01/2005      01/01/2004     01/01/2005     01/01/2004    01/01/2005     01/01/2004
                                                  TO              TO             TO             TO            TO             TO
                                              12/31/2005      12/31/2004     12/31/2005     12/31/2004    12/31/2005     12/31/2004
                                             ------------    ------------   -----------    -----------    -----------   -----------
OPERATIONS
 Net investment income (loss) ............   $ (1,572,189)   $ (1,752,490)  $  (331,262)   $  (331,029)   $  (293,265)  $  (230,921)
 Capital gains distributions received ....              0               0             0              0      6,246,311       477,375
 Realized gain (loss) on shares redeemed .     (7,816,219)     (9,853,050)     (876,560)    (1,634,491)     1,748,794     1,470,995
 Net change in unrealized gain (loss) on
  investments ............................     17,111,670      24,893,709     4,424,556      5,555,729     (5,702,488)    5,676,778
                                             ------------    ------------   -----------    -----------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..............      7,723,262      13,288,169     3,216,734      3,590,209      1,999,352     7,394,227
                                             ------------    ------------   -----------    -----------    -----------   -----------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .............        282,164         497,238        50,446         89,253      1,647,926       220,373
 Surrenders, withdrawals and death
  benefits ...............................    (15,731,271)    (14,336,081)   (3,017,768)    (2,799,786)    (9,833,652)   (6,846,150)
 Net transfers between other subaccounts
  or fixed rate option ...................     (7,270,979)     (6,187,855)     (612,507)       242,561        351,534     2,502,420
 Withdrawal and other charges ............        (64,560)        (76,414)      (11,332)       (12,594)       (22,423)      (24,268)
                                             ------------    ------------   -----------    -----------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS ...........................    (22,784,646)    (20,103,112)   (3,591,161)    (2,480,566)    (7,856,615)   (4,147,625)
                                             ------------    ------------   -----------    -----------    -----------   -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS ..    (15,061,384)     (6,814,943)     (374,427)     1,109,643     (5,857,263)    3,246,602

NET ASSETS
 Beginning of period .....................    126,132,586     132,947,529    24,922,230     23,812,587     63,894,449    60,647,847
                                             ------------    ------------   -----------    -----------    -----------   -----------
 End of period ...........................   $111,071,202    $126,132,586   $24,547,803    $24,922,230    $58,037,186   $63,894,449
                                             ============    ============   ===========    ===========    ===========   ===========


 Beginning units .........................     98,290,772     115,436,823    22,246,516     24,729,695     34,892,219    37,345,849
                                             ------------    ------------   -----------    -----------    -----------   -----------
 Units issued ............................      3,627,055       4,619,328     2,799,093      3,743,882      4,688,276     5,062,341
 Units redeemed ..........................    (21,554,539)    (21,765,379)   (5,915,937)    (6,227,061)    (8,957,780)   (7,515,971)
                                             ------------    ------------   -----------    -----------    -----------   -----------
 Ending units ............................     80,363,288      98,290,772    19,129,672     22,246,516     30,622,715    34,892,219
                                             ============    ============   ===========    ===========    ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A21



                                                           SUBACCOUNTS (CONTINUED)
           ------------------------------------------------------------------------------------------------------------------------
                                          PRUDENTIAL JENNISON 20/20       PRUDENTIAL DIVERSIFIED
            FRANKLIN SMALL - MID CAP                FOCUS                      CONSERVATIVE
               GROWTH SECURITIES                  PORTFOLIO                  GROWTH PORTFOLIO                DAVIS VALUE FUND
           --------------------------    ---------------------------    ---------------------------    ----------------------------
           01/01/2005     01/01/2004     01/01/2005      01/01/2004     01/01/2005      01/01/2004      01/01/2005      01/01/2004
               TO             TO             TO              TO             TO              TO              TO              TO
           12/31/2005     12/31/2004     12/31/2005      12/31/2004     12/31/2005      12/31/2004      12/31/2005      12/31/2004
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------

          $   (745,362)   $  (836,019)  $   (753,601)   $   (756,597)  $  2,574,827    $  2,707,891    $   (308,768)  $    (380,318)
                     0              0              0               0              0               0               0               0
            (1,843,875)    (2,314,016)       980,144         238,903      2,535,471       1,103,764       1,521,013         341,860
             4,031,486      8,712,213     12,042,155       8,409,490      2,730,333       8,271,173       4,049,436       7,024,593
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------


             1,442,249      5,562,178     12,268,698       7,891,796      7,840,631      12,082,828       5,261,681       6,986,135
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------


               122,356        202,883        335,070         168,042        722,543       1,123,788       3,295,693         458,828
            (6,921,090)    (6,128,194)    (8,573,349)     (6,679,645)   (22,210,088)    (18,191,688)    (12,536,561)     (7,666,257)

            (2,983,198)    (1,839,082)     9,958,462       1,942,329       (513,632)      2,710,234       1,099,053       6,683,593
               (27,221)       (32,261)       (27,737)        (28,614)       (58,383)        (63,582)        (22,598)        (23,271)
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------



            (9,809,153)    (7,796,654)     1,692,446      (4,597,888)   (22,059,560)    (14,421,248)     (8,164,413)       (547,107)
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------

            (8,366,904)    (2,234,476)    13,961,144       3,293,908    (14,218,929)     (2,338,420)     (2,902,732)      6,439,028


            60,059,761     62,294,237     62,053,175      58,759,267    157,523,182     159,861,602      71,510,980      65,071,952
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------
          $ 51,692,857    $60,059,761   $ 76,014,319    $ 62,053,175   $143,304,253    $157,523,182    $ 68,608,248   $  71,510,980
          ============    ===========   ============    ============   ============    ============    ============   =============


            39,929,116     45,499,046     51,736,138      56,016,258    123,176,004     135,063,781      69,705,276      70,263,088
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------
             4,902,886      2,838,426     12,797,348       6,719,272      5,635,885       9,482,849      11,243,279      15,919,117
           (11,579,157)    (8,408,356)   (11,680,877)    (10,999,392)   (22,668,142)    (21,370,626)    (18,990,219)    (16,476,929)
          ------------    -----------   ------------    ------------   ------------    ------------    ------------   -------------
            33,252,845     39,929,116     52,852,609      51,736,138    106,143,747     123,176,004      61,958,336      69,705,276
          ============    ===========   ============    ============   ============    ============    ============   =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A22

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------
                                             ALLIANCEBERNSTEIN LARGE     PRUDENTIAL SP T.ROWE PRICE
                                                       CAP                   LARGE - CAP GROWTH          PRUDENTIAL SP DAVIS VALUE
                                                GROWTH PORTFOLIO                  PORTFOLIO                      PORTFOLIO
                                            -------------------------    ---------------------------    ---------------------------
                                            01/01/2005    01/01/2004     01/01/2005      01/01/2004      01/01/2005     01/01/2004
                                                TO            TO             TO              TO              TO             TO
                                            12/31/2005    12/31/2004     12/31/2005      12/31/2004      12/31/2005     12/31/2004
                                           -----------    -----------   ------------    ------------    ------------   ------------
OPERATIONS
 Net investment income (loss) ..........   $  (146,642)   $  (160,651)  $   (870,313)   $   (773,798)   $ (1,650,151)  $ (2,361,508)
 Capital gains distributions received ..             0              0              0               0      23,511,300              0
 Realized gain (loss) on shares
  redeemed .............................      (174,009)      (474,070)       581,383         (33,528)      3,081,432      2,162,767
 Net change in unrealized gain (loss)
   on investments ......................     1,595,857      1,345,344      7,870,042       3,116,094      (7,195,824)    20,923,470
                                           -----------    -----------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ............     1,275,206        710,623      7,581,112       2,308,768      17,746,757     20,724,729
                                           -----------    -----------   ------------    ------------    ------------   ------------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments ...........       956,862         28,117      3,811,192      10,302,127      18,436,514     41,374,075
 Surrenders, withdrawals and death
  benefits .............................    (2,584,759)    (1,208,017)    (3,832,314)     (3,145,472)    (16,039,171)   (12,169,100)
 Net transfers between other
  subaccounts or fixed rate option .....       325,543       (594,364)    (1,092,616)      1,664,500      (4,738,940)    14,886,917
 Withdrawal and other charges ..........        (4,144)        (4,754)      (109,082)        (63,718)       (425,176)      (248,332)
                                           -----------    -----------   ------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS .........................    (1,306,498)    (1,779,018)    (1,222,820)      8,757,437      (2,766,773)    43,843,560
                                           -----------    -----------   ------------    ------------    ------------   ------------

TOTAL INCREASE (DECREASE) IN NET ASSETS        (31,292)    (1,068,395)     6,358,292      11,066,205      14,979,984     64,568,289

NET ASSETS
 Beginning of period ...................    11,285,979     12,354,374     53,432,712      42,366,507     228,840,293    164,272,004
                                           -----------    -----------   ------------    ------------    ------------   ------------
 End of period .........................   $11,254,687    $11,285,979   $ 59,791,004    $ 53,432,712    $243,820,277   $228,840,293
                                           ===========    ===========   ============    ============    ============   ============


 Beginning units .......................    19,559,751     22,880,581     60,176,615      53,416,678     189,703,912    155,812,824
                                           -----------    -----------   ------------    ------------    ------------   ------------
 Units issued ..........................     3,117,804      3,487,753      9,685,721      20,147,462      31,802,115     61,762,834
 Units redeemed ........................    (5,452,983)    (6,808,583)   (12,620,592)    (13,387,525)    (35,669,632)   (27,871,746)
                                           -----------    -----------   ------------    ------------    ------------   ------------
 Ending units ..........................    17,224,572     19,559,751     57,241,744      60,176,615     185,836,395    189,703,912
                                           ===========    ===========   ============    ============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A23



                                                           SUBACCOUNTS (CONTINUED)
          -------------------------------------------------------------------------------------------------------------------------
                                                                                                         PRUDENTIAL SP PIMCO HIGH
            PRUDENTIAL SP SMALL CAP        PRUDENTIAL SP SMALL CAP       PRUDENTIAL SP PIMCO TOTAL                 YIELD
                VALUE PORTFOLIO               GROWTH PORTFOLIO                RETURN PORTFOLIO                   PORTFOLIO
          ---------------------------    ---------------------------    ----------------------------    ---------------------------
          01/01/2005      01/01/2004     01/01/2005      01/01/2004     01/01/2005       01/01/2004      01/01/2005     01/01/2004
              TO              TO             TO              TO             TO               TO              TO             TO
          12/31/2005      12/31/2004     12/31/2005      12/31/2004     12/31/2005       12/31/2004      12/31/2005     12/31/2004
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------

         $ (2,330,433)   $ (2,295,221)  $   (598,496)   $   (498,386)  $ 14,937,975    $   1,789,187    $  9,373,638   $  8,312,951
           25,276,567          46,261              0               0      8,173,454        7,879,777       2,712,916      1,408,581
            3,784,154       2,448,059        291,398         179,705        906,429        2,178,852         749,369        782,317
          (19,811,506)     30,775,432        770,574        (276,571)   (20,179,812)       4,291,417      (8,389,007)     1,795,469
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------


            6,918,782      30,974,531        463,476        (595,252)     3,838,046       16,139,233       4,446,916     12,299,318
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------


           21,085,909      42,154,143      4,388,235      10,643,113     34,218,653       71,078,247      17,885,556     44,028,887
          (16,478,645)    (10,917,661)    (2,300,517)     (2,116,513)   (47,726,383)     (41,159,292)    (16,052,943)    (9,910,901)

             (250,597)     22,810,593         20,758       2,858,943      5,866,695        1,294,539      (3,639,342)    10,376,953
             (409,054)       (203,479)       (77,897)        (40,922)      (650,901)        (407,014)       (365,277)      (194,758)
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------



            3,947,613      53,843,596      2,030,579      11,344,621     (8,291,936)      30,806,480      (2,172,006)    44,300,181
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------

           10,866,395      84,818,127      2,494,055      10,749,369     (4,453,890)      46,945,713       2,274,910     56,599,499


          213,280,961     128,462,834     36,833,628      26,084,259    471,428,292      424,482,579     189,300,290    132,700,791
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------
         $224,147,356    $213,280,961   $ 39,327,683    $ 36,833,628   $466,974,402    $ 471,428,292    $191,575,200   $189,300,290
         ============    ============   ============    ============   ============    =============    ============   ============


          149,233,424     108,304,748     38,776,789      29,424,462    403,101,649      369,822,279     146,925,441    110,566,071
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------
           40,666,757      69,120,667     12,128,237      29,159,937     89,517,837      136,520,453      37,496,619     69,825,365
          (38,350,383)    (28,191,991)   (11,301,941)    (19,807,610)   (93,813,409)    (103,241,083)    (39,067,504)   (33,465,995)
         ------------    ------------   ------------    ------------   ------------    -------------    ------------   ------------
          151,549,798     149,233,424     39,603,085      38,776,789    398,806,077      403,101,649     145,354,556    146,925,441
         ============    ============   ============    ============   ============    =============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A24

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                   SUBACCOUNTS
                                              -------------------------------------------------------------------------------------
                                                JANUS ASPEN LARGE CAP
                                                       GROWTH                PRUDENTIAL SP LARGE CAP       PRUDENTIAL SP AIM CORE
                                                 PORTFOLIO - SERVICE                  VALUE                        EQUITY
                                                       SHARES                       PORTFOLIO                     PORTFOLIO
                                              -------------------------    ---------------------------    -------------------------
                                              01/01/2005    01/01/2004     01/01/2005      01/01/2004     01/01/2005     01/01/2004
                                                  TO            TO             TO              TO             TO             TO
                                              12/31/2005    12/31/2004     12/31/2005      12/31/2004     12/31/2005     12/31/2004
                                             -----------    -----------   ------------    ------------    -----------   -----------
OPERATIONS
 Net investment income (loss) ............   $  (320,207)   $  (317,564)  $   (781,670)   $   (597,026)   $  (166,283)  $  (265,263)
 Capital gains distributions received ....             0              0      2,578,872               0              0             0
 Realized gain (loss) on shares redeemed .       137,201        (50,400)     2,811,229       1,088,307        416,012       215,069
 Net change in unrealized gain (loss) on
  investments ............................       673,073        928,071        703,945      11,548,488        577,096     1,757,822
                                             -----------    -----------   ------------    ------------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..............       490,067        560,107      5,312,376      12,039,769        826,825     1,707,628
                                             -----------    -----------   ------------    ------------    -----------   -----------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .............     1,767,048      3,576,464     11,218,607      14,620,083      2,106,951     4,847,975
 Surrenders, withdrawals and death
  benefits ...............................    (1,714,278)    (1,316,327)    (8,959,942)     (5,128,710)    (1,980,207)   (1,471,407)
 Net transfers between other subaccounts
  or fixed rate option ...................    (1,089,399)       897,779      6,648,927       9,484,641         58,241     2,372,332
 Withdrawal and other charges ............       (41,469)       (25,450)      (155,278)        (86,285)       (46,630)      (27,542)
                                             -----------    -----------   ------------    ------------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS ...........................    (1,078,098)     3,132,466      8,752,314      18,889,729        138,355     5,721,358
                                             -----------    -----------   ------------    ------------    -----------   -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS ..      (588,031)     3,692,573     14,064,690      30,929,498        965,180     7,428,986

NET ASSETS
 Beginning of period .....................    22,331,675     18,639,102     94,236,232      63,306,734     27,334,238    19,905,252
                                             -----------    -----------   ------------    ------------    -----------   -----------
 End of period ...........................   $21,743,644    $22,331,675   $108,300,922    $ 94,236,232    $28,299,418   $27,334,238
                                             ===========    ===========   ============    ============    ===========   ===========

 Beginning units .........................    26,094,846     24,483,235     77,840,739      62,105,323     28,927,452    24,460,012
                                             -----------    -----------   ------------    ------------    -----------   -----------
 Units issued ............................     4,361,603      7,248,788     29,167,477      29,908,752      4,898,050     9,502,536
 Units redeemed ..........................    (6,280,988)    (5,637,177)   (22,626,379)    (14,173,336)    (5,365,011)   (5,035,096)
                                             -----------    -----------   ------------    ------------    -----------   -----------
 Ending units ............................    24,175,461     26,094,846     84,381,837      77,840,739     28,460,491    28,927,452
                                             ===========    ===========   ============    ============    ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A25


                                                         SUBACCOUNTS (CONTINUED)
          ----------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL SP STRATEGIC        PRUDENTIAL SP MID CAP
                  PARTNERS                       GROWTH              SP PRUDENTIAL U.S. EMERGING     PRUDENTIAL SP CONSERVATIVE
          FOCUSED GROWTH PORTFOLIO             PORTFOLIO                   GROWTH PORTFOLIO          ASSET ALLOCATION PORTFOLIO
         -------------------------    ---------------------------    ---------------------------     ---------------------------
         01/01/2005     01/01/2004     01/01/2005     01/01/2004      01/01/2005     01/01/2004      01/01/2005      01/01/2004
             TO             TO             TO             TO              TO             TO              TO              TO
         12/31/2005     12/31/2004     12/31/2005     12/31/2004      12/31/2005     12/31/2004       4/29/2005      12/31/2004
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------

         $  (436,880)  $  (354,283)   $ (1,773,781)  $ (1,072,575)   $ (2,062,216)  $ (1,345,187)   $ (1,906,620)   $   (921,067)
                   0             0               0              0      18,576,610         21,451      15,754,443         900,205
             692,794       144,784       2,231,696        560,450       1,595,404      1,084,163       5,522,383       2,787,086
           3,435,147     2,332,408       7,045,991     13,028,125       4,930,506     16,674,090       3,789,792      24,224,330
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------


           3,691,061     2,122,909       7,503,906     12,516,000      23,040,304     16,434,517      23,159,998      26,990,554
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------


           2,929,254     4,234,932      11,070,912     21,040,310      14,013,578     22,543,150     162,746,860     120,671,057
          (1,930,167)   (1,252,133)     (7,540,102)    (5,065,713)     (8,584,704)    (5,117,270)    (42,660,061)    (27,223,871)

           1,514,349     1,531,429      20,816,144     13,720,988      20,462,030      6,920,556      27,739,956      45,432,372
             (51,911)      (31,980)       (223,090)       (79,760)       (267,234)      (105,182)       (800,392)       (385,375)
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------



           2,461,525     4,482,248      24,123,864     29,615,825      25,623,670     24,241,254     147,026,363     138,494,183
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------

           6,152,586     6,605,157      31,627,770     42,131,825      48,663,974     40,675,771     170,186,361     165,484,737


          26,017,331    19,412,174      92,650,289     50,518,464     108,264,309     67,588,538     432,865,872     267,381,135
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------
         $32,169,917   $26,017,331    $124,278,059   $ 92,650,289    $156,928,283   $108,264,309    $603,052,233    $432,865,872
         ===========   ===========    ============   ============    ============   ============    ============    ============

          28,429,602    24,824,031      95,142,820     67,470,216      93,664,569     76,117,764     368,692,494     246,728,956
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------
           8,673,302     8,939,924      58,029,480     50,517,324      49,131,035     42,376,223     131,017,800     177,749,766
          (7,249,044)   (5,334,353)    (35,095,941)   (22,844,720)    (28,492,307)   (24,829,418)    (85,763,122)    (55,786,228)
         -----------   -----------    ------------   ------------    ------------   ------------    ------------    ------------
          29,853,860    28,429,602     118,076,359     95,142,820     114,303,297     93,664,569     413,947,172     368,692,494
         ===========   ===========    ============   ============    ============   ============    ============    ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A26

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                               SUBACCOUNTS
                                      ---------------------------------------------------------------------------------------------
                                                                                                         PRUDENTIAL SP AGGRESSIVE
                                      PRUDENTIAL SP BALANCED ASSET      PRUDENTIAL SP GROWTH ASSET                GROWTH
                                          ALLOCATION PORTFOLIO             ALLOCATION PORTFOLIO         ASSET ALLOCATION PORTFOLIO
                                      -----------------------------    -----------------------------    ---------------------------
                                       01/01/2005       01/01/2004      01/01/2005       01/01/2004      01/01/2005     01/01/2004
                                           TO               TO              TO               TO              TO             TO
                                        4/29/2005       12/31/2004       4/29/2005       12/31/2004      4/29/2005      12/31/2004
                                     --------------    ------------   --------------    ------------    ------------   ------------
OPERATIONS
 Net investment income (loss) ....   $   (8,391,491)   $ (5,155,492)  $   (9,710,264)   $ (5,494,084)   $ (1,984,517)  $ (1,282,329)
 Capital gains distributions
  received .......................       28,541,150         391,558       23,715,519               0       4,927,915              0
 Realized gain (loss) on shares
  redeemed .......................       10,206,946       3,905,465        9,694,025       2,852,616       1,796,723        779,686
 Net change in unrealized gain
  (loss) on investments ..........       33,460,032      61,620,530       44,912,109      57,245,689       7,633,077     12,308,390
                                     --------------    ------------   --------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS
  RESULTING FROM OPERATIONS ......       63,816,637      60,762,061       68,611,389      54,604,221      12,373,198     11,805,747
                                     --------------    ------------   --------------    ------------    ------------   ------------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .....      421,371,087     235,367,738      427,838,765     199,756,990      25,314,484     44,973,372
 Surrenders, withdrawals and
  death benefits .................      (63,097,609)    (33,478,654)     (39,846,844)    (19,087,699)     (6,046,274)    (3,692,371)
 Net transfers between other
  subaccounts or fixed rate
  option .........................       71,151,118      89,433,241       47,604,714      61,391,559      10,277,529     13,288,481
 Withdrawal and other charges ....       (1,811,394)       (791,974)      (1,732,873)       (700,863)       (398,235)      (145,815)
                                     --------------    ------------   --------------    ------------    ------------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM CONTRACT
  OWNER TRANSACTIONS .............      427,613,202     290,530,351      433,863,762     241,359,987      29,147,504     54,423,667
                                     --------------    ------------   --------------    ------------    ------------   ------------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS .........................      491,429,839     351,292,412      502,475,151     295,964,208      41,520,702     66,229,414

NET ASSETS
 Beginning of period .............      772,349,897     421,057,485      597,023,484     301,059,276     117,544,427     51,315,013
                                     --------------    ------------   --------------    ------------    ------------   ------------
 End of period ...................   $1,263,779,736    $772,349,897   $1,099,498,635    $597,023,484    $159,065,129   $117,544,427
                                     ==============    ============   ==============    ============    ============   ============

 Beginning units .................      636,614,087     389,561,302      477,746,127     281,218,907      92,088,746     49,023,735
                                     --------------    ------------   --------------    ------------    ------------   ------------
 Units issued ....................      267,261,849     327,831,019      202,435,601     245,496,072      37,980,858     55,787,886
 Units redeemed ..................     (131,587,385)    (80,778,234)     (87,018,952)    (48,968,852)    (17,090,755)   (12,722,875)
                                     --------------    ------------   --------------    ------------    ------------   ------------
 Ending units ....................      772,288,551     636,614,087      593,162,776     477,746,127     112,978,849     92,088,746
                                     ==============    ============   ==============    ============    ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A27


                                                               SUBACCOUNTS (CONTINUED)
                   ----------------------------------------------------------------------------------------------------------------
                   PRUDENTIAL SP WILLIAM BLAIR         PRUDENTIAL SP LSV
                      INTERNATIONAL GROWTH               INTERNATIONAL            EVERGREEN VA BALANCED       EVERGREEN VA GROWTH
                            PORTFOLIO                   VALUE PORTFOLIO                   FUND                       FUND
                   ---------------------------    ---------------------------    -----------------------    -----------------------
                   01/01/2005      01/01/2004     01/01/2005      01/01/2004    01/01/2005    01/01/2004    01/01/2005   01/01/2004
                       TO              TO             TO              TO            TO            TO            TO           TO
                   12/31/2005      12/31/2004     12/31/2005      12/31/2004    12/31/2005    12/31/2004    12/31/2005   12/31/2004
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------

                  $   (712,287)   $   (638,139)  $   (858,931)   $   (618,843)  $    9,185    $  (13,867)   $  (22,939)  $  (23,213)
                     3,115,642               0      6,300,490               0            0             0             0            0
                     1,531,954         881,262      1,254,808         700,197       29,775        19,955        37,698       16,233
                     6,591,023       7,035,383      1,817,978       7,598,943       (1,130)       59,638        29,857      161,078
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------


                    10,526,332       7,278,506      8,514,337       7,680,297       37,830        65,726        44,616      154,098
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------


                    10,794,872      13,853,630      9,680,868      12,670,806       79,494       450,902        39,813      535,986
                    (4,338,616)     (3,210,864)    (5,503,963)     (2,456,683)    (163,638)     (104,334)     (139,627)     (51,386)

                     3,791,972      10,481,715      4,017,247       3,143,877     (271,303)     (189,730)     (139,297)    (131,777)
                      (128,275)        (58,541)      (148,186)        (74,034)      (2,079)       (3,482)       (2,126)      (1,889)
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------



                    10,119,953      21,065,940      8,045,966      13,283,966     (357,526)      153,356      (241,237)     350,934
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------

                    20,646,285      28,344,446     16,560,303      20,964,263     (319,696)      219,082      (196,621)     505,032


                    63,261,709      34,917,263     64,334,635      43,370,372    1,553,759     1,334,677     1,535,720    1,030,688
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------
                  $ 83,907,994    $ 63,261,709   $ 80,894,938    $ 64,334,635   $1,234,063    $1,553,759    $1,339,099   $1,535,720
                  ============    ============   ============    ============   ==========    ==========    ==========   ==========

                    58,452,618      40,927,605     56,154,796      45,767,010    1,325,909     1,190,092     1,019,764      766,474
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------
                    22,995,106      39,405,911     19,471,361      25,315,759      196,401       551,410        56,071      501,696
                   (16,011,767)    (21,880,898)   (13,742,304)    (14,927,973)    (505,044)     (415,593)     (227,130)    (248,406)
                  ------------    ------------   ------------    ------------   ----------    ----------    ----------   ----------
                    65,435,957      58,452,618     61,883,853      56,154,796    1,017,266     1,325,909       848,705    1,019,764
                  ============    ============   ============    ============   ==========    ==========    ==========   ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A28

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                       SUBACCOUNTS
                                                      -----------------------------------------------------------------------------


                                                                                                                 EVERGREEN VA
                                                                                  EVERGREEN VA SPECIAL           INTERNATIONAL
                                                      EVERGREEN VA OMEGA FUND          VALUES FUND                EQUITY FUND
                                                      -----------------------    -----------------------    -----------------------
                                                     01/01/2005    01/01/2004   01/01/2005    01/01/2004    01/01/2005    1/01/2004
                                                         TO            TO           TO            TO            TO           TO
                                                     12/31/2005    12/31/2004   12/31/2005    12/31/2004    12/31/2005   12/31/2004
                                                     ----------    ----------   ----------    ----------    ----------   ----------
OPERATIONS
 Net investment income (loss) ....................   $  (46,459)   $  (52,912)  $  (26,608)   $  (16,128)   $   12,737   $     (675)
 Capital gains distributions received ............            0             0      417,032        28,232             0            0
 Realized gain (loss) on shares redeemed .........       56,031        74,967      104,221        56,897        17,640        2,016
 Net change in unrealized gain (loss) on
  investments ....................................       39,593       169,806     (161,923)      480,340       176,546      128,299
                                                     ----------    ----------   ----------    ----------    ----------   ----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS ................................       49,165       191,861      332,722       549,341       206,923      129,640
                                                     ----------    ----------   ----------    ----------    ----------   ----------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments .....................       23,403       931,130      159,783     1,350,530       301,295      467,429
 Surrenders, withdrawals and death benefits ......     (124,117)      (57,759)    (162,448)      (85,250)      (40,262)      (7,121)
 Net transfers between other subaccounts or fixed
  rate option ....................................     (269,892)     (197,984)      (1,147)      192,891       202,051      123,059
 Withdrawal and other charges ....................       (7,487)       (4,826)     (10,022)       (4,047)       (2,294)        (688)
                                                     ----------    ----------   ----------    ----------    ----------   ----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM CONTRACT OWNER TRANSACTIONS ...............     (378,093)      670,561      (13,834)    1,454,124       460,790      582,679
                                                     ----------    ----------   ----------    ----------    ----------   ----------

TOTAL INCREASE (DECREASE) IN NET ASSETS ..........     (328,928)      862,422      318,888     2,003,465       667,713      712,319

NET ASSETS
 Beginning of period .............................    3,469,436     2,607,014    3,833,004     1,829,539     1,062,294      349,975
                                                     ----------    ----------   ----------    ----------    ----------   ----------
 End of period ...................................   $3,140,508    $3,469,436   $4,151,892    $3,833,004    $1,730,007   $1,062,294
                                                     ==========    ==========   ==========    ==========    ==========   ==========

 Beginning units .................................    2,483,750     1,962,208    2,603,188     1,470,603        86,839       33,522
                                                     ----------    ----------   ----------    ----------    ----------   ----------
 Units issued ....................................      219,850     1,283,989      465,465     1,534,966        55,172       63,824
 Units redeemed ..................................     (500,842)     (762,447)    (483,040)     (402,381)      (18,011)     (10,507)
                                                     ----------    ----------   ----------    ----------    ----------   ----------
 Ending units ....................................    2,202,758     2,483,750    2,585,613     2,603,188       124,000       86,839
                                                     ==========    ==========   ==========    ==========    ==========   ==========


* Date subaccount became available for investment


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A29


                                                      SUBACCOUNTS (CONTINUED)
  ----------------------------------------------------------------------------------------------------------------------------------
                                    AST                                 AST AMERICAN      AST COHEN &                     AST DEAM
        EVERGREEN VA         ALLIANCEBERNSTEIN     AST AMERICAN      CENTURY STRATEGIC    STEERS REAL    AST GLOBAL      LARGE-CAP
        FUNDAMENTAL           GROWTH & INCOME    CENTURY INCOME &         BALANCED          ESTATE       ALLOCATION        VALUE
       LARGE CAP FUND            PORTFOLIO       GROWTH PORTFOLIO        PORTFOLIO         PORTFOLIO      PORFOLIO        PORFOLIO
  -----------------------    -----------------   ----------------    -----------------    -----------   -----------     -----------
  01/01/2005    1/01/2004       03/14/2005*         03/14/2005*         03/14/2005*       03/14/2005*   03/14/2005*     03/14/2005*
      TO           TO               TO                  TO                   TO               TO             TO              TO
  12/31/2005   12/31/2004       12/31/2005          12/31/2005           12/31/2005       12/31/2005     12/31/2005      12/31/2005
  ----------   ----------    -----------------   ----------------    -----------------    -----------   -----------     -----------

  $  (25,657)  $      739       $   (5,114)         $   (8,827)          $   (6,949)      $  (33,437)    $   (1,664)     $  (17,173)
           0            0                0                   0                    0            3,254              0               0
      52,618        5,637            2,206               4,004                  181           19,238            672           7,423
     312,399      190,372           33,647              35,315               27,207          257,528         13,106         144,175
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------


     339,360      196,748           30,739              30,492               20,439          246,583         12,114         134,425
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------


      52,142    1,584,640          684,550             972,483              491,932        2,091,786        417,043       1,586,392
    (299,334)     (14,752)         (58,676)            (47,695)                (231)        (266,638)          (784)        (39,967)

   1,059,437      499,727          520,232             494,472              387,548        3,256,053         66,093       1,491,307
      (9,389)        (667)             (84)               (234)                 (87)          (2,349)           (61)           (748)
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------



     802,856    2,068,948        1,146,022           1,419,026              879,162        5,078,852        482,291       3,036,984
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------

   1,142,216    2,265,696        1,176,761           1,449,518              899,601        5,325,435        494,405       3,171,409


   2,975,543      709,847                0                   0                    0                0              0               0
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------
  $4,117,759   $2,975,543       $1,176,761          $1,449,518           $  899,601       $5,325,435     $  494,405      $3,171,409
  ==========   ==========       ==========          ==========           ==========       ==========     ==========      ==========

     266,436       68,284                0                   0                    0                0              0               0
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------
     137,539      221,863          136,208             157,477              102,420          567,935         49,353         359,067
     (60,038)     (23,711)         (21,536)            (17,202)             (15,183)        (124,886)        (2,756)        (63,221)
  ----------   ----------       ----------          ----------           ----------       ----------     ----------      ----------
     343,937      266,436          114,672             140,275               87,237          443,049         46,597         295,846
  ==========   ==========       ==========          ==========           ==========       ==========     ==========      ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A30

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                                  SUBACCOUNTS
                                            ---------------------------------------------------------------------------------------


                                             AST DEAM      AST DEAM     AST GOLDMAN    AST FEDERATED
                                            SMALL-CAP      SMALL-CAP       SACHS         AGGRESSIVE     AST MID-CAP   AST SMALL CAP
                                              GROWTH         VALUE       HIGH YIELD        GROWTH          VALUE          VALUE
                                             PORFOLIO      PORFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO
                                           -----------    -----------   -----------    -------------    -----------   -------------
                                           03/14/2005*    03/14/2005*   03/14/2005*     03/14/2005*     03/14/2005*    03/14/2005*
                                                TO            TO             TO              TO             TO              TO
                                            12/31/2005    12/31/2005     12/31/2005      12/31/2005     12/31/2005      12/31/2005
                                           -----------    -----------   -----------    -------------    -----------   -------------
OPERATIONS
 Net investment income (loss) ..........    $   (4,414)   $   (7,207)    $   (9,266)     $  (15,546)    $   (9,047)     $  (14,429)
 Capital gains distributions received ..             0           329              0           2,785              0             273
 Realized gain (loss) on shares
  redeemed .............................         3,774          (736)        (5,079)         19,579          4,302          29,323
 Net change in unrealized gain (loss)
  on investments .......................        18,699        (1,359)        43,783         212,525         26,773          59,084
                                            ----------    ----------     ----------      ----------     ----------      ----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ............        18,059        (8,973)        29,438         219,343         22,028          74,251
                                            ----------    ----------     ----------      ----------     ----------      ----------

CONTRACT OWNER TRANSACTIONS
 Contract owner net payments ...........       448,083       568,507      1,531,574       1,199,221      1,086,191       1,162,010
 Surrenders, withdrawals and death
  benefits .............................       (60,972)       (7,491)       (45,531)        (18,952)       (20,987)        (13,423)
 Net transfers between other
   subaccounts or fixed rate option ....       242,591       600,138      1,191,078       1,859,709        392,863       1,212,553
 Withdrawal and other charges ..........           (79)         (362)        (1,120)         (1,660)          (141)         (2,516)
                                            ----------    ----------     ----------      ----------     ----------      ----------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM CONTRACT OWNER
  TRANSACTIONS .........................       629,623     1,160,792      2,676,001       3,038,318      1,457,926       2,358,623
                                            ----------    ----------     ----------      ----------     ----------      ----------

TOTAL INCREASE (DECREASE) IN NET ASSETS        647,682     1,151,819      2,705,439       3,257,661      1,479,954       2,432,875

NET ASSETS
 Beginning of period ...................             0             0              0               0              0               0
                                            ----------    ----------     ----------      ----------     ----------      ----------
 End of period .........................    $  647,682    $1,151,819     $2,705,439      $3,257,661     $1,479,954      $2,432,875
                                            ==========    ==========     ==========      ==========     ==========      ==========

 Beginning units .......................             0             0              0               0              0               0
                                            ----------    ----------     ----------      ----------     ----------      ----------
 Units issued ..........................       101,893       136,333        339,876         350,168        169,161         287,551
 Units redeemed ........................       (39,080)      (21,380)       (65,467)        (52,859)       (26,145)        (58,971)
                                            ----------    ----------     ----------      ----------     ----------      ----------
 Ending units ..........................        62,813       114,953        274,409         297,309        143,016         228,580
                                            ==========    ==========     ==========      ==========     ==========      ==========

* Date subaccount became available for investment

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A31



                                                            SUBACCOUNTS (CONTINUED)
            -----------------------------------------------------------------------------------------------------------------------
                                                                                                              AST           AST
            AST GOLDMAN                                                                                   NEUBERGER &   NEUBERGER &
               SACHS        AST GOLDMAN        AST                          AST MARSICO                     BERMAN         BERMAN
           CONCENTRATED    SACHS MID-CAP    LARGE-CAP     AST LORD ABBETT     CAPITAL        AST MFS        MID-CAP       MID-CAP
              GROWTH          GROWTH          VALUE       BOND DEBENTURE       GROWTH         GROWTH        GROWTH         VALUE
             PORTFOLIO       PORTFOLIO      PORTFOLIO        PORTFOLIO       PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO
           ------------    -------------   -----------    ---------------   -----------    -----------    -----------   -----------
            03/14/2005*     03/14/2005*    03/14/2005*      03/14/2005*     03/14/2005*    03/14/2005*    03/14/2005*   03/14/2005*
                TO              TO              TO              TO               TO             TO            TO             TO
            12/31/2005      12/31/2005      12/31/2005      12/31/2005       12/31/2005     12/31/2005    12/31/2005     12/31/2005
           ------------    -------------   -----------    ---------------   -----------    -----------    -----------   -----------

            $   (5,925)     $  (15,593)    $   (65,189)     $  (15,591)      $  (44,641)    $   (8,227)   $  (21,971)   $   (60,786)
                     0               0               0             217                0              0             0         12,304
                 5,545           5,393          26,067           6,275           45,447          2,068       114,981         85,450
                35,023         105,119         244,443          33,108          341,612         49,641       195,444        523,577
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------


                34,643          94,919         205,321          24,009          342,418         43,482       288,454        560,545
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------


               733,264       1,316,156       5,436,486       1,905,854        4,205,760        694,782     1,973,535      5,905,613
                (7,226)        (14,117)       (202,023)        (31,024)         (83,276)       (43,904)      (37,177)      (116,450)

               280,049       1,080,903       4,828,502         937,012        3,263,904        774,712     2,706,884      5,142,795
                   (76)           (350)         (4,204)           (639)          (2,651)          (516)         (754)        (3,331)
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------



             1,006,011       2,382,592      10,058,761       2,811,203        7,383,737      1,425,074     4,642,488     10,928,627
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------

             1,040,654       2,477,511      10,264,082       2,835,212        7,726,155      1,468,556     4,930,942     11,489,172


                     0               0               0               0                0              0             0              0
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------
            $1,040,654      $2,477,511     $10,264,082      $2,835,212       $7,726,155     $1,468,556    $4,930,942    $11,489,172
            ==========      ==========     ===========      ==========       ==========     ==========    ==========    ===========

                     0               0               0               0                0              0             0              0
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------
               113,906         262,906       1,184,029         326,112          820,662        147,684       616,348      1,352,201
               (17,154)        (28,667)       (211,512)        (41,106)        (111,595)       (11,085)     (181,388)      (296,770)
            ----------      ----------     -----------      ----------       ----------     ----------    ----------    -----------
                96,752         234,239         972,517         285,006          709,067        136,599       434,960      1,055,431
            ==========      ==========     ===========      ==========       ==========     ==========    ==========    ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A32

                            FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

*STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2005 and 2004


                                                                       SUBACCOUNTS
                       ------------------------------------------------------------------------------------------------------------
                       AST PIMCO                                                   AST
                        LIMITED             AST                 AST           T. ROWE PRICE
                        MATURITY     ALLIANCEBERNSTEIN   ALLIANCEBERNSTEIN       NATURAL           AST T. ROWE           AST MFS
                          BOND          CORE VALUE         MANAGED INDEX        RESOURCES          PRICE ASSET        GLOBAL EQUITY
                       PORTFOLIO         PORTFOLIO         500 PORTFOLIO        PORTFOLIO      ALLOCATION PORTFOLIO     PORTFOLIO
                      -----------    -----------------   -----------------    -------------    --------------------   -------------
                      03/14/2005*       03/14/2005*         03/14/2005*        03/14/2005*         03/14/2005*         03/14/2005*
                           TO               TO                   TO                 TO                  TO                  TO
                       12/31/2005       12/31/2005           12/31/2005         12/31/2005          12/31/2005          12/31/2005
                      -----------    -----------------   -----------------    -------------    --------------------   -------------
OPERATIONS
 Net investment
  income (loss) ...    $  (24,083)       $ (3,346)           $   (8,080)       $  (127,154)         $  (10,448)         $  (11,860)
 Capital gains
  distributions
  received ........           390               0                     0             14,684                 123                   0
 Realized gain
  (loss) on shares
  redeemed ........           907             508                 1,035            161,063               2,104               7,119
 Net change in
  unrealized gain
  (loss) on
  investments .....        29,513          17,062                30,388          1,981,605              46,033             101,212
                       ----------        --------            ----------        -----------          ----------          ----------

NET INCREASE
  (DECREASE) IN
  NET ASSETS
  RESULTING FROM
  OPERATIONS ......         6,727          14,224                23,343          2,030,198              37,812              96,471
                       ----------        --------            ----------        -----------          ----------          ----------

CONTRACT OWNER
  TRANSACTIONS
 Contract owner
  net payments ....     1,770,501         376,629               921,085          8,359,310           1,435,969             868,551
 Surrenders,
  withdrawals and
  death benefits ..       (73,141)           (628)               (5,489)          (301,788)            (18,417)            (15,794)
 Net transfers
  between other
  subaccounts or
  fixed rate
  option ..........     2,037,830         169,337             1,295,181         13,831,954             758,056             784,850
 Withdrawal and
  other charges ...        (1,113)              0                   (12)           (10,331)               (636)               (636)
                       ----------        --------            ----------        -----------          ----------          ----------

NET INCREASE
  (DECREASE) IN
  NET ASSETS
  RESULTING FROM
  CONTRACT OWNER
  TRANSACTIONS ....     3,734,077         545,338             2,210,765         21,879,145           2,174,972           1,636,971
                       ----------        --------            ----------        -----------          ----------          ----------

TOTAL INCREASE
  (DECREASE) IN
  NET ASSETS ......     3,740,804         559,562             2,234,108         23,909,343           2,212,784           1,733,442

NET ASSETS
 Beginning of
  period ..........             0               0                     0                  0                   0                   0
                       ----------        --------            ----------        -----------          ----------          ----------
 End of period ....    $3,740,804        $559,562            $2,234,108        $23,909,343          $2,212,784          $1,733,442
                       ==========        ========            ==========        ===========          ==========          ==========

 Beginning units ..             0               0                     0                  0                   0                   0
                       ----------        --------            ----------        -----------          ----------          ----------
 Units issued .....       436,538          62,618               238,934          2,466,243             238,007             183,460
 Units redeemed ...       (64,562)         (8,334)              (24,036)          (429,612)            (24,135)            (17,928)
                       ----------        --------            ----------        -----------          ----------          ----------
 Ending units .....       371,976          54,284               214,898          2,036,631             213,872             165,532
                       ==========        ========            ==========        ===========          ==========          ==========

* Date subaccount became available for investment

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A33

                                                                SUBACCOUNTS (CONTINUED)
                     --------------------------------------------------------------------------------------------------------------
                                                                                 AST CAPITAL
                      AST JP MORGAN     AST T. ROWE PRICE    AST AGGRESSIVE     GROWTH ASSET      AST BALANCED     AST CONSERVATIVE
                      INTERNATIONAL        GLOBAL BOND      ASSET ALLOCATION     ALLOCATION     ASSET ALLOCATION   ASSET ALLOCATION
                    EQUITY PORTFOLIO        PORTFOLIO           PORTFOLIO         PORTFOLIO        PORTFOLIO           PORTFOLIO
                    ----------------    -----------------   ----------------    ------------    ----------------   ----------------
                       03/14/2005*         03/14/2005*         12/05/2005*       12/05/2005*      12/05/2005*         12/05/2005*
                           TO                  TO                  TO                TO                TO                 TO
                       12/31/2005          12/31/2005          12/31/2005        12/31/2005        12/31/2005         12/31/2005
                    ----------------    -----------------   ----------------    ------------    ----------------   ----------------
                       $  (21,072)         $  (23,024)         $   (1,245)       $   (15,839)     $   (13,960)        $   (4,896)
                                0                  31                   0                  0                0                  0
                           26,670             (12,561)               (125)             6,412            3,894              1,099
                          252,142             (48,108)             (6,304)           (78,152)         (40,115)            (3,986)
                       ----------          ----------          ----------        -----------      -----------         ----------

                          257,740             (83,662)             (7,674)           (87,579)         (50,181)            (7,783)
                       ----------          ----------          ----------        -----------      -----------         ----------

                        2,422,843           1,473,126           1,946,163         24,700,966       22,587,113          6,641,544
                          (79,257)            (74,642)                  0           (105,461)         (86,035)            (2,524)

                          985,770           2,082,171             249,554          1,949,967        1,131,652          1,968,736
                             (714)             (1,854)               (121)                 0              (51)               (14)
                       ----------          ----------          ----------        -----------      -----------         ----------


                        3,328,642           3,478,801           2,195,596         26,545,472       23,632,679          8,607,742
                       ----------          ----------          ----------        -----------      -----------         ----------

                        3,586,382           3,395,139           2,187,922         26,457,893       23,582,498          8,599,959


                                0                   0                   0                  0                0                  0
                       ----------          ----------          ----------        -----------      -----------         ----------
                       $3,586,382          $3,395,139          $2,187,922        $26,457,893      $23,582,498         $8,599,959
                       ==========          ==========          ==========        ===========      ===========         ==========

                                0                   0                   0                  0                0                  0
                       ----------          ----------          ----------        -----------      -----------         ----------
                          418,546             443,294             221,437          2,722,212        2,456,700            970,276
                          (81,692)            (83,940)             (2,559)           (77,273)        (101,650)          (112,366)
                       ----------          ----------          ----------        -----------      -----------         ----------
                          336,854             359,354             218,878          2,644,939        2,355,050            857,910
                       ==========          ==========          ==========        ===========      ===========         ==========
                                                                                                       SUBACCOUNTS (CONTINUED)
                                                                                                   --------------------------------
                                                                                                   AST PRESERVATION   GARTMORE GVIT
                                                                                                   ASSET ALLOCATION     DEVELOPING
                                                                                                      PORTFOLIO          MARKETS
                                                                                                   ----------------   -------------
                                                                                                     12/05/2005*       03/14/2005*
                                                                                                          TO                TO
                                                                                                      12/31/2005        12/31/2005
                                                                                                   ----------------   -------------
                                                                                                      $   (1,090)       $  (22,784)
                                                                                                               0           184,335
                                                                                                              20            17,210
                                                                                                          (1,091)          564,912
                                                                                                      ----------        ----------

                                                                                                          (2,161)          743,673
                                                                                                      ----------        ----------

                                                                                                       1,825,866         2,699,221
                                                                                                               0           (87,010)

                                                                                                         385,196         3,634,212
                                                                                                               0            (2,074)
                                                                                                      ----------        ----------


                                                                                                       2,211,062         6,244,349
                                                                                                      ----------        ----------

                                                                                                       2,208,901         6,988,022


                                                                                                               0                 0
                                                                                                      ----------        ----------
                                                                                                      $2,208,901        $6,988,022
                                                                                                      ==========        ==========

                                                                                                               0                 0
                                                                                                      ----------        ----------
                                                                                                         220,094           707,464
                                                                                                               2          (128,151)
                                                                                                      ----------        ----------
                                                                                                         220,096           579,313
                                                                                                      ==========        ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A34

                        NOTES TO FINANCIAL STATEMENTS OF
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2005

NOTE 1:      GENERAL

             Pruco Life Flexible Premium Variable Annuity Account (the "Account") was established on June 15, 1995 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life"), a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), which is a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Prudential's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Prudential may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One Enhanced, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners Plus Enhanced, Strategic Partners FlexElite, (collectively, "Strategic Partners"), Discovery Preferred, Discovery Select, and Discovery Choice variable annuity contracts are invested in the account. The Strategic Partners contract options differ based on the death benefit and other options selected by the contract owner. The Discovery Choice contract is considered Basic or Enhanced depending on the death benefit option that you choose, where the Enhanced contract offers a guaranteed minimum death benefit.

             The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are eighty-seven subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc., American Skandia Trust, (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "portfolios"). Investment options vary by contract. Options available to the Flexible Premium contracts which invest in a corresponding portfolio of the Series Fund are:
             Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential High Yield Bond Portfolio, Prudential Conservative Balanced Portfolio, Prudential Equity Portfolio, Prudential Value Portfolio, Prudential Stock Index Portfolio, Prudential Flexible Managed Portfolio, Prudential Natural Resources Portfolio, Prudential Global Portfolio, Prudential Jennison Portfolio, Prudential Small Capitalization Stock Portfolio, Prudential Jennison 20/20 Focus Portfolio, Prudential Diversified Conservative Growth Portfolio, Prudential SP T.Rowe Price Large - Cap Growth Portfolio, Prudential SP Davis Value Portfolio, Prudential SP Small Cap Value Portfolio, Prudential SP Small Cap Growth, Prudential SP PIMCO Total Return Portfolio, Prudential SP PIMCO High Yield Portfolio, Prudential SP Large Cap Value Portfolio, Prudential SP AIM Core Equity Portfolio, Prudential SP Strategic Partners Focused Growth Portfolio, Prudential SP Mid Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, Prudential SP Conservative Asset Allocation Portfolio, Prudential SP Balanced Asset Allocation Portfolio, Prudential SP Growth Asset Allocation Portfolio, Prudential SP Aggressive Growth Asset Allocation Portfolio, Prudential SP William Blair International Growth Portfolio and Prudential SP LSV International Value Portfolio, AST AllianceBernstein Growth & Income Portfolio, AST American Century Income & Growth Portfolio, AST American Century Strategic Balanced Portfolio, AST Cohen & Steers Real Estate Portfolio, AST Global Allocation Portfolio, AST DeAm Large-Cap Value Portfolio, AST DeAm Small-Cap Growth, AST DeAm Small-Cap Value Portfolio, AST Goldman Sachs High Yield Portfolio, AST Federated Aggressive Growth Portfolio, AST Mid-Cap Value Portfolio, AST Small Cap Value Portfolio, AST Goldman Sachs Concentrated Growth Portfolio, AST Goldman Sachs Mid-Cap Growth Portfolio, AST Large Cap Value Portfolio, AST Lord Abbett Bond Debenture Portfolio, AST Marsico Capital Growth Portfolio, AST MFS Growth Portfolio, AST Neuberger & Berman Mid-Cap Growth Portfolio, AST Neuberger & Berman Mid-Cap Value Portfolio, AST PIMCO Limited Maturity Bond Portfolio, AST AllianceBernstein Core Value Portfolio, AST AllianceBernstein Managed Index 500 Portfolio, AST T.Rowe Price Natural Resources Portfolio, AST T.Rowe Price Asset Allocation Portfolio, AST MFS Global Equity Portfolio, AST JP Morgan International Equity Portfolio, AST T.Rowe Price Global Bond Portfolio, Gartmore GVIT Developing Markets Portfolio, AST Aggressive Asset Allocation Portfolio, AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, AST Conservative Asset Allocation Portfolio, and AST Preservative Asset Allocation Porffolio. Options available for the Flexible Premium contracts which invest in a corresponding portfolio of the non-Prudential administered funds are: Premier VIT OpCap Managed, AIM V.I. Core Equity Fund, T. Rowe Price Equity Income Portfolio , AIM V.I. Premier Equity, Janus Aspen Large Cap



                                      A35

             Growth Portfolio - Service Shares, MFS Research Series, MFS Emerging Growth Series, Premier VIT OpCap Small Cap Portfolio, Credit Suisse Trust Global Post-Venture Capital Portfolio, Janus Aspen International Growth Portfolio, T. Rowe Price International Stock Portfolio, American Century VP Value Fund, Franklin Templeton Small-Mid Cap Growth Securities, AllianceBernstein Large Cap Growth Portfolio, Davis Value Fund, Janus Aspen Series Growth Portfolio - Service Shares, Evergreen VA Balanced Fund, Evergreen VA Growth Fund, Evergreen VA Omega Fund, Evergreen VA Special Values Fund, Evergreen VA International Equity Fund, Evergreen VA Fundamental Large Cap Fund, and Gartmore GVIT Developing Markets.

             The Series Funds are diversified open-ended management companies, and are managed by affiliaties of Prudential.

             On April 15, 2005, the following funds were merged into an existing fund. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in the year 2005 as a transfer in.

        RETIRED
         PORTFOLIOS        EXISTING PORTFOLIOS                              ASSETS MOVED
         -----------       -------------------                              ------------
        Evergreen VA       Evergreen VA Fundamental Large Cap
         Fund              Fund                                             $ 1,102,653


             On April 29, 2005, the following funds were merged into an existing fund. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in the year 2005 as a transfer in.

        RETIRED
         PORTFOLIOS      EXISTING PORTFOLIOS                                ASSETS MOVED
         -----------     -------------------                                ------------
        Prudential SP
         Alliance
         Technology      SP Prudential U.S. Emerging Growth Portfolio       $ 19,217,694
        Prudential SP
         MFS Capital
         Opportunities
         Portfolio       Prudential Equity Portfolio                        $ 23,923,378
        Prudential SP
         AIM Aggressive
         Growth
         Portfolio       Prudential SP Mid Cap Growth Portfolio             $ 23,512,768


             On December 2, 2005, the following funds were merged into an existing fund. The transfer from the old subaccount to the new subaccount is reflected in the Statement of Changes in the year 2005 as a transfer in.

        RETIRED PORTFOLIOS     EXISTING PORTFOLIOS                          ASSETS MOVED
         ------------------    -------------------                          ------------
        AST Alger All-Cap      AST Neuberger & Berman Mid-Cap Growth
         Growth Portfolio      Portfolio                                    $ 1,018,461
        AST
         AllianceBernstein
         Growth + Value        AST AllianceBernstein Managed Index
         Portfolio             500                                          $   821,560

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES

             The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

             Investments -- The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, whose investment securities are stated at value.

             Security Transactions -- Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

             Distributions Received -- Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

NOTE 3:      TAXES

             Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in


                                      A36
             these financial statements. Pruco Life Management will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 4:      PURCHASES AND SALES OF INVESTMENTS

             The aggregate costs of purchases and proceeds from sales, excluding distributions received and invested, of investments in the portfolios for the year ended December 31, 2005 were as follows

                                                             PURCHASES         SALES
                                                            -----------    -------------
        Prudential Money Market Portfolio ...............   $97,982,926    $(137,963,666)
        Prudential Diversified Bond Portfolio ...........   $   848,150    $ (72,875,898)
        Prudential Equity Portfolio .....................   $34,491,871    $ (79,575,200)
        Prudential Flexible Managed Portfolio ...........   $   165,103    $  (6,126,027)
        Prudential Conservative Balanced Portfolio ......   $   187,672    $ (10,365,169)
        Prudential Value Portfolio ......................   $29,107,162    $ (62,023,344)
        Prudential High Yield Bond Portfolio ............   $ 3,418,790    $ (47,346,361)
        Prudential Natural Resources Portfolio ..........   $ 1,108,970    $  (2,090,095)
        Prudential Stock Index Portfolio ................   $34,072,239    $(109,838,508)
        Prudential Global Portfolio .....................   $ 8,141,557    $ (23,197,628)
        Prudential Jennison Portfolio ...................   $19,367,804    $(108,785,609)
        Prudential Small Capitalization Stock Portfolio .   $ 2,898,802    $ (17,045,325)
        T. Rowe Price International Stock Portfolio .....   $ 1,491,068    $  (6,194,591)
        T. Rowe Price Equity Stock Portfolio ............   $ 2,958,908    $ (23,186,291)
        Premier VIT OpCap Managed Portfolio .............   $    11,208    $ (35,672,662)
        Premier VIT OpCap Small Cap Portfolio ...........   $   495,718    $ (19,555,087)
        AIM V.I. Core Equity Fund .......................   $   217,408    $ (16,171,098)
        AIM V.I. Premier Equity Fund ....................   $   123,409    $ (28,319,916)
        Janus Aspen Large Cap Growth -- Institutional
         Shares .........................................   $   152,874    $ (28,874,828)
        Janus Aspen International Growth Portfolio ......   $ 1,054,445    $ (29,243,402)
        MFS VIT -- Research Bond Series .................   $   386,142    $  (8,623,417)
        MFS Emerging Growth Series ......................   $   268,491    $ (24,625,326)
        Credit Suisse Trust Global Small Cap Fund .......   $ 1,161,876    $  (5,084,299)
        American Century VP Value Fund ..................   $ 1,674,571    $ (10,364,308)
        Franklin Small -- Mid Cap Growth Securities .....   $   417,172    $ (10,971,687)
        Prudential Jennison 20/20 Focus Portfolio .......   $ 6,805,561    $  16,027,970)
        Prudential Diversified Conservative Growth
         Portfolio ......................................   $ 1,019,684    $ (25,142,573)
        Davis Value Fund ................................   $ 1,539,980    $ (10,669,943)
        AllianceBernstein Large Cap Growth Portfolio ....   $ 1,056,052    $  (2,509,191)
        Prudential SP T.Rowe Price Large -- Cap Growth
         Portfolio ......................................   $ 7,344.552    $  (9,437,685)
        Prudential SP Davis Value Portfolio .............   $23,525,886    $ (30,102,046)
        Prudential SP Small Cap Value Portfolio .........   $31,031,469    $ (30,563,188)
        Prudential SP Small Cap Growth Portfolio ........   $ 9,697,900    $  (8,265,816)
        Prudential SP PIMCO Total Return Portfolio ......   $51,774,771    $ (67,446,646)
        Prudential SP PIMCO High Yield Portfolio ........   $28,209,302    $ (33,492,883)
        Janus Aspen Large Cap Growth Portfolio --
         Service Shares .................................   $ 2,887,691    $  (4,313,366)
        Prudential SP Large Cap Value Portfolio .........   $25,427,898    $ (18,320,188)
        Prudential SP AIM Core Equity Portfolio .........   $ 4,075,266    $  (4,392,223)


                                      A37

NOTE 4:      PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                             PURCHASES         SALES
                                                           ------------    -------------
        Prudential SP MFS Capital Opportunities
         Portfolio .....................................   $  2,850,978    $ (25,037,732)
        Prudential SP Strategic Partners Focused Growth
         Portfolio .....................................   $  7,545,058    $  (5,520,413)
        Prudential SP Mid Cap Growth Portfolio .........   $ 42,730,701    $ (20,380,618)
        SP Prudential U.S. Emerging Growth Portfolio ...   $ 41,404,338    $ (17,843,057)
        Prudential SP AIM Aggressive Growth Portfolio ..   $  2,342,031    $ (25,203,920)
        Prudential SP Technology Portfolio .............   $  2,220,473    $ (22,913,801)
        Prudential SP Conservative Asset Allocation
         Portfolio .....................................   $215,472,146    $ (76,798,274)
        Prudential SP Balanced Asset Allocation
         Portfolio .....................................   $512,420,882    $(101,232,876)
        Prudential SP Growth Asset Allocation Portfolio    $503,201,140    $ (83,162,357)
        Prudential SP Aggressive Growth Asset
         Allocation Portfolio ..........................   $ 42,775,035    $ (15,830,805)
        Prudential SP William Blair International
         Growth Portfolio ..............................   $ 20,792,043    $ (11,805,676)
        Prudential SP LSV International Value Portfolio    $ 16,802,159    $  (9,916,422)
        Evergreen VA Balanced Fund .....................   $    121,248    $    (502,291)
        Evergreen VA Growth Fund .......................   $     77,995    $    (342,171)
        Evergreen VA Omega Fund ........................   $    225,553    $    (656,516)
        Evergreen VA Special Values Fund ...............   $    557,142    $    (637,660)
        Evergreen VA International Equity Fund .........   $    584,639    $    (147,753)
        Evergreen VA Fundamental Large Cap Fund ........   $  1,237,034    $    (497,486)
        Evergreen VA Fund ..............................   $      4,647    $  (1,139,033)
        AST Alger All-Cap Growth Portfolio .............   $  2,369,633    $  (2,588,376)
        AST AllianceBernstein Growth & Income Portfolio    $  1,315,247    $    (174,339)
        AST AllianceBernstein Growth + Value Portfolio .   $    825,007    $    (879,005)
        AST American Century Income & Growth Portfolio .   $  1,560,027    $    (149,829)
        AST American Century Strategic Balanced
         Portfolio .....................................   $    909,941    $     (37,893)
        AST Cohen & Steers Real Estate Portfolio .......   $  6,133,984    $  (1,089,227)
        AST Global Allocation Porfolio .................   $    521,743    $     (41,117)
        AST DeAm Large-Cap Value Porfolio ..............   $  3,398,336    $    (378,875)
        AST DeAm Small-Cap Growth Porfolio .............   $    955,389    $    (330,180)
        AST DeAm Small-Cap Value Porfolio ..............   $  1,251,954    $     (98,375)
        AST Goldman Sachs High Yield Portfolio .........   $  3,065,428    $    (407,565)
        AST Federated Aggressive Growth Portfolio ......   $  3,547,717    $    (524,945)
        AST Mid-Cap Value Portfolio ....................   $  1,684,721    $    (236,027)
        AST Small Cap Value Portfolio ..................   $  3,139,578    $    (795,384)
        AST Goldman Sachs Concentrated Growth Portfolio    $  1,157,047    $    (156,986)
        AST Goldman Sachs Mid-Cap Growth Portfolio .....   $  2,613,844    $    (246,845)
        AST Large-Cap Value Portfolio ..................   $ 11,663,982    $  (1,671,918)
        AST Lord Abbett Bond Debenture Portfolio .......   $  3,224,754    $    (429,961)
        AST Marsico Capital Growth Portfolio ...........   $  8,580,289    $  (1,241,192)
        AST MFS Growth Portfolio .......................   $  1,493,589    $     (76,742)
        AST Neuberger & Berman Mid-Cap Growth Portfolio    $  6,938,701    $  (2,318,185)
        AST Neuberger & Berman Mid-Cap Value Portfolio .   $ 13,072,509    $  (2,204,791)
        AST PIMCO Limited Maturity Bond Portfolio ......   $  4,243,435    $    (534,355)
        AST AllianceBernstein Core Value Portfolio .....   $    580,399    $     (38,407)
        AST AllianceBernstein Managed Index 500
         Portfolio .....................................   $  2,401,476    $    (199,234)
        AST T. Rowe Price Natural Resources Portfolio ..   $ 24,246,846    $  (2,495,348)
        AST T. Rowe Price Asset Allocation Portfolio ...   $  2,282,031    $    (117,797)
        AST MFS Global Equity Portfolio ................   $  1,790,647    $    (165,542)
        AST JP Morgan International Equity Portfolio ...   $  4,023,701    $    (716,138)
        AST T. Rowe Price Global Bond Portfolio ........   $  4,141,201    $    (686,260)
        AST Aggressive Asset Allocation Portfolio ......   $  2,554,549    $    (360,197)
        AST Capital Growth Asset Allocation Portfolio ..   $ 29,386,845    $  (2,857,211)
        AST Balanced Asset Allocation Portfolio ........   $ 25,770,068    $  (2,151,349)
        AST Conservative Asset Allocation Portfolio ....   $  9,615,510    $  (1,012,664)
        AST Preservation Asset Allocation Portfolio ....   $  2,325,242    $    (115,269)
        Gartmore GVIT Developing Markets ...............   $  6,945,700    $    (731,304)

                                      A38

NOTE 5:      RELATED PARTY TRANSACTIONS

             Prudential and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions.

             The Series Funds have management agreements with Prudential Investment LLC ("PI") and American Skandia Investment Services, Inc, indirect, wholly-owned subsidiaries of Prudential (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of Prudential.

             The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of Prudential, which acts as the distributor of the Class I and Class II shares of the Series Fund.

             The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, and brokerage commissions) exceeds various agreed upon percentages of the portfolio's average daily net assets.

NOTE 6:      FINANCIAL HIGHLIGHTS

             Pruco Life sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

             The following table was developed by determining which products offered by Pruco Life and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding throughout the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life as contract owners may not have selected all available and applicable contract options.

                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                          PRUDENTIAL MONEY MARKET PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   183,246    $0.98795 to   $1.26691    $209,879       2.84%     1.35% to   2.00%     0.88% to      1.54%
        December 31,
         2004........   213,892    $0.97813 to   $1.24840    $243,516       1.00%     1.35% to   2.00%    -0.93% to     -0.33%
        December 31,
         2003........   279,425    $0.98657 to   $1.25286    $324,048       0.85%     1.35% to   1.90%    -1.05% to     -0.51%
        December 31,
         2002........   416,179    $0.99700 to   $1.25977    $492,182       1.51%     1.35% to   1.90%    -0.17% to      0.17%
        December 31,
         2001........   424,218    $1.01101 to   $1.25820    $512,809       3.83%     1.35% to   1.70%     2.38% to      2.72%
                                                        PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   241,749    $1.33655 to   $1.59160    $384,058       5.25%     1.35% to   1.65%     1.61% to      1.91%
        December 31,
         2004........   283,870    $1.31540 to   $1.56260    $442,817       4.38%     1.35% to   1.65%     3.87% to      4.18%
        December 31,
         2003........   338,319    $1.26643 to   $1.50079    $506,846       3.98%     1.35% to   1.65%     5.73% to      6.05%
        December 31,
         2002........   401,633    $1.19774 to   $1.41582    $567,736      11.58%     1.35% to   1.65%     5.34% to      5.64%
        December 31,
         2001........   470,574    $1.13699 to   $1.34090    $630,122       6.10%     1.35% to   1.65%     5.25% to      5.57%
                                                             PRUDENTIAL EQUITY PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   249,850    $1.11720 to   $1.87806    $438,393       0.96%     1.35% to   2.00%     9.29% to      9.98%
        December 31,
         2004........   266,362    $1.01871 to   $1.70828    $435,764       1.24%     1.35% to   2.00%     7.77% to      8.46%
        December 31,
         2003........   285,436    $0.94205 to   $1.57580    $438,294       0.99%     1.35% to   1.90%    29.19% to     29.90%
        December 31,
         2002........   308,351    $0.72737 to   $1.21384    $371,345       0.83%     1.35% to   1.90%   -23.60% to    -23.38%
        December 31,
         2001........   365,793    $0.95205 to   $1.58490    $578,743       0.81%     1.35% to   1.65%   -12.62% to    -12.35%

                                      A39


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                        PRUDENTIAL FLEXIBLE MANAGED PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
         December 31,
         2005........    17,773    $1.65164 to   $1.65164    $ 29,354       2.01%     1.40% to   1.40%     2.73% to      2.73%
        December 31,
         2004........    21,202    $1.60781 to   $1.60781    $ 34,089       1.48%     1.40% to   1.40%     9.21% to      9.21%
        December 31,
         2003........    24,849    $1.47227 to   $1.47227    $ 36,584       2.09%     1.40% to   1.40%    22.06% to     22.06%
        December 31,
         2002........    30,154    $1.20619 to   $1.20619    $ 36,372       3.16%     1.40% to   1.40%   -13.94% to    -13.94%
        December 31,
         2001........    37,399    $1.40164 to   $1.40164    $ 52,420       3.65%     1.40% to   1.40%    -6.97% to     -6.97%
                                                     PRUDENTIAL CONSERVATIVE BALANCED PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
         December 31,
         2005........    28,153    $1.60793 to   $1.60793    $ 45,268       2.44%     1.40% to   1.40%     2.01% to      2.01%
        December 31,
         2004........    34,197    $1.57630 to   $1.57630    $ 53,905       2.04%     1.40% to   1.40%     6.54% to      6.54%
        December 31,
         2003........    40,989    $1.47948 to   $1.47948    $ 60,643       2.80%     1.40% to   1.40%    17.13% to     17.13%
        December 31,
         2002........    50,764    $1.26312 to   $1.26312    $ 64,121       0.00%     1.40% to   1.40%   -10.24% to    -10.24%
        December 31,
         2001........    64,511    $1.40720 to   $1.47020    $ 90,780       3.33%     1.40% to   1.40%    -3.36% to     -3.36%

                                                             PRUDENTIAL VALUE PORTFOLIO
                         ----------------------------------------------------------------------------------------------------

        December 31,
         2005........   196,035    $1.30259 to   $2.50630    $426,327       1.37%     1.35% to   2.00%    14.39% to     15.11%
        December 31,
         2004........   202,438    $1.13655 to   $2.17838    $396,997       1.36%     1.35% to   2.00%    14.03% to     14.76%
        December 31,
         2003........   201,621    $0.99472 to   $1.89915    $362,689       1.56%     1.35% to   1.90%    25.68% to     26.37%
        December 31,
         2002........   213,942    $0.79064 to   $1.50369    $315,498       1.30%     1.35% to   1.90%   -23.24% to    -23.00%
        December 31,
         2001........   247,754    $1.18037 to   $1.95415    $483,102       1.56%     1.35% to   1.65%    -3.65% to     -3.37%

                                                        PRUDENTIAL HIGH YIELD BOND PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   133,431    $1.23810 to   $1.52788    $203,527       6.74%     1.35% to   1.65%     1.74% to      2.01%
        December 31,
         2004........   160,681    $1.21693 to   $1.49829    $240,357       7.23%     1.35% to   1.65%     8.52% to      8.84%
        December 31,
         2003........   190,160    $1.12137 to   $1.37730    $261,532       8.35%     1.35% to   1.65%    23.00% to     23.37%
        December 31,
         2002........   208,477    $0.91166 to   $1.11685    $232,545      17.72%     1.35% to   1.65%    -0.15% to      0.18%
        December 31,
         2001........   253,782    $0.91301 to   $1.11561    $282,844      11.46%     1.35% to   1.65%    -2.02% to     -1.75%

                                                       PRUDENTIAL NATURAL RESOURCES PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........     3,343    $5.17504 to   $5.17504    $ 17,303       0.00%     1.40% to   1.40%    53.76% to     53.76%
        December 31,
         2004........     3,501    $3.36558 to   $3.36558    $ 11,783       3.40%     1.40% to   1.40%    23.45% to     23.45%
        December 31,
         2003........     3,694    $2.72634 to   $2.72634    $ 10,070       4.24%     1.40% to   1.40%    37.08% to     37.08%
        December 31,
         2002........     4,433    $1.98889 to   $1.98889    $  8,817       0.57%     1.40% to   1.40%    17.27% to     17.27%
        December 31,
         2001........     4,534    $1.69604 to   $1.69604    $  7,690       2.29%     1.40% to   1.40%   -11.31% to    -11.31%


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------

                                                          PRUDENTIAL STOCK INDEX PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   407,098    $0.84766 to   $1.90012    $645,583       1.47%     1.35% to   2.00%     2.50% to      3.14%
        December 31,
         2004........   443,160    $0.82464 to   $1.84300    $693,094       1.64%     1.35% to   2.00%     8.29% to      8.98%
        December 31,
         2003........   434,432    $0.75934 to   $1.69204    $645,369       1.48%     1.35% to   1.90%    25.79% to     26.48%
        December 31,
         2002........   410,344    $0.60247 to   $1.33841    $506,071       1.19%     1.35% to   1.90%   -23.49% to    -23.23%
        December 31,
         2001........   450,067    $0.78747 to   $1.74431    $753,372       0.99%     1.35% to   1.70%   -13.52% to    -13.21%

                                                             PRUDENTIAL GLOBAL PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    83,554    $0.84666 to   $1.81132    $131,804       0.61%     1.35% to   2.00%    13.80% to     14.53%
        December 31,
         2004........    92,115    $0.74184 to   $1.58248    $128,221       0.99%     1.35% to   2.00%     7.44% to      8.13%
        December 31,
         2003........    93,158    $0.68852 to   $1.46429    $121,913       0.36%     1.35% to   1.90%    31.57% to     32.28%
        December 31,
         2002........    89,622    $0.52224 to   $1.10749    $ 90,783       1.06%     1.35% to   1.90%   -26.40% to    -26.15%
        December 31,
         2001........    98,905    $0.70961 to   $1.50029    $139,007       0.35%     1.35% to   1.70%   -18.99% to    -18.71%
                                                            PRUDENTIAL JENNISON PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   372,673    $0.69178 to   $1.97537    $609,136       0.10%     1.35% to   2.00%    12.31% to     13.05%
        December 31,
         2004........   421,800    $0.61411 to   $1.74849    $620,026       0.45%     1.35% to   2.00%     7.49% to      8.18%
        December 31,
         2003........   453,187    $0.56973 to   $1.61723    $627,061       0.26%     1.35% to   1.90%    27.81% to     28.53%
        December 31,
         2002........   470,005    $0.44488 to   $1.25897    $521,577       0.20%     1.35% to   1.90%   -32.11% to    -31.87%
        December 31,
         2001........   519,480    $0.65525 to   $1.84898    $891,192       0.17%     1.35% to   1.70%   -19.61% to    -19.34%


                                      A40


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                   PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    50,766    $1.86435 TO   $2.77814    $122,366      0.59%      1.35% TO   1.65%     5.52% TO      5.83%
        December 31,
         2004........    56,066    $1.76674 TO   $2.62630    $127,911      0.59%      1.35% TO   1.65%    20.06% TO     20.42%
        December 31,
         2003........    59,374    $1.47156 TO   $2.18216    $112,757      0.47%      1.35% TO   1.65%    36.02% TO     36.42%
        December 31,
         2002........    67,804    $1.08184 TO   $1.60035    $ 94,563      0.89%      1.35% TO   1.65%   -16.30% TO    -16.05%
        December 31,
         2001........    72,079    $1.29257 TO   $1.90732    $120,206      0.51%      1.35% TO   1.65%     3.85% TO      4.15%
                                                     T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    31,879    $0.97711 TO   $1.31451    $ 41,741      1.57%      1.35% TO   1.65%    14.16% TO     14.49%
        December 31,
         2004........    35,382    $0.85590 TO   $1.14869    $ 40,479      1.09%      1.35% TO   1.65%    11.92% TO     12.27%
        December 31,
         2003........    37,910    $0.76471 TO   $1.02374    $ 38,680      1.28%      1.35% TO   1.65%    28.40% TO     28.77%
        December 31,
         2002........    39,723    $0.59558 TO   $0.79531    $ 31,480      0.90%      1.35% TO   1.65%   -19.61% TO    -19.39%
        December 31,
         2001........    43,376    $0.74088 TO   $0.98698    $ 42,675      1.77%      1.35% TO   1.65%   -23.46% TO    -23.24%
                                                        T. ROWE PRICE EQUITY STOCK PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    75,165    $1.31837 TO   $2.01408    $150,483      1.54%      1.35% TO   1.65%     2.23% TO      2.54%
        December 31,
         2004........    84,329    $1.28960 TO   $1.96512    $164,796      1.56%      1.35% TO   1.65%    13.05% TO     13.39%
        December 31,
         2003........    91,614    $1.14069 TO   $1.73402    $158,057      1.69%      1.35% TO   1.65%    23.46% TO     23.83%
        December 31,
         2002........   100,665    $0.92390 TO   $1.40102    $140,402      1.59%      1.35% TO   1.65%   -14.53% TO    -14.28%
        DECEMBER 31,
         2001........   111,912    $1.08101 TO   $1.63523    $182,069      1.44%      1.35% TO   1.65%    -0.17% TO      0.13%


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                         PREMIER VIT OPCAP MANAGED PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   110,586    $1.09540 to   $1.57237    $173,819      1.23%      1.35% to   1.65%     3.58% to      3.89%
        December 31,
         2004........   132,223    $1.05759 to   $1.51433    $200,148      1.54%      1.35% to   1.65%     8.97% to      9.29%
        December 31,
         2003........   155,780    $0.97053 to   $1.38628    $215,874      1.86%      1.35% to   1.65%    19.77% to     20.12%
        December 31,
         2002........   183,137    $0.81033 to   $1.15460    $211,382      2.06%      1.35% to   1.65%   -18.23% to    -17.99%
        December 31,
         2001........   220,992    $0.99096 to   $1.40868    $311,232      2.40%      1.35% to   1.65%    -6.44% to     -6.17%
                                                      PRUDENTIAL VIT OPCAP SMALL CAP PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    37,521    $1.94860 to   $2.08553    $ 78,204      0.00%      1.35% to   1.65%    -1.56% to     -1.27%
        December 31,
         2004........    46,585    $1.97949 to   $2.11349    $ 98,398      0.05%      1.35% to   1.65%    15.97% to     16.31%
        December 31,
         2003........    52,211    $1.70696 to   $1.81797    $ 94,869      0.05%      1.35% to   1.65%    40.34% to     40.76%
        December 31,
         2002........    59,643    $1.21632 to   $1.29217    $ 77,030      0.07%      1.35% to   1.65%   -22.91% to    -22.68%
        December 31,
         2001........    66,512    $1.57777 to   $1.67203    $111,147      0.78%      1.35% to   1.65%     6.59% to      6.90%


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                              AIM V.I. CORE EQUITY FUND
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    48,775    $0.83573 to   $1.56803    $ 75,486      1.43%      1.35% to   1.65%     3.61% to      3.91%
        December 31,
         2004........    58,701    $0.80658 to   $1.50970    $ 87,533      0.93%      1.35% to   1.65%     7.19% to      7.52%
        December 31,
         2003........    69,193    $0.75247 to   $1.40486    $ 96,053      0.98%      1.35% to   1.65%    22.40% to     22.75%
        December 31,
         2002........    80,527    $0.61477 to   $1.14498    $ 91,255      0.30%      1.35% to   1.65%   -16.95% to    -16.70%
        December 31,
         2001........    97,304    $0.74028 to   $1.37536    $132,510      0.04%      1.35% to   1.65%   -24.08% to    -23.85%
                                                            AIM V.I. PREMIER EQUITY FUND
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    89,741    $0.73226 to   $1.43289    $127,098      0.80%      1.35% to   1.65%     3.95% to      4.24%
        December 31,
         2004........   109,220    $0.70444 to   $1.37519    $148,445      0.44%      1.35% to   1.65%     4.07% to      4.36%
        December 31,
         2003........   128,355    $0.67689 to   $1.31839    $167,348      0.30%      1.35% to   1.65%    23.07% to     23.42%
        December 31,
         2002........   149,965    $0.55001 to   $1.06879    $158,640      0.30%      1.35% to   1.65%   -31.40% to    -31.19%
        December 31,
         2001........   189,548    $0.80174 to   $1.55406    $290,383      0.12%      1.35% to   1.65%   -13.97% to    -13.72%
                                                JANUS ASPEN LARGE CAP GROWTH -- INSTITUTIONAL SHARES
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    88,674    $0.70539 to   $1.44650    $126,204      0.33%      1.35% to   1.65%     2.60% to      2.90%
        December 31,
         2004........   108,636    $0.68751 to   $1.40646    $150,008      0.14%      1.35% to   1.65%     2.81% to      3.13%
        December 31,
         2003........   128,974    $0.66870 to   $1.36461    $172,930      0.09%      1.35% to   1.65%    29.57% to     29.96%
        December 31,
         2002........   152,436    $0.51608 to   $1.05047    $157,514      0.00%      1.35% to   1.65%   -27.71% to    -27.49%
        December 31,
         2001........   191,976    $0.71393 to   $1.44951    $273,310      0.07%      1.35% to   1.65%   -25.94% to    -25.73%
                                                     JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    81,367    $1.34919 to   $2.39973    $192,824      1.20%      1.35% to   1.65%    30.16% to     30.54%
        December 31,
         2004........    94,695    $1.03659 to   $1.83930    $172,017      0.90%      1.35% to   1.65%    17.02% to     17.35%
        December 31,
         2003........   110,936    $0.88582 to   $1.56797    $171,973      1.22%      1.35% to   1.65%    32.73% to     33.12%
        December 31,
         2002........   133,117    $0.66739 to   $1.17846    $155,179      0.84%      1.35% to   1.65%   -26.80% to    -26.57%
        December 31,
         2001........   161,800    $0.91170 to   $1.60593    $256,671      1.01%      1.35% to   1.65%   -24.46% to    -24.25%

                                      A41


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                           MFS VIT -- RESEARCH BOND SERIES
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    27,680    $0.91808 to   $1.46772    $ 40,404      0.49%      1.35% to   1.65%     6.06% to      6.37%
        December 31,
         2004........    33,162    $0.86562 to   $1.38048    $ 45,567      1.08%      1.35% to   1.65%    13.97% to     14.31%
        December 31,
         2003........    38,554    $0.75952 to   $1.20836    $ 46,388      0.68%      1.35% to   1.65%    22.68% to     23.03%
        December 31,
         2002........    44,963    $0.61911 to   $0.98255    $ 43,990      0.28%      1.35% to   1.65%   -25.77% to    -25.54%
        December 31,
         2001........    55,542    $0.83402 to   $1.32030    $ 73,006      0.01%      1.35% to   1.65%   -22.52% to    -22.30%
                                                             MFS EMERGING GROWTH SERIES
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    80,363    $0.75590 to   $1.39011    $111,071      0.00%      1.35% to   1.65%     7.43% to      7.75%
        December 31,
         2004........    98,291    $0.70362 to   $1.29091    $126,133      0.00%      1.35% to   1.65%    11.13% to     11.46%
        December 31,
         2003........   115,437    $0.63317 to   $1.15881    $132,948      0.00%      1.35% to   1.65%    28.12% to     28.49%
        December 31,
         2002........   132,891    $0.49421 to   $0.90235    $119,194      0.00%      1.35% to   1.65%   -34.84% to    -34.64%
        December 31,
         2001........   161,015    $0.75847 to   $1.38140    $221,049      0.00%      1.35% to   1.65%   -34.56% to    -34.37%
                                                      CREDIT SUISSE TRUST GLOBAL SMALL CAP FUND
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    19,130    $0.97531 to   $1.28530    $ 24,548      0.00%      1.35% to   1.65%    14.26% to     14.59%
        December 31,
         2004........    22,247    $0.85361 to   $1.12210    $ 24,922      0.00%      1.35% to   1.65%    16.07% to     16.42%
        December 31,
         2003........    24,730    $0.73541 to   $0.96436    $ 23,813      0.00%      1.35% to   1.65%    45.26% to     45.68%
        December 31,
         2002........    27,585    $0.50628 to   $0.66230    $ 18,245      0.00%      1.35% to   1.65%   -35.22% to    -35.03%
        December 31,
         2001........    32,529    $0.78159 to   $1.01997    $ 33,111      0.00%      1.35% to   1.65%   -29.79% to    -29.58%
                                                           AMERICAN CENTURY VP VALUE FUND
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    30,623    $1.59361 to   $1.90364    $ 58,037      0.90%      1.35% to   1.65%     3.33% to      3.63%
        December 31,
         2004........    34,892    $1.54228 to   $1.83772    $ 63,894      1.01%      1.35% to   1.65%    12.49% to     12.81%
        December 31,
         2003........    37,346    $1.37107 to   $1.62974    $ 60,648      1.09%      1.35% to   1.65%    26.87% to     27.23%
        December 31,
         2002........    42,190    $1.08073 to   $1.28151    $ 53,892      0.93%      1.35% to   1.65%   -14.04% to    -13.79%
        December 31,
         2001........    47,581    $1.25721 to   $1.48719    $ 70,465      0.97%      1.35% to   1.65%    11.01% to     11.33%
                                                     FRANKLIN SMALL -- MID CAP GROWTH SECURITIES
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    33,253    $0.93308 to   $1.59202    $ 51,693      0.00%      1.35% to   1.65%     3.08% to      3.40%
        December 31,
         2004........    39,929    $0.90516 to   $1.54056    $ 60,060      0.00%      1.35% to   1.65%     9.66% to      9.99%
        December 31,
         2003........    45,499    $0.82539 to   $1.40143    $ 62,294      0.00%      1.35% to   1.65%    35.01% to     35.41%
        December 31,
         2002........    51,618    $0.61134 to   $1.03547    $ 52,263      0.25%      1.35% to   1.65%   -29.84% to    -29.63%
        December 31,
         2001........    59,762    $0.87136 to   $1.47241    $ 86,173      0.38%      1.35% to   1.65%   -16.61% to    -16.37%

NOTE 6:      FINANCIAL HIGHLIGHTS (CONTINUED)

                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                      PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    52,853    $1.37511 to   $1.43892    $ 76,014      0.24%      1.35% to   1.65%    19.62% to     19.98%
        December 31,
         2004........    51,736    $1.14958 to   $1.20003    $ 62,053      0.10%      1.35% to   1.65%    14.05% to     14.39%
        December 31,
         2003........    56,016    $1.00792 to   $1.04952    $ 58,759      0.22%      1.35% to   1.65%    27.20% to     27.59%
        December 31,
         2002........    63,260    $0.79236 to   $0.82304    $ 52,044      0.02%      1.35% to   1.65%   -23.51% to    -23.28%
        December 31,
         2001........    74,002    $1.03593 to   $1.07339    $ 79,379      0.44%      1.35% to   1.65%    -2.60% to     -2.31%
                                                PRUDENTIAL DIVERSIFIED CONSERVATIVE GROWTH PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   106,144    $1.33377 to   $1.35805    $143,304      3.13%      1.35% to   1.65%     5.30% to      5.62%
        December 31,
         2004........   123,176    $1.26658 to   $1.28576    $157,523      3.12%      1.35% to   1.65%     7.79% to      8.11%
        December 31,
         2003........   135,064    $1.17504 to   $1.18932    $159,862      4.45%      1.35% to   1.65%    19.61% to     19.95%
        December 31,
         2002........   149,785    $0.98242 to   $0.99155    $147,869      0.22%      1.35% to   1.65%    -8.61% to     -8.34%
        December 31,
         2001........   178,359    $1.07498 to   $1.08181    $192,181      4.14%      1.35% to   1.65%    -0.12% to      0.16%
                                                                  DAVIS VALUE FUND
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    61,958    $1.09258 to   $1.11081    $ 68,608      0.95%      1.35% to   1.65%     7.67% to      7.99%
        December 31,
         2004........    69,705    $1.01470 to   $1.02858    $ 71,511      0.83%      1.35% to   1.65%    10.51% to     10.85%
        December 31,
         2003........    70,263    $0.91822 to   $0.92794    $ 65,072      0.80%      1.35% to   1.65%    27.67% to     28.01%
        December 31,
         2002........    67,128    $0.71923 to   $0.72488    $ 48,590      0.70%      1.35% to   1.65%   -17.62% to    -17.37%
        December 31,
         2001........    69,853    $0.87309 to   $0.87731    $ 61,228      0.46%      1.35% to   1.65%   -11.83% to    -11.57%


                                      A42


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                    ALLIANCEBERNSTEIN LARGE CAP GROWTH PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    17,225    $0.64427 to   $0.65558    $ 11,255      0.00%      1.35% to   1.65%    12.98% to     13.30%
        December 31,
         2004........    19,560    $0.57025 to   $0.57864    $ 11,286      0.00%      1.35% to   1.65%     6.60% to      6.91%
        December 31,
         2003........    22,881    $0.53496 to   $0.54123    $ 12,354      0.00%      1.35% to   1.65%    21.34% to     21.74%
        December 31,
         2002........    24,149    $0.44088 to   $0.44458    $ 10,716      0.00%      1.35% to   1.65%   -31.97% to    -31.75%
        December 31,
         2001........    29,141    $0.64805 to   $0.65137    $ 18,960      0.00%      1.35% to   1.65%   -18.73% to    -18.48%
                                              PRUDENTIAL SP T.ROWE PRICE LARGE -- CAP GROWTH PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    57,242    $0.70537 to   $1.41770    $ 59,791      0.00%      1.40% to   2.00%    14.21% to     14.89%
        December 31,
         2004........    60,177    $0.61576 to   $1.23406    $ 53,433      0.00%      1.40% to   2.00%     4.01% to      4.65%
        December 31,
         2003........    53,417    $0.59025 to   $0.95090    $ 42,367      0.00%      1.40% to   1.90%    21.55% to     22.14%
        December 31,
         2002........    36,087    $0.48468 to   $0.78002    $ 19,331      0.00%      1.40% to   1.90%   -32.34% to    -32.14%
        December 31,
         2001........    23,036    $0.71633 to   $0.88230    $ 17,131      0.03%      1.40% to   1.70%   -15.89% to    -15.64%
                                                         PRUDENTIAL SP DAVIS VALUE PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   185,836    $1.12018 to   $1.49631    $243,820      0.92%      1.40% to   2.00%     7.38% to      8.02%
        December 31,
         2004........   189,704    $1.04012 to   $1.38531    $228,840      0.40%      1.40% to   2.00%    10.32% to     10.98%
        December 31,
         2003........   155,813    $0.94006 to   $1.10632    $164,272      0.46%      1.40% to   1.90%    27.00% to     27.63%
        December 31,
         2002........   106,230    $0.73878 to   $0.86688    $ 81,449      0.01%      1.40% to   1.90%   -17.11% to    -16.86%
        December 31,
         2001........    65,733    $0.89127 to   $0.92029    $ 59,052      0.59%      1.40% to   1.70%   -11.94% to    -11.69%
                                                       PRUDENTIAL SP SMALL CAP VALUE PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   151,550    $1.23523 to   $1.58443    $224,147      0.52%      1.35% to   2.00%     2.57% to      3.22%
        December 31,
         2004........   149,233    $1.20315 to   $1.53719    $213,281      0.17%      1.35% to   2.00%    18.32% to     19.07%
        December 31,
         2003........   108,305    $1.01585 to   $1.24988    $128,463      0.03%      1.35% to   1.90%    30.63% to     31.34%
        December 31,
         2002........    67,383    $0.77764 to   $0.95217    $ 59,474      0.55%      1.35% to   1.90%   -15.82% to    -15.52%
        December 31,
         2001........    28,977    $1.00124 to   $1.12776    $ 31,114      1.06%      1.35% to   1.70%     1.39% to      1.69%
                                                      PRUDENTIAL SP SMALL CAP GROWTH PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    39,603    $0.60571 to   $1.28565    $ 39,328      0.00%      1.40% to   2.00%     0.47% to      1.08%
        December 31,
         2004........    38,777    $0.60112 to   $1.27212    $ 36,834      0.00%      1.40% to   2.00%    -2.87% to     -2.29%
        December 31,
         2003........    29,424    $0.61704 to   $1.01108    $ 26,084      0.00%      1.40% to   1.90%    32.21% to     32.87%
        December 31,
         2002........    17,603    $0.46578 to   $0.76251    $  9,683      0.00%      1.35% to   1.90%   -31.43% to    -31.22%
        December 31,
         2001........    10,454    $0.67926 to   $0.92677    $  7,640      0.00%      1.35% to   1.70%   -18.56% to    -18.31%


                                        AT YEAR ENDED                                      FOR YEAR ENDED
                         --------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                         UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                         (000S)       LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                        -------    ----------------------    --------   ----------    ---------------     -------------------
                                                     PRUDENTIAL SP PIMCO TOTAL RETURN PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   398,806    $1.04909 to   $1.32513    $466,974      4.71%      1.35% to   2.00%     0.37% to      1.03%
        December 31,
         2004........   403,102    $1.04519 to   $1.31224    $471,428      1.95%      1.35% to   2.00%     3.20% to      3.89%
        December 31,
         2003........   369,822    $1.09611 to   $1.26394    $424,483      2.48%      1.35% to   1.90%     3.87% to      4.45%
        December 31,
         2002........   282,337    $1.05530 to   $1.21092    $320,162      2.97%      1.35% to   1.90%     7.57% to      7.93%
        December 31,
         2001........    90,215    $1.03942 to   $1.12247    $ 97,602      3.35%      1.35% to   1.70%     6.82% to      7.13%
                                                      PRUDENTIAL SP PIMCO HIGH YIELD PORTFOLIO
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........   145,355    $1.18368 to   $1.37312    $191,575      6.47%      1.40% to   2.00%     2.01% to      2.61%
        December 31,
         2004........   146,925    $1.16040 to   $1.33818    $189,300      6.80%      1.40% to   2.00%     7.18% to      7.81%
        December 31,
         2003........   110,566    $1.16517 to   $1.24124    $132,701      6.92%      1.40% to   1.90%    20.13% to     20.74%
        December 31,
         2002........    49,943    $0.96993 to   $1.02813    $ 50,232      7.48%      1.40% to   1.90%    -1.52% to     -1.24%
        December 31,
         2001........    26,698    $1.01231 to   $1.04100    $ 27,527      7.09%      1.40% to   1.70%     2.20% to      2.52%
                                              JANUS ASPEN LARGE CAP GROWTH PORTFOLIO -- SERVICE SHARES
                         ----------------------------------------------------------------------------------------------------
        December 31,
         2005........    24,175    $0.59821 to   $1.31370    $ 21,744      0.13%      1.40% to   2.00%     1.98% to      2.59%
        December 31,
         2004........    26,095    $0.58487 to   $1.28061    $ 22,332      0.00%      1.40% to   2.00%     2.16% to      2.77%
        December 31,
         2003........    24,483    $0.57082 to   $1.00180    $ 18,639      0.00%      1.40% to   1.90%    29.06% to     29.69%
        December 31,
         2002........    19,693    $0.44152 to   $0.77398    $  9,935      0.00%      1.40% to   1.90%   -27.95% to    -27.72%
        December 31,
         2001........    15,055    $0.61281 to   $0.78373    $  9,682      0.00%      1.40% to   1.70%   -26.15% to    -25.93%


                                      A43


                                       AT YEAR ENDED                                       FOR YEAR ENDED
                       ----------------------------------------------    ----------------------------------------------------
                                                              NET       INVESTMENT
                       UNITS           UNIT VALUE            ASSETS       INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                       (000S)       LOWEST -- HIGHEST        (000S)       RATIO*          HIGHEST         LOWEST -- HIGHEST
                      -------    ----------------------    ----------   ----------    ---------------     -------------------
                                                      PRUDENTIAL SP LARGE CAP VALUE PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......    84,382    $1.15025 to   $1.48345    $  108,301      0.83%      1.35% to   2.00%     4.56% to      5.24%
        December 31,
         2004......    77,841    $1.09631 to   $1.41075    $   94,236      0.78%      1.35% to   2.00%    15.44% to     16.19%
        December 31,
         2003......    62,105    $0.94638 to   $1.04790    $   63,307      0.00%      1.35% to   1.90%    24.40% to     25.07%
        December 31,
         2002......    42,897    $0.75888 to   $0.83825    $   33,367      1.22%      1.35% to   1.90%   -17.77% to    -17.49%
        December 31,
         2001......    21,808    $0.92241 to   $0.94081    $   20,346      1.18%      1.35% to   1.70%   -10.16% to     -9.89%
                                                      PRUDENTIAL SP AIM CORE EQUITY PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......    28,460    $0.71174 to   $1.32432    $   28,299      1.03%      1.40% to   2.00%     2.58% to      3.19%
        December 31,
         2004......    28,927    $0.69173 to   $1.28542    $   27,334      0.46%      1.40% to   2.00%     6.66% to      7.30%
        December 31,
         2003......    24,460    $0.64656 to   $1.04529    $   19,905      0.32%      1.40% to   1.90%    21.38% to     21.98%
        December 31,
         2002......    20,905    $0.53161 to   $0.85696    $   12,421      0.00%      1.40% to   1.90%   -16.62% to    -16.38%
        December 31,
         2001......    15,144    $0.63760 to   $0.84109    $   10,081      0.00%      1.40% to   1.70%   -23.97% to    -23.74%
                                             PRUDENTIAL SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......    29,854    $0.73825 to   $1.47863    $   32,170      0.00%      1.35% to   2.00%    12.89% to     13.61%
        December 31,
         2004......    28,430    $0.65198 to   $1.30209    $   26,017      0.00%      1.35% to   2.00%     8.42% to      9.11%
        December 31,
         2003......    24,824    $0.59950 to   $1.00077    $   19,412      0.00%      1.35% to   1.90%    23.49% to     24.16%
        December 31,
         2002......    17,956    $0.48451 to   $0.80793    $    9,834      0.00%      1.35% to   1.90%   -26.51% to    -26.28%
        December 31,
         2001......    10,903    $0.65929 to   $0.85719    $    7,467      0.02%      1.35% to   1.70%   -16.72% to    -16.48%
                                                      PRUDENTIAL SP MID CAP GROWTH PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   118,076    $0.66904 to   $1.63898    $  124,278      0.00%      1.35% to   2.00%     3.20% to      3.84%
        December 31,
         2004......    95,143    $0.64649 to   $1.57888    $   92,650      0.00%      1.35% to   2.00%    17.21% to     17.96%
        December 31,
         2003......    67,470    $0.54998 to   $0.93944    $   50,518      0.00%      1.35% to   1.90%    37.48% to     38.25%
        December 31,
         2002......    33,702    $0.39925 to   $0.68122    $   14,900      0.00%      1.35% to   1.90%   -47.23% to    -47.05%
        December 31,
         2001......    18,905    $0.75655 to   $0.81566    $   14,631      0.06%      1.35% to   1.70%   -22.23% to    -22.01%
                                                   SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   114,303    $0.87096 to   $1.90014    $  156,928      0.00%      1.35% to   2.00%    15.47% to     16.21%
        December 31,
         2004......    93,665    $0.75197 to   $1.63587    $  108,264      0.00%      1.35% to   2.00%    19.01% to     19.78%
        December 31,
         2003......    76,118    $0.63000 to   $1.05808    $   67,589      0.00%      1.35% to   1.90%    39.45% to     40.20%
        December 31,
         2002......    41,584    $0.45086 to   $0.75658    $   21,753      0.00%      1.35% to   1.90%   -33.22% to    -32.98%
        December 31,
         2001......    24,616    $0.67514 to   $0.87454    $   17,947      0.00%      1.35% to   1.70%   -19.14% to    -18.91%


                                       AT YEAR ENDED                                       FOR YEAR ENDED
                       ----------------------------------------------    ----------------------------------------------------
                                                              NET       INVESTMENT
                       UNITS           UNIT VALUE            ASSETS       INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                       (000S)       LOWEST -- HIGHEST        (000S)       RATIO*          HIGHEST         LOWEST -- HIGHEST
                      -------    ----------------------    ----------   ----------    ---------------     -------------------
                                               PRUDENTIAL SP CONSERVATIVE ASSET ALLOCATION PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   413,947    $1.16340 to   $1.27471    $  603,052      1.25%      1.35% to   2.00%     3.84% to      4.50%
        December 31,
         2004......   368,692    $1.11720 to   $1.22048    $  432,866      1.32%      1.35% to   2.00%     6.75% to      7.44%
        December 31,
         2003......   246,729    $1.04299 to   $1.07868    $  267,381      1.21%      1.35% to   1.90%    14.32% to     14.94%
        December 31,
         2002......   121,341    $0.91013 to   $0.93918    $  111,677      0.27%      1.35% to   1.90%    -7.45% to     -7.13%
        December 31,
         2001......    47,726    $0.98298 to   $0.98804    $   47,031      3.00%      1.35% to   1.70%    -1.93% to     -1.64%
                                                 PRUDENTIAL SP BALANCED ASSET ALLOCATION PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   772,289    $1.09974 to   $1.38790    $1,263,780      0.81%      1.35% to   2.00%     5.49% to      6.18%
        December 31,
         2004......   636,614    $1.03936 to   $1.30793    $  772,350      0.75%      1.35% to   2.00%     8.91% to      9.61%
        December 31,
         2003......   389,561    $0.95147 to   $1.07966    $  421,057      0.79%      1.35% to   1.90%    20.59% to     21.23%
        December 31,
         2002......   166,934    $0.78749 to   $0.89088    $  138,130      0.00%      1.35% to   1.90%   -13.16% to    -12.85%
        December 31,
         2001......    70,953    $0.90679 to   $0.94990    $   65,531      2.78%      1.35% to   1.70%    -7.40% to     -7.14%
                                                  PRUDENTIAL SP GROWTH ASSET ALLOCATION PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   593,163    $1.00920 to   $1.48911    $1,099,499      0.50%      1.35% to   2.00%     7.10% to      7.79%
        December 31,
         2004......   477,746    $0.93943 to   $1.38211    $  597,023      0.40%      1.35% to   2.00%    10.83% to     11.54%
        December 31,
         2003......   281,219    $0.84514 to   $1.06700    $  301,059      0.44%      1.35% to   1.90%    25.88% to     26.57%
        December 31,
         2002......   120,052    $0.67004 to   $0.84346    $   88,202      0.00%      1.35% to   1.90%   -18.65% to    -18.35%
        December 31,
         2001......    54,257    $0.82369 to   $0.90967    $   45,992      1.56%      1.35% to   1.70%   -13.39% to    -13.13%


                                      A44


                                       AT YEAR ENDED                                       FOR YEAR ENDED
                       ----------------------------------------------    ----------------------------------------------------
                                                               NET      INVESTMENT
                       UNITS            UNIT VALUE            ASSETS      INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                       (000S)        LOWEST -- HIGHEST        (000S)      RATIO*          HIGHEST         LOWEST -- HIGHEST
                      -------    ------------------------    --------   ----------    ---------------     -------------------
                                            PRUDENTIAL SP AGGRESSIVE GROWTH ASSET ALLOCATION PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......   112,979    $ 0.91771 to   $ 1.57741    $159,065       0.16%     1.35% to   2.00%     8.32% to      9.01%
        December 31,
         2004......    92,089    $ 0.84470 to   $ 1.44765    $117,544       0.05%     1.40% to   2.00%    12.51% to     13.17%
        December 31,
         2003......    49,024    $ 0.74865 to   $ 1.05061    $ 51,315       0.02%     1.40% to   1.90%    30.30% to     30.96%
        December 31,
         2002......    20,717    $ 0.57340 to   $ 0.80240    $ 13,525       0.00%     1.35% to   1.90%   -23.46% to    -23.24%
        December 31,
         2001......     9,469    $ 0.74916 to   $ 0.87109    $  7,367       0.37%     1.35% to   1.70%   -19.37% to    -19.12%
                                            PRUDENTIAL SP WILLIAM BLAIR INTERNATIONAL GROWTH PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......    65,436    $ 0.73359 to   $ 1.78245    $ 83,908       0.59%     1.35% to   2.00%    14.11% to     14.85%
        December 31,
         2004......    58,453    $ 0.64107 to   $ 1.55290    $ 63,262       0.19%     1.35% to   2.00%    14.26% to     14.98%
        December 31,
         2003......    40,928    $ 0.55950 to   $ 1.10501    $ 34,917       0.26%     1.35% to   1.90%    36.98% to     37.73%
        December 31,
         2002......    28,228    $ 0.40766 to   $ 0.80285    $ 14,017       0.00%     1.35% to   1.90%   -23.86% to    -23.60%
        December 31,
         2001......    17,864    $ 0.53544 to   $ 0.74180    $ 10,336       0.32%     1.35% to   1.70%   -36.71% to    -36.51%
                                                  PRUDENTIAL SP LSV INTERNATIONAL VALUE PORTFOLIO
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......    61,884    $ 0.93945 to   $ 1.63218    $ 80,895       0.42%     1.40% to   2.00%    11.54% to     12.21%
        December 31,
         2004......    56,155    $ 0.83972 to   $ 1.45822    $ 64,335       0.43%     1.40% to   2.00%    13.54% to     14.21%
        December 31,
         2003......    45,767    $ 0.73752 to   $ 1.07261    $ 43,370       0.71%     1.40% to   1.90%    25.00% to     25.62%
        December 31,
         2002......    31,180    $ 0.58896 to   $ 0.85393    $ 20,521       0.00%     1.40% to   1.90%   -18.56% to    -18.31%
        December 31,
         2001......    18,004    $ 0.72306 to   $ 0.84741    $ 13,426       0.63%     1.35% to   1.70%   -23.36% to    -23.13%
                                                EVERGREEN VA BALANCED FUND (AVAILABLE MAY 7, 2001)
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......     1,017    $ 1.05290 to   $ 1.22238    $  1,234       2.41%     1.40% to   1.85%     3.37% to      3.83%
        December 31,
         2004......     1,326    $ 1.01405 to   $ 1.18087    $  1,554       0.86%     1.40% to   1.85%     4.37% to      4.85%
        December 31,
         2003......     1,190    $ 0.96717 to   $ 0.96717    $  1,335       6.21%     1.40% to   1.40%    14.17% to     14.17%
        December 31,
         2002......         7    $ 0.84711 to   $ 0.84711    $      6       0.28%     1.40% to   1.40%   -10.91% to    -10.91%
        December 31,
         2001......        19    $ 0.95089 to   $ 0.95089    $     18      14.47%     1.40% to   1.40%    -4.91% to     -4.91%
                                                 EVERGREEN VA GROWTH FUND (AVAILABLE MAY 7, 2001)
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......       849    $ 1.17798 to   $ 1.59343    $  1,339       0.00%     1.40% to   1.85%     4.59% to      5.06%
        December 31,
         2004......     1,020    $ 1.12462 to   $ 1.51675    $  1,536       0.00%     1.40% to   1.85%    11.80% to     12.29%
        December 31,
         2003......       766    $ 1.00452 to   $ 1.00452    $  1,031       0.00%     1.70% to   1.70%    36.66% to     36.66%
        December 31,
         2002......         5    $ 0.73505 to   $ 0.73505    $      3       0.00%     1.70% to   1.70%   -24.48% to    -24.48%



                                       AT YEAR ENDED                                       FOR YEAR ENDED
                       ----------------------------------------------    ----------------------------------------------------
                                                              NET       INVESTMENT
                       UNITS           UNIT VALUE            ASSETS       INCOME      EXPENSE RATIO**      TOTAL RETURN***
                                                                                         LOWEST --
                       (000S)       LOWEST -- HIGHEST        (000S)       RATIO*          HIGHEST         LOWEST -- HIGHEST
                      -------    ----------------------    ----------   ----------    ---------------     -------------------
                                                  EVERGREEN VA OMEGA FUND (AVAILABLE MAY 7, 2001)
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......     2,203    $ 1.00323 to   $ 1.44748    $  3,141       0.20%     1.40% to   1.85%     1.97% to      2.42%
        December 31,
         2004......     2,484    $ 0.96898 to   $ 1.41333    $  3,469       0.00%     1.40% to   1.85%     5.26% to      5.74%
        December 31,
         2003......     1,962    $ 0.92642 to   $ 1.04554    $  2,607       0.00%     1.40% to   1.70%    37.70% to     38.11%
        December 31,
         2002......        22    $ 0.67078 to   $ 0.75856    $     17       0.00%     1.40% to   1.70%   -26.41% to    -26.41%
        December 31,
         2001......         4    $ 0.91152 to   $ 0.91152    $      4       0.00%     1.40% to   1.40%    -8.85% to     -8.85%
                                             EVERGREEN VA SPECIAL VALUES FUND (AVAILABLE MAY 7, 2001)
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......     2,586    $ 1.40077 to   $ 1.62435    $  4,152       1.00%     1.40% to   1.85%     8.75% to      9.24%
        December 31,
         2004......     2,603    $ 1.28607 to   $ 1.48703    $  3,833       1.15%     1.40% to   1.85%    18.19% to     18.71%
        December 31,
         2003......     1,471    $ 1.08655 to   $ 1.20289    $  1,830       0.30%     1.40% to   1.70%    27.35% to     27.72%
        December 31,
         2002......        48    $ 0.85230 to   $ 0.94182    $     42       0.34%     1.40% to   1.70%   -14.06% to    -13.81%
        December 31,
         2001......         4    $ 1.09268 to   $ 1.09268    $      4       0.81%     1.40% to   1.40%     9.27% to      9.27%
                                         EVERGREEN INTERNATIONAL EQUITY FUND (AVAILABLE DECEMBER 5, 2003)
                       ------------------------------------------------------------------------------------------------------
        December 31,
         2005......       124    $13.91662 to   $14.04482    $  1,730       2.61%     1.40% to   1.85%    13.90% to     14.40%
        December 31,
         2004......        87    $12.21880 to   $12.27702    $  1,062       1.61%     1.40% to   1.85%    17.04% to     17.56%
        December 31,
         2003......        34    $10.43946 to   $10.44289    $    350       0.93%     1.40% to   1.85%     4.50% to      4.53%


                                      A45


                                          AT YEAR ENDED                                     FOR YEAR ENDED
                           --------------------------------------------    --------------------------------------------------
                                                                  NET     INVESTMENT
                           UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**     TOTAL RETURN***
                                                                                           LOWEST --
                          (000S)        LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST        LOWEST -- HIGHEST
                          ------    ------------------------    -------   ----------    ---------------     -----------------
                                         EVERGREEN VA FUNDAMENTAL LARGE CAP FUND (AVAILABLE DECEMBER 5, 2003)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     344     $11.93001 to   $12.03990    $ 4,118      0.98%      1.40% to   1.85%    7.04% to     7.51%
        December 31,
         2004..........     266     $11.14557 to   $11.19868    $ 2,976      1.69%      1.40% to   1.85%    7.23% to     7.70%
        December 31,
         2003..........      68     $10.39444 to   $10.39784    $   710      0.51%      1.40% to   1.85%    4.80% to     4.83%
                                      AST ALLIANCEBERNSTEIN GROWTH & INCOME PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     115     $10.23808 to   $10.28681    $ 1,177      0.00%      1.40% to   2.00%    1.83% to     2.31%
                                       AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     140     $10.30508 to   $10.35426    $ 1,450      0.00%      1.40% to   2.00%    2.37% to     2.86%
                                     AST AMERICAN CENTURY STRATEGIC BALANCED PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      87     $10.28803 to   $10.33700    $   900      0.03%      1.40% to   2.00%    2.45% to     2.94%
                                          AST COHEN & STEERS REAL ESTATE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     443     $11.98449 to   $12.04155    $ 5,325      0.02%      1.40% to   2.00%   18.11% to    18.67%
                                              AST GLOBAL ALLOCATION PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      47     $10.59416 to   $10.64464    $   494      0.00%      1.40% to   2.00%    5.78% to     6.28%
                                             AST DEAM LARGE-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     296     $10.68583 to   $10.73678    $ 3,171      0.03%      1.40% to   2.00%    5.96% to     6.46%
                                            AST DEAM SMALL-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      63     $10.28365 to   $10.33264    $   648      0.00%      1.40% to   2.00%    2.73% to     3.21%
                                             AST DEAM SMALL-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     115     $ 9.98999 to   $10.03757    $ 1,152      0.00%      1.40% to   2.00%   -0.55% to    -0.08%
                                           AST GOLDMAN SACHS HIGH YIELD PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     274     $ 9.83138 to   $ 9.87825    $ 2,705      0.63%      1.40% to   2.00%   -1.45% to    -0.99%
                                         AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     297     $10.92849 to   $10.98052    $ 3,258      0.00%      1.40% to   2.00%    9.30% to     9.82%
                                                AST MID-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     143     $10.32446 to   $10.37369    $ 1,480      0.03%      1.40% to   2.00%    2.58% to     3.07%
                                               AST SMALL-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     229     $10.60928 to   $10.66828    $ 2,433      0.00%      1.40% to   2.10%    5.58% to     6.17%
                                      AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      97     $10.72971 to   $10.78065    $ 1,041      0.01%      1.40% to   2.00%    6.95% to     7.45%
                                         AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     234     $10.54976 to   $10.60000    $ 2,478      0.00%      1.40% to   2.00%    5.51% to     6.01%
                                               AST LARGE-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     973     $10.52787 to   $10.57804    $10,264      0.03%      1.40% to   2.00%    4.48% to     4.97%
                                          AST LORD ABBETT BOND DEBENTURE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     285     $ 9.92247 to   $ 9.96977    $ 2,835      0.06%      1.40% to   2.00%   -0.76% to    -0.29%
                                            AST MARSICO CAPITAL GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........     709     $10.87333 to   $10.92526    $ 7,726      0.00%      1.40% to   2.00%    7.38% to     7.89%



                                      A46


                                          AT YEAR ENDED                                     FOR YEAR ENDED
                           --------------------------------------------    --------------------------------------------------
                                                                  NET     INVESTMENT
                           UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**     TOTAL RETURN***
                                                                                           LOWEST --
                          (000S)        LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST        LOWEST -- HIGHEST
                          ------    ------------------------    -------   ----------    ---------------     -----------------

                                                  AST MFS GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      137    $10.72987 to   $10.78089    $ 1,469      0.00%      1.40% to   2.00%    6.91% to     7.41%


                                      AST NEUBERGER & BERMAN MID-CAP GROWTH PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      435    $11.27378 to   $11.35869    $ 4,931      0.00%      1.40% to   2.35%   12.12% to    12.96%


                                       AST NEUBERGER & BERMAN MID-CAP VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........    1,055    $10.84658 to   $10.90682    $11,489      0.00%      1.40% to   2.10%    8.23% to     8.83%
                                              AST PIMCO LIMITED MATURITY BOND (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      372    $10.02962 to   $10.07733    $ 3,741      0.05%      1.40% to   2.00%    0.31% to     0.78%

                                         AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........       54    $10.28329 to   $10.33229    $   560      0.00%      1.40% to   2.00%    2.02% to     2.51%

                                          AST ALLIANCEBERNSTEIN MANAGED INDEX 500 (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      215    $10.37238 to   $10.42169    $ 2,234      0.07%      1.40% to   2.00%    3.21% to     3.70%

                                       AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------

        December 31,
         2005..........    2,037    $11.70665 to   $11.76236    $23,909      0.00%      1.40% to   2.00%   17.04% to    17.59%

                                        AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      214    $10.32700 to   $10.37610    $ 2,213      0.04%      1.40% to   2.00%    2.98% to     3.46%
                                              AST MFS GLOBAL EQUITY PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      166    $10.44900 to   $10.49866    $ 1,733      0.00%      1.40% to   2.00%    4.85% to     5.34%


                                          AT YEAR ENDED                                     FOR YEAR ENDED
                           --------------------------------------------    --------------------------------------------------
                                                                  NET     INVESTMENT
                           UNITS           UNIT VALUE           ASSETS      INCOME      EXPENSE RATIO**     TOTAL RETURN***
                                                                                           LOWEST --
                          (000S)        LOWEST -- HIGHEST       (000S)      RATIO*          HIGHEST        LOWEST -- HIGHEST
                          ------    ------------------------    -------   ----------    ---------------     -----------------

                                        AST JP MORGAN INTERNATIONAL EQUITY PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,

         2005..........      337    $10.62393 to   $10.67460    $ 3,586      0.00%      1.40% to   2.00%    7.17% to     7.67%
                                          AST T. ROWE PRICE GLOBAL BOND PORTFOLIO (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      359    $ 9.42345 to   $ 9.46839    $ 3,395      0.05%      1.40% to   2.00%   -5.28% to    -4.83%

                                        AST AGGRESSIVE ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      219    $ 9.99478 to   $ 9.99933    $ 2,188      0.00%      1.40% to   2.00%   -0.04% to     0.00%

                                      AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........    2,645    $ 9.99914 to   $10.00933    $26,458      0.00%      1.40% to   2.75%    0.01% to     0.10%

                                         AST BALANCED ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........    2,355    $10.00913 to   $10.01933    $23,582      0.00%      1.40% to   2.75%    0.11% to     0.20%
                                       AST CONSERVATIVE ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      858    $10.01910 to   $10.02932    $ 8,600      0.00%      1.40% to   2.75%    0.21% to     0.30%

                                       AST PRERSERVATION ASSET ALLOCATION PORTFOLIO (AVAILABLE DECEMBER 5, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      220    $10.03099 to   $10.03931    $ 2,209      0.00%      1.40% to   2.50%    0.33% to     0.40%

                                              GARTMORE GVIT DEVELOPING MARKETS (AVAILABLE MARCH 14, 2005)
                           --------------------------------------------------------------------------------------------------
        December 31,
         2005..........      579    $12.02867 to   $12.08600    $ 6,988      0.31%      1.40% to   2.00%   21.74% to    22.32%


             * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment

                                      A47
                  income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

             ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

             *** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account, the total return is calculated for each of the five years in the period ended December 31, 2005 or from the effective date of the subaccount through the end of the reporting period. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period.

             CHARGES AND EXPENSES

             A. MORTALITY RISK AND EXPENSE RISK CHARGES

             The mortality risk and expense risk charges are applied daily against the net assets of each contract. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life. The mortality risk and expense risk charges are assessed through the reduction in unit values.

             B. ADMINISTRATION CHARGE

             The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. A charge is assessed through the redemption of units.


                                      A48


                                                                      MORTALITY &      MORTALITY & EXPENSE CHARGE:   ADMINISTRATION
        CONTRACTS:                                                  EXPENSE CHARGE:      WITH LIFETIME 5 OPTION:         CHARGE:
                                                                    ---------------    ---------------------------   --------------
        Strategic Partners Annuity One
         Basic..................................................          1.40%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.60%                   2.20%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.70%                   2.30%                     NA
        Strategic Partners Annuity One Enhanced -- Non Bonus
         Version
          Basic.................................................          1.40%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.60%                   2.20%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.70%                   2.30%                     NA
        Strategic Partners Annuity One Enhanced -- Bonus Version
          Basic.................................................          1.50%                   2.10%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.70%                   2.30%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.80%                   2.40%                     NA
        Strategic Partners Plus
          Basic.................................................          1.40%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.60%                   2.20%                     NA
          GMDB with Step Up and Roll Up.........................          1.70%                   2.30%                     NA
        Strategic Partners Plus Enhanced -- Non Bonus Version
          Basic.................................................          1.40%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.60%                   2.20%                     NA
          GMDB with Step Up and Roll Up.........................          1.70%                   2.30%                     NA
        Strategic Partners Plus Enhanced -- Bonus Version
          Basic.................................................          1.50%                   2.10%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.70%                   2.30%                     NA
          GMDB with Step Up and Roll Up.........................          1.80%                   2.40%                     NA
        Strategic Partners Select GMDB with Step Up and Roll Up.          1.52%                     NA                      NA
        Strategic Partners Advisor
          Basic.................................................          1.40%                   2.00%                     NA
          GMDB with Step Up and Roll Up.........................          1.65%                   2.25%                     NA
        Strategic Partners FlexElite
          Basic.................................................          1.60%                   2.20%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.80%                   2.40%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.90%                   2.50%                     NA
        Strategic Partners Enhanced FlexElite
          Basic.................................................          1.65%                   2.25%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.90%                   2.50%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          2.00%                   2.60%                     NA
          WHDV..................................................          2.15%                   2.75%                     NA
        Strategic Partners Plus Enhanced III -- Non Bonus
         Version
          Basic.................................................          1.50%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.75%                   2.25%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.85%                   2.35%                     NA
          WHDV..................................................          1.90%                   2.50%                     NA
        Strategic Partners Plus Enhanced III -- Bonus Version
          Basic.................................................          1.40%                   2.10%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.65%                   2.38%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.75%                   2.45%                     NA
          WHDV..................................................          2.00%                   2.00%                     NA
        Strategic Partners Annuity One Enhanced III -- Non Bonus
         Version
          Basic.................................................          1.50%                   2.00%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.75%                   2.25%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.85%                   2.35%                     NA
          WHDV..................................................          1.90%                   2.00%                     NA
        Strategic Partners Annuity One Enhanced III -- Bonus
         Version
          Basic.................................................          1.40%                   2.10%                     NA
          GMDB Annual Step Up or 5% Roll Up.....................          1.60%                   2.35%                     NA
          GMDB with-Greater of Roll Up or Step Up...............          1.75%                   2.45%                     NA
          WHDV..................................................          2.00%                   2.60%                     NA
        Discovery Preferred Variable Annuity....................          1.25%                    NA                     0.15%
        Discovery Select Variable Annuity.......................          1.25%                    NA                     0.15%
        Discovery Choice
          Basic.................................................          1.35%                    NA                       NA
          Enhanced..............................................          1.65%                    NA                       NA


                                      A49

             C. WITHDRAWAL CHARGES

             A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0% -- 8%. This charge is assessed through the redemption of units.


                                      A50

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
Pruco Life Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts listed in Note 1 of the Pruco Life Flexible Premium Variable Annuity Account at December 31, 2005, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2005 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
April 12, 2006



                                      A51

                                    PART C
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) FINANCIAL STATEMENTS

(1) Financial Statements of the Subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statement of Net Assets as of December 31, 2005; the Statement of Operations for the period ended December 31, 2005; the
    Statements of Changes in Net Assets for the periods ended December 31, 2005 and December 31, 2004; and the Notes relating thereto appear in the statement of additional information. (Part B of the Registration Statement). (Note 13)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated
    Statements of Financial Position as of December 31, 2005 and 2004; and the related Consolidated Statements of Operations,
    Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2005, 2004, and 2003; and the Notes to the
    Consolidated Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).
    (Note 13)

(b) EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable
    Annuity Account. (Note 2)

(2) Agreements for custody of securities and similar investments--Not Applicable.

(3) (a)  Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and
         Pruco Life Insurance Company (Depositor). (Note 3)

    (b)  Form of Selected Broker Agreement used by PIMS. (Note 3)

(4) (a)  The Prudential Premier Variable Annuity B Series, L Series and X Series certificate issued under group annuity contract
         (including schedule pages for each Series). (Note 1)

    (b)  The Prudential Premier Variable Annuity B Series, L Series and X Series individual annuity contract (including schedule pages for each Series). (Note 1)

    (c)  Guaranteed Minimum Income Benefit Rider. (Note 1)

    (d)  Guaranteed Minimum Income Benefit Schedule Supplement. (Note 1)

    (e)  Periodic Value Death Benefit Rider. (Note 1)

    (f)  Periodic Value Death Benefit Schedule Supplement. (Note 1)

    (g)  Combination Roll-up Value and Periodic Value Death Benefit Rider. (Note 1)

    (h)  Combination Roll-up Value Death Benefit Schedule Supplement. (Note 1)

    (i)  Guaranteed Minimum Payments Benefit Rider. (Note 1)

    (j)  Guaranteed Minimum Payments Benefit Schedule Supplement. (Note 1)

    (k)  Enhanced Dollar Cost Averaging Rider. (Note 1)

    (l)  Enhanced Dollar Cost Averaging Schedule Supplement. (Note 1)

    (m)  Longevity Credit Rider. (Note 1)

    (n)  Individual Retirement Annuity Endorsement. (Note 1)

    (o)  Roth Individual Retirement Annuity Endorsement. (Note 1)

    (p)  403(b) Annuity Endorsement. (Note 1)

    (q)  Medically Related Surrender Provision Endorsement. (Note 1)

    (r)  Endorsement Rider: Joint and Survivor Guaranteed Minimum Payments Benefit (Spousal Lifetime Five) (Note 12)

    (s)  Endorsement Supplement: Joint and Survivor Guaranteed Minimum Payments Benefit Schedule (Spousal Lifetime Five)
         (Note 12)

(5) (a)  Application form for the Contract. (Note 13)

(6) (a)  Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 4)

    (b)  By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 5)

(7) Contract of reinsurance in connection with variable annuity contracts. (Note 1)

    (a)  Contract of reinsurance in connection with Lifetime Five Benefit. (Note 1)

    (b)  Reinsurance agreement between Pruco Life Insurance Company and Pruco Reinsurance LTD for Spousal Lifetime Five
         Income Benefit (Note 13)

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

         (a)   Form of Fund Participation Agreement. (Note 6)

      (9)  Opinion of Counsel. (Note 13)

      (10) (a) Written Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 13)

      (11) All financial statements omitted from Item 23, Financial Statements - Not Applicable.

      (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

      (13) Powers of Attorney.

           (a)  Helen M. Galt (Note 1)

           (b)  James J. Avery, Jr. (Note 1)

           (c)  David R. Odenath, Jr., Ronald P. Joelson (Note 1)

           (d)  C. Edward Chaplin, John Chieffo, Bernard J. Jacob (Note 1)
--------

    (Note 1) Incorporated by reference to Form N-4, Registration No. 333-130989, filed January 12, 2006 on behalf of the Pruco life Flexible Premium Variable Annuity Account.
    (Note 2) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
    (Note 3)  Incorporated by reference to Post-Effective Amendment
              No. 6 to Form N-4, Registration No.333-06701, filed April
              15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
    (Note 4) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.
    (Note 5) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of Pruco Life Insurance Company.
    (Note 6) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.
    (Note 7) Incorporated by reference to the initial registration on Form N-4, Registration No. 333-37728, filed May 24, 2000 on behalf of the Pruco Life Flexible Premium Variable
              Annuity Account.
    (Note 8)  Incorporated by reference to Post-Effective Amendment
              No. 2 to Form S-6, Registration No. 333-07451, filed June
              25, 1997 on behalf of the Pruco Life Variable Appreciable
              Account.
    (Note 9) Incorporated by reference to Form S-6, Registration No. 333-49332, filed November 3, 2000 on behalf of the Pruco
              Life Variable Universal Account.
    (Note 10) Incorporated by reference to Post-Effective Amendment
              No. 39, Form N-4 to Registration No. 333-37728, filed November 14, 2003 on behalf of Pruco Life Flexible
              Premium Variable Annuity Account.
    (Note 11) Incorporated by reference to Post-Effective Amendment
              No. 14, Form N-4, Registration No.: 333-37728, filed
              November 15, 2004 on behalf of Pruco Life Flexible
              Premium Variable Annuity Account.
    (Note 12) Incorporated by reference to Post-Effective Amendment
              No. 9, Form N-4, Registration No.: 333-75702, filed
              December 9, 2005 on behalf of Pruco Life Flexible
              Premium Variable Annuity Account.
    (Note 13) Filed Herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Pruco Life are listed below:


              Name and Principal        Position and Offices
              Business Address          with Depositor
              ----------------          --------------
              James J. Avery, Jr.       Vice Chairman and
                                        Director
              213 Washington Street
              Newark, NJ 07102-2992

              C. Edward Chaplin
                                        Treasurer and Director
              751 Broad Street
              Newark, NJ 07102-3777

              John Chieffo
                                        Chief Financial Officer
              213 Washington Street
              Newark, NJ 07102-2992

              Helen M. Galt
                                        Director
              213 Washington Street
              Newark, NJ 07102-2992

              Bernard J. Jacob
                                        President and Director
              213 Washington Street
              Newark, NJ 07102-2992

              Ronald P. Joelson
                                        Director
              100 Mulberry Street
              Newark, NJ 07102-5096

              Clifford E. Kirsch
                                        Chief Legal Officer and
                                        Secretary
              213 Washington Street
              Newark, NJ 07102-2992

              Melody C. McDaid
                                        Senior Vice President
              213 Washington Street
              Newark, NJ 07102-2992

              James M. O'Connor
                                        Senior Vice President
                                        and Actuary
              200 Wood Avenue South
              Iselin, NJ 08830-2706

              David R. Odenath, Jr.
                                        Director
              751 Broad Street
              Newark, NJ 07102-3777

              Shirley Shao
                                        Senior Vice President
                                        and Chief Actuary
              213 Washington Street
              Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc., a New Jersey insurance holding company.

Pruco Life may be deemed to control its wholly-owned subsidiary, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco
Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund. In addition, Prudential holds all the shares of Prudential's Gibraltar Fund in three of its separate accounts. The Prudential Series Fund and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with other insurers that are direct or indirect subsidiaries of Prudential Financial, Inc. and their separate accounts.


The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration
No. 001-16707, filed March 16, 2006, the text of which is hereby incorporated.


ITEM 27. NUMBER OF CONTRACT OWNERS

Not applicable.

ITEM 28. INDEMNIFICATION


The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS

   (a) Prudential Investment Management Services LLC (PIMS)


PIMS is distributor for Cash Accumulation Trust, Dryden Ultra Short Bond Fund, Nicholas-Applegate Fund, Inc., (Nicholas-Applegate Growth Equity Fund), Dryden California Municipal Fund, Jennison Blend Fund, Inc., Dryden Global Total Return Fund, Inc., Dryden Government Income Fund, Inc., Dryden Government Securities Trust, Dryden High Yield Fund, Inc., Dryden High Yield Total Return Fund, Inc., Dryden Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., MoneyMart Assets, Inc., Dryden Municipal Bond Fund, Dryden Municipal Series Fund, Dryden National Municipals Fund, Inc., Jennison Natural Resources Fund, Inc., Strategic Partners Real Estate Fund, Jennison Sector Funds, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Jennison Small Company Fund, Inc., Dryden Tax-Free Money Fund, Dryden Tax-Managed Funds, Dryden Small-Cap Core Equity Fund, Inc., Dryden Total Return Bond Fund, Inc., Jennison 20/20 Focus Fund, Jennison U.S. Emerging Growth Fund, Inc., Jennison Value Fund, Prudential World Fund, Inc., Strategic Partners Asset Allocation Funds, Strategic Partners Mutual Funds, Inc., Strategic Partners Opportunity Funds, Strategic Partners Style Specific Funds, The Prudential Investment Portfolios, Inc., The Target Portfolio Trust, American Skandia Trust and The Prudential Series Fund.

PIMS is also distributor of the following other investment company Separate
Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Prudential Discovery Premier Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

   (b) Information concerning the Directors and Officers of PIMS is set forth below:


                               POSITIONS AND OFFICES        POSITIONS AND OFFICES
NAME (1)                          WITH UNDERWRITER             WITH REGISTRANT
--------                  -------------------------------- ------------------------
Robert F. Gunia           President                        None

Mark Hastings             Senior Vice President & Chief    None
                          Compliance Officer

David R. Odenath          Executive Vice President         None
751 Broad Street
Newark, NJ 07102

Scott G. Sleyster         Executive Vice President         None
280 Trumbull Street
Hartford, CT 06103

Stephen Pelletier         Executive Vice President         None

Bernard B. Winograd       Executive Vice President         None

Edward P. Baird           Executive Vice President         None
213 Washington Street
Newark, NJ 07102

Mark I. Salvacion         Senior Vice President, Secretary None
                          and Chief Legal Officer

Michael J. McQuade        Senior Vice President and        None
                          Chief Financial Officer

C. Edward Chaplin         Executive Vice President         None
751 Broad Street          and Treasurer
Newark, NJ 07102

Peter J. Boland           Senior Vice President            None
                          and Director
                          of Operations

--------
(1)The address of each person named is 100 Mulberry Street, Newark, New Jersey 07102 unless otherwise noted.


   (c) Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.



                                               Net Underwriting Discounts Compensation on  Brokerage
Name of Principal Underwriter                       and Commissions         Redemption    Commissions Compensation
-----------------------------                  -------------------------- --------------- ----------- ------------
Prudential Investment Management Services, LLC        $111,101,992             $-0-          $-0-         $-0-


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a)Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c)Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.


(e)Pruco Life hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                                  SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested in the City of Newark and the State of New Jersey, on this 14th day of April, 2006.


           THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                 (Registrant)

                       BY: PRUCO LIFE INSURANCE COMPANY
                                  (Depositor)

Attest: /s/ CLIFFORD E. KIRSCH            /s/ BERNARD J. JACOB
        --------------------------------- ----------------------------------
        CLIFFORD E. KIRSCH                BERNARD J. JACOB
        CHIEF LEGAL OFFICER AND SECRETARY PRESIDENT

                                  SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


SIGNATURE AND TITLE
-------------------
*
-----------------------------
JAMES J. AVERY JR.             Date: April 14, 2006
VICE CHAIRMAN AND DIRECTOR

*
-----------------------------
BERNARD J. JACOB               *BY /s/ CLIFFORD E. KIRSCH
PRESIDENT AND DIRECTOR             -----------------------------
                                   CLIFFORD E. KIRSCH
                                   (ATTORNEY-IN-FACT)
*
-----------------------------
JOHN CHIEFFO
VICE PRESIDENT AND CHIEF
ACCOUNTING
OFFICER AND PRINCIPAL
FINANCIAL OFFICER

*
-----------------------------
C. EDWARD CHAPLIN
SENIOR VICE PRESIDENT AND
DIRECTOR

*
-----------------------------
RONALD P. JOELSON
DIRECTOR

*
-----------------------------
HELEN M. GALT
DIRECTOR

*
-----------------------------
DAVID R. ODENATH, JR.
DIRECTOR

                                 EXHIBIT INDEX


(5)(a) Application form for the Contract.

(7)(b) Reinsurance agreement between Pruco Life Insurance Company and Pruco Reinsurance LTD for Spousal Lifetime Five
       Income Benefit

9      Opinion of Counsel

10(a)  Written consent of PricewaterhouseCoopers LLP